
13000902





# SPEEDWAY MOTORSPORTS, INC.

## 2012 ANNUAL REPORT

# CORPORATE INFORMATION

Speedway Motorsports, Inc. is a leading marketer, promoter and sponsor of motorsports entertainment in the United States. The Company, through its subsidiaries, owns and operates the following premier facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Kentucky Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway, Sonoma Raceway and Texas Motor Speedway. The Company provides souvenir merchandising services through its SMI Properties subsidiaries; manufactures and distributes smaller-scale, modified racing cars and parts through its U.S. Legend Cars International subsidiary; and produces and broadcasts syndicated motorsports programming to radio stations nationwide through its Performance Racing Network subsidiary. The Company also equally-owns Motorsports Authentics, a joint venture with International Speedway Corporation to produce, market and sell licensed motorsports merchandise.

For more information regarding Speedway Motorsports, Inc., please visit www.speedwaymotorsports.com.

## SHAREHOLDER SERVICES

Registered shareholders (who hold shares in their name) with questions or seeking services, including change of address, transfer of stock to another person and other administrative services, should contact the Transfer Agent at:

**American Stock Transfer & Trust Company, LLC**

6201 15th Avenue
Brooklyn, NY 11219
800-937-5449
866-703-9077 (for hearing impaired)
718-921-8386 (international shareholders)
www.amstock.com

## INVESTOR RELATIONS

Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027
704-532-3318
investor@smicorporate.com

## COMMON STOCK

Speedway Motorsports, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "TRK". As of March 1, 2013, there were approximately 2,337 stockholders of record.

## CORPORATE HEADQUARTERS

Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

## TRUSTEE FOR DEBT SECURITIES

U.S. Bank National Association
Bondholder Services – EP-MN-WS2N
60 Livingston Avenue
St Paul, MN 55107-2292

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Charlotte, NC

## ANNUAL MEETING OF STOCKHOLDERS

Tuesday, April 16, 2013, 10:00 a.m.
Charlotte Motor Speedway
Smith Tower, 600 Room
5555 Concord Parkway South
Concord, NC 28027


SPEEDWAY MOTORSPORTS, INC.

**5555 CONCORD PARKWAY SOUTH**
**CONCORD, NORTH CAROLINA 28027**



March 22, 2013

**Dear Stockholder:**

You are cordially invited to attend the Annual Meeting of Stockholders of Speedway Motorsports, Inc. to be held at 10:00 a.m., Eastern Daylight Time on Tuesday, April 16, 2013, at the Smith Tower located at Charlotte Motor Speedway in Concord, North Carolina. We look forward to greeting personally those stockholders who are able to attend.

The accompanying formal Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters on which action will be taken at the meeting.

Whether or not you plan to attend the meeting on April 16, 2013, it is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning your proxy card or, if your shares are held in a stock brokerage account or by a bank or other holder of record, in another manner allowed by the holder of record.

On behalf of the Board of Directors,

Sincerely,

O. Bruton Smith
*Chairman and Chief Executive Officer*

Voting Your Proxy Is Important

PLEASE SIGN AND DATE YOUR PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE



# Speedway Motorsports, Inc.

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Concord, NC
March 22, 2013

The Annual Meeting of Stockholders of Speedway Motorsports, Inc. will be held at the Smith Tower located at Charlotte Motor Speedway, 5555 Concord Parkway South, Concord, North Carolina on Tuesday, April 16, 2013, at 10:00 a.m., Eastern Daylight Time (the "Annual Meeting") for the following purposes, as described in the accompanying Proxy Statement:

- To elect Mr. O. Bruton Smith and Mr. Robert L. Rewey as members of our Board of Directors, each for a term of three years;
- To approve the Speedway Motorsports, Inc. 2013 Stock Incentive Plan;
- To ratify the selection by the Audit Committee of PricewaterhouseCoopers LLP as our principal independent registered public accounting firm for the year ending December 31, 2013; and
- To transact such other business as may properly come before the Annual Meeting.

Only holders of record of our common stock at the close of business on March 1, 2013 will be entitled to vote at the Annual Meeting.

It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by completing and returning your proxy card or, if your shares are held in a stock brokerage account or by a bank or other holder of record, in another manner allowed by the holder of record.



J. Cary Tharrington IV
Secretary

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 16, 2013: The Proxy Statement, the accompanying proxy card and the Annual Report to Security Holders are available at *www.speedwaymotorsports.com.***

# TABLE OF CONTENTS

# GENERAL

### Introduction

The Board of Directors (the "Board") of Speedway Motorsports, Inc. ("SMI" or the "Company") is soliciting your proxy to be voted at the 2013 Annual Meeting of Stockholders to be held on Tuesday, April 16, 2013, at 10:00 a.m., Eastern Daylight Time (the "Annual Meeting"). The Annual Meeting will be held at the Smith Tower located at Charlotte Motor Speedway, 5555 Concord Parkway South, Concord, North Carolina. Only holders of record of SMI's common stock, par value $.01 per share (the "Common Stock"), at the close of business on March 1, 2013 (the "Record Date") are entitled to receive notice of the Annual Meeting, to receive this Proxy Statement, including the accompanying proxy card, and to vote at the Annual Meeting.

### How to Vote

This Proxy Statement, including the accompanying proxy card, is first being sent to stockholders on or about March 22, 2013.

Stockholders may vote using any of the following methods:

- *By Mail.* Be sure to complete, sign and date the proxy card and return it in the prepaid envelope. If you are a "holder of record" (*i.e.*, your shares are registered directly in your name with American Stock Transfer & Trust Company, SMI's transfer agent), and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Board.
- *By Telephone or on the Internet.* If you are a "beneficial owner" (*i.e.*, your shares are held in a stock brokerage account or by a bank or other holder of record), telephone and Internet voting may be available to you depending on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive. If you vote by telephone or on the Internet, you do not have to return your proxy card.
- *In Person at the Annual Meeting.* All stockholders may vote in person at the Annual Meeting. You may also be represented by another person at the Annual Meeting by executing a proper proxy designating that person. If you are a beneficial owner, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting.

If you are a holder of record, you can revoke your proxy before your shares are voted at the Annual Meeting by:

- Written notice to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212, received prior to the date of the Annual Meeting;
- Timely delivery of a valid, later-dated proxy; or
- Voting by ballot at the Annual Meeting.

If you are a beneficial owner, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

All shares that have been properly voted and not revoked will count as voted at the Annual Meeting.

Representatives of SMI's transfer agent, American Stock Transfer & Trust Company, will tabulate the votes and act as inspectors of election.

### Number of Shares Outstanding and Voting

SMI currently has 200,000,000 shares of Common Stock authorized for issuance under its Certificate of Incorporation, as amended to date, of which 41,412,049 shares were issued and outstanding as of the Record Date and entitled to be voted at the Annual Meeting. At the Annual Meeting, holders of Common Stock will have one vote per share.

In order to establish a quorum at the Annual Meeting, a majority of the shares entitled to vote must be present either in person or by proxy.

Abstentions and "uninstructed shares" that are voted by the holder of record are counted as present and entitled to vote for purposes of determining a quorum. An "uninstructed share" occurs when a bank, broker or other holder of record holding shares for a beneficial owner may exercise discretionary voting authority on routine proposals because that holder of record has not received voting instructions from the beneficial owner.

If you are a beneficial owner, your bank, broker or other holder of record has discretionary authority to vote your shares on the ratification of PricewaterhouseCoopers LLP as SMI's independent registered public accounting firm, even if the holder of record does not receive voting instructions from you. However, the holder of record may not vote on the election of directors, the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (the "2013 Stock Incentive Plan") approval or any stockholder proposals properly brought before the meeting absent instructions from you. As of the date of this Proxy Statement, the Company was not aware of any stockholder proposals for the Annual Meeting.

*Proposal 1 — Election of Directors.* A plurality of the votes cast is required for the election of directors to the Board. This means that the director-nominee with the most votes for a particular slot is elected for that slot. You may vote "for" or "withheld" with respect to the election of directors. Only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a director-nominee. Abstentions and, if applicable, "broker non-votes" are not counted for purposes of the election of directors. A "broker non-vote" occurs if the holder of record chooses not to vote the uninstructed shares on a routine matter or is not permitted to vote the uninstructed shares on a non-routine matter.

*Proposal 2 — 2013 Stock Incentive Plan Approval.* The votes cast "for" must exceed the votes "against" to approve the 2013 Stock Incentive Plan. Under applicable New York Stock Exchange ("NYSE") listing standards, the total votes cast on this proposal must also represent more than 50% of all shares of common stock entitled to vote on the proposal. You may vote "for" or "against" the proposal, or you may abstain from voting on the proposal. Abstentions and, if applicable, broker non-votes are not counted for this proposal.

*Proposal 3 — Ratification of Independent Registered Public Accounting Firm.* The votes cast "for" must exceed the votes cast "against" to approve the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for fiscal year ending December 31, 2013. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" these proposals. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. However, if the Audit Committee determines it to be in the best interests of the Company to retain PwC as our independent registered public accounting firm, it may do so in its sole discretion, despite the stockholders' failure to ratify the selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm.

## Website

Our website is *www.speedwaymotorsports.com.* We use our website as a method of distribution for Company information. We make available free of charge on the Financials/SEC Filings section of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (the "SEC"). We also make available through our website other reports filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including our proxy materials and reports filed by officers and directors pursuant to Section 16(a) of the Exchange Act, as well as our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Categorical Standards for Director Independence and the charters of each committee of the Board. We do not intend for information included on our website to be part of this Proxy Statement.

# BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 11, 2013 by:

- Each person or entity known by SMI to beneficially own more than five percent of the Common Stock;
- Each director and nominee to the Board;
- Each executive officer of SMI listed in the Summary Compensation Table in the "2012 Executive Compensation" section of this Proxy Statement ("named executive officers"); and
- All directors and executive officers of SMI as a group.

Except as otherwise indicated below, each person or entity named in the table has sole voting and investment power with respect to the securities beneficially owned by them as set forth opposite their name. Unless otherwise noted, the address for the beneficial owners is 5555 Concord Parkway South, Concord, North Carolina 28027.

| Beneficial Owner | Amount & Nature of Beneficial Ownership | Percent |
|---|---|---|
| O. Bruton Smith[(1)] | 29,000,800 | 70.0% |
| Sonic Financial Corporation[(1)(2)] | 23,700,000 | 57.2 |
| OBS Holdings, LLC[(1)(2)] | 5,300,000 | 12.8 |
| Dimensional Fund Advisors LP[(3)] | 2,770,031 | 6.7 |
| William R. Brooks[(4)] | 274,085 | * |
| Marcus G. Smith[(5)] | 246,932 | * |
| Mark M. Gambill[(6)] | 73,142 | * |
| James P. Holden[(7)] | 59,142 | * |
| Robert L. Rewey[(8)] | 59,142 | * |
| Tom E. Smith[(9)] | 64,142 | * |
| All directors and executive officers as a group (seven persons) | 29,777,385 | 71.0% |

* Less than one percent

(1) Mr. O. Bruton Smith directly and/or indirectly beneficially owns the shares shown as beneficially owned by Sonic Financial Corporation ("Sonic Financial") and OBS Holdings, LLC. An aggregate of 10,550,000 shares have been pledged by Sonic Financial as security for loans, 5,000,000 of which shares are pledged as collateral for certain Sonic Automotive, Inc. ("SAI") loans, a company of which Mr. Smith is Chairman and Chief Executive Officer and the controlling stockholder.

(2) This entity's address is 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

(3) This entity's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. This information is based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2013 by Dimensional Fund Advisors LP ("DFA"). DFA is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. The filing indicates that DFA has sole voting control over 2,706,760 shares and sole dispositive power over 2,770,031 shares.

(4) Includes 145,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter.

(5) Includes 145,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter, and an additional 59,422 restricted stock units granted to Mr. Smith under the Speedway Motorsports, Inc. 2004 Stock Incentive Plan (the "2004 Stock Incentive Plan"), which may be settled only in shares of Common Stock.

(6) Includes 40,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter. Mr. Gambill disclaims beneficial ownership of 200 shares.

(7) Includes 40,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter.

(8) Includes 40,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter. Mr. Rewey disclaims beneficial ownership of 2,381 shares.

(9) Includes 40,000 shares of Common Stock subject to options exercisable as of March 11, 2013 or within 60 days thereafter.

For additional information concerning options, restricted stock and restricted stock units granted to the Company's named executive officers, see the "2012 Executive Compensation" section of this Proxy Statement. For additional information concerning the options and restricted stock granted to certain of the Company's directors, see the "2012 Director Compensation" section of this Proxy Statement.

# CORPORATE GOVERNANCE

## Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board follows the procedures and standards that are set forth in the Company's Corporate Governance Guidelines. In addition, SMI is committed to conducting business ethically and legally throughout the organization. The Company's Code of Business Conduct and Ethics guides the Company's directors, officers (including our chief executive officer, chief operating officer, chief financial officer and treasurer and chief accounting officer) and employees to live up to SMI's high ethical standards. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on the Corporate Governance page of our website at *www.speedwaymotorsports.com*. Printed copies may be obtained upon written request to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212. We post any amendments to the Code of Business Conduct and Ethics, as well as any waivers that are required to be disclosed by SEC or NYSE rules, on our website.

## Board and Committee Member Independence

Because Mr. O. Bruton Smith holds more than 50% of the voting power of the Common Stock, SMI can qualify as a "controlled company" for purposes of the listing standards of the NYSE and is, therefore, not required to comply with the NYSE requirement that a listed company have a majority of independent directors. However, SMI is committed to having its board membership comprised of a majority of independent directors as evidenced by SMI's Corporate Governance Guidelines.

SMI's non-management directors hold meetings, separate from management, at least four times per year. Those meetings are presided over by the Company's Lead Independent Director, Mr. Robert L. Rewey. In Mr. Rewey's absence, the other independent directors will choose a different independent director to preside over such meetings.

The Nominating/Corporate Governance Committee regularly reviews the independence of all directors on the Board and reports its findings to the Board, which then makes regular determinations as to director independence under applicable SEC and NYSE requirements. The Board relies upon the Company's Categorical Standards for Director Independence, which the Board adopted to assist in evaluating the independence of each of its directors. SMI's Categorical Standards for Director Independence are available on the Corporate Governance page of our website at *www.speedwaymotorsports.com*. The Board has determined that Mr. Mark M. Gambill, Mr. James P. Holden, Mr. Robert L. Rewey and Mr. Tom E. Smith are currently independent within the meaning of the NYSE's current listing standards and SMI's Categorical Standards for Director Independence, and further that all members of its Audit Committee meet the requirements of SEC Rule 10A-3 applicable to Audit Committee members. The Board's determination was based upon its assessment of each director's relationship with SMI and the materiality of that relationship in light of all relevant facts and circumstances from the standpoint of the director in his individual capacity and the persons to which the director is related and organizations with which the director is affiliated. In reaching this determination, the Board has relied upon representations made by Messrs. Gambill, Holden, Rewey and Tom E. Smith in director questionnaires and discussions between the foregoing individuals, the Nominating/Corporate Governance Committee and the Board. In concluding that Mr. Gambill is independent, the Board took into consideration Mr. Gambill's prior service on the board of managers of SMISC, LLC, the Company's equally-owned joint venture with International Speedway Corporation that does business as Motorsports Authentics ("MA"). The Board concluded that Mr. Gambill's prior service on the MA board of managers did not compromise his independence. With respect to Mr. Holden, the Board considered his service as a member of the Board of Directors of SiriusXM Radio, Inc., a sponsor of NASCAR and a contract party with the Company's subsidiary, Performance Racing Network, and the Board of Directors of Snap-on, Inc., a contract party with several of the Company's subsidiaries. The Board determined that the relationships were immaterial and that Mr. Holden remains independent. The Board also considered Mr. Rewey's service on the Board of Directors of Sonic Automotive, Inc., a company controlled by Mr. O. Bruton Smith, and the Board concluded that such service did not compromise his independence. Mr. Tom E. Smith is not related to Messrs. O. Bruton Smith or Marcus G. Smith.

## Board Leadership Structure and Role in Risk Oversight

The Company's Chief Executive Officer, Mr. O. Bruton Smith, also serves as the Chairman of the Board. The Board believes that this leadership structure is optimal for the Company at this time because Mr. Smith's extensive experience and status as a pioneer in the motorsports industry, together with his founding of and significant equity interest in the Company, provides SMI with strong and consistent leadership. Mr. Robert L. Rewey is the Company's Lead Independent Director. Mr. Rewey coordinates providing feedback from other non-management members of the Board to the Chief Executive Officer and other Company management regarding business issues. Mr. Rewey is also the director who presides over the regularly scheduled meetings of the Company's non-management directors.

The Board has not adopted a policy regarding the separation of the position of Chairman of the Board from the Chief Executive Officer. The Board recognizes that there may be circumstances in the future that would lead it to separate the positions, but believes that the absence of a policy requiring either the separation or combination of the positions provides the Board with the flexibility to determine the leadership structure that is in the best interests of the Company and its stockholders at the time.

Management is responsible for managing the Company's risk and for bringing to the Board's attention areas of risk that are material to the Company. The Board, including through its committees, all of which are comprised solely of independent directors, and through regular meetings of the independent directors without management present, regularly reviews areas of risk to the Company and advises and directs management on the scope and implementation of policies, strategy and other actions designed to mitigate risk. The Company's Audit Committee also reviews risks and works with management and the Company's independent auditors to identify and address areas of significant risk to the Company. Specific examples of risks primarily overseen by the Audit Committee include risks related to the preparation of the Company's financial statements, disclosure controls and procedures, internal controls and procedures required by the Sarbanes-Oxley Act, accounting, financial and auditing risks, treasury risks (insurance, credit and debt), matters reported to the Audit Committee through the Company's Internal Audit Department and through anonymous reporting procedures, risks posed by significant litigation matters, compliance with applicable laws and regulations and risks associated with related person transactions and potential conflicts of interest. The Nominating/Corporate Governance Committee monitors the Company's compliance with its Corporate Governance Guidelines and Code of Business Conduct and Ethics. The Company's Compensation Committee reviews and evaluates potential risks related to compensation programs for executive officers of the Company, and the risks to the Company from SMI's compensation policies and practices generally.

### Communications to the Board

Stockholders and other parties interested in communicating with the Board as a group regarding Board-related matters may do so by writing to the Chairman of the Board, c/o J. Cary Tharrington IV, Vice President and General Counsel, Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212. The Company's General Counsel will review the facts and circumstances outlined in the communication and pass appropriate materials on to the Board. In that regard, certain items that are unrelated to the duties and responsibilities of the Board will be excluded. Any correspondence relating to accounting, internal controls or auditing matters will be immediately brought to the attention of the members of the Company's Audit Committee for consideration in accordance with established procedures. Communications intended for the Lead Independent Director or other non-management directors should be directed to the Lead Independent Director at the address above.

# COMMITTEES OF THE BOARD AND BOARD MEETINGS

There are three standing committees of the Board: the Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee. The Audit Committee is currently comprised of Messrs. Mark M. Gambill (Chairman), James P. Holden and Tom E. Smith. The Nominating/Corporate Governance Committee is currently comprised of Messrs. James P. Holden (Chairman), Robert L. Rewey and Tom E. Smith. The Compensation Committee is currently comprised of Messrs. Tom E. Smith (Chairman), Mark M. Gambill, James P. Holden and Robert L. Rewey. The Board has determined that all committee members are independent as defined by the applicable listing standards of the NYSE, the applicable rules of the SEC and the Company's Categorical Standards for Director Independence. In addition, all Compensation Committee members are independent under Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code (the "Code").

## Audit Committee

The Audit Committee, which held eight meetings in 2012, is responsible for the selection of the Company's independent registered public accounting firm, reviews and approves the scope of the annual audit, approves annual audit fees and services, reviews the conclusions of the auditors and reports the findings and recommendations thereof to the Board, reviews with the Company's auditors the effectiveness of the Company's system of internal control over financial reporting, disclosure controls and procedures and the associated role of management, reviews transactions between the Company and its officers, directors and principal stockholders, reviews and discusses with management and the auditors the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and interim financial information included in quarterly earnings announcements, approves non-audit fees and services rendered by the auditors and performs such other functions and exercises such other powers as the Board from time to time may determine. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Audit Committee operates under a formal charter that governs its duties and conduct. The charter is available on the Corporate Governance page of our website at *www.speedwaymotorsports.com.* A printed copy may be obtained upon written request to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212.

Based on the representations made by Mr. Gambill and discussions between Mr. Gambill and other members of the Board, the Board has determined that Mr. Gambill is an "audit committee financial expert" in accordance with current SEC regulations. The Board based this determination primarily on Mr. Gambill's experience as the former President of Wheat First Securities and as the current Chairman of Cary Street Partners. Both of these positions required Mr. Gambill to be extensively involved in analyzing public company financial statements when supervising investment banking and research analyst operations, and as chairman of the underwriting committee, of Wheat First Securities and in managing Cary Street Partners. The Board also determined that each Audit Committee member is "financially literate" in accordance with NYSE rules based on representations made by and discussions with these directors.

The following is the Audit Committee Report for the year ended December 31, 2012.

## Audit Committee Report

In accordance with its written charter, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence, consistent with Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, discussed with the independent registered public accounting firm any relationships or services that might impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed and reviewed with management, and the independent registered public accounting firm, the quality and adequacy of the Company's internal control over financial reporting, and discussed and reviewed with management the effectiveness of the Company's disclosure controls and procedures used for periodic public reporting. The Audit Committee reviewed with the independent registered public accounting firm their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards and the Public Company Accounting Oversight Board, including those described in Statement on Auditing Standards No. 114, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's audit of the Company's financial statements and reviewed the Company's audited financial statements as of and for the year ended December 31, 2012 with management and the independent registered public accounting firm.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, disclosure controls and procedures and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not employees of the Company, and they may or may not be experts in the fields of accounting or auditing. Therefore, the Audit Committee has relied, without independent verification, on (a) management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and (b) the representations of the independent registered public accounting firm appearing in the auditors' report on the Company's financial statements. The Audit Committee's oversight does not provide the Audit Committee with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting and auditing standards and applicable laws and regulations.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC. The Audit Committee also recommended the reappointment of the independent registered public accounting firm of PricewaterhouseCoopers LLP for the fiscal year ending December 31, 2013.

*Audit Committee*
Mark M. Gambill, Chairman and Audit Committee Financial Expert
James P. Holden
Tom E. Smith

## Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee, which held two meetings in 2012, assists the Board in identifying and recommending individuals qualified to become members of the Board, monitors and reviews corporate governance issues and develops and recommends to the Board corporate governance principles applicable to the Board, the Company and its business strategy and operations, including those set forth in SMI's Corporate Governance Guidelines and Code of Business Conduct and Ethics. Messrs. O. Bruton Smith and Robert L. Rewey were recommended to the Board as director-nominees to stand for election at the Annual Meeting by the Nominating/Corporate Governance Committee. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Nominating/Corporate Governance Committee operates under a formal charter that governs its duties and conduct. The charter is available on the Corporate Governance page of our website at *www.speedwaymotorsports.com.* A printed copy may be obtained upon written request to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212.

## Director Nomination Criteria and Process

Directors may be nominated by the Board in accordance with the Company's Certificate of Incorporation and By-laws, as both have been amended to date. The procedures used by the Nominating/Corporate Governance Committee to identify and evaluate nominees for director positions involve members of the committee drawing on their contacts in the business community and directly soliciting and interviewing candidates and reviewing director questionnaire responses of prospective nominees. The Nominating/Corporate Governance Committee reviews all nominees for the Board in accordance with the committee's charter.

Given the size and resources of the Nominating/Corporate Governance Committee as well as the number of Company stockholders, the Board believes the committee does not have the resources to thoroughly review the number of Board nominations that would likely be received if the committee accepted unsolicited nominations from stockholders. Accordingly, it is the Nominating/Corporate Governance Committee's policy not to accept unsolicited nominations to the Board from stockholders.

The assessment of a nominee's qualifications will include, at a minimum, a review of Board member criteria listed in the Company's Corporate Governance Guidelines including, among other things, the following:

- Ability to use sound judgment;
- Substantive knowledge in areas of importance to the Company (such as accounting or finance, business or management, industry knowledge, customer-based perspective, sponsorship relationships, strategic planning and leadership);
- Diversity (background and experience);
- Skills (financial literacy and financial expertise for members of the Audit Committee, management and consulting experience for members of the Compensation Committee and leadership and strategic planning for members of the Nominating/Corporate Governance Committee);
- Service on the boards of directors of other public companies;
- Integrity, honesty and fairness;
- Thorough understanding of the Company's business;
- Independence under the various applicable standards; and
- Such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the Board's current needs at the time such director is nominated.

The Nominating/Corporate Governance Committee will select qualified nominees and review its recommendations with the full Board, which will decide whether to nominate a Board candidate. The Board intends that each director contribute knowledge, experience and skill in at least one area of importance to the Company. Nominees should neither have nor appear to have a conflict of interest that would impair the nominee's ability to represent the interests of all Company stockholders and to otherwise fulfill the stated responsibilities of a director. A nominee should also be able to work well with other directors and executives of the Company and should have independent opinions and be willing to state them in a constructive manner and be willing to comply with other guidelines as adopted by the Board.

As part of the Nominating/Corporate Governance Committee's assessment of a prospective director-nominee's skill, experience, knowledge and judgment, the committee considers diversity of background and personal experience. The Board should be composed ideally of persons having a diversity of skills, background and experience that are useful to SMI and its present and future needs. However, the Nominating/Corporate Governance Committee does not have a formal policy specifying how diversity of background and personal experience should be applied in identifying or evaluating director-nominees, and a nominee's background and personal experience, while important, do not necessarily outweigh other attributes or factors the committee may consider.

When considering potential nominees for the Board, the Nominating/Corporate Governance Committee considers the standards above and each potential nominee's individual qualifications in light of the needs of the Board at such time and its anticipated needs in the future.

### Compensation Committee

The Compensation Committee, which held five meetings in 2012, administers certain compensation and employee benefit plans of the Company, reviews and determines executive officer compensation, including annual salaries, bonus performance goals, bonus plan allocations, equity-based compensation and other benefits of all executive officers and certain other non-executive employees of the Company. The Compensation Committee administers the Speedway Motorsports, Inc. 1994 Stock Option Plan (the "1994 Stock Option Plan"), the Speedway Motorsports, Inc. 2004 Stock Incentive Plan, the Speedway Motorsports, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") and the Speedway Motorsports, Inc. Incentive Compensation Plan (the "Incentive Compensation Plan"). The Compensation Committee periodically reviews the Company's executive development and succession planning and executive compensation programs. The Compensation Committee also takes action to modify programs that yield payments or benefits not closely related to Company or executive performance. The policy of the Compensation Committee's program for executive officers is set forth below in "Compensation Discussion and Analysis" in the "2012 Executive Compensation" section of this Proxy Statement. The committee's role in risk oversight is set forth above in the "Board Leadership Structure and Role in Risk Oversight" section of this Proxy Statement. The Compensation Committee operates under a formal charter that governs its duties and conduct. The charter is available on the Corporate Governance page of our website at *www.speedwaymotorsports.com.* A printed copy may be obtained upon written request to SMI's Corporate Secretary at Speedway Motorsports, Inc., 5401 E. Independence Boulevard, Charlotte, North Carolina 28212.

### Compensation Committee Interlocks and Insider Participation

Messrs. Tom E. Smith, Mark M. Gambill, James P. Holden and Robert L. Rewey served on the Company's Compensation Committee in 2012. No member of the Compensation Committee was an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of directors of any company that employed any member of the Compensation Committee.

### Attendance at Board and Committee Meetings

During 2012, there were five meetings of the Board, with all directors attending at least 75% of all Board meetings and of all meetings held by committees of the Board on which they served. The Company encourages all Board members to attend its annual meeting of stockholders. However, SMI does not have a policy regarding director attendance at annual meetings of stockholders. All directors attended the Company's 2012 annual meeting of stockholders.

# PROPOSAL 1 — ELECTION OF DIRECTORS

## Nominees for Election to the Board

Directors of SMI are elected at the annual meeting of stockholders to serve staggered terms of three years and until their successors are elected and qualified. The Board currently consists of seven directors.

- The terms of Messrs. Marcus G. Smith and Tom E. Smith expire at the 2015 annual meeting of stockholders;
- The terms of Messrs. William R. Brooks, Mark M. Gambill and James P. Holden expire at the 2014 annual meeting of stockholders; and
- The terms of Messrs. O. Bruton Smith and Robert L. Rewey expire at the Annual Meeting.

If elected, each director-nominee will serve until the 2016 annual meeting of stockholders and until his successor is elected and qualified, except as otherwise provided in SMI's Certificate of Incorporation and Bylaws, as both have been amended to date. If for any reason a director-nominee is not a candidate when the election occurs, proxies will be voted in favor of the other director-nominee and may be voted for a substitute director-nominee, unless the Board chooses to reduce the number of directors serving on the Board.

**The Board unanimously recommends a vote FOR the election of Messrs. O. Bruton Smith and Robert L. Rewey as members of the Board.**

## Directors, Director-Nominees and Executive Officers

*O. Bruton Smith*, 86, the Company's founder and majority stockholder, has been the Chairman and Chief Executive Officer of SMI since its organization in 1994. Since 1975, Mr. Smith has served as the Chief Executive Officer and a board member of Charlotte Motor Speedway, LLC, a wholly-owned subsidiary of SMI, and its predecessor entities ("CMS"), which he originally founded in 1959. Regarding the Company's subsidiaries, Mr. Smith has been the Chief Executive Officer of Atlanta Motor Speedway, LLC ("AMS") since its acquisition in 1990, Texas Motor Speedway, Inc. ("TMS") since its formation in 1995, Bristol Motor Speedway, LLC ("BMS") since its acquisition in 1996, Speedway Sonoma, LLC ("Sonoma") since its acquisition in 1996, Nevada Speedway, LLC d/b/a Las Vegas Motor Speedway ("LVMS") since its acquisition in 1998, New Hampshire Motor Speedway, Inc. ("NHMS") since its acquisition in January 2008 and Kentucky Raceway, LLC d/b/a Kentucky Speedway ("KyS") since its acquisition in December 2008. In addition, Mr. Smith serves as the Chief Executive Officer and a director, or in a similar capacity, for many of SMI's other subsidiaries. Mr. Smith also serves as the Chairman, Chief Executive Officer, a director and controlling stockholder of SAI. Mr. Smith also owns and operates Sonic Financial, a private business which owns a majority of the Common Stock, among other activities. Mr. Smith is the father of Mr. Marcus G. Smith. Mr. Smith has been in the motorsports business since the sport's beginnings in the 1940s and has been a leader in motorsports innovation throughout its history. This experience led the Board to conclude that he is qualified to serve as a Board member. Mr. Smith is standing for reelection as a director at the Annual Meeting.

*William R. Brooks*, 63, has been Vice President, Treasurer, Chief Financial Officer and a director of SMI since its organization in 1994. In February 2004, Mr. Brooks became an Executive Vice President of SMI, and in May 2008 was promoted to Vice Chairman. Mr. Brooks joined Sonic Financial from PricewaterhouseCoopers LLP ("PwC") in 1983, currently is an officer of Sonic Financial, has served as Vice President of CMS since before the organization of SMI, and has been Vice President and a director of AMS since its acquisition and TMS since its formation. He has served as Vice President of BMS, LVMS, Sonoma, KyS and NHMS since their acquisitions. In addition, Mr. Brooks serves as an officer and a director, or in a similar capacity, for many of SMI's other subsidiaries. Mr. Brooks also has served as a director of SAI since its formation in 1997. Mr. Brooks has been involved in the motorsports business since 1979 when he served on the PwC team that audited CMS. Mr. Brooks was the Company's Chief Financial Officer when it went public in 1995. Mr. Brooks' strong background in accounting and financial reporting, and detailed knowledge of the motorsports industry and SMI, led the Board to conclude that he is qualified to serve as a Board member.

*Marcus G. Smith*, 39, became a director of SMI in 2004 and Chief Operating Officer and President of SMI in May 2008. Prior to that appointment, Mr. Smith served as Executive Vice President of National Sales and Marketing for SMI since 2004. Mr. Smith was also appointed President and General Manager of CMS in May 2008. Mr. Smith joined the Company in 1996 as a sales associate at CMS and was named Manager of New Business Development in 1999. Mr. Smith is the son of Mr. O. Bruton Smith. In addition, Mr. Smith serves as a member of the board of managers of MA and as an officer of many of the Company's subsidiaries. Mr. Smith grew up in the motorsports business, and successfully led one of the Company's most important drivers of revenue, corporate sales and marketing. That experience led the Board to conclude that he is qualified to serve as a Board member.

*Mark M. Gambill*, 62, became a director of SMI in 1995. Mr. Gambill worked for Wheat First Securities from 1972, including serving as chairman of the underwriting committee, until it was sold to First Union Corporation in 1998. Mr. Gambill was President of Wheat First Butcher Singer at the time of sale. Mr. Gambill left First Union in 1999. Mr. Gambill has been Chairman of Cary Street Partners, a financial advisory and wealth management firm, since 2002. Mr. Gambill served as a member of the board of managers of MA from its formation through 2010. Mr. Gambill also serves as a director of New Market Corporation and Triangle Capital Corporation. Previously, Mr. Gambill served as a director for the Noland Company until its sale in 2005. Mr. Gambill was the lead investment banker in the Company's initial public offering, and has excellent experience in the capital markets, attributes which led the Board to conclude that he is qualified to serve as a Board member.

*James P. Holden*, 61, became a director of SMI in 2004. Mr. Holden retired in 2000 after completing 27 distinguished years in the auto industry, including 19 years with DaimlerChrysler and its predecessor Chrysler Corp. ("Chrysler"). Highlights of his career include being named President of DaimlerChrysler in 1999 and Chief Executive Officer in June 2000. Mr. Holden served in various positions during his career at Chrysler, including Executive Vice President of Sales and Marketing responsible for directing all of the automaker's sales, fleet and marketing organizations in the United States, Mexico and Canada, including Mopar parts operations. In addition, he serves as a director of SiriusXM Radio, Inc. and Snap-on, Inc. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Formerly, Mr. Holden served as a director for Meridian Automotive Systems, Inc. Mr. Holden's experience as an executive at a major automobile manufacturer, along with his diverse public company board experience, led the Board to conclude that he is qualified to serve as a Board member.

*Robert L. Rewey*, 74, became a director of SMI in 2001. Mr. Rewey retired from Ford Motor Company ("Ford") in 2001 after a distinguished 38-year career with Ford, most recently serving as Group Vice President of North American Operations & Global Consumer Services. Mr. Rewey managed numerous areas within Ford beginning in 1963, including serving as Vice President of Sales, Marketing and Customer Service. Mr. Rewey also serves on the boards of SAI, LoJack Corporation, Dealer Tire, LLC and Reading Group, LLC. During his tenure with Ford, Mr. Rewey also oversaw Ford's motorsports operations. That experience, along with his other executive experience gained at Ford, led the Board to conclude that he is qualified to serve as a Board member. Mr. Rewey is standing for reelection as a director at the Annual Meeting.

*Tom E. Smith*, 71, became a director of SMI in 2001. Mr. Smith retired from Food Lion Stores, Inc. ("Food Lion") in 1999, after a distinguished 29-year career with that company, which included serving as Chief Executive Officer and President. Mr. Smith currently serves as a director of Farmers and Merchants Bank, and served as a director of CT Communications, Inc. from 1999 until its acquisition by Windstream Communications in 2007. Mr. Smith's experience as Chief Executive Officer of Food Lion, a major participant in sports marketing, along with his other experiences serving on public company boards, led the Board to conclude that he is qualified to serve as a Board member.

### General Managers

*Jerry N. Caldwell*, 37, became Executive Vice President and General Manager of BMS in November 2010. Prior to that appointment, Mr. Caldwell spent 13 years working at BMS in various positions within the Corporate Sales and Marketing Department until his promotion to Vice President of that department in 2009. Mr. Caldwell served as interim General Manager of BMS from February 2010 until his appointment as Executive Vice President and General Manager.

*Edwin R. Clark*, 58, became President and General Manager of AMS in 1995. Prior to that appointment he served as Vice President and General Manager of AMS beginning in 1992 and he had been Vice President of Events at CMS from 1981 to 1992. Mr. Clark became Executive Vice President of SMI upon its organization in 1994 and was a director of SMI from 1995 to 2004.

*Jerry K. Gappens, Jr.*, 51, became Executive Vice President and General Manager of NHMS in January 2008. Prior to that appointment, Mr. Gappens spent 15 years working for CMS in various public relations, marketing and event capacities. He most recently served as Senior Vice President of Events and Marketing at CMS beginning in 2004. Mr. Gappens has more than 25 years of experience in the motorsports industry, working previously with National Speed Sport News, one of the top motorsports trade publications.

*William E. Gossage*, 54, became Vice President and General Manager of TMS in 1995. Prior to that appointment, he was Vice President of Public Relations at CMS from 1989 to 1995. In February 2004, Mr. Gossage became President of TMS. Mr. Gossage previously worked with Miller Brewing Company in its motorsports public relations program and served in various public relations and managerial capacities at two other NASCAR-sanctioned speedways.

*Stephen Page*, 58, has served as President and General Manager of Sonoma since its acquisition in 1996. Prior to being hired by SMI, Mr. Page had served as President of Brenda Raceway Corporation, which owned and operated Sonoma before acquisition by the Company. Mr. Page also spent 11 years working for the Oakland A's baseball franchise in various marketing positions.

*R. Christopher Powell*, 53, became President of LVMS in June 2008. Prior to that appointment he served as Vice President and General Manager beginning with its acquisition in 1998. Mr. Powell also serves as Vice President of several other SMI subsidiaries. Mr. Powell spent 11 years working for Sports Marketing Enterprises, a division of RJR Tobacco Company ("RJR"). From 1994 to 1998, he served as manager of media relations and publicity on RJR's NASCAR Winston Cup program. Mr. Powell's previous duties included publicity and event operations on other RJR initiatives, including NHRA Drag Racing and the Vantage and Nabisco golf sponsorships.

*Mark F. Simendinger,* 54, became Executive Vice President and General Manager of KyS in January 2011. Prior to that appointment he served as Vice President and General Manager of KyS beginning with its acquisition in 2008. He previously served as an executive officer for KyS under its prior ownership from its development in 2000 until its purchase by SMI in 2008. Prior to that, Mr. Simendinger was President of Turfway Park Race Course, a thoroughbred track in Florence, Kentucky, and President of Carroll Properties, a real estate development firm.

# PROPOSAL 2 — APPROVAL OF THE SPEEDWAY MOTORSPORTS, INC. 2013 STOCK INCENTIVE PLAN

We are requesting that stockholders approve the Speedway Motorsports, Inc. 2013 Stock Incentive Plan. The 2013 Stock Incentive Plan is similar to our 2004 Stock Incentive Plan which will terminate in February 2014. The Board believes that it is in the best interests of SMI and its stockholders to adopt a new plan that will allow SMI to continue to provide a variety of equity-based incentives to attract and retain key employees, directors and consultants of SMI and its subsidiaries and provide them with incentives to contribute to SMI's growth and success, as well as align their interests with those of SMI's stockholders. Therefore, following the recommendation of the Compensation Committee, the Board adopted the 2013 Stock Incentive Plan on February 13, 2013, subject to and to be effective upon stockholder approval at the Annual Meeting.

The 2004 Stock Incentive Plan was initially approved by our stockholders at the 2004 annual meeting of stockholders. The 2004 Stock Incentive Plan was most recently amended and restated as of February 10, 2009 and approved by our stockholders at the 2009 annual meeting of stockholders. SMI will continue to have the ability to grant awards under the 2004 Stock Incentive Plan until its termination in February 2014. Approval of the 2013 Stock Incentive Plan will not amend or modify the 2004 Stock Incentive Plan or adversely affect rights under any outstanding awards previously granted under the 2004 Stock Incentive Plan. Under the 2004 Stock Incentive Plan, SMI is authorized to issue up to 2,500,000 shares of Common Stock. As of March 11, 2013, approximately 847,236 shares of Common Stock are subject to currently outstanding awards and 1,271,242 shares of Common Stock are available for future awards under the 2004 Stock Incentive Plan.

The 2013 Stock Incentive Plan also is intended to allow the Compensation Committee to grant certain awards that may meet the requirements for performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code generally limits SMI's annual federal income tax deduction for compensation paid to certain officers to $1,000,000 with respect to each such officer. However, compensation that qualifies as performance-based compensation under Section 162(m) of the Code is not subject to this deduction limit. Compensation qualifies as performance-based only if it satisfies certain requirements, including that the material terms of the plan and the performance criteria pursuant to which the awards will be paid are disclosed to and approved by the stockholders. Therefore, stockholder approval of the 2013 Stock Incentive Plan, including the provisions regarding performance-based awards, also is being sought to give SMI the continued ability to grant awards intended to qualify as performance-based compensation under Section 162(m) of the Code.

The following is a summary of the 2013 Stock Incentive Plan submitted for stockholder approval. The summary describes the principal features of the 2013 Stock Incentive Plan, but it is qualified by reference to the full text of the 2013 Stock Incentive Plan, which is included in this Proxy Statement as Appendix A.

# Summary of Proposed 2013 Stock Incentive Plan

### Administration

The 2013 Stock Incentive Plan will be administered by the Compensation Committee. The Compensation Committee has the full authority to grant awards under the 2013 Stock Incentive Plan, to select the recipients of awards under the 2013 Stock Incentive Plan, to determine the type and size of awards and to determine and amend the terms, restrictions and conditions of awards. Among other things, the Compensation Committee also has the full authority to construe and interpret the 2013 Stock Incentive Plan and any related award agreement, to establish rules and regulations relating to the administration of the 2013 Stock Incentive Plan, to delegate administrative responsibilities and to make all other determinations and take any other actions that may be necessary or advisable for the administration of the 2013 Stock Incentive Plan.

To the extent permitted by applicable law and to the extent that any such action will not prevent the 2013 Stock Incentive Plan or any award from satisfying certain regulatory exemptions and requirements, the Compensation Committee may delegate to executive officers of the Company (or other such persons it deems appropriate) the authority to perform such functions that the Compensation Committee determines; provided that awards to executive officers and related substantive matters shall be determined solely by the Compensation Committee.

### Eligibility

The Compensation Committee may grant awards under the 2013 Stock Incentive Plan to employees, directors, consultants and other individuals providing services to SMI and its subsidiaries. In selecting recipients of awards and determining the applicable terms and conditions, the Compensation Committee may take into account any factors it deems relevant, including, among other things, their duties and the Compensation Committee's assessment of their present and potential contributions to the success of SMI and its subsidiaries. The number of individuals who will be eligible to participate in the 2013 Stock Incentive Plan will vary and, in light of the Compensation Committee's discretion, the actual number of individuals who will be granted an award in the future cannot be determined. As of March 1, 2013, the Company had approximately 797 employees and directors.

### Types of Awards

Awards under the 2013 Stock Incentive Plan may be granted in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards. Awards also may be designated as performance awards that are subject to achievement of certain pre-established, objective performance goals. Each type of award is discussed in more detail below.

### Shares Subject to 2013 Stock Incentive Plan and Award Limits

If the stockholders approve the 2013 Stock Incentive Plan, the number of shares of Common Stock available for issuance under the 2013 Stock Incentive Plan will be 3,500,000 shares, subject to adjustment as described below. Shares of Common Stock covered by awards that expire or are forfeited, canceled, settled in cash or otherwise terminated without the delivery of the full number of covered shares will be available for further awards under the 2013 Stock Incentive Plan to the extent of such expiration, forfeiture, cancellation, cash settlement, etc. However, shares of Common Stock subject to an award that are withheld or retained by the Company in payment of the exercise or purchase price of an award (including shares withheld or retained by the Company or not issued in connection with the net settlement or net exercise of an award), or tendered to, withheld or retained by the Company in payment of tax withholding obligations relating to an award, will not become available again for awards under the 2013 Stock Incentive Plan.

The maximum number of shares of Common Stock that may be issued pursuant to incentive stock options under the 2013 Stock Incentive Plan also will be 3,500,000 shares, subject to adjustment as described below.

No individual may be granted options and/or stock appreciation rights under the 2013 Stock Incentive Plan with respect to an aggregate of more than 300,000 shares of Common Stock during any calendar year. With respect to all other types of awards, no individual may be granted awards (whether such awards may be settled in shares of Common Stock and/or cash) consisting of, covering or relating to, in the aggregate, more than 100,000 shares of Common Stock during any calendar year. With respect to any cash-based stock award that is intended to be a performance award (as described below under "Performance Awards"), the 2013 Stock Incentive Plan provides that the maximum cash payment that may be paid during any one calendar year to a participant is $10,000,000.

In the event of a reorganization, recapitalization, stock split, stock dividend, extraordinary dividend, spin-off, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting the Common Stock, equitable adjustments and/or substitutions, as applicable, to prevent the dilution or enlargement of rights generally shall be made by the Compensation Committee, including adjustments to the number and kind of shares that may be issued under the 2013 Stock Incentive Plan, the number of shares subject to the award limits under the 2013 Stock Incentive Plan and the number, kind and price of shares subject to outstanding awards under the 2013 Stock Incentive Plan.

### Stock Options

Stock options may be granted under the 2013 Stock Incentive Plan in the form of either incentive stock options (also referred to as "ISOs") intended to qualify under Section 422 of the Code or nonstatutory stock options. Incentive stock options can be granted only to employees of SMI and certain subsidiaries. Stock options give the recipient an opportunity to purchase shares of Common Stock from SMI at a designated exercise price.

The exercise price of options granted under the 2013 Stock Incentive Plan is determined at the discretion of the Compensation Committee, but the exercise price per share generally may not be less than the fair market value of a share of Common Stock on the grant date of the option. In the case of incentive stock options granted to any holder on the grant date of more than 10% (directly or by attribution through relatives or entities in which the holder has an ownership interest) of the total combined voting power of all classes of stock of SMI or a parent or subsidiary corporation (a "10% Stockholder"), the exercise price per share may not be less than 110% of the fair market value of a share of Common Stock on the grant date. Fair market value under the 2013 Stock Incentive Plan generally is based on the closing sale price of the Common Stock on the NYSE on the grant date of the option.

Unless otherwise provided by the Compensation Committee, the exercise price of an option generally may be paid:

- In cash;
- Subject to applicable law, by tendering previously acquired shares of Common Stock having an aggregate fair market value equal to the total exercise price as long as certain requirements are met;
- Subject to applicable law and such rules as may be established by the Compensation Committee, by means of a "cashless exercise" through an approved broker; and/or
- Subject to applicable law and such rules as may be established by the Compensation Committee, by means of a "net share settlement" procedure.

The Compensation Committee also may provide that options may be exercised by other means consistent with applicable law.

The Compensation Committee establishes the time period within which options must be exercised, but this period may not exceed ten years from the grant date of the option or, in the case of incentive stock options granted to a 10% Stockholder, five years from the grant date of the option. Options may expire before the end of the option period if the option holder ceases to perform services for SMI and its subsidiaries. Stock options will be exercisable at such time or times and subject to such restrictions as determined by the Compensation Committee. To the extent that the fair market value of incentive stock options (determined based on the fair market value on the grant date) that become exercisable for the first time in a calendar year exceeds $100,000, such options generally will be deemed nonstatutory stock options.

Except as otherwise set forth in an award agreement, the following rules apply if an option holder's service with SMI and its subsidiaries terminates:

- If an option holder's service terminates for any reason other than involuntary termination without cause (as defined in the 2013 Stock Incentive Plan), disability (as defined in the 2013 Stock Incentive Plan) or death, the individual's stock options will expire and no longer can be exercised.
- If the option holder is involuntarily terminated without cause, options (to the extent vested) generally may be exercised during the three months following termination.
- If the option holder's service terminates due to his or her disability, options (to the extent vested) generally may be exercised during the twelve months following termination.
- If the option holder dies while employed or during the applicable three-month or twelve-month period described above, options (to the extent vested) generally may be exercised during the twelve-month period following the option holder's death.

In no event can an option be exercised after the expiration of its term (i.e., the option period fixed by the Compensation Committee).

Options generally may not be transferred except by will or the laws of descent and distribution and options generally may be exercised during the lifetime of the option holder only by the option holder. However, the Compensation Committee, in its discretion, may permit the transfer of options on a general or specific basis and may impose conditions and limitations on any such transfers.

### Stock Appreciation Rights

Stock appreciation rights (or "SARs") allow a recipient to receive upon exercise an amount equal to the excess of the then fair market value of the shares of Common Stock with respect to which the SARs are being exercised over the initial value assigned to such SARs. This amount may be payable in cash, shares of Common Stock or a combination, as determined by the Compensation Committee. The initial value of SARs granted under the 2013 Stock Incentive Plan is determined at the discretion of the Compensation Committee, but the initial value per share of Common Stock covered by the SARs may not be less than the fair market value of a share of the Common Stock on the grant date of the SARs. For this purpose, fair market value generally is based on the closing price of the Common Stock on the NYSE on the grant date.

SARs may be granted in tandem with stock options or independently. The Compensation Committee will establish the time period within which SARs must be exercised, but this period may not exceed ten years from the grant date of the SARs. SARs granted in tandem with stock options must have the same term as the options to which they relate. SARs may expire before the end of the exercise period if the recipient ceases to perform services for SMI and its subsidiaries. SARs will be exercisable at such time or times and subject to such restrictions as determined by the Compensation Committee. However, SARs granted in tandem with stock options may be exercised only with respect to the shares of Common Stock for which their related stock options are then exercisable. The exercise of either options or SARs that are granted in tandem will result in the termination of the other to the extent of the number of shares of Common Stock with respect to which such options or SARs are exercised.

If an individual's service with SMI and its subsidiaries terminates, SARs then held by such individual will terminate on the same terms and conditions that apply to stock options as described above, unless otherwise provided by the Compensation Committee.

SARs may not be transferred other than by will or the laws of descent and distribution and SARs may be exercised during the lifetime of the recipient only by the recipient.

### Restricted Stock and Restricted Stock Units

Restricted stock is an award of shares of Common Stock that is subject to restrictions and other terms and conditions set by the Compensation Committee. Restricted stock units are non-voting units of measurement that represent the contingent right to receive shares of Common Stock or the value of shares of Common Stock in the future, but no shares are actually awarded to recipients on the grant date. Once applicable restrictions lapse or have been satisfied, restricted stock units may be payable in cash, shares of Common Stock or a combination, as specified by the Compensation Committee.

The Compensation Committee determines the type of restrictions applicable to the award, which can include restrictions based on achievement of financial or other business objectives (including objective performance goals as described below), the occurrence of a specific event, continued service for a period of time or other time-based restrictions. The Compensation Committee also determines the purchase price, if any, to be paid for the restricted stock or restricted stock units. Restricted stock units are not transferable and restricted stock generally may not be transferred until all restrictions applicable to the award have lapsed or been satisfied.

If the recipient's service with SMI and its subsidiaries terminates, all shares of Common Stock or restricted stock units, as the case may be, that are still subject to restrictions will be forfeited unless the Compensation Committee otherwise provides.

Except as otherwise provided by the Compensation Committee, a recipient of restricted stock generally will have certain rights and privileges of a stockholder, including the right to vote such shares of restricted stock and to receive cash dividends, if any (although the Compensation Committee may require that any dividends be reinvested in additional shares of restricted stock). A recipient of restricted stock units will not have any voting or other stockholder rights. However, the Compensation Committee may provide that, if the Board declares a dividend with respect to the Common Stock, a recipient of restricted stock units will receive dividend equivalents on terms specified by the Compensation Committee.

### Stock Awards

The Compensation Committee may grant other types of stock awards that involve the issuance of shares of Common Stock or that are valued by reference to shares of Common Stock. The terms and conditions applicable to such stock awards will be determined by the Compensation Committee in its discretion.

## Performance Awards

The 2013 Stock Incentive Plan is intended to allow the Compensation Committee to grant restricted stock, restricted stock units or a stock award as a performance award that may meet the requirements for performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code limits SMI's annual federal income tax deduction for compensation paid to the Chief Executive Officer and the next three highest paid officers (generally excluding the principal financial officer) to $1,000,000 with respect to each such officer. However, compensation that qualifies as performance-based compensation under Section 162(m) of the Code is not subject to this deduction limit. Compensation qualifies as performance-based only if it satisfies certain requirements, including that the material terms of the plan and the performance criteria pursuant to which the awards will be paid are disclosed to and approved by the stockholders. Accordingly, the Board also is seeking stockholder approval of the 2013 Stock Incentive Plan to allow the grant of awards that may satisfy the requirements of Section 162(m) of the Code.

For performance awards, the Compensation Committee will establish in writing the performance goals upon which the performance award is contingent, the period over which such goals will be measured and any other applicable conditions. These terms must be established within 90 days after the beginning of the applicable period (or, if earlier, by the date on which 25% of the period has been completed).

The performance goals established by the Compensation Committee must be objectively determinable. The 2013 Stock Incentive Plan provides that the Compensation Committee may establish performance goals based on one or more of the following:

- Stock price
- Earnings per share
- Net earnings
- Operating or other earnings
- Gross or net profits
- Revenues
- Net cash flow
- Net income or operating income
- Financial return ratios
- Stockholder return
- Return on equity
- Return on investment
- Return on net assets
- Reduction of debt
- Debt rating
- Debt to equity ratio
- Debt to capitalization ratio
- Consummation of debt offerings
- Consummation of equity offerings
- Sales
- Expense reduction levels
- Growth in assets or sales
- Share count reduction
- Strategic business objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures

Performance goals may be based on the performance of:

- One or more divisions, business units, subsidiaries or other entities in which SMI has a significant ownership interest (provided that a performance goal related to any such entity would satisfy the requirements of Section 162(m) of the Code);
- SMI and/or its subsidiaries as a whole; or
- Any combination of the foregoing.

Performance goals also may be expressed by reference to an individual's performance relating to any of the criteria listed above.

The 2013 Stock Incentive Plan provides that performance goals may be expressed in such form as the Compensation Committee determines, including in either absolute or relative terms (including, but not limited to, relative comparison to other companies or other external measures), in percentages, in terms of growth over time or otherwise. Performance goals do not have to be based upon an increase or positive result under one of the above criteria and could include, for example, maintaining the status quo or the limitation of economic losses (measured in such case by reference to the specific criteria). Performance goals may provide for determination either before or after taxes and for the inclusion or exclusion of items such as:

- Asset write-downs or impairment charges;

- The effect of unusual or extraordinary charges or income items or other events, including acquisitions or dispositions of businesses or assets, restructurings, reductions in force, refinancing/restructuring of short-term and/or long-term debt or extraordinary non-recurring items as described in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in SMI's Annual Report on Form 10-K for the applicable year;
- Litigation or claim expenses, judgments or settlements; or
- Changes in accounting principles or tax laws or other laws or provisions affecting reported results.

The Compensation Committee also can establish subjective performance goals, but the subjective performance goals may be used only to reduce, and not increase, an award.

Following completion of the applicable performance period, the Compensation Committee will certify in writing the extent to which the performance goals have been reached. The Compensation Committee cannot waive the performance goal requirements for a covered officer except in its discretion in the case of the death or disability of the recipient or in the event of a change in control of SMI.

As noted previously, no individual may be granted restricted stock, restricted stock units or stock awards with respect to an aggregate of more than 100,000 shares of Common Stock during any calendar year. In addition, the maximum cash payment that may be paid under a cash-based stock award during a calendar year to a participant is $10,000,000.

The Compensation Committee may, in its discretion, grant awards to covered officers that do not qualify as performance-based compensation under Section 162(m) of the Code. The Plan does not limit the authority of SMI or the Compensation Committee to adopt other compensation arrangements, including an arrangement not intended to be or that does not meet the requirements for performance-based compensation under Section 162(m) of the Code.

### Change in Control

In the event of a change in control of SMI, all outstanding stock options and SARs will become fully vested and exercisable and all outstanding restricted stock, restricted stock units and other stock awards (including awards designated as performance awards) will fully vest with all restrictions and related conditions being deemed satisfied. Under the 2013 Stock Incentive Plan, "change in control" is a defined term and generally includes:

- The acquisition of 50.1% of either the Common Stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (subject to certain exceptions);
- A change in the composition of the Board during any two-year period such that the individuals who, at the beginning of such two-year period, constitute the Board cease for any reason to constitute at least a majority of the Board (subject to certain exceptions);
- Approval by the stockholders of SMI of a merger, reorganization or consolidation or a sale or other disposition of all or substantially all of SMI's assets (subject to certain exceptions); or
- Approval by SMI's stockholders of a complete liquidation or dissolution of the Company.

### Amendment, Suspension or Termination

The Board may at any time amend, suspend or terminate the 2013 Stock Incentive Plan in whole or in part for any reason, provided that such action may be subject to stockholder approval if necessary to comply with legal, regulatory or securities exchange listing requirements or the action is intended to allow the exercise price of outstanding stock options to be reduced by repricing or replacing such options. Unless terminated earlier, the 2013 Stock Incentive Plan will terminate on February 12, 2023, a term of ten years from its initial adoption by the Board. The Compensation Committee also may amend the terms of an outstanding award. Generally, no amendment, suspension or termination of the 2013 Stock Incentive Plan (or amendment of an outstanding award) may adversely affect in any material way the rights of the holder of an outstanding award without his or her consent. However, the Board may amend the 2013 Stock Incentive Plan and/or the Compensation Committee may amend any outstanding award without obtaining the award holder's consent if it deems the amendment necessary or advisable to comply with applicable law or address other regulatory matters.

The 2013 Stock Incentive Plan also provides that all awards granted under the 2013 Stock Incentive Plan are intended to be subject to the terms and conditions of any policy regarding clawbacks, forfeitures or recoupments adopted by the Company.

### Market Price of Common Stock

The closing price of a share of the Common Stock on the NYSE on March 11, 2013 was $17.30.

### Plan Benefits

No awards may be granted under the 2013 Stock Incentive Plan until it is approved by our stockholders. Since all awards under the 2013 Stock Incentive Plan are made at the discretion of the Compensation Committee, future awards that may be received by any executive officers or others pursuant to the 2013 Stock Incentive Plan are not presently determinable.

### Federal Income Tax Consequences

The following is a brief summary of the current federal income tax consequences that generally apply with respect to awards that may be granted under the 2013 Stock Incentive Plan. Applicable laws and regulations may change in the future. This summary is not intended to be exhaustive and does not describe a number of tax rules, including any foreign, state or local tax consequences, tax withholding requirements or various other rules that could apply to a particular individual or to SMI and its subsidiaries under certain circumstances (and references to SMI in this section shall include the applicable subsidiary). This summary is not intended or written to be used (and cannot be used by any taxpayer) to avoid penalties that may be imposed on a taxpayer. Tax implications may vary due to individual circumstances. Participants should consult their personal tax advisors about the tax consequences related to awards under the 2013 Stock Incentive Plan.

*Nonstatutory Stock Options.* The grant of nonstatutory stock options generally has no federal income tax consequences to SMI or the option holder. Upon the exercise of a nonstatutory stock option, the option holder will recognize ordinary income equal to the excess of the fair market value of the acquired shares on the date of exercise over the exercise price paid for the shares. SMI generally will be allowed a federal income tax deduction equal to the same amount that the option holder recognizes as ordinary income. In the event of the disposition of the acquired shares of Common Stock, any additional gain or loss generally will be taxed to the option holder as either short-term or long-term capital gain or loss depending on how long the shares were held.

*Incentive Stock Options.* The grant and exercise of incentive stock options generally have no federal income tax consequences to SMI. The grant and exercise of incentive stock options generally have no ordinary income tax consequences to the option holder. However, upon the exercise of an incentive stock option, the option holder treats the excess of the fair market value on the date of exercise over the exercise price as an item of tax adjustment for alternative minimum tax purposes, which may result in alternative minimum tax liability.

If the option holder retains the shares of Common Stock acquired upon the exercise of an incentive stock option for at least two years following the grant date of the option and one year following exercise of the option, the subsequent disposition of such shares will ordinarily result in long-term capital gains or losses to the option holder equal to the difference between the amount realized on disposition of the shares and the exercise price. SMI will not be entitled to any deduction in such case. If the holding period requirements described above are not met, the option holder will recognize ordinary income upon disposition of the Common Stock equal to the excess of the fair market value of the shares on the date of exercise (or, if less, the sale price received on disposition of the shares) over the exercise price. SMI will be entitled to a corresponding tax deduction in the same amount. Any additional gain or loss realized by the option holder on the disposition of the Common Stock will be taxed as short-term or long-term capital gain or loss, as applicable.

*Stock Appreciation Rights.* The grant of SARs generally has no federal income tax consequences to SMI or the recipient. Upon the exercise of SARs, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares of Common Stock received. SMI generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income.

*Restricted Stock.* The recipient normally will recognize ordinary income when the restrictions on the restricted stock lapse (i.e., at the time the restricted shares are no longer subject to a substantial risk of forfeiture or become transferable, whichever occurs first). However, a recipient may elect to recognize ordinary income at the time the restricted stock is granted by making an election under Section 83(b) of the Code within 30 days after the grant date. In either case, the recipient will recognize ordinary income equal to the fair market value of such shares of stock at the time the income is recognized (reduced by the amount, if any, the recipient paid for the stock) and SMI generally will be entitled to a corresponding tax deduction (subject to Section 162(m) limitations). If the recipient subsequently disposes of the shares of Common Stock, any additional gain or loss should be eligible for short-term or long-term capital gain or loss tax treatment depending on how long the shares were held after the ordinary income was recognized. If a recipient makes an "83(b) election" and then forfeits the shares of Common Stock, the recipient normally will not be entitled to a refund with respect to the tax already paid.

*Restricted Stock Units.* The grant of restricted stock units generally has no federal income tax consequences to SMI or the recipient. When the restricted stock units vest and become payable, the recipient will recognize ordinary income equal to the amount of cash received and the fair market value of any shares of Common Stock received. SMI generally will be allowed a federal income tax deduction equal to the same amount that the recipient recognizes as ordinary income (subject to Section 162(m) limitations).

*Other Stock Awards.* The federal income tax consequences of other stock awards will depend on the form of such awards.

### Section 162(m) of the Code

The above discussion regarding SMI's federal income tax deductions is subject to meeting certain requirements under Section 162(m) of the Code. Section 162(m) of the Code generally limits SMI's annual federal income tax deduction for compensation paid to the Chief Executive Officer and certain other officers to $1,000,000 with respect to each such officer. However, compensation that qualifies as performance-based compensation under Section 162(m) of the Code is not subject to this deduction limit. The 2013 Stock Incentive Plan is intended to permit the Compensation Committee to grant awards that may qualify for this exception to the Section 162(m) deduction limit.

### Section 409A of the Code

Section 409A of the Code provides requirements for certain nonqualified deferred compensation arrangements. If applicable, Section 409A of the Code also imposes penalties (including an additional 20% tax) on the recipient of deferred compensation in the event such compensation fails to comply with Section 409A of the Code. Awards granted under the 2013 Stock Incentive Plan generally are intended to either comply with or meet the requirements for an exemption from Section 409A of the Code. SMI does not guarantee to any participant that the 2013 Stock Incentive Plan or any award granted under the 2013 Stock Incentive Plan complies with or is exempt from Section 409A of the Code, and SMI will not have any liability to indemnify or hold harmless any individual with respect to any tax consequences that arise from any such failure to comply with or meet an exemption under Section 409A of the Code.

**The Board unanimously recommends a vote FOR the approval of the 2013 Stock Incentive Plan.**

# EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the shares of Common Stock issuable under all of SMI's equity compensation plans as of December 31, 2012:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1][2] | 1,147,970[3] | $31.34[4] | 1,930,340[5] |
| Equity compensation plans not approved by security holders | – | – | – |
| Total | 1,147,970 | $31.34 | 1,930,340 |

(1) Includes the 1994 Stock Option Plan, the 2004 Stock Incentive Plan, the Speedway Motorsports, Inc. Formula Stock Option Plan for Independent Directors (the "Formula Stock Option Plan"), the Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors (the "2008 Formula Restricted Stock Plan") and the Employee Stock Purchase Plan.

(2) Awards of restricted stock under the 2008 Formula Restricted Stock Plan consist of that number of shares of Common Stock that equals $75,000 divided by the average closing price of Common Stock on the NYSE for the twenty trading days immediately preceding the grant date (rounded up to the nearest whole share).

(3) Includes 180,000 shares to be issued upon the exercise of outstanding options under the Formula Stock Option Plan that was terminated upon stockholder approval of the 2008 Formula Restricted Stock Plan at the 2008 annual meeting of stockholders. Because the Formula Stock Option Plan was terminated, no options remain available for issuance under that plan. Also includes 305,200 shares to be issued upon the exercise of outstanding options under the 1994 Stock Option Plan that terminated in 2004. Because the 1994 Stock Option Plan was terminated, no options remain available for issuance under that plan. Also includes 60,356 shares issuable upon vesting of outstanding restricted stock units and 602,414 shares to be issued upon the exercise of outstanding options, all of which were granted under the 2004 Stock Incentive Plan. The weighted-average exercise price information in column (b) does not take the restricted stock units into account because they do not have an exercise price.

(4) Does not include the exercise price of options under the Employee Stock Purchase Plan because no such options are outstanding.

(5) Includes 1,317,908 shares remaining available under the 2004 Stock Incentive Plan. Under the 2004 Stock Incentive Plan, SMI may award shares in the form of options, restricted stock or restricted stock units. Also includes 173,432 shares remaining available for restricted stock grants under the 2008 Formula Restricted Stock Plan. No further options can be granted under the 1994 Stock Option Plan or the Formula Stock Option Plan.

# PROPOSAL 3 — SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected the firm of PricewaterhouseCoopers LLP to serve as the principal independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013. PwC's first year serving in this capacity for the Company was 2007.

Representatives of PwC will attend the Annual Meeting. They will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

Stockholder ratification of the Audit Committee's selection of PwC as our principal independent registered public accounting firm is not required by the Company's Bylaws, as amended, or otherwise. The Board is submitting the selection of PwC to the stockholders for ratification and the Audit Committee will reconsider whether to retain PwC if the stockholders do not ratify this selection. In addition, even if the stockholders ratify the selection of PwC, the Audit Committee may, in its discretion, select a different independent accounting firm at any time during the year if the Audit Committee determines that a change is in the best interests of SMI.

## Principal Accounting Firm Fees and Services

The following table shows the aggregate fees billed to the Company by PwC for the fiscal years ended December 31, 2012 and 2011:

| | 2012 | 2011 |
|---|---|---|
| Audit Fees(1) | $605,000 | $665,000 |
| Audit-Related Fees(2) | – | – |
| Tax Fees(3) | – | – |
| All Other Fees(4) | 83,000 | – |

(1) This fee category consists of services for: (i) the audit of our annual financial statements and review of our quarterly financial statements, (ii) the audit of the effectiveness of our internal control over financial reporting for Sarbanes-Oxley Act Section 404 Compliance, and (iii) services normally provided by the independent registered public accounting firm in connection with statutory, regulatory and annual filings, including services associated with other SEC registration statements, SEC staff reviews and inquiries, and documents filed with the SEC (*e.g.*, comfort letters and consents) in 2012 and 2011.

(2) This fee category consists of assurance and related services that are reasonably related to performing the audit and review of our financial statements, and are not reported above under "Audit Fees". There were no fees for this category in 2012 or 2011.

(3) This fee category consists of professional services rendered by PwC for tax return preparation, tax compliance and tax planning. There were no fees for this category in 2012 or 2011.

(4) This fee category consists of fees billed for services other than the services reported in other categories, and consists of advisory services on information technology and certain agreed upon procedures in 2012. There were no fees for this category in 2011.

The Audit Committee has considered whether the non-audit services provided were compatible with maintaining the principal independent registered public accounting firm's independence, and believes that such services and related fees, due to, among other things, the nature and scope of the services provided and the fact that different PwC personnel provided audit and non-audit services, have not impaired the independence of the Company's principal independent registered public accounting firm. All services provided by PwC in 2012 and 2011 were approved by the Audit Committee.

Generally, before an independent auditor is engaged by the Company to render audit or non-audit services, the engagement is approved early each calendar year by the Audit Committee. Any subsequent changes in audit, audit-related, tax or other services to be provided by such independent auditor due to changes in scope of work, terms, conditions or fees of the engagement must be pre-approved by the Audit Committee or by one of its members who has been delegated such authority. Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both such independent auditor and the Chief Financial Officer of the Company and must be consistent with applicable SEC regulations and NYSE listing standards regarding auditor independence.

**The Board unanimously recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as SMI's independent registered public accounting firm for fiscal year ending December 31, 2013.**

# 2012 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

## 2012 EXECUTIVE OFFICER COMPENSATION PROGRAM

The Company's objectives with respect to compensation of its executive officers are to: (1) link executive compensation to SMI's business strategy execution and performance; (2) offer compensation designed to attract, retain and reward key executive officers; (3) offer salary, cash bonus and incentive compensation pay opportunities that are competitive in the marketplace and recognize achievement of SMI's business strategy objectives; and (4) provide performance incentives and equity-based compensation intended to align the long-term interests of executive officers with those of SMI's stockholders.

The Company's executive compensation program is designed to reward successful achievement of the Company's objectives, which we believe will return value to the stockholders. The Company's objectives include: revenue growth; operating earnings growth; earnings per share growth; increased shareholder return through dividends and share repurchases; and growth of return on average equity.

SMI has three executive officers: Mr. O. Bruton Smith, the Company's Chairman and Chief Executive Officer, Mr. Marcus G. Smith, the Company's President and Chief Operating Officer, and Mr. William R. Brooks, the Company's Vice Chairman, Chief Financial Officer and Treasurer. SMI's executive compensation program is comprised of two components:

- Annual cash compensation, paid in the form of annual salary, objective performance-based incentive compensation payments under the Incentive Compensation Plan and possible discretionary bonuses; and
- Long-term compensation, paid in the form of options to purchase Common Stock or through the grant of performance-based restricted stock or restricted stock units.

None of the Company's executive officers currently have an employment agreement, severance agreement or any retirement plans other than the Speedway Motorsports, Inc. 401(k) Plan and Trust (the "401(k) Plan"), which is available to all employees. None of the Company's executive officers have any agreement pursuant to which there is an accelerated vesting of outstanding equity awards in the event of termination of employment.

SMI's executive compensation tends to favor current cash payments in the form of annual salary, incentive compensation under the Incentive Compensation Plan and a possible discretionary bonus consistent with the Company's earnings, margins and cash flows. The Company believes current cash compensation is the most effective tool to generate and enhance high earnings, margins and cash flows.

The Company also believes that a certain level of equity ownership is beneficial in an effort to align executive officer long-term interests with those of its stockholders. The Compensation Committee believes the Company's executive officer compensation program adequately achieves this goal through the periodic awards of equity compensation, taking into account the executive officers' existing equity ownership and the desired mix of cash and equity compensation. The Company also considered the effects of applicable accounting guidance on equity-based payments, which require the Company to currently expense an estimated future value of equity compensation. Retention and long-term focus of the Company's executive officers has not historically been an area of concern, evidenced by the more than 25-year average tenure of the current executive officers of the Company and its predecessors.

The Compensation Committee reviews base salaries, awards of cash bonuses, awards of incentive cash compensation and equity-based compensation in the first quarter of each year. Mr. O. Bruton Smith and Mr. Brooks present the Compensation Committee with a report of the Company's financial results for the prior year, recommendations regarding compensation, including recommended base salaries, recommended discretionary bonus payments and management's rationale for such recommendations. The Compensation Committee is required to certify the Company's results for purposes of the Incentive Compensation Plan, and must decide whether to approve the incentive compensation award yielded under the Incentive Compensation Plan, and whether to reduce that award, and whether circumstances justify a discretionary bonus award. See "Incentive Compensation and Cash Bonuses" below. Mr. O. Bruton Smith does not make any recommendation regarding his own compensation.

The Compensation Committee also reviewed the results of the Company's first advisory "say on pay" vote held during SMI's 2011 annual meeting of stockholders and determined not to make any significant changes to the Company's compensation program given the approval of the say on pay proposal by 85% of stockholders casting votes.

## ANNUAL CASH COMPENSATION

Annual cash compensation for SMI's executive officers consists of a base salary, payments earned under the Incentive Compensation Plan and a possible discretionary bonus. Executive officer cash compensation has been weighted in favor of incentive compensation dependent upon the Company's and each executive officer's performance for the particular year. Although the Company does not engage in compensation benchmarking, the Compensation Committee has utilized the services of Pearl Meyer, an independent consultant, to assist the Committee with its review of comparative pay data for companies that share industry or financial characteristics similar to the Company to better understand the marketplace. The independent consulting firm did not provide any personal services for any of the Company's executive officers, nor did it provide any other services to the Company. The Compensation Committee has assessed the independence of Pearl Meyer pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from independently representing the Compensation Committee.

## ANNUAL SALARY

The base salaries of SMI's executive officers and adjustments to executive officers' base salaries are generally based upon a subjective evaluation of the executive officer's performance by the Compensation Committee in light of the Company's compensation objectives. The Compensation Committee's evaluation is also based upon factors such as the current responsibilities of each executive officer, the compensation of similarly situated executive officers of comparable companies, the performance of each executive officer during the prior calendar year, the Company's performance during the prior calendar year and management's recommendations submitted to the Compensation Committee by the Chairman and Chief Executive Officer and by the Chief Financial Officer. In March 2012, the base salaries of the executive officers for 2012 were established using the referenced criteria. The base salaries for Messrs. O. Bruton Smith, Marcus G. Smith and Brooks remained unchanged for 2012 and 2013.

## PERFORMANCE-BASED INCENTIVE COMPENSATION

Each of SMI's executive officers was eligible to participate in the Incentive Compensation Plan in 2012. Compensation under the Incentive Compensation Plan is intended to provide the Company's executive officers an incentive to enhance the Company's value for the benefit of stockholders. In March 2012, the Compensation Committee established objective, performance-based goals, reflective of the Company's projected earnings for 2012, and potential incentive compensation payouts to the eligible executive officers. The performance period was January 1, 2012 through December 31, 2012. Earnings per share, with certain adjustments designed to more accurately reflect the Company's and the eligible executive officers' performance, was selected as the performance goal ("Plan EPS"). For purposes of the Company's 2012 performance goal, Plan EPS was, consistent with the Incentive Compensation Plan, defined as:

- The Company's net income as determined in accordance with U.S. generally accepted accounting principles (GAAP), excluding (a) any gain or loss on asset/goodwill impairment or expense charges, litigation or claim expenses, or judgments or settlements, (b) restructuring charges, (c) refinance charges, (d) extraordinary non-recurring items as described in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's Annual Report on Form 10-K for the applicable year, and (e) the cumulative effect of any changes in GAAP during 2012; divided by
- A share count of 41,300,000 shares.

The exclusions from the calculation of the Company's earnings were selected to more accurately reflect the Company's normalized performance in 2012, leading to a more fair and accurate incentive compensation award.

In accordance with the Incentive Compensation Plan for the fiscal year ended December 31, 2012, the incentive compensation awarded to Messrs. O. Bruton Smith, Marcus G. Smith and Brooks was calculated by comparing Plan EPS to the target Plan EPS of $1.50 selected by the Compensation Committee ("Target EPS").

If the Company achieved exactly the Target EPS, the following incentive compensation awards would have been earned (for each of Messrs. O. Bruton Smith, Marcus G. Smith and Brooks, the "Target EPS Incentive Compensation Award"):

- O. Bruton Smith = 3.0 times current annual base salary (i.e., 3.0 x $600,000 = $1,800,000)
- Marcus G. Smith = 2.0 times current annual base salary (i.e., 2.0 x $550,000 = $1,100,000)
- William R. Brooks = 2.0 times current annual base salary (i.e., 2.0 x $500,000 = $1,000,000)

However, if the Company achieved more or less than the Target EPS, the amounts payable to Messrs. O. Bruton Smith, Marcus G. Smith and Brooks based on the Plan EPS performance objective would have been the Target EPS Incentive Compensation Award increased or reduced (as the case may be) by the percentage by which the Company's achieved Plan EPS for 2012 was greater than or less than the Target EPS. However, no incentive compensation award would be payable if the Company achieved less than the minimum Plan EPS threshold of $0.60 selected by the Compensation Committee or 40% of the Target EPS (the "Minimum EPS Threshold").

The following examples illustrate the incentive compensation award calculation for achieved Plan EPS other than the Target EPS:

If the Company's achieved Plan EPS was $3.00 (or 200% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:

- O. Bruton Smith = $3,600,000 (or 200% of the Target EPS Incentive Compensation Award)
- Marcus G. Smith = $2,200,000 (or 200% of the Target EPS Incentive Compensation Award)
- William R. Brooks = $2,000,000 (or 200% of the Target EPS Incentive Compensation Award)

If the Company's achieved Plan EPS was $0.60 (or 40% of Target EPS), then the following Plan EPS incentive compensation awards would have been earned:

- O. Bruton Smith = $720,000 (or 40% of the Target EPS Incentive Compensation Award)
- Marcus G. Smith = $440,000 (or 40% of the Target EPS Incentive Compensation Award)
- William R. Brooks = $400,000 (or 40% of the Target EPS Incentive Compensation Award)

The Company achieved a Plan EPS of $1.00 for the fiscal year ended December 31, 2012. Accordingly, Messrs. O. Bruton Smith, Marcus G. Smith and Brooks earned Plan EPS incentive compensation awards of $1,200,000, $733,333 and $666,667, respectively.

## LONG-TERM EQUITY COMPENSATION

The Compensation Committee believes that an appropriate level of equity-based compensation or equity holdings is part of a balanced and effective compensation program designed to align the interests of executive officers with those of stockholders.

In March 2012, the Compensation Committee made restricted stock grants of 35,000 shares of performance-based restricted stock to Mr. Brooks and 35,000 performance-based restricted stock units to Mr. Marcus G. Smith under the 2004 Stock Incentive Plan (each, a "Restricted Stock Award") for the fiscal year ended December 31, 2012.

The Compensation Committee determined that the Restricted Stock Awards would be subject to forfeiture based on the extent to which Plan EPS for the fiscal year ended December 31, 2012 fell short of Target EPS as follows:

If Plan EPS was less than the Minimum EPS Threshold, then the Restricted Stock Awards would not vest and would be forfeited in their entirety.

If Plan EPS met or exceeded the Minimum EPS Threshold, the number of shares of Common Stock or restricted stock units, as applicable, that would remain outstanding under each Restricted Stock Award for the remainder of the restricted period (the outstanding shares being scheduled to vest in increments of one-third on each anniversary of the grant date) would equal:

- The applicable Target Grant Amount (in this case 35,000); multiplied by
- Plan EPS expressed as a percentage of Target EPS (however, the percentage cannot exceed 100%).

As discussed above in "Incentive Compensation and Cash Bonuses," the Company achieved a Plan EPS of $1.00 for the fiscal year ended December 31, 2012, exceeding the Minimum EPS Threshold. As such, Mr. Marcus G. Smith retained 23,333 restricted stock units to be settled in Common Stock and Mr. Brooks retained ownership of 23,333 restricted shares of Common Stock as their respective Restricted Stock Awards, with the remaining 11,667 units or shares forfeited in their entirety.

The Compensation Committee has broad discretion regarding the types of long-term incentive compensation awarded to named executive officers and other employees of the Company, typically using either restricted stock, restricted stock units, stock option awards or some combination thereof. Depending upon circumstances in the future, the Compensation Committee may exercise its discretion and award all stock options, all restricted stock, all restricted stock units or a mixture thereof.

### OTHER BENEFIT PLANS

Executive officers of SMI (including the Chief Executive Officer) were also eligible in 2012 to participate in various benefit plans provided to other employees of SMI. These benefit plans are intended to provide a safety net of coverage for various events, such as death, disability and retirement.

Senior level highly compensated Company employees, including the executive officers of SMI, were also eligible to participate in the Speedway Motorsports, Inc. Deferred Compensation Plan (the "Deferred Plan") during the 2012 calendar year. Under the Deferred Plan, eligible employees could elect to defer up to 75% of their annual base salary and up to 100% of their annual cash bonus or commission payments. SMI, in its sole discretion, may match deferred compensation contributions of executive officers and all other eligible participants. To date, no matching contributions have been made. Contributions by participants in the Deferred Plan, including the executive officers, are credited with a rate of return (positive or negative) based on deemed investments selected by a participant from among several different investment funds, with such deemed earnings determined by the actual market performance of the investment funds selected by the participant. To date, no named executive officer has participated in the Deferred Plan.

### FEDERAL INCOME TAX CONSIDERATIONS

The incentive compensation paid to the Company's executive officers is based primarily on Company performance. The Compensation Committee considers the potential effect of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") in designing our executive compensation program, along with other factors in the context of our overall approach to executive compensation. Section 162(m) of the Code generally imposes a limitation on the deductibility of annual compensation in excess of $1,000,000, unless the compensation meets various technical requirements to constitute "performance-based" compensation. Executive officer compensation attributable to the exercise of stock options granted under the 1994 Stock Option Plan and the 2004 Stock Incentive Plan, and incentive compensation paid under the Incentive Compensation Plan, generally is intended to meet the requirements for deductible performance-based compensation. The Compensation Committee intends to continue to manage SMI's executive compensation program in a manner that is intended to preserve material federal income tax deductions when appropriate and if deductibility can be achieved without sacrificing flexibility and other important elements of the executive compensation program. However, the Compensation Committee also must approach executive compensation in a manner which will attract, motivate and retain key personnel and may from time to time award compensation that may not be deductible under Section 162(m) of the Code. The Compensation Committee retains the ability to evaluate performance and compensate our executive officers appropriately in the Committee's judgment, even if it may result in certain compensation that may not be deductible under Section 162(m) of the Code. The Compensation Committee believes that the flexibility to award such compensation serves the interests of the Company and its stockholders by allowing the Compensation Committee to compensate executive officers appropriately in its discretion as circumstances warrant.

## Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based upon such review and discussions, recommended to the Board that the Compensation Discussion and Analysis be included in SMI's Annual Report on Form 10-K and Proxy Statement on Schedule 14A.

*Compensation Committee*
Tom E. Smith, Chairman
Mark M. Gambill
James P. Holden
Robert L. Rewey

## 2012 SUMMARY COMPENSATION TABLE

The following table sets forth compensation paid by or on behalf of SMI to the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer for services rendered during the fiscal years ended December 31, 2010, 2011 and 2012:

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| O. Bruton Smith, | 2012 | 600,000 | – | – | – | 1,200,000 | – | 1,800,000 |
| Chairman and Chief | 2011 | 600,000 | – | – | – | 1,368,000 | – | 1,968,000 |
| Executive Officer | 2010 | 600,000 | – | – | – | 1,176,000 | – | 1,776,000 |
| Marcus G. Smith, | 2012 | 550,000 | – | 356,062 | – | 733,333 | 13,765 | 1,653,160 |
| President and Chief | 2011 | 550,000 | – | 399,000 | – | 836,000 | 13,941 | 1,798,941 |
| Operating Officer | 2010 | 550,000 | – | 341,176 | – | 718,667 | 12,483 | 1,622,326 |
| William R. Brooks, | 2012 | 500,000 | – | 356,062 | – | 666,667 | 8,459 | 1,531,188 |
| Vice Chairman, Chief | 2011 | 500,000 | – | 399,000 | – | 760,000 | 8,330 | 1,667,330 |
| Financial Officer and Treasurer | 2010 | 500,000 | – | 341,176 | – | 653,333 | 7,946 | 1,502,455 |

(1) Stock Awards were granted pursuant to the 2004 Stock Incentive Plan. The amounts for Stock Awards reflect the grant date fair value of such awards computed in accordance with FASB ASC Topic 718. See Note 11 to the Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K for additional information concerning this plan.

(2) Amounts shown are non-equity incentive compensation payments made pursuant to the Incentive Compensation Plan earned in the year specified and paid in the first quarter of the following year.

(3) Includes the Company's match to the 401(k) Plan and the Company's contribution to employee benefit plans available to all employees. The aggregate amount of perquisites received in each of 2010, 2011 and 2012 did not exceed $10,000 for any named executive officer.

## 2012 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding all individual grants of plan-based awards granted to named executive officers for the fiscal year ending December 31, 2012:

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | ($) |
| O. Bruton Smith, Chairman and Chief Executive Officer | 3/7/2012 | 720,000 | 1,800,000 | – | – | – | – | – |
| Marcus G. Smith, President and Chief Operating Officer | 3/7/2012 | 440,000 | 1,100,000 | – | 14,000 | 35,000 | – | 356,062 |
| William R. Brooks, Vice Chairman, Chief Financial Officer, and Treasurer | 3/7/2012 | 400,000 | 1,000,000 | – | 14,000 | 35,000 | – | 356,062 |

(1) Amounts earned for 2012 are set forth in the Summary Compensation Table. Awards were made in accordance with the Incentive Compensation Plan.

(2) The Stock Awards were adjusted on March 5, 2013, based on final certification of performance targets, to the following amounts: Mr. Marcus G. Smith from 35,000 restricted stock units to 23,333 restricted stock units (to be settled in shares of Common Stock), and Mr. William R. Brooks from 35,000 to 23,333 shares of restricted stock. Stock Awards were made in accordance with the 2004 Stock Incentive Plan.

## 2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by named executive officers at the end of the fiscal year ending December 31, 2012:

| | Option Awards | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Yet Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)(3) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) |
| O. Bruton Smith, Chairman and Chief Executive Officer | – | – | – | – | – | – | – |
| Marcus G. Smith, President and Chief Operating Officer | 20,000 | 29.64 | 12/09/2013 | 25,356(1) | 452,351 | 35,000(4) | 624,400 |
| | 95,000 | 37.00 | 12/08/2014 | | | | |
| | 10,000 | 38.97 | 12/07/2015 | | | | |
| | 20,000 | 39.13 | 12/05/2016 | | | | |
| William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer | 20,000 | 29.64 | 12/09/2013 | 25,356(2) | 452,351 | 35,000(5) | 624,400 |
| | 95,000 | 37.00 | 12/08/2014 | | | | |
| | 10,000 | 38.97 | 12/07/2015 | | | | |
| | 20,000 | 39.13 | 12/05/2016 | | | | |

(1) 7,623 restricted stock units vest on March 11, 2013, 8,866 vest on March 10, 2013 and 8,867 vest on March 10, 2014.

(2) 7,623 shares of restricted stock vest on March 11, 2013, 8,866 vest on March 10, 2013 and 8,867 vest on March 10, 2014.

(3) Market value based on the December 31, 2012 closing market price of the Common Stock of $17.84.

(4) The award of 35,000 performance-based restricted stock units was adjusted on March 5, 2013 based on the final certification of performance targets under the 2004 Stock Incentive Plan for 2012 from 35,000 to 23,333 restricted stock units to be settled in shares of Common Stock. 7,778 restricted stock units vested on March 7, 2013, 7,777 vest on March 7, 2014 and 7,778 vest on March 7, 2015.

(5) The award of 35,000 performance-based shares of restricted stock was adjusted on March 5, 2013 based on the final certification of performance targets under the 2004 Stock Incentive Plan for 2012 from 35,000 to 23,333 shares of restricted stock. 7,778 shares of restricted stock vested on March 7, 2013, 7,777 vested on March 7, 2014 and 7,778 vest on March 7, 2015.

2012 OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding each vesting of restricted stock and restricted stock units during the fiscal year ended December 31, 2012.

| Name | Stock Awards | |
|---|---|---|
| | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| O. Bruton Smith, Chairman and Chief Executive Officer | – | – |
| Marcus G. Smith, President and Chief Operating Officer | 28,809 | 466,056 |
| William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer | 28,809 | 451,149 |

# 2012 DIRECTOR COMPENSATION

The following table sets forth the compensation of the Company's non-employee directors for services rendered in 2012. Directors who are also employees of the Company do not receive compensation (other than their compensation as employees of the Company) for their service on the Board.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[5] | Total ($) |
|---|---|---|---|
| Mark M. Gambill[1] | 85,500 | 74,713 | 160,213 |
| James P. Holden[2] | 83,500 | 74,713 | 158,213 |
| Robert L. Rewey[3] | 78,000 | 74,713 | 152,713 |
| Tom E. Smith[4] | 88,500 | 74,713 | 163,213 |

(1) As of December 31, 2012, Mr. Gambill held options to acquire 50,000 shares of Common Stock, and 4,300 shares of unvested restricted stock.

(2) As of December 31, 2012, Mr. Holden held options to acquire 40,000 shares of Common Stock, and 4,300 shares of unvested restricted stock.

(3) As of December 31, 2012, Mr. Rewey held options to acquire 50,000 shares of Common Stock, and 4,300 shares of unvested restricted stock.

(4) As of December 31, 2012, Mr. Smith held options to acquire 50,000 shares of Common Stock, and 4,300 shares of unvested restricted stock.

(5) Awards of restricted stock were made pursuant to the Company's 2008 Formula Restricted Stock Plan on April 18, 2012. The amounts for Stock Awards reflect the aggregate grant date fair value of such awards computed in accordance with FASB ASC Topic 718.

Members of the Board who are not employees of the Company receive automatic annual grants of restricted stock under the 2008 Formula Restricted Stock Plan. The annual grant of restricted stock is made on the first business day following the Company's annual meeting of stockholders. The number of restricted shares of Common Stock granted to an eligible non-employee director is determined by dividing $75,000 by the average closing price of Common Stock on the NYSE for the twenty trading days immediately preceding the grant date rounded up to the nearest whole share. Subject to the director's continued service on the Board, the restricted stock will vest in full on the first anniversary of the grant date or, if earlier, the day before the next annual meeting of stockholders following the grant date. For additional information concerning the 2008 Formula Restricted Stock Plan, see Note 11 to the Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K.

In fiscal 2012, each non-employee director also received:

- An annual cash retainer of $50,000;
- $1,500 for each Board and committee meeting attended; and
- An annual cash retainer of $10,000 to each respective Chairman of the Audit Committee, Compensation Committee and the Lead Independent Director.

The Chairman of the Nominating/Corporate Governance Committee received an annual cash retainer of $5,000. The Company also reimburses all directors for their expenses incurred in connection with their activities as directors of SMI.

# TRANSACTIONS WITH RELATED PERSONS

It is the Company's policy, as set forth in its Corporate Governance Guidelines, to have the Audit Committee review and approve related person transactions for conflicts of interest. In its review, the Audit Committee considers whether a particular transaction is in the best interests of the Company, whether the transaction is on economic terms no less favorable than could be obtained in an arm's-length transaction with an unrelated third party and the materiality of the interest to the related person.

Before July 2002, the Company made loans to, paid certain expenses on behalf of and obtained certain services from Sonic Financial, a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer, for various corporate purposes. Also, the Company and Sonic Financial currently share various expenses in the ordinary course of business. At

December 31, 2012 and as of the Record Date, the Company had approximately $3.7 million, including accrued interest, due from Sonic Financial. In 2012, the amounts due from Sonic Financial were reduced by net amounts owed to Sonic Financial by SMI with respect to a shared services arrangement net of accrued interest by $373,000. The largest amount outstanding in 2012 and as of the Record Date was $4.1 million at January 1, 2012. The amount owed by Sonic Financial bears interest at 1% over prime and is payable on demand. Pursuant to the shared services arrangement, Sonic Financial provides administrative services to the Company and further provides the Company access to the use of airplanes for Company business travel.

Sonic Financial made several loans and cash advances to AMS prior to 1996 for the AMS acquisition and other expenses. Such loans and advances stood at approximately $2.6 million at December 31, 2012. Of this amount, approximately $1.8 million bears interest at 3.83% and the remainder at 1% over prime.

The Company and certain Company subsidiaries lease office and warehouse facilities from affiliates of the Company through common ownership by the Company's Chairman and Chief Executive Officer under annually renewable lease agreements. Rent expense for the Company and these subsidiaries in 2012 approximated $640,000. At December 31, 2012, amounts owed to these affiliates were de minimis.

Oil-Chem Research Corporation ("Oil-Chem") sells zMAX micro-lubricant® product to certain SAI dealerships for resale to service customers of the dealerships in the ordinary course of business. SAI is a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer. Total purchases from Oil-Chem by SAI dealerships approximated $2.0 million in 2012. SMISC Holdings, Inc., a subsidiary of the Company ("SMI Properties"), sells apparel and other merchandise to SAI and its dealerships. Total purchases from SMI Properties by SAI and its dealerships approximated $552,000 in 2012. At December 31, 2012, associated amounts due from SAI and its dealerships totaled approximately $164,000. Various SMI subsidiaries purchased new and used vehicles for operations and employee use from certain subsidiary dealerships of SAI in 2012 for an aggregate of approximately $166,000. Amounts due to and from SAI dealerships were de minimis.

# SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires SMI's officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and changes in ownership with the SEC. Additionally, SEC rules require that SMI identify any individuals for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To SMI's knowledge, based solely on a review of reports furnished to it, all Section 16(a) filing requirements applicable to its officers, directors and more than 10% beneficial owners were complied with on a timely basis in 2012.

# EXPENSES OF SOLICITATION

The Company pays the cost of proxy solicitation, including the cost of assembling and mailing this Proxy Statement and the enclosed materials. In addition to mailings, proxies may be solicited personally, by telephone or electronically, by corporate officers and employees of the Company, who will not receive additional compensation for such efforts. The Company intends to request brokers and banks holding stock in their names or in the names of nominees to forward proxies to customers owning such stock, where applicable, and will reimburse them for their reasonable expenses of forwarding proxy materials to customers.

# DEADLINES FOR 2014 STOCKHOLDER PROPOSALS

For stockholder proposals intended to be presented at the 2014 annual meeting of stockholders to be eligible for inclusion in the Company's proxy statement and the form of proxy for such meeting, they must be received by the Company at its principal executive offices no later than November 22, 2013.

Regarding stockholder proposals intended to be presented at the 2014 annual meeting of stockholders but not included in the Company's proxy statement, stockholders must give SMI advance notice of their proposals to be considered timely under the Company's Bylaws. The Bylaws state that written notice of such proposals must be delivered to the principal executive offices of SMI:

- In the case of an annual meeting that occurs within 30 days of the anniversary of the Annual Meeting, not less than 60 days nor more than 90 days prior to such anniversary date; and

- In the case of an annual meeting called for a date not within 30 days before or after the anniversary date of the Annual Meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made, whichever occurs first.

All such proposals for which timely notice is not received in the manner described above will be ruled out of order at the meeting resulting in the proposal's underlying business not being eligible for transaction at the meeting.

## OTHER MATTERS

In the event that any matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders should properly come before and be considered at the Annual Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

# SPEEDWAY MOTORSPORTS, INC.
# 2013 STOCK INCENTIVE PLAN

## ARTICLE 1
## PURPOSE AND EFFECTIVE DATE

1.1 Purposes of the Plan. Speedway Motorsports, Inc. (the "Company") has established this Speedway Motorsports, Inc. 2013 Stock Incentive Plan (the "Plan") to promote the interests of the Company and its stockholders. The purposes of the Plan are to (a) provide incentives to key employees, directors, consultants and other individuals providing services to the Company and its Subsidiaries to contribute to the Company's performance and growth, (b) offer such persons stock ownership in the Company and other compensation that promotes the financial success of the Company and aligns their interests with those of the Company's other stockholders and (c) enhance the Company's ability to attract, reward and retain such persons upon whose efforts the Company's success and future growth depends.

1.2 Effective Date. The Plan was adopted by the Board of Directors on February 13, 2013, subject to and to be effective upon the requisite approval of the Company's stockholders at the 2013 Annual Meeting of Stockholders. No Awards may be granted prior to stockholder approval of the Plan.

## ARTICLE 2
## DEFINITIONS

2.1 Definitions. As used in the Plan, the following capitalized terms shall have the meanings set forth below:

(a) "Award" means, individually or collectively, a grant under this Plan of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Stock Awards.

(b) "Award Agreement" means an agreement between the Company and a Participant, setting forth the terms and conditions applicable to an Award granted to the Participant under this Plan. The Award Agreement may be in such form as the Committee shall determine, including a master agreement with respect to all or any types of Awards supplemented by an Award notice issued by the Company.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "Cause" means, except to the extent the applicable Award Agreement provides otherwise or incorporates a different definition of "Cause," (i) the commission by the Participant of a crime or other act or practice that involves dishonesty or moral turpitude and either has an adverse effect on the Company or a Subsidiary or its reputation or is intended to result in the personal enrichment of the Participant at the expense of the Company or a Subsidiary (whether or not resulting in criminal prosecution or conviction); (ii) the Participant's gross negligence or willful misconduct in respect of the Participant's service with the Company or a Subsidiary; or (iii) the continuous and willful failure by the Participant to follow the reasonable directives of the Participant's superiors or the Board of Directors. Notwithstanding the foregoing, if the Participant has entered into an employment agreement that is binding as of the date of the Participant's Termination of Service and includes a definition of "Cause," then the definition of "Cause" in such agreement shall supplement the foregoing definition of "Cause" and shall also apply to the Participant. Following a Participant's Termination of Service, if it is determined that the Participant's service could have been terminated for Cause, such Participant's service shall be deemed to have been terminated for Cause. In any event, "Cause" shall be determined by the Committee (or its delegate).

(e) "Change in Control" means, except to the extent the applicable Award Agreement provides otherwise or incorporates a different definition of "Change in Control," any of the following events:

(i) the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50.1% or more of either (A) the then outstanding shares of the Common Stock of the Company (the

"Outstanding Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that Person shall not include any person who, on the effective date of the Plan, beneficially owns 12.0% or more of the Company's outstanding securities, and provided further, that the following transactions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company; or (4) any acquisition by an entity pursuant to a transaction that complies with clauses (A), (B) and (C) of subparagraph (iii) of this Section 2.1(e); or

(ii) a change in the composition of the Board during any two-year period such that the individuals who, as of the beginning of such two-year period, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this subparagraph (ii), any individual who becomes a member of the Board subsequent to the beginning of the two-year period whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but provided further, that any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act, including any successor to such Rule), or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board, shall not be so considered as a member of the Incumbent Board; or

(iii) the approval by the stockholders of the Company of a merger, reorganization or consolidation or a sale or other disposition of all or substantially all of the assets of the Company (each, a "Corporate Transaction") or, if consummation of such Corporate Transaction is subject, at the time of such approval by the stockholders of the Company, to the consent of any governmental agency, the obtaining of such consent (either explicitly or implicitly by consummation), unless, following such Corporate Transaction (A) all or substantially all of the individuals and entities who are the beneficial owners of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50.1% of the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation or other Person which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be; (B) no Person (other than the Company, any employee benefit plan (or related trust) of the Company, or any such corporation resulting from the Corporate Transaction, or to the extent applicable as described in (A) above, the parent company thereof) beneficially owns, directly or indirectly, 12.0% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction; and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction (or to the extent applicable as described in (A) above, the parent company thereof) were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Code, the foregoing events shall constitute a Change in Control to the extent an Award provides nonqualified deferred compensation within the meaning of Section 409A of the Code only if such events also constitute a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code and Treasury Regulations thereunder.

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor act thereto. Reference to any section of the Code shall be deemed to include reference to applicable regulations or other authoritative guidance thereunder, and any amendments or successor provisions to such section, regulations or guidance.

(g) "Committee" means (i) the Compensation Committee of the Board (or a subcommittee thereof); (ii) in the absence of such committee, any other committee or subcommittee appointed by the Board that is granted authority to administer the Plan; or (iii) in the absence of such appointment, the Board itself. Notwithstanding the foregoing, to the extent required for Awards to be exempt from Section 16 of the Exchange Act pursuant to Rule 16b-3, the Committee shall consist of two or more Directors who are "non-employee directors" within the meaning of such Rule 16b-3, and to the extent required for Awards to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code, the Committee shall consist of two or more Directors who are "outside directors" within the meaning of Section 162(m) of the Code.

(h) "Common Stock" means the common stock of the Company, par value $0.01 per share.

(i) "Company" means Speedway Motorsports, Inc., a Delaware corporation, or any successor thereto.

(j) "Director" means any individual who is a member of the Board of Directors of the Company.

(k) "Disability" means, except to the extent the applicable Award Agreement provides otherwise or incorporates a different definition of "Disability," a permanent and total disability as described in Section 22(e)(3) of the Code and determined by the Committee. Notwithstanding the foregoing, to the extent an Award provides nonqualified deferred compensation within the meaning of Section 409A of the Code, Disability shall mean that a Participant is disabled within the meaning of Section 409A(a)(2)(C)(i) or (ii) of the Code.

(l) "Employee" means any employee of the Company or any Subsidiary. Directors who are not otherwise employed by the Company or a Subsidiary are not considered Employees under this Plan.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto. Reference to any section of (or rule promulgated under) the Exchange Act shall be deemed to include reference to applicable rules, regulations or other authoritative guidance thereunder, and any amendments or successor provisions to such section, rules, regulations and guidance.

(n) "Fair Market Value" means, as of a particular date, the value of the Common Stock determined as follows:

(i) If the Common Stock is traded on a national or regional securities exchange or on the Nasdaq National Market System ("Nasdaq"), Fair Market Value shall be determined on the basis of the closing sale price on the principal securities exchange on which the Common Stock may then be traded on the date as of which Fair Market Value is to be determined or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported;

(ii) If the Common Stock is not listed on any securities exchange or traded on Nasdaq, but nevertheless is publicly traded and reported on Nasdaq without closing sale prices for the Common Stock being customarily quoted, Fair Market Value shall be determined on the basis of the mean between the closing high bid and low asked quotations in such other over-the-counter market as reported by Nasdaq on the date as of which Fair Market Value is to be determined; but, if there are no bid and asked quotations in the over-the-counter market as reported by Nasdaq on that date, then the mean between the closing bid and asked quotations in the over-the-counter market as reported by Nasdaq on the immediately preceding day such bid and asked prices were quoted; and

(iii) If the Common Stock is not publicly traded as described in (i) or (ii) above, Fair Market Value shall be determined by the Committee in good faith and, with respect to an Option or SAR intended to be exempt from Section 409A of the Code, in a manner consistent with Section 409A of the Code.

(o) "Incentive Stock Option" or "ISO" means an option to purchase shares of Common Stock granted under Article 6 which is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code.

(p) "Involuntary Termination Without Cause" means the dismissal, or the request for the resignation, of a Participant by either (i) a court order, order of any court-appointed liquidator or trustee of the Company, or the order or request of any creditors' committee of the Company constituted under the federal bankruptcy laws, provided that such order or request contains no specific reference to actions or omissions that would constitute Cause; or (ii) a duly authorized corporate officer of the Company or any Subsidiary, or by the Board, for any reason other than for Cause.

(q) "Named Executive Officer" means a Participant who is considered a "covered employee" for purposes of Section 162(m) of the Code.

(r) "Nonqualified Stock Option" or "NSO" means an option to purchase shares of Common Stock granted under Article 6, and which is not intended or otherwise fails to meet the requirements of Section 422 of the Code.

(s) "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

(t) "Option Price" means the price at which a share of Common Stock may be purchased by a Participant pursuant to an Option, as determined by the Committee in accordance with Article 6.

(u) "Participant" means an Employee, Director, consultant or other person who performs services for the Company or a Subsidiary who has been granted an Award under the Plan and which Award is outstanding.

(v) "Performance Award" means an Award granted under Article 10 which is subject to the attainment of one or more Performance Goals during a Performance Period, as established by the Committee in its discretion in accordance with Article 10.

(w) "Performance Goals" means the criteria and objectives designated by the Committee that must be met during the Performance Period as a condition of the Participant's receipt of a Performance Award, as described in Section 10.1(b) hereof.

(x) "Performance Period" means the period designated by the Committee during which the Performance Goals with respect to a Performance Award will be measured.

(y) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as referenced in Section 13(d) thereof.

(z) "Plan" means this Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended from time to time.

(aa) "Restricted Period" means the period beginning on the grant date of an Award of Restricted Stock or Restricted Stock Units and ending on the date the shares of Common Stock subject to such Award are no longer restricted and subject to forfeiture.

(bb) "Restricted Stock" means a share of Common Stock granted in accordance with the terms of Article 8 which Common Stock is nontransferable and subject to a substantial risk of forfeiture and such other restrictions as designated by the Committee.

(cc) "Restricted Stock Unit" means a non-voting unit of measurement that represents the contingent right to receive a share of Common Stock (or the value of a share of Common Stock) in the future granted in accordance with the terms of Article 8, which right is subject to such restrictions as designated by the Committee. Restricted Stock Units are not actual shares of Common Stock.

(dd) "SAR" means a stock appreciation right granted pursuant to Article 7.

(ee) "Stock Award" means an equity-based award granted pursuant to Article 9.

(ff) "Subsidiary" means a corporation, partnership, limited liability company, joint venture or other entity in which the Company directly or indirectly controls 50% or more of the voting power or equity or profits interests; provided, that for purposes of eligibility to receive Incentive Stock Options, Subsidiary means a "subsidiary corporation" within the meaning of Section 424(f) of the Code. Unless the Committee provides otherwise, for purposes of granting Options or SARs, an entity shall not be considered a Subsidiary if such Options or SARs would then be considered to provide for a deferral of compensation within the meaning of Section 409A of the Code.

(gg) "Ten Percent Stockholder" means a Participant who owns (directly or by attribution within the meaning of Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, any Subsidiary or a parent of the Company.

(hh) "Termination of Service" means, except to the extent the applicable Award Agreement provides otherwise or incorporates a different definition of "Termination of Service" (and which may instead use the term "Separation from Service," including for purposes of compliance with Section 409A of the Code), the termination of a Participant's service with the Company and its Subsidiaries as an Employee, Director, consultant or otherwise for any reason other than a change in the capacity in which the Participant renders service to the Company or a Subsidiary or a transfer between or among the Company and its Subsidiaries. Unless otherwise determined by the Committee, an Employee shall be considered to have incurred a Termination of Service if his or her employer ceases to be a Subsidiary. All determinations relating to whether a Participant has incurred a Termination of Service and the effect thereof shall be made by the Committee in its discretion, including whether a leave of absence shall constitute a Termination of Service, subject to applicable law.

ARTICLE 3
ADMINISTRATION

3.1 General. The Plan shall be administered by the Committee. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have full and exclusive power to select the individuals to whom Awards may from time to time be granted under the Plan; grant Awards; determine the size and types of Awards; determine the terms, restrictions and conditions of Awards in a manner consistent with the Plan (including, but not limited to, the number of shares of Common Stock subject to an Award; vesting or exercise conditions applicable to an Award; the duration of an Award; whether an Award is intended to qualify as a Performance Award; restrictions on transferability of an Award and any shares of Common Stock issued thereunder; whether, to what extent and under what circumstances Awards may be settled in cash, Common Stock or otherwise; subject to applicable law, the effect of a suspension of employment or leave of absence on an Award; and other restrictions and covenants upon which a Participant's rights to receive, exercise or retain an Award or cash, Common Stock or other gains related thereto shall be contingent); construe and interpret the Plan and any agreement or instrument entered into under the Plan; correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award Agreement and determine all questions arising under the Plan or any Award Agreement; establish, amend, waive or rescind rules and regulations for the Plan's administration; delegate administrative responsibilities under the Plan; and (subject to the provisions of Article 12) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee, including accelerating the time any Option or SAR may be exercised, waiving restrictions and conditions on Awards and establishing different terms and conditions relating to the effect of a Termination of Service. The Committee also shall have the absolute discretion to make all other determinations and take any other actions that may be necessary or advisable in the Committee's opinion for the administration of the Plan. Notwithstanding the foregoing, the Board shall have full and exclusive power to make the determinations set forth above with respect to Awards to non-employee Directors.

3.3 Award Agreements. Each Award granted under the Plan shall be evidenced by an Award Agreement in such form as the Committee shall determine. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and incorporate any other terms and conditions, not inconsistent with the Plan (except when necessary to comply with Section 409A of the Code or other applicable law), as may be directed by the Committee. Except to the extent prohibited by applicable law, the Committee may, but need not, require as a condition of any such Award Agreement's effectiveness that the Agreement be signed by the Participant.

3.4 Delegation. To the extent permitted by applicable law and only to the extent that any such action will not prevent the Plan or any Award from satisfying an exemption under Rule 16b-3 of the Exchange Act, the outside director requirement of Section 162(m) of the Code, the rules of any applicable securities exchange or any other applicable law, the Committee may delegate to executive officers of the Company (or other such persons it deems appropriate) the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate; provided that Awards to executive officers and substantive matters related thereto shall be determined solely by the Committee. For the avoidance of doubt and without limiting the foregoing, the authority to grant Restricted Stock or other Awards may not be delegated unless permitted by Delaware law.

3.5 Decisions Binding. All determinations, decisions and interpretations made by the Committee pursuant to the provisions of the Plan and all related resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, the Company's stockholders, and Participants and their estates and beneficiaries.

3.6 Indemnification. In addition to such other rights they may have as Directors or members of the Committee under the Company's Articles of Incorporation or Bylaws or otherwise, each person who is or shall have been a member of the Committee, or the Board, shall be indemnified and held harmless by the Company against any loss, cost, liability or expense that may be imposed upon or reasonably incurred by the member in connection with or resulting from any claim, action, suit or proceeding to which the member may be a party or in which the member may be involved by reason of any action taken or failure to act under or in connection with the Plan or any Award and against all amounts paid by the member in settlement thereof (provided such settlement is approved by the Company) or paid by the member in satisfaction of any judgment in any such action, suit or proceeding against the member, except with respect to matters as to which the member of the Committee has been grossly negligent or engaged in willful misconduct with respect to the performance of the member's duties or as prohibited by applicable law; provided, however, that the member shall give the Company an opportunity, at its own expense, to handle and defend the same before the member undertakes to handle and defend it on the member's own behalf.

## ARTICLE 4
## STOCK SUBJECT TO THE PLAN; LIMITS

4.1 Stock Available Under the Plan. Subject to adjustments as provided in Section 4.3, the aggregate number of shares of Common Stock that may be issued pursuant to Awards under the Plan is Three Million Five Hundred Thousand (3,500,000) shares. Shares of Common Stock issued under the Plan may be shares of original issuance, treasury shares or shares purchased in the open market or otherwise. Shares of Common Stock covered by Awards that expire or are forfeited or canceled for any reason or that are settled in cash or otherwise are terminated without the delivery of the full number of shares of Common Stock underlying the Award or to which the Award relates shall be available for further Awards under the Plan to the extent of such expiration, forfeiture, cancellation, cash settlement, etc. However, shares of Common Stock subject to an Award that are (a) withheld or retained by the Company in payment of the Option Price or other exercise or purchase price of an Award (including shares of Common Stock withheld or retained by the Company or not issued in connection with the net settlement or net exercise of an Award), or (b) tendered to, withheld or retained by the Company in payment of tax withholding obligations relating to an Award shall not become available again for Awards under the Plan.

Notwithstanding the other provisions of this Section 4.1, the maximum number of shares of Common Stock that may be issued pursuant to ISOs under this Plan shall be Three Million Five Hundred Thousand (3,500,000) shares, subject to adjustments as provided in Section 4.3. No fractional shares shall be issued, and the Committee shall determine the manner in which fractional share value shall be treated.

4.2 Award Limits. Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply (subject to adjustment as provided in Section 4.3):

(a) Individual Option and SAR Limit. No Participant shall be granted, during any one calendar year, Options and/or SARs (whether such SARs may be settled in shares of Common Stock, cash or a combination thereof) covering in the aggregate more than Three Hundred Thousand (300,000) shares of Common Stock.

(b) Individual Limit on Other Awards. With respect to any Awards other than Options and SARs that are intended to be "performance-based compensation" (within the meaning of Section 162(m) of the Code), no Participant shall be granted, during any one calendar year, such Awards (whether such Awards may be settled in shares of Common Stock, cash or a combination thereof) consisting of, covering or relating to in the aggregate more than One Hundred Thousand (100,000) shares of Common Stock. With respect to any cash-based Stock Award that is intended to be a Performance Award, the maximum cash payment that may be paid during any one calendar year to a Participant shall be $10,000,000.

The foregoing limitations shall be applied in a manner that will permit Awards that are intended to constitute "performance-based compensation" under Section 162(m) of the Code to meet the applicable requirements thereunder.

4.3 Adjustments. In the event of a reorganization, recapitalization, stock split, stock dividend, extraordinary dividend, spin-off, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting the Common Stock, equitable adjustments and/or substitutions, as applicable, to prevent the dilution or enlargement of rights shall be made by the Committee to the maximum number and kind of shares of Common Stock that may be issued under the Plan set forth in Section 4.1, the number of shares subject to the ISO limit in Section 4.1, the number of shares of Common Stock subject to the Award limits set forth in Section 4.2 (to the extent such adjustment would not cause a failure to comply with the "performance-based compensation" exception under Section 162(m) of the Code) and in the number, kind and price of shares of Common Stock subject to outstanding Awards granted under the Plan. In addition, the Committee, in its sole discretion, shall have the right to make such similar adjustments as described above in the event of any corporate transaction to which Section 424(a) of the Code applies or such other event that in the judgment of the Committee necessitates an adjustment as may be determined to be appropriate and equitable by the Committee. Adjustments under this Section 4.3 shall, to the extent practicable and applicable, be made in a manner consistent with the requirements of Sections 162(m) and 409A of the Code and, in the case of ISOs, Sections 422 and 424(a) of the Code. Notwithstanding the foregoing, the number of shares of Common Stock subject to any Award shall always be a whole number and the Committee, in its discretion, shall make such adjustments as are necessary to eliminate fractional shares that may result from any adjustments made pursuant hereto. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an outstanding Award.

## ARTICLE 5
## ELIGIBILITY AND PARTICIPATION

Awards under the Plan may be granted to Employees, Directors, consultants who are natural persons and other individuals providing services to the Company or a Subsidiary (provided such consultants and other individuals render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and which services do not directly or indirectly promote or maintain a market for the Company's securities) as selected by the Committee. In determining the individuals to whom such an Award shall be granted and the terms and conditions of such Award, the Committee may take into account any factors it deems relevant, including the duties of the individual, the Committee's assessment of the individual's present and potential contributions to the success of the Company or its Subsidiaries and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan. Such determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. Subject to the Award limits set forth in Section 4.2, a Participant may be granted more than one Award under the Plan; however, a grant made hereunder in any one year to a Participant shall neither guarantee nor preclude a further grant to such Participant in that year or subsequent years.

ARTICLE 6
STOCK OPTIONS

6.1 Grants of Stock Options. Subject to the provisions of the Plan, the Committee may grant Options upon the following terms and conditions:

(a) Award Agreement. Each grant of an Option shall be evidenced by an Award Agreement in such form as the Committee shall determine. The Award Agreement shall specify the number of shares of Common Stock to which the Option pertains, whether the Option is an ISO or a NSO, the Option Price, the term of the Option, the conditions upon which the Option shall become vested and exercisable, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. ISOs may be granted only to Employees of the Company or a Subsidiary.

(b) Option Price. The Option Price per share of Common Stock shall be determined by the Committee, but shall not be less than the Fair Market Value per share of Common Stock on the date of grant of the Option. In the case of an ISO granted to a Ten Percent Stockholder, the Option Price per share of Common Stock shall not be less than 110% of the Fair Market Value per share of Common Stock on the date of grant of the Option. Notwithstanding the foregoing, an Option may be granted with an Option Price per share of Common Stock less than that set forth above if such Option is granted pursuant to an assumption of, or substitution for, another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Exercise of Options. An Option shall be exercisable in whole or in part (including periodic installments) at such time or times, and subject to such restrictions and conditions, as the Committee shall determine. Except as otherwise provided in the Award Agreement, the right to purchase shares of Common Stock under the Option that become exercisable in periodic installments shall be cumulative so that such shares of Common Stock (or any part thereof) may be purchased at any time thereafter until the expiration or termination of the Option.

(d) Option Term. The term of an Option shall be determined by the Committee, but in no event shall an ISO be exercisable more than ten years from the date of its grant or, in the case of any ISO granted to a Ten Percent Stockholder, more than five years from the date of its grant.

(e) Termination of Service. Except to the extent that an Option remains exercisable as provided below or as otherwise set forth in the Award Agreement, an Option shall immediately terminate upon the Participant's Termination of Service for any reason.

(i) Involuntary Termination Without Cause. In the event that a Participant incurs a Termination of Service that constitutes an Involuntary Termination Without Cause, the Participant may exercise an outstanding Option to the extent that the Participant was entitled to exercise such Option as of the date of termination, but only within such period of time ending on the earlier of (A) the date three months following such Termination of Service or (B) the expiration of the term of such Option as set forth in the Award Agreement.

(ii) Disability. In the event that a Participant incurs a Termination of Service as a result of the Participant's Disability, the Participant may exercise an outstanding Option to the extent that the Participant was entitled to exercise such Option as of the date of termination, but only within such period of time ending on the earlier of (A) the date twelve months following such Termination of Service or (B) the expiration of the term of such Option as set forth in the Award Agreement.

(iii) Death. In the event that a Participant's Termination of Service is caused by the Participant's death, or in the event of the Participant's death following the Participant's Termination of Service but during the three-month or twelve-month period described in subparagraph (i) or (ii) above, then an outstanding Option may be exercised to the extent the Participant was entitled to exercise such Option as of the date of death by the person or persons to whom the Participant's rights to exercise the Option passed by will or the laws of descent and distribution (or by the executor or administrator of the Participant's estate), but only within the period ending on the earlier of (A) the date twelve months following the date of death or (B) the expiration of the term of such Option as set forth in the Award Agreement.

(f) ISO Limitation. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the shares of Common Stock with respect to which a Participant's ISOs are exercisable for the first time during any calendar year (under all plans of the Company and its Subsidiaries) exceeds $100,000 or such other applicable limitation set forth in Section 422 of the Code, such ISOs shall be treated as NSOs. The determination of which ISOs shall be treated as NSOs generally shall be based on the order in which such ISOs were granted and shall be made in accordance with applicable rules and regulations under the Code.

(g) Payment. Options shall be exercised by the delivery of a written notice of exercise to the Company in the manner prescribed by the Company (or its delegate), specifying the number of shares of Common Stock with respect to which the Option is to be exercised, accompanied by the aggregate Option Price for the shares of Common Stock. Unless otherwise provided by the Committee, the aggregate Option Price shall be payable to the Company in full (i) in cash or cash equivalents acceptable to the Company, (ii) subject to applicable law, by tendering previously acquired shares of Common Stock (or delivering a certification of ownership of such shares) having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the shares of Common Stock either were purchased on the open market or have been held by the Participant for a period of at least six months (unless such six-month period is waived by the Committee)), (iii) subject to applicable law and such rules and procedures as may be established by the Committee, by means of a "cashless exercise" facilitated by a securities broker approved by the Company through the irrevocable direction to sell all or part of the shares of Common Stock being purchased and to deliver the Option Price (and any applicable withholding taxes) to the Company, (iv) subject to applicable law and such rules and procedures as may be established by the Committee, by means of a "net share settlement" procedure, or (v) a combination of the foregoing. The Committee also may provide that Options may be exercised by any other means it determines to be consistent with the Plan's purpose and applicable law (including the tendering of Awards having an aggregate Fair Market Value at the time of exercise equal to the total Option Price).

(h) Transfer Restrictions. Options may not be sold, transferred, pledged, assigned, alienated, hypothecated or disposed of in any manner other than by will or the laws of descent and distribution and Options shall be exercisable during the Participant's lifetime only by the Participant (or, to the extent permitted by applicable law, the Participant's guardian or legal representative in the event of the Participant's legal incapacity). Notwithstanding the foregoing, the Committee, in its absolute discretion, may permit further transferability of Options, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

(i) No Stockholder Rights. No Participant shall have any rights as a stockholder with respect to shares of Common Stock subject to the Participant's Option until the issuance of such shares to the Participant pursuant to the exercise of such Option.

## ARTICLE 7
## STOCK APPRECIATION RIGHTS

7.1 Grants of SARs. Subject to the provisions of the Plan, the Committee may grant SARs upon the following terms and conditions:

(a) Award Agreement. Each grant of a SAR shall be evidenced by an Award Agreement in such form as the Committee shall determine. The Award Agreement shall specify the number of shares of Common Stock to which the SAR pertains, the term of the SAR, the conditions upon which the SAR shall become vested and exercisable, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. The Committee may grant SARs in tandem with or independently from Options.

(b) Initial Value of SARs. The Committee shall assign an initial value to each SAR, provided that the initial value may not be less than the aggregate Fair Market Value on the date of grant of the shares of Common Stock to which the SAR pertains.

(c) Exercise of SARs. A SAR shall be exercisable in whole or in part (including periodic installments) at such time or times, and subject to such restrictions and conditions, as the Committee shall determine. Notwithstanding the foregoing, in the case of a SAR that is granted in tandem with an Option, the SAR may be exercised only with respect to the shares of Common Stock for which its related Option is then exercisable. The exercise of either an Option or a SAR that are granted in tandem shall result in the termination of the other to the extent of the number of shares of Common Stock with respect to which such Option or SAR is exercised.

(d) Term of SARs. The term of a SAR granted independently from an Option shall be determined by the Committee, but in no event shall such a SAR be exercisable more than ten (10) years from the date of its grant. A SAR granted in tandem with an Option shall have the same term as the Option to which it relates.

(e) Termination of Service. In the event that a Participant incurs a Termination of Service, the Participant's SARs shall terminate in accordance with the provisions specified in Article 6 with respect to Options.

(f) Payment of SAR Value. Upon the exercise of a SAR, a Participant shall be entitled to receive (i) the excess of the Fair Market Value on the date of exercise of the shares of Common Stock with respect to which the SAR is being exercised, over (ii) the initial value of the SAR on the date of grant, as determined in accordance with Section 7.1(b) above. Notwithstanding the foregoing, the Committee may specify in an Award Agreement that the amount payable upon the exercise of a SAR shall not exceed a designated amount. At the Committee's discretion, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of Common Stock of equivalent value, or a combination of cash and Common Stock. A fractional share of Common Stock shall not be deliverable upon the exercise of a SAR, but a cash payment shall be made in lieu thereof.

(g) Nontransferability. SARs granted under the Plan may not be sold, transferred, pledged, assigned, alienated, hypothecated or disposed of in any manner other than by will or the laws of descent and distribution, and SARs shall be exercisable during the Participant's lifetime only by the Participant (or, to the extent permitted by applicable law, the Participant's guardian or legal representative in the event of the Participant's legal incapacity).

(h) No Stockholder Rights. No Participant shall have any rights as a stockholder of the Company with respect to shares of Common Stock subject to a SAR until the issuance of shares (if any) to the Participant pursuant to the exercise of such SAR.

## ARTICLE 8
## RESTRICTED STOCK AND RESTRICTED STOCK UNITS

8.1 Grants of Restricted Stock and Restricted Stock Units. Subject to the provisions of the Plan, the Committee may grant Restricted Stock and/or Restricted Stock Units upon the following terms and conditions:

(a) Award Agreement. Each grant of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement in such form as the Committee shall determine. The Award Agreement shall specify the number of shares of Restricted Stock granted or with respect to which the Restricted Stock Units are granted, the Restricted Period, the conditions upon or the time at which the Restricted Period shall lapse, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Purchase Price. The Committee shall determine the purchase price, if any, to be paid for each share of Restricted Stock or each Restricted Stock Unit, subject to such minimum consideration as may be required by applicable law.

(c) Nontransferability. Except as otherwise set forth in the Award Agreement, shares of Restricted Stock may not be sold, transferred, pledged, assigned, alienated, hypothecated or disposed of in any manner until the end of the Restricted Period applicable to such shares and the satisfaction of any and all other conditions prescribed by the Committee. Restricted Stock Units may not be sold, transferred, pledged, assigned, alienated, hypothecated or disposed of in any manner until the end of the Restricted Period applicable to such Restricted Stock Units and the satisfaction of any and all other conditions prescribed by the Committee.

(d) Other Restrictions. The Committee may impose such conditions and restrictions on the grant or vesting of Restricted Stock and Restricted Stock Units as it determines, including but not limited to restrictions based upon the achievement of financial or other business objectives (including the Performance Goals described in Section 10.1(b)), the occurrence of a specific event, continued service for a period of time or other time-based restrictions. The Committee may provide that such restrictions may lapse separately or in combination at such time or times and with respect to all shares of Restricted Stock or all Restricted Stock Units or in installments or otherwise as the Committee may deem appropriate.

(e) Settlement of Restricted Stock Units. After the expiration of the Restricted Period and all conditions and restrictions applicable to Restricted Stock Units have been satisfied or lapsed, the Participant shall be entitled to receive the then Fair Market Value of the shares of Common Stock with respect to which the Restricted Stock Units were granted. Such amount shall be paid in accordance with the terms of the Award Agreement and shall be paid in cash, shares of Common Stock (which shares of Common Stock themselves may be shares of Restricted Stock) or a combination thereof as specified in the Award Agreement.

(f) Section 83(b) Election. The Committee may provide in an Award Agreement that an Award of Restricted Stock is subject to the Participant making or refraining from making an election under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to Restricted Stock, the Participant shall be required to promptly file a copy of such election with the Company as required under Section 83(b) of the Code.

(g) Termination of Service. Notwithstanding anything herein to the contrary and except as otherwise set forth by the Committee in the Award Agreement, in the event of the Participant's Termination of Service prior to the expiration of the Restricted Period, all shares of Restricted Stock and all Restricted Stock Units with respect to which the applicable restrictions have not yet lapsed shall be forfeited. Notwithstanding the foregoing, in the event that a Participant's Termination of Service is the result of the Participant's death, Disability or Involuntary Termination Without Cause, the Committee may elect, in its discretion, to waive in whole or in part any remaining restrictions with respect to all or any part of such Participant's Restricted Stock.

(h) Stockholder Rights.

(i) Restricted Stock. Except to the extent otherwise provided by the Committee, a Participant that has been granted Restricted Stock shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends, if and when declared by the Board of Directors, provided, that the Committee may require that any cash dividends shall be automatically reinvested in additional shares of Restricted Stock.

(ii) Restricted Stock Units. A Participant shall have no voting or other stockholder rights or ownership interest in shares of Common Stock with respect to which Restricted Stock Units are granted. Notwithstanding the foregoing, the Committee may, in its discretion, provide in an Award Agreement that, if the Board of Directors declares a dividend with respect to the Common Stock, Participants shall receive dividend equivalents with respect to their Restricted Stock Units. Subject to Section 409A of the Code, the Committee may determine the form, time of payment and other terms of such dividend equivalents, which may include cash or Restricted Stock Units.

(iii) Adjustments and Dividends Subject to Plan. With respect to any shares of Restricted Stock or Restricted Stock Units received as a result of adjustments under Section 4.3 hereof and also any shares of Common Stock, Restricted Stock or Restricted Stock Units that result from dividends declared on the Common Stock, the Participant shall have the same rights and privileges, and be subject to the same restrictions, as are set forth in this Article 8 except to the extent the Committee otherwise determines.

(i) Issuance of Restricted Stock. A grant of Restricted Stock may be evidenced in such manner as the Committee shall deem appropriate, including without limitation, book-entry registration or the issuance of a stock certificate (or certificates) representing the number of shares of Restricted Stock granted to the Participant, containing such legends as the Committee deems appropriate and held in custody by the Company or on its behalf, in which case the grant of Restricted Stock shall be accompanied by appropriate stop-transfer instructions to the transfer agent for the Common Stock, until (i) the expiration or termination of the Restricted Period for such shares of Restricted Stock and the satisfaction of any and all other conditions prescribed by the Committee or (ii) the forfeiture of such shares of Restricted Stock. The Committee may require a Participant to deliver to the Company a stock power, endorsed in blank, relating to the shares of Restricted Stock to be held in custody by or for the Company.

## ARTICLE 9
## STOCK AWARDS

The Committee may grant other types of Stock Awards that involve the issuance of shares of Common Stock or that are denominated or valued by reference to shares of Common Stock, including but not limited to the grant of shares of Common Stock or the right to acquire or purchase shares of Common Stock. Stock Awards shall be evidenced by an Award Agreement in such form as the Committee shall determine. The Award Agreement shall specify the number of shares of Common Stock to which the Stock Award pertains, the form in which the Stock Award shall be paid and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

## ARTICLE 10
## PERFORMANCE AWARDS

10.1 Performance Awards. Subject to the terms of the Plan (including the award limits in Section 4.2), the Committee may grant an Award of Restricted Stock or Restricted Stock Units or a Stock Award upon or subject to the attainment of one or more Performance Goals (a "Performance Award") based upon a determination that the Participant is or may become a Named Executive Officer and the Committee intends for such Awards to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code. The provisions of this Article 10 shall control to the extent inconsistent with Articles 8 and 9 and such Performance Awards shall be subject to the following terms and conditions:

(a) Award Agreement. Each grant of a Performance Award shall be evidenced by an Award Agreement in such form as the Committee shall determine. The Award Agreement shall specify the number of shares of Common Stock to which the Performance Award pertains, the applicable Performance Goals, the Performance Period, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Performance Goals. The Committee shall establish one or more Performance Goals for the Participant that are objectively determinable (i.e., such that a third party with knowledge of the relevant facts could determine whether the goals have been met). Such Performance Goals must be established in writing by the Committee within ninety (90) days after the beginning of the Performance Period (or, if earlier, by the date on which 25% of the Performance Period has elapsed) or within such other time period prescribed by Section 162(m) of the Code; provided, that achievement of the Performance Goals must be substantially uncertain at the time they are established. The Performance Goals shall be based on one or more of the following, as determined in the sole discretion of the Committee: stock price; earnings per share; net earnings; operating or other earnings; gross or net profits; revenues; net cash flow; net income or operating income; financial return ratios; stockholder return; return on equity; return on investment; return on net assets; reduction of debt; debt rating; debt to equity ratio; debt to capitalization ratio; consummation of debt offerings; consummation of equity offerings; sales; expense reduction levels; growth in assets or sales; share count reduction; or strategic business objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets, or goals relating to acquisitions or divestitures. Performance Goals may be expressed by reference to (i) one or more divisions, business units, Subsidiaries or other entities in which the Company has a significant ownership interest (provided, that a Performance Goal related to any such entity would satisfy the requirements for performance-based compensation under Section 162(m) of the Code); (ii) the Company and/or its Subsidiaries as a whole, or (iii) any combination of the foregoing. Performance Goals also may be expressed by reference to the Participant's individual performance with respect to any of the foregoing criteria. Performance Goals may be expressed in such form as the Committee shall determine, including either in absolute or relative terms (including, but not by way of limitation, by relative comparison to other companies or other external measures), in percentages, in terms of growth over time or otherwise, provided that the Performance Goals meet the requirements hereunder. Performance Goals need not be based upon an increase or positive result under one of the above criteria and could include, for example, maintaining the status quo or the limitation of economic losses (measured in such case by reference to the specific criteria). Performance Goals may provide for determination either before or after taxes and for the inclusion or exclusion of items such as (A) asset write-downs or impairment charges; (B) the effect of unusual or extraordinary charges or income items or other events, including acquisitions or dispositions of businesses or assets, restructurings, reductions in force, refinancing/restructuring of short term and/or long term debt, or extraordinary non-recurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year; (C) litigation or claim expenses, judgments or settlements, or (D) changes in accounting principles or tax laws or other laws or provisions affecting reported results. The Performance Goals established by the Committee may be (but need not be) particular to a Participant and/or different each Performance Period.

The Committee also may establish subjective Performance Goals for Participants, provided that for Named Executive Officers, the subjective Performance Goals may be used only to reduce, and not increase, the Performance Award otherwise payable under the Plan. The Committee can establish other performance measures for Awards granted to Participants to the extent they are not intended to qualify under the performance-based compensation provisions of Section 162(m) of the Code.

(c) Payment. Prior to the vesting, settlement, payment or delivery, as the case may be, of a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals and any other material terms of the Performance Award have been achieved or exceeded for the applicable Performance Period. In no event may the Committee waive achievement of the Performance Goal requirements for a Named Executive Officer except in its discretion in the case of the death or Disability of the Participant or as otherwise provided in Article 11 with respect to a Change in Control.

(d) Code Section 162(m). The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate for Performance Awards that are intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code. Nothing contained in the Plan shall be construed to limit the authority of the Company or the Committee to adopt other compensation arrangements, including an arrangement not intended to be or that does not meet the requirements for performance-based compensation under Section 162(m) of the Code.

## ARTICLE 11<br>CHANGE IN CONTROL

11.1 Impact on Options and SARs. Notwithstanding any other provision of the Plan, in the event of a Change in Control, any Option and any SAR outstanding as of the date such Change in Control is determined to have occurred, and which is not yet then exercisable and vested, shall become fully exercisable and vested.

11.2 Impact on Restricted Stock and Restricted Stock Units. Notwithstanding any other provision of the Plan, in the event of a Change in Control, all Awards of Restricted Stock and Restricted Stock Units (including Performance Awards) and Stock Awards outstanding as of the date such Change in Control is determined to have occurred shall be deemed vested, and all restrictions shall be deemed lapsed, all terms and conditions (including applicable Performance Goals) shall be deemed satisfied and the Restricted Period and, if applicable, the Performance Period shall be deemed to have ended.

ARTICLE 12
AMENDMENT, SUSPENSION AND TERMINATION

12.1 Amendment, Suspension and Termination of Plan. The Board may at any time, and from time to time, amend, suspend or terminate the Plan in whole or in part; provided that, any such amendment, suspension or termination of the Plan shall be subject to the requisite approval of the stockholders of the Company (a) to the extent stockholder approval is necessary to satisfy the applicable requirements of the Code (including, but not limited to, Sections 162(m) and 422 thereof), the Exchange Act or Rule 16b-3 thereunder, any New York Stock Exchange, Nasdaq or securities exchange listing requirements or any other law or regulation; or (b) if such amendment is intended to allow the Option Price of outstanding Options to be reduced by repricing or replacing such Options. Unless sooner terminated by the Board, the Plan shall terminate on February 13, 2023, a term of ten years from the date the Plan was initially adopted by the Board. No further Awards may be granted after the termination of the Plan, but the Plan shall remain effective with respect to any outstanding Awards previously granted. No amendment, suspension or termination of the Plan shall adversely affect in any material way the rights of a Participant under any outstanding Award without the Participant's consent.

12.2 Amendment of Awards. Subject to Section 12.1 above, the Committee may at any time amend the terms of an Award previously granted to a Participant, but no such amendment shall adversely affect in any material way the rights of the Participant without the Participant's consent except as otherwise provided in the Plan or the Award Agreement.

12.3 Compliance Amendments. Notwithstanding any other provision of the Plan to the contrary, the Board may amend the Plan and/or the Committee may amend any outstanding Award in any respect it deems necessary or advisable to comply with applicable law or address other regulatory matters without obtaining a Participant's consent, including but not limited to reforming (including on a retroactive basis, if permissible and applicable) any terms of an outstanding Award to comply with or meet an exemption from Section 409A of the Code or to comply with any other applicable laws, regulations or exchange listing requirements (including changes thereto).

ARTICLE 13
WITHHOLDING

13.1 Tax Withholding Requirements. The Company and its Subsidiaries shall have the power and the right to deduct or withhold from cash payments or, subject to Section 13.2, other property to be paid to the Participant, or require a Participant to remit to the Company or a Subsidiary, an amount sufficient to satisfy federal, state, local, or foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising in connection with an Award under this Plan. The Company shall not be required to issue, deliver or release restrictions on any shares of Common Stock or settle any Awards payable hereunder if such withholding requirements have not been satisfied.

13.2 Withholding Arrangements. With respect to withholding required upon the exercise of Options, or upon any other taxable event arising as a result of Awards granted hereunder that are to be paid in the form of cash or shares of Common Stock, at the discretion of the Committee and pursuant to such procedures as it may specify, the Committee may require or permit the Participant to satisfy the Participant's withholding obligations (a) by delivering cash or having the Company or applicable Subsidiary withhold an amount from cash otherwise due the Participant; and/or (b) provided that any such share withholding or delivery can be effected without causing liability under Section 16(b) of the Exchange Act: (i) by having the Company or applicable Subsidiary withhold or retain from an Award shares of Common Stock having a Fair Market Value on the date the tax is to be determined of no more than the minimum statutory total tax that could be imposed on the transaction (if necessary to avoid adverse accounting consequences to the Company), or (ii) by delivering sufficient shares of Common Stock the Participant already owns (which are not subject to any pledge or security interest) having a Fair Market Value of no more than the minimum statutory total tax that could be imposed on the transaction (if necessary to avoid adverse accounting consequences to the Company). Notwithstanding the foregoing, the Committee shall have the right to restrict a Participant's ability to satisfy tax obligations through share withholding and delivery as it may deem necessary or appropriate.

## ARTICLE 14
## GENERAL PROVISIONS

14.1 Company Policies. All Awards granted under the Plan also shall be subject to the terms and conditions of any policy regarding clawbacks, forfeitures, or recoupments adopted by the Company from time to time. Without limiting the foregoing, by acceptance of any Award, each Participant agrees to repay to the Company or any Subsidiary any amount that may be required to be repaid under any such policy.

14.2 Deferrals. Subject to Section 14.10, the Committee may require or permit a Participant to defer receipt of the delivery of shares of Common Stock or other payments pursuant to Awards under the Plan that otherwise would be due to such Participant. Subject to Section 14.10, any deferral elections shall be subject to such terms, conditions, rules and procedures as the Committee shall determine.

14.3 No Employment Rights. Nothing in the Plan or any Award Agreement shall confer upon any Participant any right to continue in the employ or service of the Company or a Subsidiary nor interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment by, or performance of services for, the Company or Subsidiary at any time for any reason.

14.4 No Participation Rights. No person shall have the right to be selected to receive an Award under this Plan and there is no requirement for uniformity of treatment among Participants.

14.5 No Trust or Fund Created. To the extent that any person acquires a right to receive Common Stock or cash payments or other property under the Plan, such right shall be only contractual in nature unsecured by any assets of the Company or a Subsidiary. Neither the Company nor any Subsidiary shall be required to segregate any specific funds, assets or other property from its general assets with respect to any Awards under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and/or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company or the applicable Subsidiary.

14.6 Restrictions on Transferability. Except as otherwise provided herein or in an Award Agreement, no Award or any shares of Common Stock subject to an Award that have not been issued, or as to which any applicable restrictions have not lapsed, may be sold, transferred, pledged, assigned, alienated, hypothecated or disposed of in any manner. Any attempt to transfer an Award or such shares of Common Stock in violation of the Plan or an Award Agreement shall relieve the Company and its Subsidiaries from any obligations to the Participant thereunder.

14.7 Requirements of Law. The granting of Awards and the issuance of shares of Common Stock under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. With respect to Participants who are subject to Section 16 of the Exchange Act, this Plan and Awards granted hereunder are intended to comply with the provisions of and satisfy the requirements for exemption under Rule 16b-3 or any successor rule under the Exchange Act.

14.8 Approvals and Listing. The Company shall not be required to grant, issue or settle any Awards or issue any certificate or certificates for shares of Common Stock under the Plan prior to (a) obtaining any required approval from the stockholders of the Company; (b) obtaining any approval from any governmental agency that the Company shall, in its discretion, determine to be necessary or advisable; (c) the admission of such shares of Common Stock to listing on any national securities exchange on which the Company's Common Stock may be listed; and (d) the completion of any registration or other qualification of such shares of Common Stock under any state or federal law or ruling or regulation of any governmental or regulatory body that the Company shall, in its sole discretion, determine to be necessary or advisable. The Company may require that any recipient of an Award make such representations and agreements and furnish such information as it deems appropriate to assure compliance with the foregoing or any other applicable legal requirement. Notwithstanding the foregoing, the Company shall not be obligated at any time to file or maintain a registration statement under the Securities Act of 1933, as amended, or to effect similar compliance under any applicable state laws with respect to the Common Stock that may be issued pursuant to this Plan.

14.9 Compliance with Code Section 162(m). It is intended that the Plan comply fully with and meet all of the requirements for "performance-based compensation" under Section 162(m) of the Code with respect to Options and SARs granted hereunder. At all times when the Committee determines that compliance with the "performance-based compensation" exception under Section 162(m) of the Code is required or desired, it is intended that Performance Awards granted under this Plan also comply with the requirements for "performance-based compensation" under Section 162(m) of the Code, and the Plan must be resubmitted to the stockholders of the Company as necessary in accordance with Section 162(m) of the Code (which Treasury Regulations thereunder currently require that the stockholders reapprove the Plan no later than the first stockholders meeting that occurs in the fifth year following the year in which the stockholders previously approved the Plan). In addition, in the event that changes are made to Section 162(m) of the Code to permit greater flexibility with respect to any Award or Awards under the Plan, the Committee may make any adjustments it deems appropriate. The Committee may, in its discretion, determine that it is advisable to grant Awards that shall not qualify as "performance-based compensation," and the Committee may grant Awards that do not satisfy the requirements of Section 162(m) of the Code.

14.10 Compliance with Code Section 409A. It is generally intended that the Plan and all Awards hereunder either comply with or meet the requirements for an exemption from Section 409A of the Code and the Plan shall be operated, interpreted and administered accordingly. No Award (or modification thereof) shall provide for a deferral of compensation (within the meaning of and subject to Section 409A of the Code) that does not comply with Section 409A of the Code and the Award Agreement shall incorporate the terms and conditions required by Section 409A of the Code, unless the Committee, at the time of grant (or modification, as the case may be), provides that the Award is not intended to comply with Section 409A of the Code. Notwithstanding anything in the Plan to the contrary, the Committee may amend or vary the terms of Awards under the Plan in order to conform such terms to the requirements of Section 409A of the Code. Except as may be provided in an Award Agreement, to the extent that any Award provides for a deferral of compensation for purposes of Section 409A of the Code and the Participant is a "specified employee" (within the meaning of Section 409A of the Code and determined by the Company in accordance with its procedures), benefits payable under the Award that are required to be postponed under Section 409A of the Code following the Participant's "separation from service" (within the meaning of Section 409A of the Code) shall not be paid until after six months following such separation from service (except as Section 409A of the Code may permit), and shall instead be accumulated and paid in a lump sum on the first business day following expiration of such six-month period. To the extent an Award does not provide for a deferral of compensation subject to Section 409A of the Code, but may be deferred under a nonqualified deferred compensation plan established by the Company, the terms of such nonqualified deferred compensation plan shall govern such deferral, and to the extent necessary, are incorporated herein by reference. Notwithstanding any other provisions of the Plan or any Award Agreement, the Company does not guarantee to any Participant (or any other person with an interest in an Award) that the Plan or any Award hereunder complies with or is exempt from Section 409A of the Code, and shall not have any liability to or indemnify or hold harmless any individual with respect to any tax consequences that arise from any such failure to comply with or meet an exemption under Section 409A of the Code.

14.11 Other Corporate Actions. Nothing contained in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, but not by way of limitation, the right of the Company to adopt other compensation arrangements (including an arrangement not intended to be performance-based compensation under Section 162(m) of the Code) or the right of the Company to authorize any adjustment, reclassification, reorganization, or other change in its capital or business structure, any merger or consolidation of the Company, the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its business or assets.

14.12 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein shall also include the feminine, and the plural shall include the singular and the singular shall include the plural.

14.13 Severability. The invalidity or unenforceability of any particular provision of this Plan shall not affect the other provisions hereof, and the Committee may elect in its discretion to construe such invalid or unenforceable provision in a manner that conforms to applicable law or as if such provision was omitted.

14.14 Governing Law. To the extent not preempted by federal law, the Plan, and all Award Agreements hereunder, shall be construed in accordance with and governed by the laws of the State of North Carolina (excluding the principles of conflict of law thereof). The jurisdiction and venue for any disputes arising under, or any action brought to enforce (or otherwise relating to), this Plan or any Awards hereunder will be exclusively in the state or federal courts (as applicable) sitting in Mecklenburg County, North Carolina.

14.15 Successors. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor of the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise of all or substantially all of the business and/or assets of the Company or other transaction.

14.16 Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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United States
Securities and Exchange Commission
Washington, D.C. 20549

# FORM 10-K

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-13582

# Speedway Motorsports, Inc.

(Exact name of Registrant as Specified in its charter)

| Delaware | 51 - 0363307 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS employer identification no.) |

5555 Concord Parkway South
Concord, North Carolina 28027
(704) 455-3239

(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| $.01 Par Value Common Stock | New York Stock Exchange |

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $207,540,894 based upon the closing sales price of the registrant's common stock on June 30, 2012 of $16.91 per share. At March 1, 2013, 41,412,049 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held April 16, 2013 are incorporated by reference into Part III of this report.

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# TABLE OF CONTENTS

The following discussion and analysis should be read along with the Consolidated Financial Statements, including the accompanying Notes, appearing later in this report. This Annual Report on Form 10-K may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Such forward-looking statements may include (i) statements that reflect projections or expectations of the Company's future financial or economic performance; (ii) statements that are not historical information; (iii) statements of the Company's beliefs, intentions, objectives, plans, and strategies for future operations, including, but not limited to, those contained in "Legal Proceedings", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Quantitative and Qualitative Disclosures About Market Risk"; (iv) statements relating to the Company's operations or activities, including revenues, costs and margins for 2013 and beyond; and (v) statements relating to the Company's future capital expenditures, hosting of races, broadcasting rights, dividends, common stock repurchases, sponsorships, financing needs and costs, merchandising joint ventures, discontinued oil and gas activities, and legal proceedings and other contingencies. Words such as "anticipates", "approximates", "believes", "could", "estimates", "expects", "hopes", "intends", "likely", "may", "objectives", "plans", "possible", "projects", "seeks", "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. Many of these risks and uncertainties are beyond our control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, include those discussed in this Annual Report on Form 10-K, Item 1A "Risk Factors" and any subsequent Quarterly Reports on Form 10-Q or other forms we may file with the Securities and Exchange Commission (SEC). Forward-looking statements included in this report are based on information available as of the date filed, and we assume no obligation to update any such forward-looking information contained in this report.

The Company's website is located at *www.speedwaymotorsports.com.* We make available free of charge, through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other reports filed or furnished pursuant to Section 13(a) or 15(d) under the Exchange Act. These reports are available as soon as reasonably practicable after those materials are electronically filed with the SEC. Our SEC filings are publicly available at the SEC's website at *www.sec.gov.* You may also read and copy any document we file with the SEC at its Public Reference Facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the Public Reference Room operations by calling the SEC at 1-800-SEC-0330. We post on our website the charters of our Audit, Compensation and Nominating/Corporate Governance Committees; Corporate Governance Guidelines, Code of Business Conduct and Ethics, and any amendments or waivers thereto; and certain corporate governance materials stipulated by SEC or New York Stock Exchange (NYSE) regulations. Please note that our website is provided as an inactive textual reference only. Information provided on our website is not part of this report, and is not incorporated by reference unless otherwise specifically referenced as such in this report. The documents are also available in print, free of charge, to any requesting stockholder by contacting our corporate secretary at our company offices.

# PART I

ITEM 1. BUSINESS

Speedway Motorsports, Inc. (the "Company", "SMI", "we", "us", and "our") is a leading promoter, marketer and sponsor of motorsports activities in the United States. We own and operate eight first-class racing facilities in four of the top-ten media markets in the United States through our subsidiaries: Atlanta Motor Speedway ("AMS"), Bristol Motor Speedway ("BMS"), Charlotte Motor Speedway ("CMS"), Kentucky Speedway ("KyS"), Las Vegas Motor Speedway ("LVMS"), New Hampshire Motor Speedway ("NHMS"), Sonoma Raceway ("Sonoma Raceway" or "SR") (formerly known as Infineon Raceway), and Texas Motor Speedway ("TMS"). SMI was incorporated in the State of Delaware in 1994. We also:

- provide souvenir merchandising services, and food, beverage and hospitality catering services through our SMI Properties subsidiaries
- provide radio programming, production and distribution through our Performance Racing Network ("PRN") subsidiary
- distribute wholesale and retail motorsports and other sports-related souvenir merchandise and apparel through our SMI Properties and SMI Trackside subsidiaries
- manufacture and distribute smaller-scale, modified racing cars and parts through our US Legend Cars International subsidiary ("Legend Cars") (formerly known as 600 Racing)
- equally-own a joint venture with International Speedway Corporation ("ISC"), operating as Motorsports Authentics ("MA"), which produces and markets licensed motorsports products for principally trackside event souvenir merchandising

In 2013, we currently plan to promote the following racing events:

- thirteen National Association for Stock Car Auto Racing, Inc. ("NASCAR") sanctioned Sprint Cup Series ("Sprint Cup") stock car racing events
- eleven NASCAR-sanctioned Nationwide Series ("Nationwide") racing events
- six NASCAR-sanctioned Camping World Truck Series racing events
- three NASCAR-sanctioned K&N Pro Series racing events
- four NASCAR-sanctioned Whelen Modified Tour racing events
- two IndyCar Series ("IndyCar") racing events
- six major National Hot Rod Association ("NHRA") racing events
- three World of Outlaws ("WOO") racing events
- one Automobile Racing Club of America (ARCA) racing event
- several other races and events

## RECENT DEVELOPMENTS

Listed below are certain recent developments that may affect our business. These developments are further discussed in the indicated sections within this report:

- New expanded eight-year, multi-platform NASCAR Broadcasting Rights Agreement beginning in 2015, which bodes well for ongoing negotiations for remaining portion of our racing season (discussed below in "NASCAR Broadcasting Rights Agreements")
- Reduced interest costs anticipated from first quarter 2013 issuance of "additional" 6¾% Senior Notes due 2019 and Credit Facility amendment, and planned second quarter 2013 early redemption of 8¾% Senior Notes due 2016 (the "2016 Senior Notes") and possible earnings charge (discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity")
- Estimated 2013 and actual 2012 capital expenditures represent sizable reductions compared to many previous years (discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Expenditures")
- Remaining interest in Discontinued Operation dissolved in first quarter 2013 (discussed in Note 14 to the Consolidated Financial Statements)

## GENERAL OVERVIEW

Our speedways are strategically positioned in eight premier markets in the United States, including four of the top-ten media markets. We have one of the largest total permanent speedway seating capacities, with the highest average number of seats per facility, in the motorsports industry. At December 31, 2012, our total permanent seating capacity of approximately 900,000, with 832 luxury suites, was located at the following facilities:

| Speedway[1] | Location | Approx Acreage | Length of Primary Speedway (miles) | Luxury Suites[2] | Permanent Seating[3] | Media Market and Ranking |
|---|---|---|---|---|---|---|
| Atlanta Motor Speedway | Hampton, GA | 820 | 1.5 | 123 | 98,000 | Atlanta – 9 |
| Bristol Motor Speedway | Bristol, TN | 670 | 0.5 | 196 | 158,000 | Tri-Cities – 96 |
| Charlotte Motor Speedway | Concord, NC | 1,310 | 1.5 | 113 | 134,000 | Charlotte – 25 |
| Kentucky Speedway | Sparta, KY | 990 | 1.5 | 39 | 107,000 | Cincinnati – 35 |
| Las Vegas Motor Speedway | Las Vegas, NV | 1,030 | 1.5 | 102 | 123,000 | Las Vegas – 40 |
| New Hampshire Motor Speedway | Loudon, NH | 1,180 | 1.1 | 38 | 96,000 | Boston – 7 |
| Sonoma Raceway | Sonoma, CA | 1,600 | 2.5 | 27 | 47,000[4] | San Francisco – 6 |
| Texas Motor Speedway | Fort Worth, TX | 1,490 | 1.5 | 194 | 137,000 | Dallas-Fort Worth – 5 |
| | | | | 832 | 900,000 | |

(1) References to "our" or "eight" speedways exclude North Wilkesboro Speedway, Inc., which we also own and presently has no significant operations.

(2) Excluding dragway and dirt track suites.

(3) Including seats in luxury suites and excluding infield admission, temporary seats, general admission, and dragway and dirt track seats.

(4) SR's permanent seating capacity is supplemented by temporary and other general admission seating arrangements along its 2.52-mile road course.

We derive revenues principally from the following activities:

- licensing of network television, cable television and radio rights to broadcast racing events
- sales of tickets to motorsports races and other events held at our speedways
- sales of sponsorships and promotions to companies desiring to advertise or sell their products or services surrounding our events
- commissions earned on sales of food, beverages and hospitality catering (through a third-party concessionaire)
- event sales and commissions from motorsports souvenir merchandise
- rental of luxury suites during events and other track facilities
- sales of smaller-scale, modified racing cars and parts
- radio motorsports programming, production and distribution
- non-event sales of wholesale and retail racing and other sports-related souvenir merchandise and apparel

We have a diversified revenue stream with respect to both our revenue sources and geography. In 2012, admissions, NASCAR broadcasting and other event related revenues accounted for 24%, 39% and 31% of our total revenues, respectively. Many of our event related revenue streams such as sponsorship and other promotional revenues, radio broadcasting, driving schools and track rentals have grown over time through corporate partners involved in many different industries.

In 2012, we derived approximately 83% of our total revenue from NASCAR-sanctioned racing events. We also derived revenue from IndyCar, NHRA, WOO, and other racing series events and various non-event merchandising operations. Our eight speedway facilities are strategically positioned in the West, Northeast, and South United States. We believe this diversification better insulates our revenues and profitability from negative economic and geopolitical conditions, as well as unfavorable weather conditions in any one particular market or region of the country.

*Our Long-term, Multi-year Contracted Revenues Are Significant* – Many of our revenues are generated under long-term multi-year contracts, and much of our future revenues are already contracted under existing and new eight-year NASCAR television broadcast agreements and other long-term contracts. Most of our NASCAR Sprint Cup, Nationwide and Camping World Truck Series event sponsorships for the 2013 racing season, and many for years beyond 2013, are already sold. Many of our other sponsorships and corporate marketing contracts are for multiple years. We also have significant contracted revenues under long-term operating leases for various office, warehouse and industrial park space, track rentals and driving school activities with entities largely involved in motorsports. We believe that substantial revenue generated under such long-term contracts helps significantly solidify our financial strength, earnings and cash flows and stabilize our financial resilience and profitability during difficult economic conditions. See Notes 1, 2 and 13 to the Consolidated Financial Statements for additional information on our businesses and activities.

## NASCAR BROADCASTING RIGHTS AND ANCILLARY RIGHTS AGREEMENTS

Broadcasting revenues continue to be a significant long-term revenue source for our core business. A substantial portion of our profits in recent years has resulted from revenues received from NASCAR broadcasting rights contracts with various television networks, which is expected to continue for the foreseeable future. The existing and new eight-year television broadcasting agreements were negotiated and contracted by NASCAR, as will other new contracts. Our share of these television broadcast revenues are contracted, and purse and sanction fees are negotiated, with NASCAR on an annual basis for each of our NASCAR-sanctioned racing events scheduled to be held in the upcoming season (year). Under these annual agreements, we are obligated to conduct events in the manner stipulated under the terms and conditions of the respective sanctioning agreements.

In 2012, the NASCAR Sprint Cup Series continued as the second highest rated regular-season televised sport behind only the National Football League, and was the first or second-highest televised sport 20 out of 36 point event weekends. Also, the NASCAR Nationwide Series continued as television's second, and the NASCAR Camping World Truck Series continued as cable television's third, highest rated motorsports series in 2012. The NASCAR Sprint Cup Series has the dominant television ratings among regular season sports from February to July.

*Existing Multi-year NASCAR Broadcasting Rights Agreements* – We participate in the combined eight-year NASCAR agreements with FOX, ABC/ESPN, TNT and SPEED Channel for the domestic television broadcast rights to all NASCAR Sprint Cup, Nationwide and Camping World Truck Series events for 2007 through 2014. NASCAR announced these agreements have an approximate $4.5 billion contract period value, representing approximately $560 million in gross average annual rights fees for the industry and a 40% increase over the former contract annual average of $400 million. This eight-year NASCAR broadcasting rights arrangement provides us with increases in annual contracted revenues through 2014 averaging 3% per year. Our 2012 NASCAR broadcasting revenues totaled approximately $193 million and, based on the current race schedule, contracted revenues for 2013 are expected to approximate $199 million.

*New Expanded Multi-year, Multi-platform NASCAR Broadcasting Rights Agreement* – NASCAR recently announced it has reached an eight-year, multi-platform agreement with FOX Sports Media Group (FSMG) for the broadcasting and digital rights to 13 NASCAR Sprint Cup Series races and the entire Camping World Truck Series (along with practice and qualifying) beginning in 2015 through 2022. For the first time, the new agreement includes "TV Everywhere" rights that allow live-streaming of all FSMG races, before and after race coverage, in-progress and finished race highlights, and replays of FOX-televised races to a Fox Sports-affiliated website beginning in 2013. The new agreement also allows re-telecast of races on a FOX network and via video-on-demand for 24 hours and other ancillary programming, including a nightly NASCAR news and information show and weekend at-track shows. Recent announcements have valued the new industry contract at more than $2.4 billion over eight years, representing an increase of approximately 36% over the current contract value. We believe this new stronger contract bodes well for NASCAR's ongoing contract negotiations for the remaining portion of our sport's season, and reflects the increasing value of our premium media content.

NASCAR and FOX Deportes', the No. 1 US Latino Sports network, have teamed up to provide our sport's most expansive Spanish-language broadcast offering ever with coverage of 15 NASCAR Sprint Cup Series races starting in 2013. We believe this new and expanded market exposure to younger and widening demographics provides tremendous long-term marketing opportunities for our advertisers and other customers.

*Existing NASCAR Ancillary Rights Agreement* – In 2001, an ancillary rights package for NASCAR.com, NASCAR Radio, international and other broadcasting, NASCAR images, SportsVision, FanScan, specialty pay-per-view telecasts, and other media content distribution was reached among us, NASCAR and others in the motorsports industry. NASCAR announced this industry-wide ancillary rights package was for twelve years. The following is based largely on information provided to us by NASCAR. Since inception of this rights package, we have received annual shared net revenues of various NASCAR partners such as Turner Sports (NASCAR.COM), SiriusXM Radio and other media content distributors under NASCAR negotiated contracts. SiriusXM Radio has been the largest contributor to the industry's ancillary rights revenue. NASCAR had a five-year agreement with Sirius Satellite Radio, the predecessor to SiriusXM Radio, through 2011 as NASCAR's exclusive satellite radio partner. Sirius Satellite Radio's merger with XM Satellite Radio to form SiriusXM Radio resulted in one fewer satellite media content distributor actively competing for associated distribution rights, and NASCAR indicated that recently renegotiated distribution rights agreements with SiriusXM Radio are lower than under previous contracts. As a result, along with other NASCAR efforts to better maximize the industry's ancillary rights, NASCAR has informed us that sharable net revenues for at least 2012 would be insignificant. We believe these rights continue to have significant and increasing long-term value, which is not adequately reflected by these 2012 shared revenues. However, we do not control the annual profitability shared with industry-wide participants, and there can be no assurance that such annual revenue amounts will or will not continue in any one year. Prior to 2012, we received significant revenues over the term of this ancillary rights agreement but annual amounts were not material.

## INDUSTRY OVERVIEW

NASCAR's Sprint Cup Series racing is currently the most popular form of motorsports in the United States, and is broadcast weekly in more than 20 languages and 150 countries around the world. The NASCAR racing season runs for 10 months and visits 22 states across the country, and Sprint Cup Series racing events often attract more than 100,000 fans. Races are generally heavily promoted, with a number of supporting weekend events surrounding the main event, for a total weekend experience. In 2012, NASCAR sanctioned 94 Sprint Cup, Nationwide and Camping World Truck Series races, including the "Chase for the NASCAR Sprint Cup", a ten race "playoff" to determine the NASCAR Sprint Cup Champion.

We believe corporate interest in the sport has been significantly driven by the attractive demographics of stock car and other motorsports racing fans. Brand loyalty, as measured by fan usage of sponsors' products, is the highest among major US sports. Many Fortune 500 companies choose NASCAR-sanctioned events as part of their marketing strategy, and are involved in all aspects of the industry through event entitlement rights, official status designations and direct sponsorship of racing teams. We believe the increasing value of our premium media content is reflected in the new, stronger NASCAR broadcasting rights agreement described above. According to industry research, NASCAR Sprint Cup Series racing is the number two sport among most key viewer demographic groups. In 2012, nearly 70 million unique viewers watched a NASCAR Sprint Cup Series event, with an average of 4.1 million households and 5.8 million viewers for each event. Also, NASCAR has the second largest average number of individual and multiple viewers per event.

Our corporate and other customers are increasingly involved in diversified non-motorsports industries, demonstrating the high marketing value of financial involvement and sponsorship in NASCAR and other motorsports racing. We believe these expanding marketing demographics, intensified media coverage, as well as the industry's ongoing focus on enhancing NASCAR racing competition as discussed below, provide us and NASCAR with many long-term marketing and future growth opportunities.

*Ongoing Improvements In Our Sport* – Similar to past years, NASCAR as a sanctioning body continues to make refinements to racing rules, championship points formats, technical changes and other adjustments to enhance on-track racing competition and excitement and generate additional fan interest. For 2012, NASCAR introduced electronic fuel injection for the Sprint Cup Series and implemented competition rules designed to restore "pack racing" at restrictor plate speedways. Also, female race driver Danica Patrick now competes in the Sprint Cup Series and Nationwide Series, representing one of the many sizeable and largely untapped demographics in NASCAR racing.

In 2013, car manufacturers Chevrolet, Toyota, and Ford are bringing brand identity back to "stock car" racing with the introduction of re-styled Sprint Cup cars. This new major car change is referred to as the next generation Sprint Cup car or "Gen-6" program, and is expected to restore manufacturer brand identity and improve on-track racing competition. NASCAR has recently announced several competition changes for the 2013 season, including a new qualifying format for the Sprint Cup Series that places a greater emphasis on speed and increased competition. NASCAR is also changing the maximum starting field for the

Nationwide Series from 43 to 40 race cars, and track testing for the Sprint Cup, Nationwide and Camping World Truck Series, in ongoing efforts to enhance on-track racing competition. NASCAR recently announced new technology that significantly reduces track drying times following rain, which should significantly improve the race viewing experience and entertainment value for fans attending our tracks and watching on television and other media.

In recent years, other refinements have included, among others, "double-file restarts", more consistent race start times, new qualifying procedures, multiple attempts at finishing races under the "green flag" and relaxing on-track rules and regulations. In 2011, NASCAR simplified the Sprint Cup series points system and introduced "wild card" eligibility to the Chase for the Sprint Cup to place greater emphasis on winning races. NASCAR also changed the rules of participation so that race drivers can now compete for championship points in only one of NASCAR's Sprint Cup, Nationwide or Camping World Truck Series. These changes give additional points and benefits for winning races and are intended to make racing more competitive during the entire season.

We are exploring the installation of distributed antenna systems (DAS) at each of our speedways in the near future. This leading-edge technology would provide our race fans and corporate customers with significantly improved wireless performance and connectivity options and the latest in digital applications while attending our events. These systems, similar to technology other major sport venues are deploying, would also provide infrastructure for expanding Wi-Fi coverage and applications. We continually search for new and innovative promotional campaigns to foster attendance by families, particularly those with younger children and teenagers. We are increasingly investing in social media advertising and web-based applications to attract, and provide contemporary interactive digital and enhanced entertainment experiences for, our younger demographic markets.

## OPERATING STRATEGY

A key component of our operating strategy is to own and operate first-class, leading edge facilities in premier geographic markets, and provide our individual and corporate fans and customers with the best entertainment experience and marketing value in our motorsports industry.

Our operating strategy is to increase revenues and profitability through the promotion and production of racing and related events at our strategically positioned modern facilities, including four of the top ten media markets. We believe this strategy serves to enhance customer loyalty, and helps market and distribute racing and other sports-related souvenir, apparel and other merchandise. We market our scheduled events throughout the year both regionally and nationally using extensive and innovative marketing activities. In particular, we concentrate on further developing long-term contracted revenue streams, which are less susceptible to weather and economic conditions. We believe our objectives can be achieved by increasing attendance, broadcasting, sponsorship and other revenues at existing facilities, and by expanding our promotional and marketing expertise to take advantage of opportunities in attractive existing and new markets. Those factors, along with high media intensity and enhanced on-track competition, are expected to drive increases in fan appeal and the long-term value of our sponsorship and other marketing rights. The key components of this strategy are described below.

Successful speedway operations require significant capital investments, marketing, promotional and operational expertise, and license agreements with NASCAR and other sanctioning bodies. Industry competitors are actively pursuing internal growth and industry consolidation due to the following factors:

- high operating margins
- strong fan brand loyalty
- a widening demographic reach
- high appeal to corporate sponsors
- rising broadcast revenues

*Commitment to Quality and Customer Satisfaction, and Expansion and Improvement of Existing Facilities* – Since the 1970's, we have embarked upon a series of significant capital improvements to continually improve the race experience enjoyed by our fans, sponsors, team owners and drivers, media and others attending and involved in racing and other motorsports activities that we conduct.

Over many years, we have built and modernized our permanent grandstand seating and luxury suites, offering outstanding views, new stadium-style terrace sections, wider and more comfortable seating, convenient elevator access, popular food courts and unique mezzanine level souvenir, concessions and restroom facilities. We believe our facilities are some of the finest in the industry, and offer superior spectator enjoyment, convenience and accessibility. Lighting is installed at all SMI speedways, except SR and NHMS, so that we can offer nighttime racing. We installed "SAFER" crash walls at all SMI speedways, except SR, to help improve the safety of race drivers and others using our facilities. The banking of several of our speedways has been reprofiled and resurfaced to offer our fans increased excitement inherent in high-bank racing. SMI has built trackside condominiums at AMS, CMS and TMS, most of which have been sold, with many used by team owners and drivers. We have built or reconstructed drag-strips at BMS, CMS, LVMS and SR, featuring modern, innovative facilities with permanent grandstand seating, luxury suites and extensive fan amenities. Our zMAX Dragway at CMS features revolutionary, unique "four lane" racing, which we believe is currently the finest facility in drag racing. Our other facilities include The Speedway Club at CMS and The Speedway Club at TMS, both containing exclusive dining and entertainment facilities and executive offices adjoining the main grandstands and overlooking the superspeedways. These VIP clubs are open year-round and offer exclusive race day privileges, first-class restaurant, catering and corporate meeting accommodations, and at TMS, health-club, salon and spa facilities.

We have modernized our ticket offices and gift shops to increase fan appeal, and expanded our camping, RV and hospitality facilities to meet the growing demand from fans who seek that entertainment experience surrounding our events. We have built extensive infield media centers, garage and entertainment facilities with leading-edge technology infrastructure and access for increased appeal to media content providers, sports journalists, racing team owners and drivers, race fans and others involved in motorsports. Our leading-edge facilities also feature modern scoreboards, underground pedestrian tunnels, widened concourses and other expanded pedestrian infrastructure, hillside terrace seats, among many other modernizing improvements. Over the years, we have reconfigured and expanded parking areas and on-site roadways, and revamped traffic patterns for better traffic flow at all of our speedways. Our many customer service enhancements include new and expanded entertainment, administrative and other marketing facilities as part of our ongoing efforts to attract fans, corporate and other clientele, and provide enhanced facility comfort and entertainment value for the benefit of our spectators. From time to time, we plan to continue modernizing and making other significant improvements at our speedways, all consistent with our commitment to quality and customer satisfaction. See "Properties" for additional information on each of our speedways.

We have an exclusive long-term food and beverage management agreement with Levy Premium Foodservice Limited Partnership ("Levy") through 2021 to provide on-site food, beverage, and hospitality catering services for essentially all events and operations at our speedways and certain outside venues. We believe a consolidated food and beverage services agreement enables us to provide better products and expanded services to our customers. We offer high-end venues to corporate and other clientele desiring premium-quality menu choices and service, enhancing their overall entertainment experience, while allowing us to achieve substantial operating efficiencies.

*Innovative Marketing and Promotional Efforts* – We believe it is important to market our scheduled events throughout the year locally, regionally and nationally. Along with innovative television, radio, newspaper and other traditional media promotions, we market our events and services using a wide variety of other programs and activities. Our marketing and promotional efforts include:

- organized fan advisory boards to continually improve entertainment experience and value
- ongoing efforts to shorten travel times
- working with local and regional lodging proprietors to lower prices and reduce or eliminate minimum stay requirements
- developing contemporary interactive digital entertainment
- programs to honor and reward long-time fans and continued patronage
- new, lower children ticket pricing and rainout policies for various ticket holders
- code of conduct text response systems, similar to other major sports
- marketing on popular social media websites
- offering tours of our facilities
- internet sites offering "view-from-your-seat" and other ticket buying conveniences
- marketing on emerging internet sites with motorsports news and entertainment
- conducting direct mail campaigns and e-mail "blasts"
- pre-race promotional activities such as live music, military aircraft flyovers and displays, skydivers and daredevil stunts

Our marketing program also includes soliciting prospective event sponsors. Sponsorship provisions for a typical NASCAR-sanctioned event can include corporate promotional displays, luxury suite rentals, block ticket sales and company-catered hospitality, as well as souvenir race program and track signage advertising. We continually search for new and innovative promotional campaigns to foster attendance by families, particularly those with younger children and teenagers. We are offering and expanding our family-friendly and first-time fan programs to help educate and engage patrons who are new to the sport. We are attempting to capture the interest of the next generation of race fans through kid-friendly entertainment options, family camping, kids' zone play areas and kids' clubs. We are also offering kid-sized headsets for scanners so the entire family can enjoy the race experience. We recently launched "The Chairman's Club", which offers ultra-exclusive membership with VIP access to races at all our of eight speedways, invitations to the drivers' meetings and introductions, garage tours, pit passes, premiere camping and parking, and choice of luxury seating options including suite access. Members will also have a personal concierge to plan their "high-roller" race experiences. We are increasingly investing in social media and web application technology to offer contemporary interactive digital entertainment to attract and enhance the entertainment experience of our race fans, particularly younger fans.

In an industry-leading first, we collaborated with Panasonic to install the world's largest high-definition video board at CMS in 2011. We believe this leading edge technology transforms the race experience for our fans, and helps attract younger and new fans, providing viewing entertainment that cannot be duplicated at home or other venues. The "Neon Garage" built at LVMS is one of the most modern and extensive infield media centers, garage and fan-zone entertainment facilities in motorsports. LVMS's "Neon Garage" continues to receive favorable media attention and is a desirable focal place for racing drivers, team owners and others involved in motorsports during major racing events.

We have built or expanded premium pavilion, hospitality and fan-zone entertainment areas along and close to pit road and grandstands at several of our speedways, most recently at CMS. TMS promotes a popular "No Limits" marketing campaign, including entertainment parties for season ticket holders and other guests in their infield garage area. Many of our speedways, particularly CMS and TMS, have high-end RV park and campground areas, featuring upscale amenities and outstanding views of their entire superspeedways. CMS has 40 open-air boxes, each containing 32 seats, featuring convenient access to high-end food and beverages and waiter services, which are rented to corporate customers or others. These and other customer service enhancements are part of our ongoing efforts to attract fans, corporate and other clientele, and provide enhanced facility comfort, enjoyment and entertainment value.

*Maximization of Media Exposure and Enhancement of Sponsorship and Other Promotional Revenues* – We are strategically positioned with eight first-class speedway facilities in the Northeast, South, and West United States, including four of the nation's top-10 metropolitan markets, with combined seating of approximately 900,000 as of December 31, 2012. We have speedway facilities strategically positioned in Dallas-Fort Worth, Las Vegas and San Francisco markets, providing us with critical mass west of the Mississippi River that enhances our overall operations, as well as broadcast and sponsorship opportunities. Our Atlanta, Bristol and Charlotte Motor Speedways are located in the South, which is considered the "heart" of racing. Our NHMS, about one hour north of Boston, is located in one of the largest media markets in North America, with more than 18 million people within 200 miles of the speedway, and is the largest sports facility in New England. KyS is located approximately one-half hour south of the Midwestern city of Cincinnati, Ohio, and strategically positioned between the desirable markets of Lexington and Louisville, Kentucky as well.

We believe the high media attention focused on motorsports in our premium markets provides our sponsors and other corporate marketing partners with outstanding long-term promotional opportunities. We seek to increase the visibility of our racing events and facilities through local, regional and national media interaction. We have built modern media centers with leading-edge technology infrastructure and access for increased appeal to media content providers, sports journalists, racing team owners and drivers and others involved in motorsports. For example, each January we sponsor a four-day media tour at CMS, and a similar one-day tour at TMS, to promote the upcoming Sprint Cup season. This event features Sprint Cup drivers and attracts media personnel representing television networks and stations from throughout the United States and around the world. Also, from time to time, SMI and top NASCAR drivers have teamed up to conduct "Fan Forums" that are produced by our Performance Racing Network. This fan appeal program includes question-and-answer sessions with NASCAR's top drivers during Sprint Cup race weekends. We believe this program appeals to our fans and creates additional interest and excitement between fans, drivers and team owners.

From time to time, we sell advertising, fixed billboards and other promotional space on wide areas of backstretch and diminished visibility seating depending on ticket demand for certain events. Management believes this is desirable prime advertising space because those areas are frequently displayed during television broadcasts, in photos and are viewable by large numbers of fans attending our speedways.

*Further Development of SMI Properties, Performance Racing Network and US Legend Cars Businesses* – Our SMI Properties subsidiaries, including SMI Trackside, provide event and non-event souvenir merchandising services at our speedways. Notwithstanding recent operating challenges of MA, we believe opportunities continue to exist for merchandising of motorsports and non-motorsports products. SMI Properties and SMI Trackside are attempting to enhance souvenir and other merchandise sales through expanded product offerings and new marketing arrangements, including sales at non-SMI facilities and other outside venues.

We broadcast most of our NASCAR Sprint Cup and Nationwide Series racing events, as well as many other events, at each of our speedways over our proprietary Performance Racing Network. PRN is syndicated nationwide to more than 600 radio stations. Along with broadcasting our racing events, PRN produces innovative daily and weekly racing-oriented programs throughout the NASCAR season. We also own Racing Country USA, our national country music and NASCAR-themed radio show syndicated to approximately 285 affiliates nationwide. The combination of PRN's and Racing Country USA's national syndication networks, with SiriusXM Satellite Radio and NASCAR.com, offers sponsors a very powerful and expansive promotional network. We plan to carry additional programming over PRN and Racing Country USA in 2013.

US Legend Cars International, formerly 600 Racing, continues to develop new domestic and overseas markets for distribution of their race cars and parts. Our subsidiary INEX is the official international sanctioning body of the Legends Circuit, and is the third largest oval short-track auto racing sanctioning body in terms of membership behind NASCAR and the International Motor Contest Association. US Legend Cars manufactures and sells the cars and parts used in Legends Circuit racing events. The "original" Legends Cars are 5/8-scale versions of the modified classic sedans and coupes driven by legendary early NASCAR racers, and are designed primarily to race on "short" tracks of 3/8-mile or less. As an extension of the original Legend Cars concept, US Legend Cars also manufactures the "Bandolero", a smaller, lower-priced, entry level stock car which appeals to younger racing enthusiasts, and the faster "Thunder Roadster" race car modeled after older-style roadsters that competed in past Indianapolis 500's in the early 1960's. In recent years, US Legend Cars, in collaboration with Ray Evernham Enterprises, a former NASCAR Sprint Cup Series crew chief and team owner, developed the Legend Dirt Modified race car as a purpose-built dirt race car with more performance, while maintaining affordability. These four race car models (collectively referred to as "US Legend Cars" or "Legend Cars") are not designed for general road use. Revenues from this business totaled approximately $9.8 million in 2012.

We believe the Legends Car is one of only a few complete race cars manufactured in the United States for a retail price of less than $14,000, and is an affordable entry into racing for enthusiasts who otherwise could not race on an organized circuit. Cars and parts are currently marketed and sold through approximately 50 distributors conducting business throughout the United States, in Canada, the Middle East, Russia, South Korea, Australia, South America, Africa, Europe and other countries. The Legends Circuit, which includes all four race models, held approximately 2,200 sanctioned races at over 175 different tracks in 2012, making it one of the most active short-track racing divisions in motorsports. We plan to continue broadening the Legends Circuit, increasing the number of sanctioned races and tracks at which races are held.

*Increased Daily Usage of Existing Facilities* – We constantly seek revenue-producing uses for our speedway facilities on days not committed to racing events. Other uses include driving schools, track rentals, car and truck shows, auto fair shows, free-style motocross and monster truck events, vehicle testing, settings for television commercials, concerts, holiday season festivities, print advertisements and motion pictures. We host several NHRA and other bracket racing events throughout the year at our BMS, CMS, LVMS and SR dragways and at AMS and TMS, along with hosting frequent Legend Cars racing events at several of our speedways.

LVMS has more than thirteen different paved and dirt track configurations, including a new driving school and road course. LVMS hosts large track rentals used by car manufacturers for rallies and other corporate functions, and we plan to continue capitalizing on LVMS's top market entertainment value and promote new expanded venues. Our larger road courses at AMS, CMS, LVMS, NHMS and TMS are rented for various activities such as driving schools, series racing and vehicle testing. Also, CMS and TMS own 4/10-mile, modern, lighted, dirt track facilities where nationally-televised events such as WOO Series, as well as AMA, events have been held.

Other examples of increased usage include holiday season festivities at many of our speedways, including "Speedway Christmas," a long drive-through Christmas light park and village at CMS, and BMS's holiday season "Speedway In Lights", which is prominent in that region. LVMS continues to annually host the widely-popular Electric Daisy Carnival concert, attracting a large number of young fans. CMS and TMS host auto fair shows and Goodguys Rod & Custom Association Nationals and other car shows, both also very popular. We frequently host concerts featuring popular bands at stand-alone events and as entertainment before and after our racing events. In past years, we have conducted and hosted a wide variety of events such as snowmobile racing events at NHMS and Cirque Du Soleil entertainment shows at CMS. In 2012, we held Global RallyCross ("GRC') events at CMS, LVMS, NHMS and TMS, which featured exciting off-road circuit racing, particularly popular with younger fans, and may host GRC events in 2013. In 2013, KyS plans to hold a new ARCA series race event.

*Acquisition and Development* – We consider growth by acquisition and development of motorsports facilities as appropriate opportunities arise. Most recently we acquired New Hampshire Motor Speedway and Kentucky Speedway in 2008. We continually attempt to locate, acquire, develop and operate venues and facilities that we believe are underdeveloped or underutilized, and to capitalize on markets where sponsorship and other promotional pricing and television broadcasting rights are more lucrative. We also look for profitable opportunities to grow our existing ancillary businesses through acquisitions, joint ventures or similar arrangements.

## OPERATIONS

Our operations consist principally of motorsports racing and related events, along with ancillary businesses as further described in "Business – General Overview", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 to the Consolidated Financial Statements. The following table summarizes our NASCAR-sanctioned Sprint Cup and Nationwide Series racing events scheduled in 2013 at each of our speedways (in chronological order):

| Date | Speedway | Series | Event |
|---|---|---|---|
| March 9 | LVMS | Nationwide | Sam's Town 300 |
| March 10 | LVMS | Sprint Cup | Kobalt Tools 400 |
| March 16 | BMS | Nationwide | Jeff Foxworthy's Grit Chips 300 |
| March 17 | BMS | Sprint Cup | Food City 500 |
| April 12 | TMS | Nationwide | O'Reilly Auto Parts 300 |
| April 13 | TMS | Sprint Cup | NRA 500 |
| May 18 | CMS | Sprint Cup | NASCAR Sprint All-Star Race |
| May 25 | CMS | Nationwide | History 300 |
| May 26 | CMS | Sprint Cup | Coca-Cola 600 |
| June 23 | SR | Sprint Cup | Toyota/SaveMart 350 |
| June 28 | KyS | Nationwide | Feed the Children 300 |
| June 29 | KyS | Sprint Cup | Quaker State 400 |
| July 13 | NHMS | Nationwide | New England 200 |
| July 14 | NHMS | Sprint Cup | New Hampshire 300 |
| August 23 | BMS | Nationwide | Food City 250 |
| August 24 | BMS | Sprint Cup | IRWIN Tools Night Race |
| August 31 | AMS | Nationwide | Atlanta 300 |
| September 1 | AMS | Sprint Cup | AdvoCare 500 |
| September 21 | KyS | Nationwide | Kentucky 300 |
| September 22 | NHMS | Sprint Cup | SYLVANIA 300 |
| October 11 | CMS | Nationwide | Dollar General 300 |
| October 12 | CMS | Sprint Cup | Bank of America 500 |
| November 2 | TMS | Nationwide | O'Reilly Auto Parts Challenge |
| November 3 | TMS | Sprint Cup | AAA Texas 500 |

Along with the NASCAR Sprint Cup and Nationwide Series races listed above, our speedways are scheduled to hold the following racing events in 2013:

| Event | AMS | BMS | CMS | KyS | LVMS | NHMS | SR | TMS |
|---|---|---|---|---|---|---|---|---|
| NASCAR Camping World Truck | | 1 | 1 | 1 | 1 | | | 2 |
| NASCAR K&N Pro | | 1 | | | | 1 | 1 | |
| NASCAR Whelen Modified | | 1 | 1 | | | 2 | | |
| NHRA Nationals | | 1 | 2 | | 2 | | 1 | |
| IndyCar | | | | | | | 1 | 1 |
| WOO | | | 2 | | 1 | | | |
| ARCA | | | | 1 | | | | |

## COMPETITION

We are the leading motorsports promoter in the local and regional markets served by our eight speedways, and compete regionally and nationally with other speedway owners, including ISC, to sponsor events, especially Sprint Cup and Nationwide Series events, and to a lesser extent, other NASCAR, IndyCar, NHRA and WOO sanctioned events. We compete for spectator interest with all forms of professional and amateur spring, summer and fall sports, and with a wide range of other available regional and national entertainment and recreational activities, conducted in and near Atlanta, Boston, Bristol, Charlotte, Dallas-Fort Worth, Las Vegas, Lexington/Louisville/Cincinnati, and San Francisco. These competing events or activities may be held on the same days as our events. We also compete with improving and expanding media coverage and content by network and cable broadcasters, particularly for Sprint Cup and Nationwide Series racing events, along with the ongoing improvements in high-definition television technology. Furthermore, we believe that industry competitors are actively pursuing internal growth and industry consolidation.

## SEASONALITY

Our business has been, and is expected to remain, somewhat seasonal. For further discussion on our seasonality, see “Management's Discussion and Analysis of Financial Condition and Results of Operations – Seasonality, Weather and Comparison of Quarterly Results”.

## EMPLOYEES

As of December 31, 2012, we had approximately 797 full-time and 277 part-time employees. We hire temporary employees and use volunteers to assist during periods of peak attendance at our events. None of our employees are represented by a labor union. We believe we enjoy a good relationship with our employees.

## INSURANCE

We maintain property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with insurers we believe to be financially sound. Our insurance policies generally cover accidents that may occur at our speedways, subject to ordinary course deductibles, policy limits and exceptions. As further described below in “Risk Factors”, we use a combination of insurance and self-insurance to manage various risks associated with our speedway and other properties, and motorsports events and other business risks. We believe our insurance levels are sufficient for our needs and consistent with insurance maintained by similar companies.

## PATENTS AND TRADEMARKS

We have federally registered trademark and/or service mark rights in “Speedway Motorsports,” “Atlanta Motor Speedway,” “AutoFair,” “AvBlend,” “Bluegrass Club,” “Bristol Motor Speedway,” “Charlotte Motor Speedway,” “Kentucky Club,” “Kentucky Speedway,” “Las Vegas Motor Speedway,” “Loudon Classic”, “Magic Mile”, “Miles of Courage,” “New Hampshire Motor Speedway,” “Sears Point Raceway,” “Thunder Valley Nationals,” “Texas Motor Speedway,” “TMS,” “Legends Cars,” “Bandolero,” “It Soaks Into Metal,” “Linkite,” “Lenckite,” “Micro-Lubricant,” “zMAX,” “Motorsports by Mail,” “The Speedway Club,” “Top the Cops,” “Diesel 40 – The Engine Conditioner,” “Diesel 60 – The Fuel Conditioner,” “Diesel 90 – The Gear And Accessory Conditioner,” “Fans First”, “The Great American Speedway!,” “Radio Without a Restrictor Plate,” “Seal of Champions, Speedway Motorsports, Inc.,” “Speedway World,” “The Official Seal of Racing,” “Lug Nut,” “Sparky,” “Live Free & Race!,” “zMAX Dragway,” “Think Outside The Oval,” “U.S. Legend Cars International” and our corporate logos.

Federal trademark and/or service mark registrations are pending with respect to "Let the Troops Race," "Fan Friendly," "Raceday U," "Raceday University," "Victory Lane Club" and "Wild Asphalt Circus". We own state trademark and/or service mark registrations for "Atlanta Motor Speedway" (Georgia), "AMS" (Georgia), "Texas Motor Speedway" (Texas) and "TMS" (Texas). We have registered trademark rights in the "zMAX" trademark in Australia, Canada, Israel, Mexico, New Zealand, Singapore and the European Union, registered trademark and service mark rights in the "Legends Cars" mark in the European Union and Canada, and registered service mark rights in the "Motorsports by Mail" mark in Japan. We also have six patents related to our Legends Car, Bandolero Car and Thunder Roadster design and technology. Our policy is to protect our intellectual property rights zealously, including use of litigation, to protect their proprietary value in sale and market recognition.

## ENVIRONMENTAL MATTERS

Solid waste landfilling has occurred on and around CMS's property for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992. However, there is one landfill at CMS currently being permitted to receive inert debris and waste from land clearing activities ("LCID" landfill), and one LCID landfill that was closed in 1999. Two other LCID landfills on the CMS property were closed in 1994. CMS intends to allow similar LCID landfills to be operated on the CMS property in the future. Prior to 1999, CMS leased a portion of our property to Allied Waste Industries, Inc. ("Allied") for use as a construction and demolition debris landfill (a "C&D" landfill), which received solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but could not receive inert debris, land-clearing debris or yard debris. The CMS C&D landfill is now closed. In addition, Allied owns and operates an active solid waste landfill adjacent to CMS. We believe the active solid waste landfill was constructed in such a manner as to minimize the risk of contamination to surrounding property. Management believes that our operations, including the landfills on our property, comply with all applicable federal, state and local environmental laws and regulations. Management is not aware of any situation related to landfill operations which would have a material adverse effect on our future financial position or results of operations.

Portions of the inactive solid waste landfill areas on the CMS property are subject to a groundwater monitoring program, and data is submitted to the North Carolina Department of Environment and Natural Resources ("DENR"). DENR has noted that data from certain groundwater sampling events have indicated levels of certain regulated compounds that exceed acceptable trigger levels and organic compounds that exceed regulatory groundwater standards. DENR has not required any remedial action by us at this time with respect to this situation. If DENR was to require us to take certain actions in the future, although none are known at this time, those actions could result in us incurring material costs.

## ITEM 1A. RISK FACTORS

Set forth below are all material known risks and uncertainties that, if they were to occur, could materially adversely affect our business or cause our actual results to differ materially from results contemplated by forward-looking statements contained in this report or other public statements we may make. Additional risks not currently known to us or that we currently deem immaterial may also impact our business. Shareholders and prospective investors should carefully consider and evaluate all of the risk factors described below. However, many of these factors are beyond our ability to control or foresee, and undue reliance should not be put on forward-looking statements. Risk and other forward-looking factors may or may not ultimately be found correct. These risk factors may change from time to time and may be amended, supplemented, or superseded by updates to the risk factors contained in future periodic reports on Form 10-Q, Form 10-K or other forms we file with the SEC.

**The United States and global economic slowdown, ongoing disruptions in the financial markets and geopolitical events, could have a continued significant adverse impact on consumer and corporate spending and our business. Consumer and corporate spending can significantly impact our operating results, and national or local catastrophes, elevated terrorism alerts or natural disasters could have a significant adverse impact on our operating results.**

Our business depends on discretionary consumer and corporate spending. High unemployment, high fuel prices, tight credit markets, difficult residential real estate and mortgage markets, and stock market volatility, among other factors, have led to lower levels of consumer confidence and recessionary conditions. Those economic factors have dampened, and may continue to dampen, consumer and corporate spending, including adversely impacting disposable income and recreational and entertainment spending. Such reduced spending has resulted, and may continue to result, in negatively impacting our admissions, sponsorship, advertising and hospitality spending, concession and souvenir sales demand, luxury suite, and other event related revenue, with related effects on our motorsports and non-motorsports activities and future revenues, profitability and cash flows. Higher unemployment or fuel or health-care costs could have a significant adverse impact our future results of operations.

While the direction and strength of the United States economy appear to be improving, significant uncertainty remains as to its recovery strength, timing and longevity. Government responses and actions may or may not successfully restore prolonged stability to the credit and consumer markets and improved economic conditions. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could also lead to higher inflation and higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. Whether or when these economic conditions might improve cannot be determined at this time. Other factors that can affect consumer and corporate spending include hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorist attacks, military actions, air travel concerns, and geopolitical events, as well as various industry and other business conditions. Such factors or incidents, even if not directly impacting us, can disrupt or otherwise adversely impact the financial results, spending sentiment and interest of our present or potential customers. These factors can adversely impact local, regional and national consumer and corporate spending sentiment.

There can be no assurance that government response to the economic slowdown and disruptions in the financial and credit markets will stabilize the economy or financial and credit markets for long periods. These economic conditions might not continue to improve or could worsen. Each of these aforementioned negative factors, and particularly when combined, may further adversely impact corporate and individual customer spending and have a material adverse impact on our future operating results and growth.

**Bad weather or postponement or cancellation of motorsports events could adversely affect us.**

We promote outdoor motorsports events. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, driving schools and track rentals, among other things. Although we sell many tickets in advance of our events, poor weather conditions can have a material effect on our results of operations, particularly because we promote a limited number of premier events. Due to inclement weather conditions, we may be required to move a race event to the next raceable day, which would increase our costs for the event and could negatively impact our walk-up admissions and food, beverage and souvenir sales. Poor weather can affect current periods as well as successive events in future periods because consumer demand can be affected by the success or experience of past events.

If an event scheduled for one of our facilities is postponed because of weather, national security concerns, natural disasters or other reasons, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from admissions, food, beverage and souvenir sales generated at the rescheduled event. If such an event is cancelled, we would incur expenses associated with preparing to conduct the event, as well as losing associated event revenues, including live broadcast revenues, to the extent such losses were not covered by insurance. If a cancelled event is part of the NASCAR Sprint Cup or Nationwide Series, the amount of money we receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation could be reduced. This would occur if, as a result of the cancellation and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues in excess of amounts scheduled to be paid to the promoter of the cancelled event.

**Lack of competitiveness in NASCAR Sprint Cup Series races or closeness of championship points races, the popularity of race car drivers or changes made by NASCAR on conducting, promoting and racing as a series sanctioning body, can significantly impact our operating results.**

A lack of competitiveness in Sprint Cup Series races or the closeness of the championship points race, racecar driver popularity, and the success of NASCAR racing in general, in any particular racing season can significantly impact our operating results. Various performance factors of racing competitors, particularly popular drivers, can affect on-track competition and the appeal of racing. New or changed racing teams could be formed with drivers that generate less fan interest or race less competitively. These and other factors can affect attendance, corporate marketing interest, media attention, and the promotional marketing appeal for NASCAR Sprint Cup and Nationwide Series racing events, as well as other events surrounding the weekends such races are promoted. There can be no assurance that these factors will not have an adverse impact on our operating results.

NASCAR periodically implements new rules or technical and other required changes for race teams and drivers, as well as event promoters, in attempts to increase safety, racing competition and fan and media interest, among other things. For example, NASCAR implemented "double-file restarts", and is planning for car manufacturers Chevrolet, Toyota, Dodge and Ford to bring brand identity back to "stock car" racing with the introduction of re-styled Sprint Cup cars in 2013, in efforts to increase competition on the speedways and generate increased fan interest and new marketing opportunities. These and other periodically implemented changes may or may not become more successful or popular with fans. Such factors can affect attendance and other event related revenues for our Sprint Cup and Nationwide Series racing events, as well as other events surrounding the weekends such races are promoted. Rule changes can increase operating costs that we may or may not be able to control. There can be no assurance that attendance or other event related revenues or operating costs will not be adversely impacted by sanctioning body changes in any particular season, thereby adversely impacting our operating results.

**The success of our business depends, in part, on achieving our objectives for strategic acquisitions and dispositions and efficient and successful integration into our operations.**

From time to time, we pursue acquisitions or joint ventures as part of our long-term business strategy, which may involve significant challenges and risks. For example, transactions may not advance our business strategy or we may not realize a satisfactory return on our investments. We may experience difficulty integrating new employees, business systems and technology, or management's attention may be diverted from our other businesses or operations. Furthermore, the use of cash or additional borrowings to fund such transactions could significantly impact our liquidity, impair our ability to borrow additional funds for other business purposes or cause lowered ratings by credit agencies resulting in higher borrowing costs or increased difficulties borrowing additional amounts, among other things. These factors could adversely affect our future financial condition or results of operations.

We may continue to significantly expand and improve our speedway facilities, involving material capital expenditures over several years in amounts or nature that have not yet been determined. Such expenditures may or may not increase our future success and the ability to compete and operate successfully and profitably depends on many factors outside of management's control.

Management may from time to time evaluate the potential disposition of assets and businesses that may no longer be in alignment with our strategic direction. For example, as further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. We may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner or we may dispose of a business at a price or on terms that are less than optimal. In addition, there is a risk that we will sell a business whose subsequent performance exceeds expectations. These factors could adversely affect our future financial condition, operating results or cash flows.

**Failure to be awarded a NASCAR event or deterioration in our relationship with NASCAR could adversely affect our profitability.**

Our success has been and will remain, to a significant extent, dependent upon maintaining a good working relationship with organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for Sprint Cup, Nationwide and Camping World Truck Series races. Each NASCAR event is awarded on an annual basis. Although we believe our relationship with NASCAR is good, nonrenewal of a NASCAR event license could have a material adverse effect on our future financial condition and results of operations. We cannot provide assurance that we will continue to obtain NASCAR licenses to sponsor races at our facilities.

**Relocation of, or failure to relocate, motorsports events could adversely affect us.**

At any time, we may evaluate or attempt to realign one or more NASCAR Sprint Cup Series (or other motorsports series) race dates among our multiple track facilities. For example, we obtained approval to realign an annual NASCAR Sprint Cup racing event from AMS to KyS beginning in 2011. Many factors and alternatives must be considered, including the popularity and profitability of various races, the relative seating capacity at each track, alternative uses and revenues for such tracks in the event a race is moved, the costs of any capital expenditures to upgrade or expand facilities, the lead time required to complete any such upgrades or expansion, alternative uses of capital, any existing or potential governmental tax incentives, changing economic conditions at the individual tracks and in the economy as a whole, as well as various other strategic issues. Different economic or industry conditions or assumptions, changes in projected cash flows or profitability, if significantly negative or unfavorable, or actual race date realignments that differ significantly from those assumed in any impairment evaluation, could have a material adverse effect on the outcome of our impairment evaluations and future financial condition or results of operations.

NASCAR has previously stated it would consider potential track realignment of Sprint Cup Series racing events to desirable, potentially more profitable market venues of speedway operators, but is not obligated to do so. Similarly, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently or favorably. While relocation of any Sprint Cup event among our speedways we now own or may own in the future could result in a net increase or decrease in our future operating profitability, long-lived assets of a speedway from where a Sprint Cup racing event may move could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations.

**Our NASCAR broadcasting rights revenues are significant and changes could adversely affect our profitability and financial condition.**

Our NASCAR broadcasting rights revenues are significant multi-year contracted revenue and cash flow sources for us. Any significant adverse changes to such rights revenues could adversely impact our results. The current eight-year NASCAR broadcasting rights agreement expires after 2014, and provides us with increases in annual contracted revenues averaging 3% per year. As further discussed in "Business – Industry Overview", NASCAR recently announced a new expanded eight-year, multi-platform NASCAR Broadcasting Rights Agreement was reached with Fox Sports Media Group beginning in 2015 for a portion of our sport's season. While this new long-term contract contains an overall revenue increase over present contract terms, annual revenue amounts for individual contract years have not yet been established, and may or may not initially be lower than the final year revenue of the current contract. While we believe this bodes well for NASCAR's negotiations for the remaining portion of our sport's season, and contract increases are anticipated, there can be no assurance that other new contract(s) will be reached or on terms more favorable than current contract terms.

Changes or trends in television broadcast ratings may impact future renewals. Material changes in the media or motorsports industries could result in broadcasting or ancillary media contract renewals different from historical practices. See "Business – Industry Overview" for related discussion on 2012 decreases in ancillary rights revenue. Future changes in race schedules could impact broadcasting revenues. Similar to many televised sports, overall seasonal averages for motorsports may increase or decrease from year to year, and television ratings for certain individual events may fluctuate from year to year for any number of reasons. NASCAR ratings can impact attendance at our events and sponsorship opportunities. While these long-term rights agreements (existing and upcoming) will likely result in annual revenue increases over the contract period, associated annual increases in purse and sanction fees paid to NASCAR may continue.

**Increased costs associated with, and inability to obtain, adequate insurance and the risks of partial self-insurance could adversely affect our profitability and financial condition.**

We have a material investment in property and equipment at each of our eight speedway facilities, which are generally located near highly populated cities and which hold motorsports events typically attended by large numbers of fans. These operational, geographical and situational factors, among others, have resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. Future increases in such insurance costs and difficulties obtaining high policy limits could adversely impact our profitability, thereby possibly impacting our future operating results.

We use a combination of insurance and self-insurance to manage various risks associated with our speedways and other properties and motorsports events and other business risks. We may increase the marketing of certain products using self-insured promotional warranty programs that could subject us to increased risk of loss should the number and amount of claims significantly increase. We have increased and may further increase our self-insurance limits, which could subject us to increased risk of loss should the number of incidents, damages, casualties or other claims below such self-insured limits increase. Management cannot guarantee that the number of uninsured losses will not increase. An increase in the number of uninsured losses could have a material adverse effect on our future financial position and results of operations.

**Our insurance coverage may not be adequate if a catastrophic event occurred or major motorsports events were cancelled, and liability for personal injuries and product liability claims could significantly affect our financial condition and results of operations.**

Management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers. However, we cannot guarantee that our policy limits for property, casualty, liability and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should one or multiple catastrophic events occur at or near any of our speedway facilities, or one or more of our major motorsports events were cancelled, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our present coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a material adverse effect on our future financial position and results of operations if our asset damage or liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages. The occurrence of regional or national incidents, in particular incidents at sporting events, entertainment or other public venues, may significantly impair our ability to obtain such insurance coverage in the future.

Motorsports can be dangerous to participants and to spectators. We believe we maintain insurance policies that provide coverage within limits that are sufficient to protect us from material financial loss due to liability for personal injuries sustained by persons on our premises in the ordinary course of business. Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

The financial stability of certain insurance companies that provide our insurance coverage could be adversely affected by economic, geopolitical and other events or conditions as further discussed above. In that case, the ability of these insurance companies to pay our potential claims could be impaired, and we might not be able to obtain adequate replacement insurance coverage at a reasonable cost or at all. Any of these events could harm our business, and we cannot provide assurance that future increases in such insurance costs and difficulties in obtaining high policy limits will not adversely impact our future financial position or results of operation.

**Strong competition in the motorsports industry and with other professional and amateur sports could hinder our ability to maintain or improve our position in the industry.**

Motorsports promotion is a competitive industry. We compete in local, regional and national markets, and with ISC and other NASCAR related speedways, to promote events, especially NASCAR-sanctioned Sprint Cup and Nationwide Series events, and to a lesser extent, with other speedway owners to promote other NASCAR, IndyCar, NHRA and WOO sanctioned events. We believe our principal competitors are other motorsports promoters of Sprint Cup and Nationwide Series or equivalent events. Certain of our competitors have resources that exceed ours. NASCAR is owned by the France family, who also controls ISC. ISC presently hosts a significant number of Sprint Cup and Nationwide Series races. Our competitors may attempt to build speedways and conduct racing and other motorsports related activities in new markets that may compete with us and our local and regional fan base or marketing opportunities. Furthermore, we believe that industry competitors are actively pursuing internal growth and industry consolidation.

We compete for spectator interest with all forms of professional and amateur spring, summer and fall sports, such as football, baseball, basketball, soccer and hockey, conducted in and near Atlanta, Boston, Bristol, Charlotte, Cincinnati, Dallas-Fort Worth, Las Vegas, Lexington, Louisville, and San Francisco, and locally, regionally and nationally, many of which have resources that exceed ours, and with a wide range of other available entertainment and recreational activities. These competing events and activities may be held on the same days or weekends as our events. We also compete with improving and expanding media coverage and content by network and cable broadcasters, particularly for Sprint Cup and Nationwide Series racing events, and with the ongoing improvements in high-definition television technology. We cannot assure you that we will maintain or improve our position in light of such competition.

**The loss of our key personnel could adversely affect our operations and growth.**

Our success depends to a great extent upon the availability and performance of our senior management. Their experience within the industry, especially their working relationship with NASCAR, continues to be of considerable importance to us. The loss of any of our key personnel due to illness, retirement or otherwise, or our inability to attract and retain key employees in the future could have a material adverse effect on our operations and business plans.

**We may make significant expenditures for capital projects and investments, and costs and uncertainties associated with capital improvements could adversely affect our profitability.**

Our Credit Facility allows for annual capital expenditures of up to $75.0 million, and provides for additional borrowings of up to $99.1 million as of December 31, 2012 subject to meeting specified conditions. We may make material capital improvements over several years in amounts that have not yet been determined. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and Note 15 to the Consolidated Financial Statements for related information on our amended Credit Facility.

The cost, profitability, timing or success of future capital projects and investments is subject to numerous factors, conditions and assumptions, many of which are beyond our control, including:

- delays in or denials of government approvals or permits
- undetected soil or land, including environmental, conditions
- additional land acquisition costs
- increases in the cost of construction materials and labor
- unforeseen changes in design
- litigation, accidents or natural disasters affecting the construction site
- national or regional economic, regulatory or geopolitical changes

Significant negative or unfavorable outcomes could reduce our available cash and cash investments or our ability to service current or future indebtedness, require additional borrowings resulting in higher debt service and interest costs, lower our ratings by credit agencies, increase our difficulties in borrowing additional amounts, cause higher than anticipated depreciation expense, among other negative consequences, and could have a material adverse effect on our future financial condition or results of operations.

Should projects be abandoned or substantially decreased in scope due to unforeseen negative factors, we could be required to expense some or all previously capitalized costs, which could have a material adverse effect on our future financial condition or results of operations. Also, should improvement projects not produce a sufficiently high economic yield, including those requiring demolition of a component of a speedway facility, or where capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project, capitalized expenditures could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations.

**Future impairment of our property and equipment, other intangible assets and goodwill could adversely affect our profitability.**

As of December 31, 2012, we have net property and equipment of $1,148.4 million, net other intangible assets of $395.0 million and goodwill of $138.7 million. We periodically evaluate long-lived assets for possible impairment. Our evaluation methodology, assumptions and results are further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Accounting Estimates" and Note 2 to the Consolidated Financial Statements. Management's latest annual assessment found the estimated fair value for two reporting units exceeded carrying values by a relatively nominal amount. Should these reporting units or their indefinite-lived intangible assets not achieve projected cash flows or profitability, or should actual capital expenditures exceed current plans, estimated fair values could be reduced to below carrying values resulting in material non-cash impairment charges. The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. While we believe no unrecognized impairment exists at December 31, 2012, different conditions, trends or assumptions or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of our impairment evaluation and our future financial condition or results of operations.

**Our substantial indebtedness could adversely affect our financial position, our ability to meet our obligations under our debt instruments, and our ability to pay dividends.**

We have substantial amounts of debt and debt service obligations. As of December 31, 2012, we had total outstanding long-term debt of approximately $521.3 million, or $526.0 million excluding issuance discount of $4.7 million, as further described in Note 6 to the Consolidated Financial Statements. Our substantial indebtedness and leverage could make it more difficult and costly to borrow money and may reduce funds available for financing our operations and other business activities and have other important consequences, including the following:

- requiring us to dedicate a substantial portion of our cash flow from operations to payment of principal, debt redemption premium, if any, and interest on our debt, which would reduce funds available for working capital, capital expenditures, dividends, stock repurchases, and other corporate purposes;
- our ability to adjust to adverse or changing market conditions and withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;
- we may be at a disadvantage compared to our competitors that have less leverage and greater operating and financial flexibility than we do;
- our debt levels may increase our interest costs or increase the risks that we may not be able to obtain additional financing or obtain financing at acceptable rates;
- our debt levels may increase our difficulties in refinancing or replacing our present outstanding obligations; and
- our debt levels may cause lowered ratings by credit agencies, resulting in higher borrowing costs or increased difficulties borrowing additional amounts.

Each or all of the factors could have a material adverse effect on our future financial condition and results of operations.

**Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on a variety of factors, many of which are beyond our control.**

A significant portion of our cash flow must be used to service our indebtedness and is therefore not available for use in our business. In 2012, we paid $41.6 million in interest on our indebtedness. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, legislative, regulatory, industry, competitive and other factors that are beyond our control. Our operations are substantially impacted by the success of NASCAR in the promotion and conduct of racing as a sanctioning body, our relationship with NASCAR, the popularity of NASCAR and other motorsports generally, and the impact of competition, including competition from other speedway owners like ISC. Although under our control, our cash outlays for dividends are funded in part with cash that would otherwise be available for our capital spending, repurchases of common stock or other liquidity needs, and dividend increases further limit cash otherwise available for such uses or needs. Our business may not be able to generate sufficient cash flow from operations and future borrowings to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. As further described in Note 6 to the Consolidated Financial Statements, we may redeem some or all of our 2016 Senior Notes and our 6¾% Senior Notes due 2019 (the "2019 Senior Notes") at any time at annually declining redemption premiums beginning June 1, 2013 and February 1, 2015, respectively. As further described in Note 15 to the Consolidated Financial Statements, we plan to fully redeem the 2016 Senior Notes (with aggregate principal of $275.0 million) in the second quarter 2013 using borrowings under the 2013 Credit Facility, including Term Loan borrowings. Such redemptions could limit funds otherwise available for future working capital, capital expenditures, acquisitions or other general corporate purposes. However, we may not be able to complete such refinancing or redemption on commercially reasonable terms or at all.

**Our future borrowing costs on current outstanding or future indebtedness could substantially increase, which may have a material adverse effect on our business and results of operations.**

As of December 31, 2012, we had total outstanding long-term debt of approximately $521.3 million and our Credit Facility permits additional borrowings of up to $99.1 million. Our operating results have benefited from relatively low interest rates on our floating rate Credit Facility and future increases, if significant, could have a significant adverse impact on our future results. Our future capital spending or investments could significantly increase our future outstanding debt. Also, our future interest and borrowing costs under our Credit Facility, any refinanced or replaced current outstanding indebtedness, or new additional financing could substantially increase and adversely affect our financial health and profitability. We are currently unable to predict if or when the interest rates could change. Our significant indebtedness levels and leverage could result in higher interest and other borrowing costs and more restrictive financial and other loan covenants under any new credit facility or other borrowing arrangements.

As further discussed in Note 6 to the Consolidated Financial Statements, interest rates under our Credit Facility are based on specified tier levels that are adjustable periodically based upon certain consolidated total leverage ratios. Our current planned or unplanned future capital spending and possible increases in our future outstanding indebtedness, along with our current leverage, could further reduce the amounts by which we exceed minimum required covenant compliance levels and result in changes to our interest cost tier levels under our Credit Facility. Future changes in such surplus in our compliance levels or interest cost tiers could result in increased interest costs on current or future indebtedness, restricted or reduced borrowings and availability under our Credit Facility, and increased costs of borrowing for any new financing. Each or all of these factors could have a material adverse effect on our future financial condition and results of operations.

**Restrictions imposed by terms of our indebtedness could limit our ability to respond to changing business and economic conditions and to secure additional financing.**

The indentures for our 2016 Senior Notes and 2019 Senior Notes and our Credit Facility agreement restrict, among other things, our and our subsidiaries' ability to do any of the following:

- incur additional debt or liens
- pay dividends or make distributions
- make specified types of investments
- apply net proceeds from certain asset sales
- engage in transactions with affiliates, merge or consolidate
- sell equity interests of subsidiaries, or sell, assign, transfer, lease, convey or otherwise dispose of assets
- incur indebtedness subordinate in right of payment to any senior indebtedness and senior in right of payment to the 2016 Senior Notes or 2019 Senior Notes

Because of our significant outstanding indebtedness, debt covenant compliance is important to our operations. Our Credit Facility is the primary source of committed funding for our planned capital expenditures, strategic initiatives, such as repurchases of our common stock and working capital needs. Our Credit Facility contains more extensive and restrictive covenants than our 2016 Senior Notes and 2019 Senior Notes indentures, and requires us to maintain specified financial ratios, as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity".

Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Future default on any of these covenants could result in default under the underlying debt agreements. Non-compliance with financial covenant ratios or other covenants could prevent us from being able to access further borrowings under, or require repayment of, our Credit Facility. Our ability to meet those covenants, financial ratios and tests can be affected by material impairment or other charges, declines in profitability or cash flows or other economic or market factors beyond our control, and there can be no assurance that we will continue to meet those tests.

Our Credit Facility, 2016 Senior Notes and 2019 Senior Notes contain cross-default provisions. A default under any of these debt agreements could likely trigger cross-default provisions allowing lenders, in each case, to exercise their rights and remedies as defined under their respective agreements, including declaring all amounts outstanding, accrued interest or other obligations to be immediately due and payable. If we were unable to repay these amounts, such lenders could proceed against collateral, if any, securing that indebtedness. If any indebtedness was accelerated, there can be no assurance that we could repay or refinance the accelerated amounts due.

Under these covenants, our ability to respond to changing business and economic conditions and secure additional financing, if needed, may be significantly restricted. We may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Should we pursue further development or acquisition opportunities, the timing, size and success, as well as associated potential capital commitments of which are unknown at this time, we may need to raise additional capital through debt or equity financings. There can be no assurance that adequate debt and equity financing will be available if and when needed or on satisfactory terms, or permitted under our debt arrangements. Failure to obtain further financing could have a negative effect on our business and operations.

**We may be able to incur additional indebtedness in the future.**

Despite our level of indebtedness, we may be permitted to incur significant additional debt in the future. Also, we may be able to secure additional debt with Company, subsidiary or new business assets. Furthermore, any new financing arrangements may contain additional restrictive and financial covenants. These covenants may restrict or prohibit many actions including, but not limited to, our ability to incur debt, create liens, prepay debt, pay dividends, limit capital expenditures, investments or transactions with stockholders and affiliates, issue capital stock, sell certain assets, or engage in mergers, consolidations or other transactions. Failure to maintain compliance with any new covenants could constitute a default, which could accelerate payment due of any amounts outstanding under any new or existing debt agreements.

**Government regulation of certain motorsports sponsors could negatively impact the availability of promotion, sponsorship and advertising revenue for us.**

The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products, some of which are subject to government regulation. Advertising of the alcoholic beverage and tobacco industry is generally subject to greater governmental regulation than advertising by other sponsors of our events. Certain of our sponsorship and other marketing contracts are terminable upon the implementation of adverse regulations. The alcoholic beverage and tobacco industry has provided substantial financial support to the motorsports industry through, among other things, the purchase of advertising time, sponsorship of racing teams and past sponsorship of racing series such as the Winston Cup (now Sprint Cup) Series and the Busch (now Nationwide) Series. We cannot assure you that the alcoholic beverage or tobacco industry will continue to sponsor motorsports events or participate in other promotional activities, suitable alternative sponsors will be located, or NASCAR will continue to sanction individual racing events involving alcoholic beverage industry sponsors or promotional activities. Implementation of further restrictions on the advertising or promotion of alcoholic beverage products could adversely affect us.

**Failure to maintain adequate security for certain customer-related information could damage our reputation with current or prospective customers, subject us to litigation or adverse regulatory actions or cause us to incur substantial additional costs.**

In the ordinary course of business, we collect and store certain financial and other information from individuals, corporations and others, including customers, employees and outside contractors. We process customer payment card information, perform credit, employment and other business related inquiries, and collect customary information used for marketing purposes. We contract with third-parties for processing orders and payments of a large portion of our tickets and other access sold for our events, much of which is transacted indirectly through links with our internal websites. Our online operations depend upon secure transmission of confidential information over public networks, including information permitting and transacting cashless payments. We commit significant internal and external resources to network security, data encryption, and other security measures to protect our networks and data, but there can be no assurance these security measures provide complete security. Our or third-party networks could be breached and we could be unable to protect sensitive data. A breach of our security networks that results in personal, corporate or other sensitive information being obtained by unauthorized persons could adversely affect our reputation with current or prospective customers and others. Such security breach could result in litigation against us, adverse regulatory actions or imposing substantial penalties or fines. Also, a security breach could require or result in us spending significant additional resources on our information security systems and could disrupt our operations, particularly sales and marketing. Any significant breach could have a material adverse impact on our future financial condition or results of operations.

**Our chairman owns a majority of our common stock and will control any matter submitted to a vote of our stockholders.**

As of March 1, 2013, Mr. O. Bruton Smith, our Chairman and Chief Executive Officer, beneficially owned, directly and indirectly, 29,000,800 shares of our common stock. As a result, he will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of all of our directors.

As a "controlled company" within the meaning of the NYSE rules, we also qualify for exemptions from certain corporate governance requirements, including the requirement that we have nominating and corporate governance and compensation committees composed entirely of independent directors. Although we qualify, we do not currently use this "controlled company" exemption.

**Our large net deferred tax liabilities, and changes in income tax laws, could adversely affect our financial condition and results of operations.**

At December 31, 2012, net deferred tax liabilities totaled $385.0 million, after reduction for net deferred tax assets of $741,000. At December 31, 2012, valuation allowances of $65.9 million have been provided against deferred tax assets because management has determined that ultimate realization is not more likely than not. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. Changes in tax laws, assumptions, estimates or methods used in the accounting for income taxes, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our future financial condition or results of operations.

**Environmental costs may negatively impact our financial condition.**

Solid waste landfilling has occurred on and around the property at CMS for many years. If damage to persons or property or contamination of the environment is determined to have been caused by the conduct of our business or by pollutants used, generated or disposed of by us, or which may be found on our property, we may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage. The amount of such liability, as to which we are self-insured, could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional significant expenditures by us for remediation and compliance.

**Land use laws may negatively impact our growth.**

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities or increase the costs of any such activities.

**The market price of our common stock could be adversely affected by future exercises or future grants of stock options, restricted stock, restricted stock unit awards or other stock-based compensation, sales of shares held by key personnel, or default of loans under which some of our common stock is pledged.**

The market price of our common stock could be adversely affected by the sale of approximately 1,148,000 shares of our common stock issuable upon the exercise of various options under our equity compensation plans, by the issuance or sale of approximately 1,930,000 shares of our common stock available for grant under our equity compensation plans, or by the sale of approximately 29,000,800 shares of our common stock available for resale in compliance with Rule 144 under the Securities Act, including shares held by Mr. O. Bruton Smith, our Chairman and Chief Executive Officer. The market price for our common stock could also be adversely affected if there was a default of one of the non-Company loans under which 10,550,000 shares of our common stock, owned by Mr. Smith and Sonic Financial Corporation, an affiliate through common ownership by Mr. Smith, have been pledged.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located at 5555 Concord Parkway South, Concord, North Carolina, 28027, and our telephone number is (704) 455-3239. A description of each SMI speedway as of December 31, 2012 follows:

*Atlanta Motor Speedway* – AMS is located on approximately 820 acres in Hampton, Georgia, approximately 30 miles south of downtown Atlanta. AMS is located in a top-ten media market, and has the long-standing reputation of offering fans some of the best on-track competition in NASCAR. AMS is a "state-of-the-art" 1.54-mile, lighted, asphalt, 24-degree banked, quad-oval superspeedway, with an on-site 2.5-mile road course and 46 condominiums overlooking the speedway. AMS has permanent seating capacity of approximately 98,000, including 123 luxury suites.

*Bristol Motor Speedway* – BMS is located on approximately 670 acres in Bristol, Tennessee and is a 0.533-mile, lighted, high-banked concrete oval speedway. BMS also owns and operates Thunder Valley, a 1/4-mile modern, lighted dragway, which features permanent grandstand seating, luxury suites and extensive fan amenities. We believe BMS is the most popular facility on the Sprint Cup circuit among race fans due to its steep banked turns, lighted nighttime races and outstanding stadium-like views. BMS has permanent seating capacity of approximately 158,000, including 196 luxury suites.

*Charlotte Motor Speedway* – CMS is located on approximately 1,310 acres in Concord, North Carolina, approximately 12 miles northeast of uptown Charlotte. CMS was one the first superspeedways built and was the first superspeedway in North America lighted for nighttime racing. CMS's main track is a 1.5-mile banked, asphalt quad-oval facility, with significant club-style seating offering convenient access to premium restaurant-quality food and beverage service and 52 condominiums overlooking turn one. CMS has the world's largest high-definition video board, and a modern media center with leading-edge technology infrastructure and access. CMS also has an executive office tower adjoining the main grandstand, featuring The Speedway Club at CMS which offers exclusive dining and entertainment and premium restaurant, catering and corporate meeting facilities.

CMS owns and operates the zMAX Dragway, a leading-edge facility featuring a unique, lighted "four lane" racing configuration, almost 30,000 premium permanent seats, 31 luxury suites and upscale food and beverage concession areas. CMS also has a 4/10-mile, modern, lighted, dirt track facility, several lighted "short" tracks (a 1/5-mile asphalt oval, a 1/4-mile asphalt oval and a 1/5-mile dirt oval), and a 2.25-mile asphalt road course. CMS has permanent seating capacity of approximately 134,000, including 113 luxury suites.

*Kentucky Speedway* – KyS is located in Sparta, Kentucky, approximately one-half hour south of Cincinnati, Ohio and strategically located between Lexington and Louisville, Kentucky, on approximately 990 acres, featuring a 1.5-mile, asphalt, tri-oval superspeedway. KyS has significant club-style seating with convenient access to food and beverage service, and modern and extensive infield media center, garage and fan-zone entertainment facilities. KyS has permanent seating capacity of approximately 107,000, including 39 luxury suites.

*Las Vegas Motor Speedway* – LVMS is located on approximately 1,030 acres in Las Vegas, Nevada, and consists of a 1.5-mile, lighted, asphalt, quad-oval superspeedway, and several other on-site paved and dirt race tracks. These other race tracks include a 1/4-mile dragstrip, 1/8-mile dragstrip, 2.5-mile road course, 1/2-mile clay oval, 3/8-mile paved oval, motocross and other off-road race courses. LVMS also owns and operates a modern, state-of-the-art dragway, The Strip at Las Vegas Motor Speedway, which features permanent grandstand seating, luxury suites and extensive fan amenities.

LVMS has significant club-style seating at its superspeedway, with convenient access to premium restaurant-quality food and beverage service. LVMS also has one of the most modern and extensive infield media centers, garage and fan-zone entertainment facilities in motorsports, The Neon Garage. LVMS has permanent seating capacity of approximately 123,000, including 102 luxury suites.

*New Hampshire Motor Speedway* – NHMS is a multi-use complex located in Loudon, New Hampshire on approximately 1,180 acres approximately 80 miles northwest of Boston, consisting of a 1.058-mile asphalt, oval superspeedway and a 1.6-mile road course. NHMS is located in a top-ten media market, and is the largest sports facility in New England. NHMS has permanent seating capacity of approximately 96,000, including 38 luxury suites.

*Sonoma Raceway* – SR is located on approximately 1,600 acres in Sonoma, California and consists of a 2.52-mile, twelve-turn road course, a 1/4-mile modern dragstrip, and a modern, expansive industrial park. SR is located in a top-ten media market, and is one of only two road courses on the NASCAR Sprint Cup Series race schedule. For NASCAR Sprint Cup and other racing, SR's road course is reconfigured into a 10-turn, 1.99-mile course by creating "The Chute", which connects Turns 4 and 7 and provides spectators with improved sightlines and expanded viewing areas. SR also has a world-class 16-turn, three-quarter mile karting center.

SR installed a large number of solar panels and a large, solar-powered LED display board as part of their "green initiatives", which offset portions of their overall energy needs. SR has permanent seating capacity of approximately 47,000 (many are hillside terrace seats), including 27 luxury suites, and provides temporary seating and other general admission seating arrangements along its 2.52-mile road course.

*Texas Motor Speedway* – TMS, located on approximately 1,490 acres in Fort Worth, Texas, is a 1.5-mile, lighted, banked, asphalt quad-oval superspeedway, with an infield 2.5-mile road course, a 4/10-mile, modern, lighted, dirt track facility and 76 condominiums overlooking turn two of the speedway. TMS is one of the largest sports facilities in the United States in terms of permanent seating capacity, and is located in a top-ten media market. TMS has premium club-style seating areas in approximately 50 converted luxury suites, and some of the most modern and extensive infield media centers, garage and fan-zone entertainment facilities in motorsports, including an infield two-story, multi-purpose Victory Lane Broadcast Center facility for television and radio media broadcast coverage of our events.

TMS has an executive office tower adjoining the main grandstand overlooking the speedway, featuring The Speedway Club at TMS which offers exclusive dining and entertainment, premium restaurant, catering and corporate meeting facilities and a health-fitness membership club. We operate the TMS facilities under a 30-year arrangement with the Fort Worth Sports Authority as further described in Note 2 to the Consolidated Financial Statements. TMS has permanent seating capacity of approximately 137,000, including 194 luxury suites.

## ITEM 3. LEGAL PROCEEDINGS

We are involved in various lawsuits in the normal course of business, some of which involve material claims. Management does not believe the outcome of these lawsuits or incidents will have a material adverse effect on our future financial position, results of operations or cash flows. New or material developments, if any, on the more significant of these lawsuits are described in Note 10 to the Consolidated Financial Statements. See our "Risk Factors" for additional information on our liability insurance program and self-insured retention.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

# PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SMI's common stock is traded on the NYSE under the symbol "TRK." As of March 1, 2013, 41,412,049 shares of common stock were outstanding and held by approximately 2,337 record holders based on information from our stock transfer agent. The Company had no unregistered sales of equity securities during 2012.

We intend to retain a substantial portion of our future earnings to provide funds for the operation and expansion of our business. SMI depends on cash flows and other payments from our speedways and other subsidiaries to pay cash dividends to stockholders, as well as meet debt service and working capital requirements. Our Board of Directors approved aggregate dividends on common stock in 2010 through 2012 as follows (in thousands except per share amounts):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash dividends paid | $24,883 | $16,623 | $16,774 |
| Dividends per common share | $ 0.60 | $ 0.40 | $ 0.40 |

Quarterly dividends were declared in each of the three year periods. All declaration, record and payment dates were in the same fiscal periods. On February 13, 2013, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million payable on March 15, 2013 to shareholders of record as of March 1, 2013. All cash dividends were or will be paid using available cash and cash investments. Although we plan to continue paying quarterly cash dividends, we may or may not pay similar cash dividends in the future. Any decision concerning the payment of dividends depends upon our results of operations, financial condition, capital expenditure plans, applicable limitations under our debt agreements as further described in Note 6 to the Consolidated Financial Statements, and other factors as the Board of Directors or its designees, in their sole discretion, may consider relevant.

The following table sets forth the high and low closing sales prices for SMI's common stock as reported by the NYSE for each calendar quarter during the periods indicated:

| | High | Low |
|---|---|---|
| 2012: | | |
| First Quarter | $18.68 | $14.56 |
| Second Quarter | 19.08 | 15.69 |
| Third Quarter | 17.70 | 14.90 |
| Fourth Quarter | 18.03 | 15.24 |
| 2011: | | |
| First Quarter | $15.98 | $14.01 |
| Second Quarter | 16.34 | 13.10 |
| Third Quarter | 14.52 | 11.64 |
| Fourth Quarter | 15.35 | 11.50 |

## STOCK REPURCHASE PROGRAM

In April 2005, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to one million shares of SMI outstanding common stock in open market or private transactions, depending on market conditions, share price, applicable limitations under our debt agreements, and other factors the Board of Directors or its designees, in their sole discretion, may consider relevant. The program was first announced to the public on April 27, 2005. The amount of repurchases made under the program in any given month or quarter may vary as a result of changes in our business, operating results, working capital or other factors, and may be suspended or discontinued at any time. In each of February 2007, December 2008, and

December 2009, our Board of Directors increased the authorized total number of shares that can be repurchased under this program by one million, for a present approved program aggregate of 4,000,000 shares, under the same terms and conditions as previous share repurchase authorizations. The program currently has no scheduled expiration date. We could repurchase up to an additional 244,000 shares under the current authorization as of December 31, 2012.

As set forth in the table below, we repurchased 124,000 shares of common stock under this program for approximately $2.0 million in 2012. In 2012 and 2011, approximately 33,000 and 20,000 shares of our common stock were delivered to us at an average price per share of $16.32 and $13.98, respectively, in satisfaction of tax withholding obligations of holders of restricted shares issued under our equity compensation plans that vested during the periods. Those shares are reflected in the table below.

Issuer Purchases of Equity Securities under Authorized Programs as of December 31, 2012

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| January through September 2012 | 116,000 | $16.34 | 94,000 | 274,000 |
| October 2012 | 11,000 | 16.63 | 11,000 | 263,000 |
| November 2012 | 10,000 | 15.81 | 10,000 | 253,000 |
| December 2012 | 20,000 | 16.96 | 9,000 | 244,000 |
| Fourth Quarter 2012 | 41,000 | 16.48 | 30,000 | 244,000 |
| Total 2012 | 157,000 | $16.38 | 124,000 | 244,000 |

## STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative stockholder return on our common stock against the cumulative total returns of the Standard & Poor's 500 Index, the Russell 2000 Index and a Peer Group Index for the period December 31, 2007 through December 31, 2012. The Russell 2000 Index is included because management believes, as a small-cap index, it more closely represents companies with market capitalization similar to ours than the Standard & Poor's 500 Index. The Peer Group Index consists of International Speedway Corporation, Walt Disney Co., and Dover Motorsports, Inc., all of which are publicly traded companies involved in the amusement, sports and recreation industries. The graph assumes $100 was invested on December 31, 2007 in each of our common stock, the Standard & Poor's 500 Index, the Russell 2000 Index and the Peer Group Index companies, and all dividends were reinvested.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Speedway Motorsports, Inc., the S&P 500 Index, the Russell 2000 Index, and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Speedway Motorsports, Inc.
S&P 500
Russell 2000
Peer Group

## ITEM 6. SELECTED FINANCIAL DATA

All financial data below are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and accompanying Notes appearing elsewhere in this report. The composition and categorization of our revenues and expenses, and further information on our operations and results, are set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OPERATING STATEMENT DATA(1)

| Years Ended December 31: | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| (in thousands, except per share data) | | | | | |
| Revenues: | | | | | |
| Admissions | $ 116,034 | $ 130,239 | $ 139,125 | $ 163,087 | $ 188,036 |
| Event related revenue | 151,562 | 163,621 | 156,691 | 178,805 | 211,630 |
| NASCAR broadcasting revenue | 192,662 | 185,394 | 178,722 | 173,803 | 168,159 |
| Other operating revenue | 29,902 | 26,591 | 27,705 | 34,827 | 43,168 |
| Total revenues | 490,160 | 505,845 | 502,243 | 550,522 | 610,993 |
| Expenses and other: | | | | | |
| Direct expense of events | 101,402 | 106,204 | 100,843 | 100,922 | 113,477 |
| NASCAR purse and sanction fees | 122,950 | 120,146 | 120,273 | 123,078 | 118,766 |
| Other direct operating expense | 18,908 | 20,352 | 21,846 | 26,208 | 34,965 |
| General and administrative | 90,407 | 89,384 | 85,717 | 84,250 | 84,029 |
| Depreciation and amortization | 55,499 | 54,004 | 52,762 | 52,654 | 48,146 |
| Interest expense, net | 41,217 | 42,112 | 52,095 | 45,081 | 35,914 |
| Impairment of goodwill and other intangible assets(2) | – | 48,609 | – | 7,273 | – |
| Loss on early debt redemption and refinancing(3) | – | 7,456 | – | – | – |
| Equity investee losses (earnings)(4) | – | – | – | 76,657 | (1,572) |
| Other (income) expense, net | (3,908) | (342) | (2,378) | 337 | (1,077) |
| Total expenses and other | 426,475 | 487,925 | 431,158 | 516,460 | 432,648 |
| Income from continuing operations before income taxes | 63,685 | 17,920 | 71,085 | 34,062 | 178,345 |
| Provision for income taxes | (21,892) | (23,481) | (25,822) | (40,220) | (72,442) |
| Income (loss) from continuing operations | 41,793 | (5,561) | 45,263 | (6,158) | 105,903 |
| Income (loss) from discontinued operation, net of taxes(5) | 326 | (883) | (782) | (4,145) | (25,863) |
| Net Income (Loss) | $ 42,119 | $ (6,444) | $ 44,481 | $ (10,303) | $ 80,040 |
| Basic earnings (loss) per share: | | | | | |
| Continuing operations | $ 1.01 | $ (0.14) | $ 1.08 | $ (0.14) | $ 2.44 |
| Discontinued operation(5) | 0.01 | (0.02) | (0.02) | (0.10) | (0.60) |
| Net Income (Loss) | $ 1.02 | $ (0.16) | $ 1.06 | $ (0.24) | $ 1.84 |
| Weighted average shares outstanding | 41,431 | 41,524 | 41,927 | 42,657 | 43,410 |
| Diluted earnings (loss) per share: | | | | | |
| Continuing operations | $ 1.01 | $ (0.14) | $ 1.08 | $ (0.14) | $ 2.44 |
| Discontinued operation(5) | 0.01 | (0.02) | (0.02) | (0.10) | (0.60) |
| Net Income (Loss) | $ 1.02 | $ (0.16) | $ 1.06 | $ (0.24) | $ 1.84 |
| Weighted average shares outstanding | 41,437 | 41,524 | 41,928 | 42,657 | 43,423 |
| BALANCE SHEET DATA(1) | | | | | |
| Cash, cash equivalents and short-term investments | $ 106,408 | $ 87,368 | $ 93,175 | $ 98,626 | $ 58,065 |
| Equity investment in associated entity(4) | – | – | – | – | 77,066 |
| Goodwill and other intangible assets(2)(6) | 533,689 | 533,677 | 582,298 | 575,996 | 583,328 |
| Assets of discontinued operation(5) | – | – | 2,150 | 101 | 2,101 |
| Total assets | 1,877,113 | 1,904,643 | 1,951,524 | 1,969,021 | 2,034,409 |
| Long-term debt, including current maturities: | | | | | |
| Revolving credit facility and term loan(3) | 95,000 | 145,000 | 20,000 | 70,000 | 350,000 |
| Senior notes(3) | 420,758 | 419,517 | 268,275 | 267,034 | – |
| Senior subordinated notes(3) | – | – | 330,000 | 330,000 | 330,000 |
| Other debt(1) | 5,501 | 8,040 | 10,422 | 5,328 | 6,480 |
| Liabilities of discontinued operation(5) | – | – | – | 1,014 | 382 |
| Stockholders' equity | 857,876 | 841,180 | 866,237 | 848,213 | 885,362 |
| Cash dividends per share of common stock | $ 0.60 | $ 0.40 | $ 0.40 | $ 0.36 | $ 0.34 |

*Non-GAAP Financial Information and Reconciliation* – Income from continuing operations, and diluted earnings per share from continuing operations as adjusted and set forth below are non-GAAP (other than generally accepted accounting principles) financial measures presented as supplemental disclosures to net income (loss), diluted earnings (loss) per share, income (loss) from continuing operations, and diluted earnings (loss) per share from continuing operations. Non-GAAP income and diluted earnings per share from continuing operations below are derived by adjusting GAAP basis amounts as described below in the indicated footnotes. The following schedule separately presents individual corresponding GAAP amounts and adjustments net of taxes, and reconciles non-GAAP financial measures below to their most directly comparable information presented using GAAP. See Notes 2, 5, 6, and 14 to the Consolidated Financial Statements for additional information on the 2011 impairment of goodwill and other intangible assets, 2011 loss on early debt redemption and refinancing, and discontinued operations.

This non-GAAP financial information is presented nowhere else in this Annual Report. Management believes such non-GAAP information is useful and meaningful to investors because it identifies and separately presents equity investee results, adjusts for transactions that are not reflective of ongoing operating results, and helps in understanding, using and comparing our results of operations separate from equity investees for the periods presented. Management uses the non-GAAP information to assess our operations for the periods presented, analyze performance trends and make decisions regarding future operations because it believes this separate and adjusted information better reflects ongoing operating results. This non-GAAP financial information is not intended to be considered independent of or a substitute for results prepared in accordance with GAAP. This non-GAAP financial information may not be comparable to similarly titled measures used by other entities and should not be considered as alternatives to net income (loss), diluted earnings (loss) per share, or income (loss) and diluted earnings (loss) per share from continuing operations, determined in accordance with GAAP.

| Years Ended December 31: | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| (in thousands, except per share data) | | | | | |
| Consolidated net (loss) income using GAAP | $42,119 | $ (6,444) | $44,481 | $(10,303) | $ 80,040 |
| Income (loss) from discontinued operation[5] | (326) | 883 | 782 | 4,145 | 25,863 |
| Consolidated income (loss) from continuing operations | 41,793 | (5,561) | 45,263 | (6,158) | 105,903 |
| Equity investee losses (earnings)[4] | – | – | – | 76,657 | (1,572) |
| Impairment of goodwill and other intangible assets[2] | – | 48,609 | – | 4,407 | – |
| Loss on early debt redemption and refinancing[3] | – | 4,471 | – | – | – |
| Non-GAAP income from continuing operations | $41,793 | $47,519 | $45,263 | $ 74,906 | $104,331 |
| Consolidated diluted earnings (loss) per share using GAAP | $ 1.02 | $ (0.16) | 1.06 | $ (0.24) | $ 1.84 |
| Discontinued operation[5] | (0.01) | 0.02 | 0.02 | 0.10 | 0.60 |
| Consolidated diluted earnings (loss) per share from continuing operations | 1.01 | (0.14) | 1.08 | (0.14) | 2.44 |
| Equity investee losses (earnings)[4] | – | – | – | 1.80 | (0.04) |
| Impairment of goodwill and other intangible assets[2] | – | 1.17 | – | 0.10 | – |
| Loss on early debt redemption and refinancing[3] | – | 0.11 | – | – | – |
| Non-GAAP diluted earnings per share from continuing operations | $ 1.01 | $ 1.14 | $ 1.08 | $ 1.76 | $ 2.40 |

(1) We purchased NHMS on January 11, 2008 for cash of approximately $340.0 million and KyS on December 31, 2008 through satisfaction of $63.3 million in debt, payment of $7.5 million over 5 years, and contingent additional consideration of $7.5 million over 5 years. These purchases were funded with available cash and borrowings under our Credit Facility. The purchase method was used to account for these acquisitions and the results of operations after acquisition are included in our consolidated statements of operations. As further described in Note 6 to the Consolidated Financial Statements, other debt pertains to two obligations associated with the purchase of KyS. The 2010 increase in other debt reflects an additional contingent obligation recorded upon satisfaction of certain triggering conditions.

(2) As further discussed in Note 2 to the Consolidated Financial Statements, a non-cash impairment charge (with no income tax benefit) was reflected in 2011 to reduce goodwill related to NHMS to estimated fair value. In 2009, a non-cash charge (with income tax benefits of $2.9 million) was reflected related to other intangible assets and goodwill associated with potentially unfavorable developments for certain promotional contracts and operations of The Source International, a merchandising subsidiary of SMI Properties.

(3) As further described in Note 6 to the Consolidated Financial Statements, we amended our Credit Facility in 2011, including a four-year term loan (the Credit Facility), issued the 2019 Senior Notes at par, and redeemed our 6¾% Senior Subordinated Notes previously due 2013 with proceeds from the 2019 Senior Notes issuance, Term Loan borrowings of $150.0 million and cash on hand. Loss on early debt redemption and refinancing represents a charge to earnings (before income taxes of $2.9 million), for the tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements. In May 2009, we issued the 2016 Senior Notes in aggregate principal amount of $275.0 million at 96.8% of par value, and net issuance proceeds were used to reduce outstanding Credit Facility borrowings. As further described in Note 15 to the Consolidated Financial Statements, we issued additional 2019 Senior Notes and amended our Credit Facility in the first quarter 2013, and plan to redeem all outstanding 2016 Senior Notes in the second quarter 2013.

(4) The Company and ISC equally own a joint venture, operating independently as Motorsports Authentics (MA) to produce, market and sell exclusive and non-exclusive licensed motorsports collectible and consumer products. We use the equity method of accounting for our 50% ownership in MA. The carrying value of our MA equity investment was reduced to $0 at December 31, 2009, reflecting our 50% share of MA's sizable 2009 and 2007 non-cash impairment charges and historical operating results, all with no income tax benefits. Under equity method accounting, beginning in 2010, we no longer record our 50% share of MA operating losses, if any, unless and until this carrying value is increased from additional Company investments in MA or to the extent of future MA operating profits, if any. See Note 2 to the Consolidated Financial Statements for additional information.

(5) As further described in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in the fourth quarter 2008. The net assets and operating results for these oil and gas activities, including all prior periods presented, have been reclassified as discontinued operations. The estimated fair values of our consolidated foreign investments in oil and gas operations were found substantially diminished and written off as of December 31, 2008 through an impairment charge included in our 2008 loss from discontinued operation. Loss from discontinued operation is reported net of income tax benefits of $1.7 million for 2008, and there were no income tax benefits for 2009, 2010, 2011 or 2012.

(6) As further described in Note 5 to the Consolidated Financial Statements, goodwill increased in 2010 from reflecting an obligation for additional purchase consideration associated with our 2008 KyS purchase upon satisfaction of certain triggering conditions.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition as of December 31, 2012 should be read in conjunction with our Consolidated Financial Statements and accompanying Notes and "Risk Factors" appearing elsewhere in this report. Additional information on our revenues and operations can found above in "Business – General Overview and Operating Strategy". See Note 13 to the Consolidated Financial Statements for additional information on our reporting segments and certain concentrated revenue streams.

## RESULTS OF OPERATIONS

Our core business is promoting, marketing and sponsoring motorsports events and activities. We derive a substantial portion of our total revenues from admissions, event related and NASCAR broadcasting revenue. Our revenues and expenses are classified in the following categories because they are important to, and used by, management in assessing operations:

- Admissions – includes ticket sales for all of our events
- Event related revenue – includes amounts received from sponsorship and naming rights fees (SR naming rights agreement expired in 2012), luxury suite rentals, event souvenir merchandise sales, commissions from food and beverage sales, advertising and other promotional revenues, radio programming, hospitality revenues, track rentals, driving school and karting revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues
- NASCAR broadcasting revenue – includes rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at our speedways
- Other operating revenue – includes certain merchandising revenues of SMI Properties and subsidiaries; car and part sales of US Legend Cars; restaurant, catering and membership income from the Speedway Clubs at CMS and TMS; revenues of Oil-Chem, which produces an environmentally-friendly micro-lubricant®; TMS oil and gas mineral rights lease revenues; and industrial park and office rentals

Our revenue items produce different operating margins. Broadcast rights, sponsorships, ticket sales, commissions from food and beverage sales, and luxury suite and track rentals produce higher margins than non-event merchandise sales, as well as sales of US Legend Cars, Oil-Chem, SMI Properties and subsidiaries or other operating revenues.

We classify our expenses, among other categories, as follows:

- Direct expense of events – principally includes cost of souvenir sales, non-NASCAR race purses and sanctioning fees, property and event insurance, compensation of event related employees, advertising, sales and admission taxes, cost of driving school and karting revenues, event settlement payments to non-NASCAR sanctioning bodies and outside event support services
- NASCAR purse and sanction fees – includes payments to, and portions of broadcasting revenues retained by, NASCAR for associated events held at our speedways
- Other direct operating expense – includes the cost of certain SMI Properties and subsidiaries merchandising, US Legend Cars, Speedway Clubs, Oil-Chem and industrial park and office tower rental revenues

Along with our principal operations of motorsports racing and related events, our ancillary businesses are further described and categorized as "Non-Event Motorsports Related Merchandise Revenue", "Non-Motorsports Merchandise Revenue", and "Other Revenue" below. The following table shows the composition of selected revenues for the three years ended December 31, 2012 (in thousands):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| Admissions | $116,034 | 24% | $130,239 | 26% | $139,125 | 28% |
| NASCAR broadcasting | 192,662 | 39% | 185,394 | 37% | 178,722 | 36% |
| Sponsorships | 57,633 | 12% | 63,378 | 12% | 63,062 | 12% |
| Other event related | 81,019 | 17% | 85,256 | 17% | 80,882 | 16% |
| Souvenir and other merchandise | 31,634 | 6% | 33,677 | 7% | 32,930 | 7% |
| Other | 11,178 | 2% | 7,901 | 1% | 7,522 | 1% |
| Total revenue | $490,160 | 100% | $505,845 | 100% | $502,243 | 100% |

*Admissions* – Our admissions revenues include ticket sales for our events at a wide range of prices, generally established based on spectator demand, economic conditions and, at times, cost of living increases. Although we sell many tickets in advance, we promote outdoor motorsports events and weather conditions surrounding these events can significantly affect sales of tickets, particularly because we promote a limited number of premier events.

*NASCAR Broadcasting* – We negotiate annual contracts with NASCAR for domestic television station and network broadcast coverage of all of our NASCAR-sanctioned events. NASCAR broadcasting revenue consists of rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at our speedways.

*Sponsorships* – Our revenue from corporate sponsorships is received in accordance with negotiated contracts. Sponsors and the terms of sponsorships change from time to time. Sponsorships generally consist of event, official and facility naming rights agreements (SR naming rights agreement expired in 2012). We have sponsorship contracts with many major manufacturing and consumer products companies and brands, and many include official sponsorship designations at our speedways and exclusive advertising and promotional rights in various sponsor product categories. None of our individual sponsorship or naming rights contracts exceeded 5% of total revenues in 2012.

Our marketing agreements sometimes include multiple specified elements such as sponsorships, tickets, hospitality, suites or on-site advertising in varying combinations for one or more events or contract periods, although there is typically a predominant element. Our marketing agreements can be event, speedway or period specific, or pertain to multiple events, speedways or years.

*Other Event Related* – We derive other event related revenue from various marketing agreements for on-site advertising, hospitality and other promotion related activities, and commissioned food and beverage sales during racing and non-racing events, speedway catered "hospitality" receptions and private parties. Food and beverages are also sold to individual, group, corporate and other customers primarily in concession areas located on or near speedway concourses, other areas surrounding our speedway facilities, and in luxury suites, club-style seating and food court areas located within the speedway facilities.

We also derive revenue from luxury suite rentals, parking and other event and speedway related activities. Our speedways and related facilities are frequently leased to others for use in driving schools, testing, research and development of race cars and racing products, concerts, settings for commercials and motion pictures, and other outdoor events. We derive event related revenue from the sale of commercial time and other radio broadcast programming on PRN. We also receive revenue for ancillary broadcasts associated with NASCAR.com, NASCAR Radio, international and other media (amounts received in 2012 were not significant). None of our individual other event related contracts exceeded 5% of total revenues in 2012.

*Souvenir and Other Merchandise* – We derive event related revenue from sales of owned motorsports related souvenir merchandise and commissioned souvenir merchandise sales during racing and non-racing events and in our speedway gift shops throughout the year. Souvenir merchandise is sold in concession areas located on or near speedway concourses and other areas surrounding our speedway facilities to individual, group, corporate and other customers. Fees and sales based commissions are paid to us by third-party vendors to allow on-site selling of merchandise and promotional items during our events and activities. Such revenues are generated primarily from SMI Properties and SMI Trackside event souvenir merchandising for our speedways and third-party speedways ("motorsports event merchandise"). We derive other operating revenue from certain SMI Properties and subsidiaries, and Legend Cars operations ("non-event, motorsports related merchandise"). We also derive other operating revenue from Oil-Chem ("non-motorsports merchandise").

*Other* – We derive other operating revenue from The Speedway Club at CMS and The Speedway Club at TMS (together the "Speedway Clubs") dining and entertainment facilities, which serve individual, group, corporate and other clientele. We also derive other operating revenue from leasing of SR's industrial park to individuals, corporate and other customers, including race teams and driving schools, from leasing of office towers located at several of our speedways to motorsports and non-motorsports associated corporate and other customers, TMS oil and gas mineral rights lease revenues, and from the sanctioning of US Legend Cars circuit races. As further discussed in Note 2 to the Consolidated Financial Statements, we recognized approximately $3.2 million of revenue in 2012 related to the two-year TMS oil and gas mineral rights lease. The lease is scheduled to expire December 2013 and, at this time, we are uncertain if or when it may be extended.

## NEAR-TERM OPERATING FACTORS

There are many factors that affect our growth potential, future operations and financial results, including the following operating factors that are discussed below or elsewhere as indicated.

*Significant items discussed elsewhere in indicated sections of this report:*

- First quarter 2013 issuance of "additional" 6¾% Senior Notes and Credit Facility amendment, and planned second quarter 2013 redemption of 8¾% Senior Notes and possible earnings charge (discussed below in "Liquidity" and Note 15 to the Consolidated Financial Statements)
- Reduced interest costs anticipated from 2013 financing transactions and sizable long-term debt repayments in 2012 and 2011 (discussed below in "Liquidity")
- Estimated 2013 capital expenditures of $20 to 30 million compared to $26.8 million in 2012, representing sizable reductions compared to $59.3 million in 2011 and many previous years (discussed below in "Capital Expenditures")
- Our long-term, multi-year contracted revenues are significant (discussed above in "Business – General Overview")
- New expanded multi-year, multi-platform NASCAR Broadcasting Rights Agreement, and existing NASCAR Broadcasting Rights Agreements (discussed above in "Business – Industry Overview")
- Ongoing improvements in our sport (discussed above in "Business – Industry Overview")
- Remaining interest in Discontinued Operation dissolved in first quarter 2013 (discussed in Note 14 to the Consolidated Financial Statements)
- Quarterly cash dividends on common stock (discussed below in "Liquidity and Capital Resources – Dividends")

*General Factors and Current Operating Trends* – Our results for the 2012 race season reflect decreases in admissions, ancillary broadcasting rights, naming rights and other event related revenue categories. Management believes many of our revenue categories continue to be negatively impacted by declines in consumer and corporate spending from the recession, including high unemployment, high fuel, food and health-care costs, difficult housing markets and other economic factors. The strength and duration of recovery in the US economy currently remains uncertain. Possible changes in governmental taxing, regulatory, spending and other policy could significantly impact consumer spending, economic recovery and our future results. Government responses and actions may or may not successfully restore long-term stability to the consumer and credit markets and improve economic conditions. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could lead to higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. Whether or when these difficult conditions might further improve cannot be determined at this time. See our "Risk Factors" for additional information on ongoing recessionary conditions, financial market disruptions and geopolitical risks.

Most of our NASCAR Sprint Cup, Nationwide and Camping World Truck Series event sponsorships for the 2013 racing season, and many for years beyond 2013, are already sold. Many of our other sponsorships and corporate marketing contracts are for multiple years beyond 2013. For our 2013 events, similar to 2012 and 2011, management has maintained many reduced ticket prices, and continues to offer extended payment terms to many ticket buyers (although generally not beyond when events are held) to help foster fan support and offset the ongoing impact of these adverse economic and market conditions. Many of our fans are purchasing tickets closer to event dates. We have increased promotional campaigns to incentivize earlier ticket purchasing and season ticket package renewal. SMI's seasonal and event based business model results in relatively long revenue cycles because many tickets and event related revenues are sold in advance. As such, it may take relatively longer for SMI's results to again reflect sales growth as economic conditions improve. While lower ticket prices and extended payment terms can affect operating margins and lengthen cash flow cycles as compared to historical levels, management believes these are prudent measures in the current operating environment.

Much of the success of the sport of NASCAR racing has long been attributed to the enduring and unsurpassed loyalty of our fans and customer base. While those long-time fans are more important to us than ever, we recognize the importance of capturing the next generation of race fans as the average age of the general population and our traditional fan base increases. We believe that a portion of the decline in attendance over the past few years can be attributed to that changing demographic. We are, therefore, increasingly investing in new marketing approaches and leading-edge technology to foster attendance by families, particularly those with younger children and teenagers. We are investing in social media advertising, web-based applications and interactive digital systems to enhance pre-race and during-the-race entertainment experiences that appeal to our younger demographic markets. We are offering and expanding our family-friendly and first-time fan programs to help educate and engage patrons who are new to the sport. We believe our initiatives, along with other factors discussed elsewhere, will encourage increased attendance, but are unable to quantify the timing or amount, if any, of that future impact.

*New and Existing NASCAR Broadcasting Rights Agreements* – As further described above in "Business – General Overview and Industry Overview", much of our future revenues are already contracted under television broadcasting rights and other long-term contracts. We participate in the combined eight-year NASCAR agreements with FOX, ABC/ESPN, TNT and SPEED Channel for the domestic television broadcast rights to all NASCAR Sprint Cup, Nationwide and Camping World Truck Series events for 2007 through 2014. This eight-year NASCAR broadcasting rights arrangement provides us with increases in annual contracted revenues through 2014 averaging 3% per year. Our total contracted NASCAR broadcasting revenues are expected to approximate $199 million for 2013. NASCAR recently announced it has reached an eight-year, multi-platform agreement with FOX Sports Media Group for the broadcasting and digital rights to 13 NASCAR Sprint Cup Series races and the entire Camping World Truck Series (along with practice and qualifying) beginning in 2015 through 2022. We believe this new stronger contract bodes well for NASCAR's ongoing negotiations for the remaining portion of our sport's season, and reflects the increasing value of our premium media content.

As further described in our "Risk Factors", a lack of competitiveness in Sprint Cup Series races, the closeness of the championship points race, race car driver popularity, and the success of NASCAR racing in general, in any particular racing season, can also significantly impact our operating results. These and similar factors can affect attendance at NASCAR Sprint Cup and Nationwide racing events, as well as corporate marketing interest, that can significantly impact our operating results. All of the aforementioned factors, among others, can have a material adverse impact on our future operating results, cash flows and growth. However, management believes our strong operating cash flow will continue, and that ticket demand and corporate marketing and promotional spending will increase as the economy improves. See "Business, Industry Overview" for additional information on ongoing improvements in our sport. The demand and appeal for motorsports entertainment in our markets has remained relatively strong even in challenging circumstances. Our corporate and other customers are increasingly involved in diversified non-motorsports industries, demonstrating the high marketing value of financial involvement and sponsorship in NASCAR and other motorsports racing. We believe expanding marketing demographics, the intensifying media coverage, as well as the industry's ongoing focus on enhancing NASCAR racing competition, provide us and NASCAR with many long-term marketing and future growth opportunities.

*2013 Earnings Guidance* – In connection with our fourth quarter and full year 2012 earnings release, management provided full year 2013 guidance of $0.90-$1.10 per diluted share from continuing operations. The range of earnings guidance reflects the continuing negative impact of difficult and uncertain economic conditions, including high unemployment and consumer costs. Higher fuel, health-care and food costs and unemployment, among other items, could significantly impact our future results.

## RACING EVENTS

As further described above in "Business – Operations", we plan to hold 24 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 11 Nationwide Series racing events in 2013. We also plan to hold six NASCAR Camping World Truck Series, three NASCAR K&N Pro Series, four NASCAR Whelen Modified Tour, two IndyCar Series, six major NHRA, one ARCA and three WOO racing events. In 2012, we held 24 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 11 Nationwide Series racing events. We also held eight NASCAR Camping World Truck Series, four NASCAR K&N Pro Series, four NASCAR Whelen Modified Tour, two IndyCar Series, six major National Hot Rod Association, and three WOO racing events. In 2011, we held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events, nine NASCAR Camping World Truck Series, four NASCAR K&N Pro Series, five NASCAR Whelen Modified Tour, five IndyCar Series, six major NHRA, and three WOO racing events. In 2010, we held 23 major racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series, eight NASCAR Camping World Truck Series, three NASCAR K&N Pro Series, five NASCAR Whelen Modified Tour, three IndyCar Series, six major NHRA, and three WOO racing events.

Set forth below is comparative summary information of our NASCAR Sprint Cup and Nationwide Series racing events scheduled for 2013 and held in 2012, 2011 and 2010:

| | Number of major NASCAR-sanctioned events | | | |
|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 |
| 1st Quarter | 4 | 4 | 4 | 5 |
| 2nd Quarter | 8 | 8 | 6 | 9 |
| 3rd Quarter | 8 | 8 | 9 | 5 |
| 4th Quarter | 4 | 4 | 4 | 4 |
| Total | 24 | 24 | 23 | 23 |

## YEAR OVER YEAR COMPARISONS OF OPERATING RESULTS

Management believes the comparative information below, along with the non-GAAP financial information in "Selected Financial Data" above, helps in understanding and comparing our results of operations. As further described above in "Near-term Operating Factors", management believes admissions, many event related revenue categories and other operating revenues continue to be negatively impacted by ongoing weak economic conditions. We believe our financial performance has not been materially affected by inflation.

The more significant racing schedule changes during the last three years include (hereafter referred to as "2012 or 2011 Race Date Realignments" as applicable):

- KyS held one realigned NASCAR Sprint Cup Series racing event in 2012 and 2011 that was held at AMS in 2010
- In 2011, one NASCAR Sprint Cup Series racing event at AMS was postponed and rescheduled due to poor weather
- LVMS held one IndyCar Series racing event in 2011 that was not held in 2012 or 2010
- In 2010, one NASCAR Sprint Cup and one Nationwide Series racing event at TMS were postponed and rescheduled due to poor weather
- KyS held one NASCAR Nationwide Series racing event in 2012 that was not held in 2011 or 2010, and one IndyCar Series racing event in 2011 and 2010 that was not held in 2012
- NHMS held one NASCAR Camping World Truck Series event in 2011 and 2010 that was not held in 2012, and one IndyCar Series racing event in 2011 that was not held in 2012 or 2010

### Year Ended December 31, 2012 Compared To Year Ended December 31, 2011

*Total Revenues* for 2012 decreased by $15.7 million, or 3.1%, from such revenues for 2011 due to the factors discussed below.

*Admissions* for 2012 decreased by $14.2 million, or 10.9%, from such revenue for 2011. This decrease is due to lower admissions revenue at certain NASCAR-sanctioned racing events held in 2012, reflecting lower attendance on a comparable year-over-year event basis. Lower attendance for NASCAR-sanctioned racing events in 2012 constituted approximately 71% of the total decline in NASCAR admissions revenue as compared to 2011. The decrease also reflects the 2012 Race Date Realignments described above on a combined basis.

*Event Related Revenue* for 2012 decreased by $12.1 million, or 7.4%, from such revenue for 2011. This decrease reflects lower ancillary broadcasting rights revenues, expiration of Sonoma's facility naming rights agreement, and lower event related revenues associated with certain NASCAR-sanctioned racing events on a comparable year-over-year event basis. Those decreases constituted approximately 74% of the overall decline in event related revenues. The decrease also reflects the 2012 Race Date Realignments described above on a combined basis. Among other revenue categories, the current period reflects lower souvenir merchandising and food and beverage concessions revenues as compared to KyS's inaugural NASCAR Sprint Cup race weekend held in 2011. The overall decrease was partially offset by higher track rental and driving school revenues in 2012.

*NASCAR Broadcasting Revenue* for 2012 increased by $7.3 million, or 3.9%, over such revenue for 2011. This increase is due to higher annual contractual broadcast rights fees for NASCAR-sanctioned racing events held in 2012 as compared to 2011 and, to a lesser extent, the 2012 NASCAR Race Date Realignments.

*Other Operating Revenue* for 2012 increased by $3.3 million, or 12.5%, over such revenue for 2011. This increase reflects TMS oil and gas mineral rights revenue (amounts recognized in 2011 were not significant) and, to a lesser extent, higher Oil-Chem revenues in 2012 as compared to 2011. The overall increase was partially offset by lower non-event merchandising revenues in 2012.

*Direct Expense of Events* for 2012 decreased by $4.8 million, or 4.5%, from such expense for 2011. This decrease reflects the non-NASCAR 2012 Race Date Realignments, with approximately 53% of the decline from associated non-NASCAR sanctioning and purse fees, and lower operating costs associated with certain lower event related revenues on a comparable year-over-year event basis (particularly souvenir merchandising relative to KyS's inaugural NASCAR Sprint Cup race weekend held in 2011). Admissions and event related revenues directly impact many event expenses such as sales and admission taxes, costs of merchandise sales, credit card processing fees, sales commissions and certain other operating costs. The overall decrease was partially offset by higher advertising costs in 2012 as compared to 2011.

*NASCAR Purse and Sanction Fees* for 2012 increased by $2.8 million, or 2.3%, over such expense for 2011. This increase is due primarily to higher annual contractual race purses and sanctioning fees for NASCAR-sanctioned racing events held in 2012 as compared to 2011, and to the 2012 NASCAR Race Date Realignments on a combined basis.

*Other Direct Operating Expense* for 2012 decreased by $1.4 million, or 7.1%, from such expense for 2011. This decrease is due to lower operating costs associated with non-event souvenir merchandising revenues, and a combination of individually insignificant items in 2012. The overall decrease was partially offset by higher operating costs associated with higher Oil-Chem revenues in 2012 as compared to 2011.

*General and Administrative Expense* for 2012 increased by $1.0 million, or 1.1%, over such expense for 2011. This increase reflects wage cost inflation, and a combination of individually insignificant items in 2012 as compared to 2011.

*Depreciation and Amortization Expense* for 2012 increased by $1.5 million, or 2.8%, over such expense for 2011. This increase is due primarily to additions to property and equipment, particularly at KyS.

*Interest Expense, Net* for 2012 was $41.2 million compared to $42.1 million for 2011. This change reflects lower total outstanding debt and lower interest on Credit Facility borrowings, including the Term Loan, which was partially offset by lower capitalized interest in 2012 as compared to 2011. See Note 6 to the Consolidated Financial Statements for additional information.

*Impairment of Goodwill* for 2011 represents a non-cash impairment charge (with no income tax benefit) to reduce the carrying value of goodwill related to NHMS to estimated fair value, resulting from our 2011 annual impairment assessment as further described in Note 2 to the Consolidated Financial Statements.

*Loss on Early Debt Redemption and Refinancing* for 2011 represents a charge to earnings before income taxes of $2.9 million, for the tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with former debt arrangements as further described in Note 6 to the Consolidated Financial Statements.

*Other Income, Net* for 2012 was $3.9 million compared to $342,000 for 2011. This change is due primarily to higher gains recognized on disposals of certain property in 2012 as compared to 2011. The remainder of the change was due to a combination of individually insignificant items.

*Income Tax Provision.* As further described in Note 8 to the Consolidated Financial Statements, our effective income tax rate for 2012 was 34.4%. The lower 2012 tax rate reflects favorable recoveries and settlements with certain taxing authorities, and lower effective state income tax rates. The substantially higher 2011 tax rate is due primarily to reflecting the 2011 goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years. Excluding the non-deductible goodwill impairment charge, our 2011 effective income tax rate would have been 36.1%.

*Income (Loss) From Discontinued Operation, Net of Taxes.* As further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. In 2012 and 2011, we incurred legal fees and other costs associated with efforts to sell or dissolve our remaining foreign investment interest and recover previously reserved receivables. The costs in 2012 were offset by a gain recognized upon favorable settlement of certain insurance claims.

*Net Income* for 2012 was $42.1 million compared to a net loss of $6.4 million for 2011. This change is due to the factors discussed above.

## Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

*Total Revenues* for 2011 increased by $3.6 million, or 0.7%, over such revenues for 2010 due to the factors discussed below.

*Admissions* for 2011 decreased by $8.9 million, or 6.4%, from such revenue for 2010. This decrease is due to lower average ticket prices and, to a lesser extent, lower overall admissions at NASCAR-sanctioned and other racing events held in 2011. Lower ticket prices in 2011 constitute approximately 78% of the total decline in admissions revenues for NASCAR-sanctioned racing events as compared to 2010. The overall decrease was partially offset by the 2011 Race Date Realignments, particularly KyS's NASCAR and, to a much lesser extent, NHMS's IndyCar race events.

Along with weak economic conditions, management believes admissions were also negatively impacted by poor weather surrounding NASCAR racing events held at AMS in the third quarter 2011, including rescheduling of its NASCAR Sprint Cup race from Sunday to Tuesday.

*Event Related Revenue* for 2011 increased by $6.9 million, or 4.4%, over such revenue for 2010. This increase reflects the 2011 Race Date Realignments, particularly KyS's NASCAR, and LVMS's and NHMS's IndyCar, events. The increase also reflects higher track rentals, driving school, souvenir merchandising, radio broadcasting, food and beverage concessions and other event related revenues in 2011. The overall increase was partially offset by declines of approximately 4% for event related revenues associated with NASCAR-sanctioned racing events held in 2011 as compared to 2010.

*NASCAR Broadcasting Revenue* for 2011 increased by $6.7 million, or 3.7%, over such revenue for 2010. This increase is due to higher annual contractual broadcast rights fees for NASCAR-sanctioned racing events held in 2011 as compared to 2010.

*Other Operating Revenue* for 2011 decreased by $1.1 million, or 4.0%, from such revenue for 2010. This decrease is due primarily to lower non-event souvenir merchandising and, to a lesser extent, Oil-Chem revenues, which were partially offset by higher US Legend Cars revenues in 2011 as compared to 2010.

*Direct Expense of Events* for 2011 increased by $5.4 million, or 5.3%, over such expense for 2010. This increase is due primarily to the 2011 Race Date Realignments, particularly KyS's NASCAR, and LVMS's and NHMS's IndyCar, events. The increase also reflects higher operating costs associated with increased souvenir merchandising revenues and, to a lesser extent, higher operating costs associated with AMS's rescheduled NASCAR Sprint Cup racing event due to poor weather. Admissions and event related revenues directly impact many event expenses such as sales and admission taxes, credit card processing fees, sales commissions and costs of merchandise sales. The overall increase was partially offset by cost reduction efforts for outside event support services and other event expenses.

*NASCAR Purse and Sanction Fees* for 2011 decreased by $127,000, or 0.1%, from such expense for 2010. This decrease is due primarily to lower annual contractual race purses and sanctioning fees for NASCAR-sanctioned racing events held in 2011. The overall decrease was partially offset by annual contractual race purses and sanctioning fees for other small NASCAR-sanctioned racing events in 2011.

*Other Direct Operating Expense* for 2011 decreased by $1.5 million, or 6.8%, from such expense for 2010. This decrease is due primarily to lower operating costs associated with the declines in non-event souvenir merchandising and, to a lesser extent, lower Oil-Chem sales in 2011. The overall decrease was partially offset by an increase in operating costs associated with higher US Legend Cars revenues in 2011.

*General and Administrative Expense* for 2011 increased by $3.7 million, or 4.3%, over such expense for 2010. This increase is due to higher operating costs associated indirectly with the 2011 Race Date Realignments, as well as increased compensation, property and other taxes and utilities costs. The increase also reflects a combination of individually insignificant items in 2011.

*Depreciation and Amortization Expense* for 2011 increased by $1.2 million, or 2.4%, over such expense for 2010. This increase is due primarily to additions to property and equipment at KyS and CMS. This increase is also due to a combination of individually insignificant items.

*Interest Expense, Net* for 2011 was $42.1 million compared to $52.1 million for 2010. As further described in Note 6 to the Consolidated Financial Statements, we amended our Credit Facility, issued the 2019 Senior Notes and redeemed all outstanding Senior Subordinated Notes in the first quarter 2011. This change reflects the lower interest rates on 2011 Credit Facility borrowings, including the Term Loan, as compared to our former debt arrangements. The change also reflects lower total outstanding debt and higher capitalized interest in 2011 as compared to 2010.

*Impairment of Goodwill* for 2011 represents a non-cash impairment charge (with no income tax benefit) to reduce the carrying value of goodwill related to NHMS to estimated fair value, resulting from our annual impairment assessment as further described in Note 2 to the Consolidated Financial Statements. This year's annual evaluation reflects lowered estimated future cash flows principally because of the severity and length of the recession extending beyond our previous forecast, reducing visibility on profitability recovery. The goodwill originated upon recording deferred tax liabilities associated with race date intangibles established under purchase method accounting rules. Those rules required deferred tax liabilities be established assuming we would ultimately sell NHMS assets, and not stock, for tax reporting purposes, and prohibit elimination or adjustment notwithstanding such ultimate payment of taxes was, and still is, believed unlikely.

*Loss on Early Debt Redemption and Refinancing* for 2011 represents a charge to earnings of approximately $7.5 million, before income taxes of $2.9 million, for the tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements as further described in Note 6 to the Consolidated Financial Statements.

*Other Income, Net* was $342,000 for 2011 compared to $2.4 million for 2010. This change reflects net losses in 2011 as compared to net gains in 2010 on the disposition of property and equipment and other assets. The change also reflects lower unused loan commitment fees in 2011, and a combination of individually insignificant items.

*Income Tax Provision.* As further discussed in Note 8 to the Consolidated Financial Statements, the Company's effective income tax rate for 2011 was 131.0% and for 2010 was 36.3%. The higher 2011 effective income tax rate results primarily from reflecting the goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years. Excluding the non-deductible goodwill impairment charge, the 2011 effective income tax rate would have been 36.1%. The 2010 effective income tax rate reflects the positive impact of decreases in income tax liabilities related to uncertain tax positions for settlements with taxing authorities.

*Loss From Discontinued Operation, Net of Taxes.* As further discussed in Note 14 to the Consolidated Financial Statements, we discontinued our oil and gas operations in 2008. In 2011, we incurred legal fees and other costs associated with efforts to sell our remaining foreign investment interest. In 2010, we incurred costs primarily for legal and management fees associated with efforts to maximize and preserve remaining investment realizable value, if any, and recovered previously reserved receivables through favorable settlements.

*Net Loss* for 2011 was $6.4 million compared to net income of $44.5 million for 2010. This change is due to the factors discussed above.

The table below shows the relationship of our income and expenses relative to total revenue for the three years ended December 31, 2012:

| | Percentage of Total Revenue | | |
|---|---|---|---|
| Years Ended December 31: | 2012 | 2011 | 2010 |
| Revenues: | | | |
| Admissions | 23.7% | 25.7% | 27.7% |
| Event related revenue | 30.9 | 32.3 | 31.2 |
| NASCAR broadcasting revenue | 39.3 | 36.7 | 35.6 |
| Other operating revenue | 6.1 | 5.3 | 5.5 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| Expenses and other: | | | |
| Direct expense of events | 20.7 | 21.0 | 20.0 |
| NASCAR purse and sanction fees | 25.1 | 23.8 | 23.8 |
| Other direct operating expense | 3.9 | 4.0 | 4.3 |
| General and administrative | 18.4 | 17.7 | 17.0 |
| Depreciation and amortization | 11.3 | 10.7 | 10.5 |
| Interest expense, net | 8.4 | 8.3 | 10.3 |
| Impairment of goodwill and other intangible assets | – | 9.6 | – |
| Loss on early debt redemption and refinancing | – | 1.5 | – |
| Other income, net | (0.8) | (0.1) | (0.1) |
| Total expenses and other | 87.0 | 96.5 | 85.8 |
| Income from continuing operations before income taxes | 13.0 | 3.5 | 14.2 |
| Income tax provision | (4.5) | (4.6) | (5.1) |
| Income (loss) from continuing operations | 8.5 | (1.1) | 9.1 |
| Income (loss) from discontinued operation, net of taxes | 0.1 | (0.2) | (0.2) |
| Net Income (loss) | 8.6% | (1.3)% | 8.9% |

## SEASONALITY, WEATHER AND COMPARISON OF QUARTERLY RESULTS

Our business has been, and is expected to remain, somewhat seasonal. We recognize revenues and operating expenses for all events in the calendar quarter in which conducted. Concentration of racing events in any particular future quarter, including speedway acquisitions, with attendant increases in overhead expenses, may tend to minimize operating income in respective future quarters. For example, KyS's annual NASCAR Sprint Cup race date was moved to the second quarter 2012 from the third quarter 2011, one annual NASCAR Sprint Cup race at NHMS was moved to the third quarter 2011 from the second quarter 2010, and one annual NASCAR Sprint Cup race was realigned from a first quarter event at AMS to a third quarter event at KyS in 2011. These realignments significantly increase or decrease quarterly operating income, corresponding with the move of race dates between quarters. Racing schedules may change from time to time, which can lessen the comparability of operating results between quarters of successive years and increase or decrease the seasonal nature of our motorsports business.

We promote outdoor motorsports events. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, among other things. Although we sell a substantial number of tickets in advance of our larger events, poor weather conditions can have a negative effect on our operating results. Poor weather can affect current periods as well as successive events in future periods because consumer demand can be affected by the success or experience of past events. For example, management believes 2012 admissions were negatively impacted by poor weather surrounding NASCAR racing events held at AMS in 2011, which included rescheduling of its NASCAR Sprint Cup race from Sunday to Tuesday. For additional information, see "Risk Factor – Bad weather adversely affects the profitability of our motorsports events and postponement or cancellation of major motorsports events could adversely affect us".

The quarterly information below shows excerpted results from our Quarterly Reports on Form 10-Q filed in the years ended December 31, 2012 and 2011. See "Results of Operations – Racing Events" and "Year Over Year Comparisons of Operating Results" above for additional information on our major NASCAR-sanctioned racing events held in 2012 and 2011. As further described in the Consolidated Financial Statements, we recorded higher gains on disposals of certain property in the fourth quarter 2012 (Note 2), a loss on early debt redemption and refinancing in the first quarter 2011 (Note 6), and an impairment charge on goodwill in the second quarter 2011 (Note 2). As further described in Note 8 to the Consolidated Financial Statements, our lower fourth quarter and full year 2012 effective income tax rates reflect favorable recoveries and settlements with certain taxing authorities and lower effective state income tax rates. Our substantially higher 2011 effective income tax rate is due primarily to reflecting the goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years.

Comparability of the fourth quarter information below was also impacted by the following race schedule changes:

- KyS held one NASCAR Camping World Truck Series racing event in the fourth quarter 2011 that was held in the third quarter 2012, and one IndyCar Series racing event in the fourth quarter 2011 that was not held in 2012
- LVMS held one NASCAR Camping World Truck Series racing event in the fourth quarter 2011 that was held in the third quarter 2012, and one IndyCar Series racing event in the fourth quarter 2011 that was not held in 2012

Where computations are anti-dilutive, reported basic and diluted per share amounts below are the same. As such, individual quarterly per share amounts may not be additive. Also, individual quarterly amounts may not be additive due to rounding.

| | 2012 (unaudited) | | | | | 2011 (unaudited) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | (dollars in thousands, except per share amounts) | | | | | | | | | |
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Total | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Total |
| Total revenues | $84,802 | $181,023 | $142,256 | $82,079 | $490,160 | $86,675 | $153,079 | $176,954 | $89,137 | $505,845 |
| Total expenses and other | 84,983 | 135,543 | 126,209 | 79,740 | 426,475 | 92,632 | 167,394 | 137,048 | 90,851 | 487,925 |
| Impairment of goodwill | – | – | – | – | – | – | 48,609 | – | – | 48,609 |
| Loss on early debt redemption and refinancing | – | – | – | – | – | 7,433 | 23 | – | – | 7,456 |
| Income (loss) from continuing operations | (118) | 26,961 | 11,045 | 3,905 | 41,793 | (1,244) | (28,094) | 23,903 | (126) | (5,561) |
| Income (loss) from discontinued operation, net of taxes | (28) | (11) | (78) | 443 | 326 | (274) | (179) | (158) | (272) | (883) |
| Net income (loss) | $ (146) | $ 26,950 | $ 10,967 | $ 4,348 | $ 42,119 | $ (1,518) | $ (28,273) | $ 23,745 | $ (398) | $ (6,444) |
| Basic earnings (loss) per share: | | | | | | | | | | |
| Continuing operations | $ (0.00) | $ 0.65 | $ 0.27 | $ 0.09 | $ 1.01 | $ (0.03) | $ (0.68) | $ 0.58 | $ (0.00) | $ (0.14) |
| Discontinued operation | (0.00) | (0.00) | (0.00) | 0.01 | 0.01 | (0.01) | (0.00) | (0.01) | (0.01) | (0.02) |
| Net income (loss) | $ (0.00) | $ 0.65 | $ 0.26 | $ 0.11 | $ 1.02 | $ (0.04) | $ (0.68) | $ 0.57 | $ (0.01) | $ (0.16) |
| Diluted earnings (loss) per share: | | | | | | | | | | |
| Continuing operations | $ (0.00) | $ 0.65 | $ 0.27 | $ 0.09 | $ 1.01 | $ (0.03) | $ (0.68) | $ 0.58 | $ (0.00) | $ (0.14) |
| Discontinued operation | (0.00) | (0.00) | (0.00) | 0.01 | 0.01 | (0.01) | (0.00) | (0.01) | (0.01) | (0.02) |
| Net income (loss) | $ (0.00) | $ 0.65 | $ 0.26 | $ 0.10 | $ 1.02 | $ (0.04) | $ (0.68) | $ 0.57 | $ (0.01) | $ (0.16) |
| Major NASCAR-sanctioned events | 4 | 8 | 8 | 4 | 24 | 4 | 6 | 9 | 4 | 23 |

## LIQUIDITY AND CAPITAL RESOURCES

We have historically met our working capital and capital expenditure requirements through a combination of cash flows from operations, bank borrowings and other debt and equity offerings. Significant changes in our financial condition and liquidity in 2012 resulted primarily from:

(1) net cash provided by operations amounting to $122.2 million

(2) repayment of long-term debt amounting to $53.0 million

(3) payment of quarterly cash dividends amounting to $24.9 million
(4) repurchases of common stock amounting to $2.6 million
(5) cash outlays for capital expenditures amounting to $26.8 million
(6) cash proceeds from sales of property amounting to $3.6 million

All amounts and descriptions of debt arrangements below are based on terms and conditions in effect as of December 31, 2012. The following table does not reflect the first quarter 2013 issuance of additional 2019 Senior Notes and Credit Facility amendment, or the planned second quarter 2013 redemption of our 2016 Senior Notes. As further discussed in Notes 2, 6, 8, and 9 to the Consolidated Financial Statements, we had the following contractual obligations as of December 31, 2012 (in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Contractual Cash Obligations[1] | | | | | |
| Current liabilities, excluding deferred race event income | $ 37,469 | $ 37,469 | – | – | – |
| Long-term debt, bank credit facility and senior notes[2] | 521,259 | 17,709 | $ 82,792 | $270,758 | $150,000 |
| Payable to affiliate | 2,594 | – | – | – | 2,594 |
| Other liabilities | 2,898 | – | – | 2,898 | – |
| Interest on fixed rate debt obligations[3] | 144,307 | 34,479 | 68,583 | 30,276 | 10,969 |
| Deferred income taxes | 385,736 | – | – | – | 385,736 |
| Interest on floating rate credit facility debt[3] | 4,518 | 2,395 | 2,123 | – | – |
| NASCAR purse and sanction fees[4] | 125,115 | 125,115 | – | – | – |
| Operating leases | 5,363 | 1,460 | 2,014 | 840 | 1,049 |
| Total Contractual Cash Obligations | $1,229,259 | $218,627 | $155,512 | $304,772 | $550,348 |

| | Commitment Expiration By Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Other Commercial Commitments, Letters of credit | $ 887 | $ 887 | – | – | – |

(1) Contractual cash obligations above exclude: (a) income taxes that may be paid in future periods and not reflected in accrued income taxes or deferred income taxes (cash paid for income taxes was approximately $2.9 million in 2012); (b) income tax liabilities of approximately $1.8 million as of December 31, 2012 for unrecognized tax benefits due to uncertainty on the timing of related payments, if any; and (c) capital expenditures that may be made although not under contract (cash paid for capital expenditures was approximately $26.8 million in 2012). As of December 31, 2012, contractual obligations for 2013 capital expenditures were not significant.

(2) Long-term debt payments reflect our Credit Facility, including minimum required quarterly principal payments of $3.8 million under the Term Loan, and the 2019 Senior Notes and 2016 Senior Notes, as scheduled at December 31, 2012. As of December 31, 2012, the Company had availability for borrowing up to an additional $99.1 million, including up to an additional $49.1 million in letters of credit.

(3) Interest payments for fixed rate debt pertain to the 6¾% Senior Notes due 2019 and the 8¾% Senior Notes due 2016 as scheduled at December 31, 2012. Interest payments for the floating rate Credit Facility, including the Term Loan, are estimated based on December 31, 2012 outstanding borrowings of $95.0 million and average interest rates of 2.7% in 2012. Our Credit Facility was previously scheduled to expire in January 2015 and no estimated interest payments beyond that date are reflected (interest payments under the February 2013 amended Credit Facility, which matures February 2018, are not reflected pending possible 2016 Senior Note redemption).

(4) NASCAR purse and sanction fees for each upcoming racing season (or year) are negotiated with NASCAR on an annual basis. Contracted fees include anticipated cash payments to NASCAR and 35% of broadcasting revenues to be retained by NASCAR as currently negotiated for 2013. Both cash payments to, and amounts retained by, NASCAR as reflected above correspond with the reporting of NASCAR broadcasting revenues and NASCAR purse and sanction fees. Fees for years after 2013 have not yet been negotiated, could increase or decrease, and could change substantially should future race schedules change.

## LIQUIDITY

As of December 31, 2012, our cash and cash equivalents totaled $106.4 million, outstanding borrowings under the Credit Facility amounted to $95.0 million (all Term Loan borrowings), and outstanding letters of credit amounted to $887,000. At December 31, 2012, we had availability for borrowing up to an additional $99.1 million, including up to an additional $49.1 million in letters of credit, under the Credit Facility. At December 31, 2012, net deferred tax liabilities totaled $385.0 million. While primarily representing the tax effects of temporary differences between financial and income tax bases of assets and liabilities, the likely future reversal and payment of net deferred income tax liabilities could negatively impact cash flows from operations in the years in which reversal occurs.

We anticipate that cash from operations and funds available through our Credit Facility will be sufficient to meet our operating needs through at least the next twelve months, including estimated planned capital expenditures, income tax liabilities, and repurchases of common stock or payment of future declared dividends, if any. We may, from time to time, engage in additional financing depending on future growth and financing needs, or redeem, retire or purchase our debt and equity securities depending on liquidity, prevailing market conditions, permissibility under our debt agreements, and other factors as the Board of Directors, in its sole discretion, may consider relevant. Our debt agreements do not restrict the ability of our subsidiaries to transfer, advance or dividend funds to the parent company, SMI, or other subsidiaries.

As further described above in "Near-term Operating Factors" and "Business – Industry Overview", much of our revenue is generated under long-term multi-year contracts, including the existing and new eight-year NASCAR television broadcast agreements and other long-term contracts. Most of our NASCAR Sprint Cup, Nationwide and Camping World Truck Series event sponsorships for the 2013 racing season, and many for years beyond 2013, are already sold. Many of our other sponsorships and corporate marketing contracts are for multiple years. We also have significant contracted revenues under long-term operating leases for various office, warehouse and industrial park space, track rentals and driving school activities with entities largely involved in motorsports. We believe the substantial revenue generated under such long-term contracts helps significantly solidify our financial strength, earnings and cash flows and stabilize our financial resilience and profitability during difficult economic conditions. While these long-term television broadcasting rights agreements (existing and upcoming) will likely result in annual revenue increases over the contract periods, associated annual increases in purse and sanction fees paid to NASCAR may continue.

We reduced total long-term debt by $53.0 million in 2012 and $58.0 million in 2011 through principal repayment, facilitated in part by various financing transactions. In the first quarter 2013, we issued $100.0 million of additional 6¾% Senior Notes and amended our Credit Facility as further described below, and plan to redeem all outstanding $275.0 million of 8¾% Senior Notes in the second quarter 2013. Proceeds from the additional offering were used to repay $95.0 million of Credit Facility borrowings, and we plan to use borrowings under the 2013 Credit Facility, including Term Loan borrowings, to fund the planned redemption. The terms and conditions of our debt agreements are further described below and in Notes 6 and 15 to the Consolidated Financial Statements.

Although our 2013 and 2011 financing transactions did not substantially change our overall outstanding debt levels, interest costs under our Credit Facility have been, and will likely continue to be, substantially lower than under our Senior Notes, particularly the 8¾% Senior Notes. Also, our amended Credit Facility contains lower adjustable interest rate tiers and less restrictive financial ratio covenants, and the structured repayment of Term Loan borrowings over five years is expected to reduce our indebtedness levels, leverage and future interest costs earlier than under our previous debt structure.

*Additional 2019 Senior Notes Issued in 2013* – At December 31, 2012, we had 6¾% Senior Notes aggregating $150.0 million in outstanding principal issued in May 2011, that mature in February 2019, and with interest payments due semi-annually on February 1 and August 1. In January 2013, we completed a $100.0 million aggregate principal private placement add-on offering to the existing 2019 Senior Notes. These additional notes were issued at 105% of par, and net proceeds after commissions and fees approximated $103.4 million. The proceeds were used to repay $95.0 million of Credit Facility borrowings, representing all facility borrowings then outstanding, and the remainder used for general corporate purposes. We plan to offer to exchange these notes for substantially identical notes registered under the Securities Act in the second quarter 2013. The add-on notes are identical to the existing 2019 Senior Notes with the same interest rate, maturity, covenants, limitations, dividend, stock repurchases and redemption provisions and other terms and conditions, and are governed by the same indenture (hereafter both issuances are referred to as the 2019 Senior Notes).

We may redeem some or all of the 2019 Senior Notes at annually declining redemption premiums ranging from 103.375% of par in fiscal years beginning February 1, 2015 to par after February 1, 2017, and up to 35% of the 2019 Senior Notes before February 1, 2014 with proceeds from equity offerings at a redemption premium of 106.75% of par. We may also redeem some or all of the 2019 Senior Notes before February 1, 2015 at par plus a "make-whole" premium. In the event of a change of control, we must offer to repurchase the 2019 Senior Notes at 101% of par value.

*Amendment of Bank Credit Facility in 2013* – In February 2013, we amended our Credit Facility (the 2013 Credit Facility) which, among other things: (i) provides for a five-year $100.0 million senior secured revolving credit facility; (ii) provides for a five-year $250.0 million senior secured term loan (the 2013 Term Loan) with a six-month delayed draw period; (iii) matures in February 2018; and (iv) allows us to increase revolving commitments or establish a term loan (or a combination of the two) up to an aggregate additional $100.0 million with certain lender commitment conditions. The 2013 Credit Facility also allows for motor speedway acquisitions and related businesses, allows for annual aggregate payments of dividends and common stock repurchases and other investments, limits annual capital expenditures, and includes negative covenant restrictions, indebtedness guarantees and security pledges generally the same as before amendment.

Revolving loans may be borrowed and repaid from time to time subject to meeting certain conditions on the date borrowed. Interest is based, at our option, upon LIBOR plus 1.25% to 2.00% or the Bank of America's base rate plus 0.25% to 1.00%. The 2013 Credit Facility also contains a commitment fee ranging from 0.25% to 0.40% of unused amounts available for borrowing, with lenders receiving at least a 0.40% fee for six months on any delayed 2013 Term Loan borrowings until initially funded. The interest rate margins on borrowings and the commitment fee are adjustable periodically based upon certain consolidated total leverage ratios. The Term Loan requires minimum quarterly principal payments of at least 5% of the initial amount drawn on an annualized basis (or $12.5 million in a twelve month period assuming an initial draw of $250.0 million).

*Early Redemption of 2016 Senior Notes Planned in 2013* – We plan to redeem all outstanding 8¾% 2016 Senior Notes in aggregate principal of $275.0 million in the second quarter 2013. The 2016 Senior Notes are scheduled to mature in June 2016, and we can redeem the notes at a redemption premium of 104.375% of par beginning June 1, 2013 and annually declining to par after June 1, 2015. We plan to use borrowings under the 2013 Credit Facility, including Term Loan borrowings, to fund the planned redemption. Also, cash on hand could be used to fund part of the planned redemption, including redemption premium or other transaction costs. Assuming all 2016 Senior Notes are redeemed as of June 1, 2013, we anticipate reflecting a material charge to earnings in the second quarter 2013 for associated redemption premium of $12.0 million, unamortized net deferred loan costs of $2.7 million, unamortized issuance discount of $3.7 million, and settlement payment and transaction costs which presently are undeterminable. At this time, there can be no assurance we will redeem some or all of the 2016 Senior Notes as planned.

Long-term debt as previously scheduled at December 31, 2012 and pro forma reflecting the first quarter 2013 financing transactions (issuance premium for the additional 2019 Notes and planned second quarter 2013 note redemption are not reflected) consist of (in thousands):

| | As Previously Scheduled December 31, 2012 | Pro forma (Unaudited) |
|---|---|---|
| Revolving credit facility | – | – |
| Credit facility term loan | $ 95,000 | – |
| 2016 Senior Notes | 270,758 | $270,758 |
| 2019 Senior Notes | 150,000 | 250,000 |
| Other notes payable | 5,501 | 5,501 |
| Total | 521,259 | 526,259 |
| Less current maturities | (17,709) | (2,709) |
| Long-term debt, excluding current maturities | $503,550 | $523,550 |

*Other General Debt Agreement Terms and Conditions* – Our amended Credit Facility contains a number of affirmative and negative financial covenants, including requirements that we maintain certain ratios of funded debt to EBITDA and EBIT to interest expense. Our Credit Facility, and the Indentures governing the 2016 Senior Notes and the 2019 Senior Notes, among other things, contain certain requirements and restrictive financial covenants and limitations on capital expenditures, acquisitions, dividends, repurchase or issuance of SMI securities, restricted payments, incurring other indebtedness, liens or pledging assets to third parties, mergers, transactions with affiliates, guarantees, investments, redemptions, disposition of property and entering into new lines of business. Our Credit Facility agreement, 2016 Senior Notes Indenture and 2019 Senior Notes Indenture contain cross-default provisions.

We were in compliance with all debt covenants as of December 31, 2012. Management believes the most restrictive financial covenant is the amended Credit Facility requirement for maintaining minimum financial ratios of earnings before interest and taxes (EBIT) to interest expense, as defined. The minimum required ratio is no less than 2.25 to 1.0 for the four fiscal quarters ending September 30, 2013; 2.50 to 1.0 for the four fiscal quarters ending September 30, 2014; and 3.50 to 1.0 for each fiscal quarter thereafter. Management actively monitors compliance with this and all other financial covenants. If future operating results or events result in ratios below the required minimum, management is prepared to take certain actions to remain compliant. Such actions could include, for example, loan repayments or refinancing, reducing capital expenditures or operating expenses where practical, or obtaining loan compliance waivers. However, we can provide no assurance that further deteriorations in our profitability or cash flows, or other unforeseen negative operating factors or conditions, would not result in non-compliance with this or any other debt covenant. Any such non-compliance could have a material adverse effect on our future financial condition, operating results or cash flows, and our ability to maintain compliance can be affected by events beyond our control. As further described in our "Risk Factors", possible material adverse effects from non-compliance could include, among others, cross-default under any or all of our debt agreements and acceleration of all amounts outstanding.

*Stock Repurchase Program* – As previously described above, our stock repurchase program authorizes SMI to repurchase up to an aggregate of 4.0 million shares of our outstanding common stock, depending on market conditions, share price, applicable limitations under our various debt agreements, and other factors the Board of Directors or their designees, in their sole discretion, may consider relevant. The stock repurchase program is presently funded using available cash and cash equivalents. As of December 31, 2012, we could repurchase up to an additional 244,000 shares under the current authorization.

## CAPITAL EXPENDITURES

We continually evaluate new opportunities that we believe will increase stockholder value. At December 31, 2012, we had various construction projects underway. Similar to prior years, we plan to modernize and expand luxury suites and hospitality areas along certain speedway pit roads and grandstands, and install new billboards and other fan amenities at our speedway facilities. We also plan to continue investing in social media and web application technology to attract and enhance the entertainment experience of our race fans. As of December 31, 2012, contractual obligations for 2013 capital expenditures were not significant.

In 2012, we completed construction of new luxury suites and premium pavilion, hospitality and fan-zone entertainment areas along and close to CMS's pit road and grandstands. We ground a portion of BMS's racing surface, and purchased land, constructed a pedestrian tunnel, expanded on-site roads and available parking, and reconfigured traffic patterns and entrances to ease congestion and improve traffic flow at KyS. We continued modernizing and expanding various concessions, luxury suites, camping and hospitality areas, restrooms and other fan amenities at our speedway facilities. We also continued to invest in social media and web application technology to attract and enhance the entertainment experience of race fans.

In 2012, capital expenditures amounted to $26.8 million, representing a sizable reduction compared to $59.3 million in 2011 and $37.2 million in 2010. At this time, aggregate payments for capital expenditures in 2013 are estimated to approximate $20.0 to $30.0 million. Management plans to fund these capital expenditures with available cash and cash investments, working capital or borrowings under our Credit Facility as needed.

## DIVIDENDS

Any decision concerning the payment of quarterly or annual common stock dividends depends upon our results of operations, financial condition and capital expenditure plans, applicable limitations under our various debt agreements, and other factors the Board of Directors, in its sole discretion, may consider relevant. As further described above in "Liquidity", our Credit Facility allows aggregate payments of dividends and repurchases of SMI securities of up to $50.0 million each year, increasable up to $75.0 million, subject to maintaining certain financial covenants. The 2016 Senior Notes Indenture and the 2019 Senior Notes Indenture permit dividend payments each year of up to $0.48 per share of common stock, increasable subject to meeting certain financial covenants.

On February 13, 2013, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million, payable on March 15, 2013 to shareholders of record as of March 1, 2013. This 2013 quarterly cash dividend is being paid using available cash, which would otherwise be available for repurchases of common stock or other general corporate purposes.

## OFF-BALANCE SHEET ARRANGEMENTS

As further described in "Liquidity and Capital Resources" above, our Credit Facility provides for a separate sub-limit for letters of credit of up to $50.0 million. As of December 31, 2012, we had aggregate outstanding letters of credit of $887,000. We presently do not have any other off-balance sheet arrangements (including off-balance sheet obligations, guarantees, commitments, or other contractual cash obligations, other commercial commitments or contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations or cash flows.

## CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenues and expenses, including amounts that are susceptible to change. We continually review our accounting policies and accounting estimates, and the application and effect on our financial statements and disclosures, for conformity with GAAP, including relevance, accuracy, completeness and non-omission of material information. Our critical accounting policies include accounting methods and estimates underlying such financial statement preparation, as well as judgments and uncertainties affecting the application of those policies. In applying critical accounting policies and making estimates, materially different amounts or results could be reported under different conditions or using different assumptions. The following discussion and analysis should be read in conjunction with "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Quantitative and Qualitative Disclosures about Market Risk", and the Consolidated Financial Statements, including the associated Notes, appearing elsewhere in this report. As indicated below, certain accounting policies that are described in the Notes to the Consolidated Financial Statements are not repeated in this section. We believe the critical accounting policies, including amounts involving significant estimates, uncertainties and susceptibility to change, include the following:

*The following critical accounting policies are further described in the Notes to the Consolidated Financial Statements where indicated below:*

- Revenue and expense recognition for racing events (Note 2)
- Accounting for NASCAR broadcasting revenue and purse and sanction fees (Note 2)
- Revenue recognition for marketing agreements (Note 2)
- Revenue recognition for non-racing event deferred income (Note 2)
- Revenue recognition for non-event souvenir merchandise and other revenues (Note 2)
- Interest expense, deferred loan cost amortization and original debt issuance discount (Note 2)
- Joint venture equity investment, including recoverability and impairment (Note 2)
- Loss contingencies and financial guarantees (Note 2)
- Accounting for share-based compensation (Note 11)
- Fair value of financial instruments (Note 2)
- Accounting for uncertainties in income taxes (Notes 2 and 8)
- Accounting for discontinued oil and gas operations (Note 14)

*Recoverability of Property and Equipment and Goodwill and Other Intangible Assets* – As of December 31, 2012, we had net property and equipment of $1,148.4 million, net other intangible assets of $395.0 million, and goodwill of $138.7 million. As described in Note 2 to the Consolidated Financial Statements, we follow applicable authoritative guidance which specifies, among other things, nonamortization of goodwill and other intangible assets with indefinite useful lives and requires testing for possible impairment at least annually. When events or circumstances indicate possible impairment may have occurred, we evaluate long-lived assets, including tangible assets and intangible assets subject to amortization, for possible impairment based on expected future undiscounted operating cash flows attributable to such assets using applicable authoritative guidance. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of other assets and liabilities when assessing impairment. When improvement projects produce a higher economic yield and require demolition of a component of a speedway facility, capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project. NASCAR has announced it would consider potential track realignment of Sprint Cup Series racing events to desirable, potentially more profitable market venues of speedway operators. Our annual impairment assessment did not consider the possibility that management may realign one or more other NASCAR Sprint Cup Series racing events among its speedway facilities, which could result in net higher or improved future projected cash flows. While relocation of any Sprint Cup event among our speedways we now or may own in the future could result in a net increase in our future operating profitability, long-lived assets of a speedway from where a Sprint Cup racing event may move could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations. Various business and other factors associated with recoverability and impairment considerations are also described in our "Risk Factors" above.

We evaluate goodwill and other intangible assets for possible impairment annually in the second quarter, or when events or circumstances indicate possible impairment may have occurred. The methods and factors used in our annual impairment assessment are further described in Note 2 to the Consolidated Financial Statements, and are not repeated here. Management's latest annual assessment in the second quarter 2012 indicated the estimated fair value of each reporting unit and each indefinite-lived intangible asset substantially exceeded its associated carrying value except for two reporting units. As such, no goodwill or other indefinite-lived intangible asset impairment charges were found necessary at this time. However, management's assessment found the estimated fair values for reporting units KyS and NHMS exceeded their carrying values by a relatively nominal amount with associated risk of failing step one of impairment testing. The aggregate carrying value of goodwill for these two units, both acquired in 2008, is approximately $89.1 million. Estimated fair values for those units exceeded aggregate goodwill carrying values by at least 7% based on projected discounted operating cash flows and profitability. Should these reporting units or their indefinite-lived intangible assets not achieve projected cash flows or profitability, or should actual capital expenditures exceed current plans, estimated fair values could be reduced to below carrying values resulting in material non-cash impairment charges. Among other factors, our assessment assumes economic and industry condition improvements, and projected cash flow and profitability recovery, to pre-recession levels through modest annual growth rates for periods of approximately eight years depending on the associated projected revenue stream, and strategic amounts of planned capital expenditures. We also assumed increases in contracted NASCAR television broadcasting rights revenues after 2014 that approximate those reflected in the recently negotiated eight-year contract beginning in 2015, as further described in "Business – General Overview and Industry Overview".

Management's 2011 annual impairment assessment of goodwill and other intangible assets, based predominately on management's best estimate of future discounted operating cash flows and profitability for all reporting units, considered the approved realignment of an annual NASCAR Sprint Cup racing event from AMS to KyS beginning in the third quarter 2011. Realignment of the race date from AMS to KyS resulted in no impairment of intangible or other long-lived assets. However, the 2011 assessment indicated the estimated fair value of each reporting unit and each indefinite-lived intangible asset exceeded its associated carrying value except for one reporting unit, NHMS. As such, a non-cash impairment charge of $48.6 million (with no income tax benefit) was reflected in 2011 to reduce goodwill related to NHMS to estimated fair value. We previously reported our 2010 annual evaluation had found the estimated fair value for this reporting unit exceeded carrying values. The 2011 annual evaluation reflected lowered estimated future cash flows principally because of the severity and length of the recession extending beyond our previous forecast, reducing visibility on profitability recovery. The impairment did not pertain to or affect the underlying value of our race date intangibles.

The profitability or success of our future capital projects is subject to numerous factors, conditions and assumptions, some of which are beyond our control, and if significantly negative or unfavorable, could become impaired and materially adversely affect our future financial condition or results of operations. Management believes our operational and cash flow forecasts support its conclusions. Management believes there have since been no events or circumstances which indicate possible impairment, and that no unrecognized impairment of property and equipment and goodwill and other intangible assets exists through or as of December 31, 2012. The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. Different economic or industry conditions or assumptions, changes in projected cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the impairment evaluation and our future financial condition or results of operations.

*Depreciable and Amortizable Lives for Property and Equipment and Intangible Assets* – Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the respective assets. We have net property and equipment of $1,148.4 million and insignificant net amortizable intangible assets as of December 31, 2012. See Notes 4 and 5 to the Consolidated Financial Statements for additional information on our property and equipment, other intangible assets and estimated useful lives. As of December 31, 2012, we have nonamortizable intangible assets of $394.9 million and goodwill of $138.7 million for race event sanctioning and renewal agreements that are considered to have indefinite useful lives because their renewal and cash flow generation are expected to continue indefinitely. Useful lives are estimated based on outside cost segregation and valuation studies conducted on purchased or constructed speedway property and equipment and purchased intangible assets, historical experience, intended use, condition, available information for comparable assets, and other factors and assumptions existing at the time of evaluation. Management periodically reviews the estimated useful lives used to record depreciation and amortization expense, and believes such estimated useful lives are appropriate and no changes are expected at this time. Management also periodically reviews whether non-amortization of goodwill and other intangible assets remains appropriate, and believes such non-amortization is appropriate and no changes are expected at this time. However, because we have a material investment in depreciable property and equipment and intangible assets, changes in depreciable and amortizable lives, should they occur, could have a significant impact on our future financial condition or results of operations.

*Realization of Receivables and Inventories* – Management assesses realization of accounts and notes receivable and inventories, including any need for allowances for doubtful accounts or inventories. Management considers such factors as, among other things, customer creditworthiness, historical collection and sales experience for receivables, and current inventory levels, current and future market demand, and trends and conditions for inventories. The assessment is subjective and based on conditions, trends and assumptions existing at the time of evaluation, which are subject to changes in market and economic conditions, including changes or deterioration in customer financial condition or merchandising distribution and other factors, that might adversely impact realization.

*Income Taxes* – We recognize deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities assuming they will be realized and settled at amounts reported in the financial statements. Income taxes are provided using the liability method whereby deferred income tax estimates, and significant items giving rise to deferred tax assets and liabilities, reflect management's assessment of future taxes likely to be paid, including timing, probability of realization and other relevant factors. Management's accounting for income taxes reflects its assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation. We have no undistributed foreign earnings or cash or cash equivalents held outside of the US.

At December 31, 2012, net current deferred tax assets totaled $741,000, and net noncurrent deferred tax liabilities totaled $385.7 million, after reduction for noncurrent deferred tax assets of $24.1 million. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. As of December 31, 2012, valuation allowances of $65.9 million are provided against deferred tax assets. Management has assessed deferred tax assets, after reduction for valuation allowances, and believes realization is more likely than not. However, changes in tax laws, assumptions or estimates used in the accounting for income taxes, or changes or adjustments resulting from review by taxing authorities, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our future financial condition or results of operations.

Our effective income tax rate was 34.4% in 2012 compared to 131.0% in 2011. As further described in Note 8 to the Consolidated Financial Statements, our lower 2012 tax rate reflects favorable recoveries and settlements with certain taxing authorities, and lower effective state income tax rates. Our substantially higher 2011 tax rate is due primarily to reflecting the goodwill impairment charge with no tax benefit, which was partially offset by the positive impact of net decreases in uncertain tax position liabilities of prior years. Excluding the non-deductible goodwill impairment charge, the 2011 effective income tax rate would have been 36.1%. Our effective income tax rates in future years may or may not be impacted by similar or other tax matters, which could result in relative increases or decreases in future income tax expense.

*Legal Proceedings and Contingencies* – As discussed above in "Legal Proceedings" and Note 10 to the Consolidated Financial Statements, we are involved in various legal matters and intend to continue to defend existing legal actions in fiscal 2012. We use a combination of insurance and self-insurance to manage various risks associated with our speedways, other properties and motorsports events, and other business risks. See our "Risk Factors" for additional information on our liability insurance program and self-insurance retention. The likelihood of an adverse outcome and estimation of amounts are assessed using legal counsel on litigation matters, outside insurance administrators and consultants for insured and self-insured claims, along with historical trends, assumptions and other information available at the time of assessment. We accrue a liability for contingencies if the likelihood of an adverse outcome is probable and the amount is estimable. Legal and other costs associated with loss contingencies are expensed as incurred. Management believes amounts requiring accrual are properly reflected in the accompanying financial statements. Management does not believe the outcome of the lawsuits, incidents or other legal or business risk matters will have a material adverse effect on our future financial position, results of operations or cash flows. However, new or changes in pending or threatened legal action or claims against us, if significantly negative or unfavorable, could have a material adverse effect on the outcome of these matters and our future financial condition, results of operations or cash flows.

## RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2 to the Consolidated Financial Statements "Recently Issued Accounting Standards" for information on recently issued accounting pronouncements, their applicable adoption dates and possible effects, if any, on our financial statements and disclosures.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Interest Rate Risk* – Our financial instruments with interest rate risk exposure consist of cash and cash equivalents, notes receivable and our Credit Facility. See Note 2 to the Consolidated Financial Statements "Fair Value of Financial Instruments" for additional information on our financial instruments and fair value information. A change in interest rates of one percent on our floating rate notes receivable and debt balances outstanding at December 31, 2012 would cause an approximate change in annual interest income of $24,000 and annual interest expense of $950,000. Fair value estimates are based on relevant market information at a specific point in time, and changes in assumptions or market conditions could significantly affect estimates.

At December 31, 2012, our Credit Facility provided a four-year $100.0 million senior secured revolving credit facility and a $150.0 million secured term loan, and we had availability for borrowing up to an additional $99.1 million, including up to an additional $49.1 million in letters of credit. At times, we may use interest rate swaps for non-trading purposes to hedge interest rate risk and optimize a combination of variable and fixed interest rate debt. There were no interest rate or other swaps at December 31, 2012 or 2011.

As further discussed in "Liquidity" above, we issued additional 6¾% Senior Notes in aggregate principal of $100.0 million and amended our Credit Facility in the first quarter 2013, and plan to redeem all outstanding 8¾% Senior Notes in aggregate principal of $275.0 million in the second quarter 2013. Net proceeds from these additional 2019 Senior Notes were used to repay all outstanding Credit Facility borrowings. In February 2013, we amended our Credit Facility which, among other things, now provides for a five-year $100.0 million senior secured revolving credit facility, a five-year $250.0 million senior secured term loan with a six-month delayed draw period and matures in February 2018. We plan to redeem all outstanding 8¾% Senior Notes in the second quarter 2013. These 2016 Senior Notes are scheduled to mature in June 2016, and can be redeemed at a premium of 104.375% of par beginning June 1, 2013 and annually declining to par after June 1, 2015. We plan to use primarily borrowings under the 2013 Credit Facility (all variable rate), including Term Loan borrowings, to fund the possible redemption.

The table below presents floating rate notes receivable and principal debt balances outstanding, fair values, interest rates and maturity dates as of December 31, 2012 and 2011 (in thousands):

| | Carrying Value | | Fair Value | | Maturity Dates |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 | |
| Floating rate notes receivable[1] | $ 2,385 | $ 2,765 | $ 2,385 | $ 2,765 | Due on demand |
| Floating rate revolving Credit Facility, including Term Loan[2] | 95,000 | 145,000 | 95,000 | 145,000 | Previously January 2015 |
| 6¾% Senior Notes | 150,000 | 150,000 | 159,000 | 150,750 | February 2019 |
| 8¾% Senior Notes[3] | 270,758 | 269,517 | 292,875 | 298,375 | June 2016 |

(1) Notes receivable bear interest based at 1% over prime.

(2) The weighted average interest rate on borrowings under the Credit Facility was 2.7% in 2012 and 2.8% in 2011.

(3) Carrying values at December 31, 2012 and 2011 are reflected net of debt issuance discount of $4.2 million and $5.5 million, respectively.

*Other Market Risk* – As described in "Off-Balance Sheet Arrangements" above, we had aggregate outstanding standby letters of credit of $887,000 and $892,000, and no equity price risk, as of December 31, 2012 and 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Speedway Motorsports, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Speedway Motorsports, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of this Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 8, 2013

SPEEDWAY MOTORSPORTS, INC.

CONSOLIDATED BALANCE SHEETS

| December 31: | 2012 | 2011 |
|---|---|---|
| (In thousands, except share amounts) | | |
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 106,408 | $ 87,368 |
| Accounts and notes receivable, net | 36,382 | 39,415 |
| Prepaid and refundable income taxes | 6,125 | 12,975 |
| Inventories, net | 8,794 | 8,630 |
| Prepaid expenses | 3,552 | 3,583 |
| Deferred income taxes | 741 | 5,924 |
| Total Current Assets | 162,002 | 157,895 |
| Notes and Other Receivables: | | |
| Affiliates | 3,681 | 4,055 |
| Other | 1,493 | 2,057 |
| Other Assets | 27,830 | 29,805 |
| Property and Equipment, Net | 1,148,418 | 1,177,154 |
| Other Intangible Assets, Net | 394,972 | 394,960 |
| Goodwill | 138,717 | 138,717 |
| Total | $ 1,877,113 | $ 1,904,643 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Current maturities of long-term debt | $ 17,709 | $ 17,540 |
| Accounts payable | 10,887 | 13,705 |
| Deferred race event and other income, net | 58,492 | 62,658 |
| Accrued interest | 6,231 | 6,260 |
| Accrued expenses and other current liabilities | 20,351 | 21,480 |
| Total Current Liabilities | 113,670 | 121,643 |
| Long-term Debt (Note 15) | 503,550 | 555,017 |
| Payable to Affiliate | 2,594 | 2,594 |
| Deferred Income, Net | 9,015 | 12,713 |
| Deferred Income Taxes | 385,736 | 366,898 |
| Other Liabilities | 4,672 | 4,598 |
| Total Liabilities | 1,019,237 | 1,063,463 |
| Commitments and Contingencies (Notes 2, 6, 7, 8, 10, 11 and 15) | | |
| Stockholders' Equity: | | |
| Preferred Stock, $.10 par value, shares authorized – 3,000,000, no shares issued | – | – |
| Common Stock, $.01 par value, shares authorized – 200,000,000, issued and outstanding – 41,433,000 in 2012 and 41,452,000 in 2011 | 453 | 451 |
| Additional Paid-in Capital | 246,978 | 244,946 |
| Retained Earnings | 696,727 | 679,491 |
| Treasury Stock at cost, shares – 3,830,000 in 2012 and 3,673,000 in 2011 | (86,282) | (83,708) |
| Total Stockholders' Equity | 857,876 | 841,180 |
| Total | $1,877,113 | $1,904,643 |

The accompanying notes are an integral part of these consolidated financial statements.

SPEEDWAY MOTORSPORTS, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| Years Ended December 31: | 2012 | 2011 | 2010 |
|---|---|---|---|
| (In thousands, except per share amounts) | | | |
| Revenues: | | | |
| Admissions | $116,034 | $130,239 | $139,125 |
| Event related revenue | 151,562 | 163,621 | 156,691 |
| NASCAR broadcasting revenue | 192,662 | 185,394 | 178,722 |
| Other operating revenue | 29,902 | 26,591 | 27,705 |
| Total Revenues | 490,160 | 505,845 | 502,243 |
| Expenses and Other: | | | |
| Direct expense of events | 101,402 | 106,204 | 100,843 |
| NASCAR purse and sanction fees | 122,950 | 120,146 | 120,273 |
| Other direct operating expense | 18,908 | 20,352 | 21,846 |
| General and administrative | 90,407 | 89,384 | 85,717 |
| Depreciation and amortization | 55,499 | 54,004 | 52,762 |
| Interest expense, net (Note 6) | 41,217 | 42,112 | 52,095 |
| Impairment of goodwill (Note 2) | – | 48,609 | – |
| Loss on early debt redemption and refinancing (Note 6) | – | 7,456 | – |
| Other income, net | (3,908) | (342) | (2,378) |
| Total Expenses and Other | 426,475 | 487,925 | 431,158 |
| Income from Continuing Operations Before Income Taxes | 63,685 | 17,920 | 71,085 |
| Provision For Income Taxes | (21,892) | (23,481) | (25,822) |
| Income (Loss) from Continuing Operations | 41,793 | (5,561) | 45,263 |
| Income (Loss) from Discontinued Operation, Net of Taxes | 326 | (883) | (782) |
| Net Income (Loss) (Note 1) | $ 42,119 | $ (6,444) | $ 44,481 |
| Basic Earnings (Loss) Per Share: | | | |
| Continuing Operations | $ 1.01 | $ (0.14) | $ 1.08 |
| Discontinued Operation | 0.01 | (0.02) | (0.02) |
| Net Income (Loss) | $ 1.02 | $ (0.16) | $ 1.06 |
| Weighted Average Shares Outstanding | 41,431 | 41,524 | 41,927 |
| Diluted Earnings (Loss) Per Share: | | | |
| Continuing Operations | $ 1.01 | $ (0.14) | $ 1.08 |
| Discontinued Operation | 0.01 | (0.02) | (0.02) |
| Net Income (Loss) | $ 1.02 | $ (0.16) | $ 1.06 |
| Weighted Average Shares Outstanding | 41,437 | 41,524 | 41,928 |

The accompanying notes are an integral part of these consolidated financial statements.

SPEEDWAY MOTORSPORTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NOTE 1)

| Years Ended December 31, 2012, 2011 and 2010 | Outstanding Common Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| (In thousands) | | | | | | | |
| Balance, January 1, 2010 | 42,266 | $449 | $241,379 | $674,851 | $(64) | $(68,402) | $848,213 |
| Net income | – | – | – | 44,481 | – | – | 44,481 |
| Change in net unrealized loss on marketable equity securities, net of tax (Note 1) | – | – | – | – | (8) | – | (8) |
| Share-based compensation | 98 | 1 | 1,753 | – | – | – | 1,754 |
| Cash dividends of $0.40 per share of common stock | – | – | – | (16,774) | – | – | (16,774) |
| Repurchases of common stock at cost | (743) | – | – | – | – | (11,429) | (11,429) |
| Balance, December 31, 2010 | 41,621 | 450 | 243,132 | 702,558 | (72) | (79,831) | 866,237 |
| Net loss | – | – | – | (6,444) | – | – | (6,444) |
| Reduction for loss realization on marketable equity securities, net of tax (Note 1) | – | – | – | – | 72 | – | 72 |
| Share-based compensation | 106 | 1 | 1,814 | – | – | – | 1,815 |
| Cash dividends of $0.40 per share of common stock | – | – | – | (16,623) | – | – | (16,623) |
| Repurchases of common stock at cost | (275) | – | – | – | – | (3,877) | (3,877) |
| Balance, December 31, 2011 | 41,452 | 451 | 244,946 | 679,491 | – | (83,708) | 841,180 |
| Net income | – | – | – | 42,119 | – | – | 42,119 |
| Share-based compensation | 138 | 2 | 2,032 | – | – | – | 2,034 |
| Cash dividends of $0.60 per share of common stock | – | – | – | (24,883) | – | – | (24,883) |
| Repurchases of common stock at cost | (157) | – | – | – | – | (2,574) | (2,574) |
| Balance, December 31, 2012 | 41,433 | $453 | $246,978 | $696,727 | $ – | $(86,282) | $857,876 |

The accompanying notes are an integral part of these consolidated financial statements.

SPEEDWAY MOTORSPORTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| Years Ended December 31: | 2012 | 2011 | 2010 |
|---|---|---|---|
| (In thousands) | | | |
| *Cash Flows from Operating Activities:* | | | |
| Net income (loss) | $ 42,119 | $ (6,444) | $ 44,481 |
| Loss from discontinued operation, net of tax | (326) | 883 | 782 |
| Cash provided (used) by operating activities of discontinued operation | 326 | 1,267 | (3,845) |
| Adjustments to reconcile income or loss from continuing operations to net cash provided by operating activities: | | | |
| Impairment of goodwill | – | 48,609 | – |
| Loss on early debt redemption and refinancing, non-cash | – | 2,816 | – |
| (Gain) loss on disposals of property and equipment and other assets | (3,145) | 155 | (2,304) |
| Deferred loan cost amortization | 2,525 | 2,499 | 3,584 |
| Interest expense accretion of debt discount | 1,702 | 1,860 | 1,527 |
| Depreciation and amortization | 55,499 | 54,004 | 52,762 |
| Amortization of deferred income | (5,772) | (2,692) | (1,534) |
| Deferred income tax provision | 24,119 | 27,248 | 24,168 |
| Share-based compensation | 1,936 | 1,885 | 1,979 |
| Changes in operating assets and liabilities: | | | |
| Accounts and notes receivable | 3,066 | 1,802 | (1,770) |
| Prepaid, refundable and accrued income taxes | 6,850 | (1,544) | 3,902 |
| Inventories | (164) | 752 | 1,842 |
| Prepaid expenses | 31 | 331 | (356) |
| Accounts payable | (1,227) | 2,413 | (1,789) |
| Deferred race event and other income | (4,685) | (5,618) | (11,482) |
| Accrued interest | (29) | 2,395 | (71) |
| Accrued expenses and other liabilities | (1,419) | 1,771 | (1,716) |
| Deferred income | 733 | 4,113 | 389 |
| Other assets and liabilities | 73 | (4,223) | (3,935) |
| Net Cash Provided By Operating Activities | 122,212 | 134,282 | 106,614 |
| *Cash Flows from Financing Activities:* | | | |
| Borrowings under long-term debt | – | 330,000 | – |
| Principal payments on long-term debt | (53,000) | (388,000) | (51,505) |
| Payments of debt issuance and loan amendment costs | – | (6,707) | (88) |
| Dividend payments on common stock | (24,883) | (16,623) | (16,774) |
| Repurchases of common stock | (2,574) | (3,877) | (11,429) |
| Net Cash Used By Financing Activities | (80,457) | (85,207) | (79,796) |
| *Cash Flows from Investing Activities:* | | | |
| Payments for capital expenditures | (26,787) | (59,321) | (37,218) |
| (Payment for) proceeds from other non-current assets | (30) | – | 1,500 |
| Proceeds from: | | | |
| Sales of property and equipment | 3,571 | 1,336 | 2,755 |
| Distributions of short-term investments | – | 975 | – |
| Repayment of notes and other receivables | 531 | 3,103 | 694 |
| Net Cash Used By Investing Activities | (22,715) | (53,907) | (32,269) |
| Net Increase (Decrease) In Cash and Cash Equivalents | 19,040 | (4,832) | (5,451) |
| Cash and Cash Equivalents at Beginning of Year | 87,368 | 92,200 | 97,651 |
| Cash and Cash Equivalents at End of Year | $106,408 | $ 87,368 | $ 92,200 |
| Supplemental Cash Flow Information: | | | |
| Cash paid for interest, net of amounts capitalized | $ 41,610 | $ 40,019 | $ 52,584 |
| Cash paid for income taxes | 2,856 | 2,475 | 1,616 |
| Supplemental Non-cash Investing and Financing Activities Information: | | | |
| (Decrease) increase in accounts payable for capital expenditures | (1,591) | (2,890) | 4,443 |
| Increase in deferred income for exchange of property and equipment | 1,247 | 5,960 | – |
| Net liabilities assumed for Kentucky Speedway acquisition | – | – | 6,313 |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

### 1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

*Basis of Presentation* – The consolidated financial statements include the accounts of Speedway Motorsports, Inc. and all of its wholly-owned and operated subsidiaries: Atlanta Motor Speedway LLC (AMS), Bristol Motor Speedway LLC (BMS), Charlotte Motor Speedway LLC (CMS), Kentucky Raceway LLC d/b/a Kentucky Speedway (KyS), Nevada Speedway LLC d/b/a Las Vegas Motor Speedway (LVMS), Speedway Sonoma LLC (Sonoma Raceway or SR) (formerly known as Infineon Raceway), New Hampshire Motor Speedway, Inc. (NHMS), North Wilkesboro Speedway, Inc. (NWS), Texas Motor Speedway, Inc. (TMS), SMISC Holdings, Inc. d/b/a SMI Properties (SMI Properties), US Legend Cars International, Inc. (Legend Cars) (formerly known as 600 Racing), Oil-Chem Research Corporation (Oil-Chem), SMI Trackside LLC (SMI Trackside), Speedway Funding LLC, Speedway Motorsports International Limited (BVI) and consolidated foreign entity (SMIL), Speedway Properties Company LLC a/k/a Performance Racing Network (PRN), Speedway Media LLC a/k/a Racing Country USA (RCU), and TSI Management Company LLC d/b/a The Source International LLC (TSI) (collectively, the Company, SMI, we, our or us). Hereafter, references to "the Company's" or "eight" speedways exclude NWS, which presently has no significant operations and assets consist primarily of real estate which has no significant fair value.

*Description of Business* – The Company is a promoter, marketer and sponsor of motorsports activities in the United States. The Company principally owns and operates the following motorsports facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Kentucky Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway, Sonoma Raceway, and Texas Motor Speedway. The Company also provides event and non-event souvenir merchandising and distribution services, and food, beverage and hospitality catering services under an outside management contract (see Note 2), through our SMI Properties subsidiaries; provides radio programming, production and distribution through PRN and RCU; manufactures and distributes smaller-scale, modified racing cars and parts through Legend Cars, and sells an environmentally-friendly micro-lubricant® through Oil-Chem. The Company also provides souvenir merchandising services through its Motorsports Authentics joint venture (see Note 2).

*Racing Events* – As further described in Note 2, the Company derives a substantial portion of its total revenues from admissions, event related and NASCAR broadcasting revenue. In 2012, the Company held 24 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 11 Nationwide Series racing events. The Company also held eight NASCAR Camping World Truck Series racing events, four NASCAR K&N Pro Series racing events, four NASCAR Whelen Modified Tour, two IndyCar Series racing events, six major National Hot Rod Association racing events, and three World of Outlaws racing events. In 2011, the Company held 23 major annual racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series racing events, nine NASCAR Camping World Truck Series, four NASCAR K&N Pro Series, five NASCAR Whelen Modified Tour, five IndyCar Series, six major NHRA, and three WOO racing events. In 2010, the Company held 23 major racing events sanctioned by NASCAR, including 13 Sprint Cup and 10 Nationwide Series, eight NASCAR Camping World Truck Series, three NASCAR K&N Pro Series, five NASCAR Whelen Modified Tour, three IndyCar Series, six major NHRA, and three WOO racing events.

The more significant racing schedule changes during the last three years include:

- KyS held one realigned NASCAR Sprint Cup Series racing event in 2012 and 2011 that was held at AMS in 2010
- In 2011, one NASCAR Sprint Cup Series racing event at AMS was postponed and rescheduled due to poor weather
- LVMS held one IndyCar Series racing event in 2011 that was not held in 2012 or 2010
- In 2010, one NASCAR Sprint Cup and one Nationwide Series racing event at TMS were postponed and rescheduled due to poor weather
- KyS held one NASCAR Nationwide Series racing event in 2012 that was not held in 2011 or 2010, and one IndyCar Series racing event in 2011 and 2010 that was not held in 2012
- NHMS held one NASCAR Camping World Truck Series event in 2011 and 2010 that was not held in 2012, and one IndyCar Series racing event in 2011 that was not held in 2012 or 2010

*Comprehensive Income or Loss Presentation* – The Company has no accumulated other comprehensive income or loss at December 31, 2012 or 2011, and no components of other comprehensive income or loss separate from net income or loss, that require presentation either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Prior to 2012 adoption of Accounting Standards Update No 2011-05 "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", the Company's Consolidated Statement of Stockholder's Equity had reflected a 2010 increase in net unrealized loss on marketable equity securities of $8,000 net of tax, and in 2011 recognized losses of $72,000 net of tax for management's assessment that the declines in fair value of these securities was other than temporary. There were no remaining unrealized gains or losses, accumulated other comprehensive income or loss, or other items of comprehensive income or loss. Management believes those 2010 and 2011 transactions are insignificant for separate presentation in the current period and under Accounting Standards Update No. 2013-02 "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income".

*Discontinued Oil and Gas Activities (Note 14)* – In 2008, the Company discontinued its oil and gas operations primarily because of ongoing challenges and business risks in conducting these activities in foreign countries. Those operations are presented herein as discontinued operations and all note disclosures pertain to continuing operations unless otherwise indicated.

## 2. SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation* – All significant intercompany accounts and transactions have been eliminated in consolidation.

*Revenue and Expense Recognition* – The Company classifies its revenues as admissions, event related revenue, NASCAR broadcasting revenue, and other operating revenue. "Admissions" includes ticket sales for all Company events. "Event related revenue" includes amounts received from sponsorships and naming rights fees (expired in 2012), luxury suite rentals, souvenir sales, commissions from food and beverage sales, advertising and other promotional revenues, hospitality revenues, track rentals, driving school revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues. "NASCAR broadcasting revenue" includes rights fees obtained for domestic television broadcasts of NASCAR-sanctioned events held at the Company's speedways. "Other operating revenue" includes non-event merchandising revenues and Legend Cars and parts sales, The Speedway Club at CMS and The Speedway Club at TMS (together the "Speedway Clubs") revenues, Oil-Chem revenues, TMS oil and gas mineral rights lease revenues, and industrial park and office tower rentals.

The Company classifies its expenses to include direct expense of events, NASCAR purse and sanction fees, and other direct operating expense, among other categories. "Direct expense of events" principally includes cost of souvenir sales, non-NASCAR race purses and sanctioning fees, property and event insurance, compensation of certain employees, advertising, sales and admission taxes, outside event support services, cost of driving school revenues, and event settlement payments to non-NASCAR sanctioning bodies. "NASCAR purse and sanction fees" includes payments to, and portions of broadcasting revenues retained by, NASCAR for associated events held at the Company's speedways. "Other direct operating expense" includes the cost of certain SMI Properties and subsidiaries, Legend Cars, Speedway Clubs, Oil-Chem, and industrial park and office tower rental revenues.

*Event Revenues and Deferred Race Event Income, Net* – The Company recognizes admissions, NASCAR broadcasting and event related revenues when an event is held. Event souvenir merchandise sales and commissions from food and beverage sales are recognized at time of sale. Advance revenues and certain related direct expenses pertaining to specific events are deferred until the event is held. Deferred expenses can include race purses and sanction fees remitted to or retained by NASCAR or other sanctioning bodies and sales and admission taxes and credit card processing fees on advance revenues. Deferred race event income relates to scheduled events to be held in upcoming periods. If circumstances prevent a race from being held during the racing season: (i) generally advance revenue is refundable and (ii) all deferred direct event expenses would be immediately recognized except for race purses and sanction fees which would be refundable from NASCAR or other sanctioning bodies, and for sales and admission taxes which would be refundable from taxing authorities. Management believes this accounting policy results in appropriate matching of revenues and expenses associated with the Company's racing events and helps ensure comparability and consistency between its financial statements. Advance revenues, and certain related direct expenses, if any, for track rentals, driving schools and similar activities are deferred and recognized when the activities take place. Management believes its revenue recognition policies follow applicable authoritative guidance. Sales of gift cards for tickets, merchandise or other redemption use have not been significant.

*NASCAR Broadcasting Revenues and NASCAR Purse and Sanction Fees* – NASCAR contracts directly with certain television networks on broadcasting rights for all NASCAR-sanctioned Sprint Cup, Nationwide and Camping World Truck Series racing events. The Company receives television broadcasting revenues under annual contractual sanction agreements for each NASCAR-sanctioned race. The Company negotiates its sanction fees for individual races with NASCAR on an annual basis. Under the sanction agreements, NASCAR typically retains 10% of gross broadcasting revenues as a component of their sanction fees. NASCAR also retains 25% of gross broadcasting revenues for purses awarded to race participants for each race. The remainder represents additional annually negotiated purse and sanction fees paid to NASCAR by the Company for each race. These amounts retained by and paid to NASCAR are reflected in NASCAR purse and sanction fee expense.

*Marketing Agreements* – The Company has various marketing agreements for sponsorships, on-site advertising, hospitality and other promotional activities. Sponsorships generally consist of event, official, exclusive and facility naming rights agreements when in place. These various marketing agreements can be event, speedway or period specific, or pertain to multiple events, speedways or years. Marketing agreements that are not event specific typically contain stated fiscal year periods. The Company receives payments based on contracted terms. Marketing customers and agreement terms change from time to time. The Company recognizes contracted fee revenues, and associated expenses, as events or activities are conducted each year in accordance with the respective agreement terms. The Company's marketing agreements sometimes include multiple specified elements such as sponsorships, tickets, hospitality, suites or on-site advertising in varying combinations for one or more events or contract periods, although there is typically a predominant element. Contracted revenues are allocated between admissions and event related revenue financial statement categories based on the relative fair or retail value of the respective multiple elements as such events or activities are conducted each year in accordance with the respective agreement terms.

Certain marketing agreements contain elements of purchased property and equipment exchanged for multi-year marketing and other promotional activities at one or more of our facilities. The associated assets and deferred revenue are initially recorded based on their estimated fair or retail values, with assets then depreciated over estimated useful lives and deferred revenue recognized into income on a straight-line basis as events are conducted each year in accordance with the respective agreement terms. Deferred revenue recognizable in each upcoming fiscal year is reflected as current liabilities in deferred race event and other income.

The Company had one facility naming rights agreement that renamed Sears Point Raceway as Infineon Raceway, which expired in 2012. This naming rights agreement has provided significant contracted revenues over its ten-year term. However, the annual contracted revenue received by the Company under this agreement individually was not material. The facility has been renamed Sonoma Raceway, and associated costs were not significant.

*Long-Term Food and Beverage Management Contract* – Levy Premium Foodservice Limited Partnership, wholly-owned by Compass Group USA, Inc. (Levy), has exclusive rights to provide on-site food, beverage and hospitality catering services for essentially all Company speedway events and operations under a long-term food and beverage management contract. The contract commenced in 2002 and has been renewed for an additional ten-year period through 2021. The long-term agreement provides for, among other items, specified annual fixed and periodic gross revenue based commission payments to the Company over the contract period. The Company's commission-based net revenues associated with activities provided by Levy are reported in event related revenue and, to a lesser extent, other operating revenue depending on the venue.

*Non-Event Souvenir Merchandise and Other Revenues* – The Company recognizes revenue when products are shipped, title transfers to customers, right of return or cancellation provisions expire, sales prices are final and collection is probable. For products sold on consignment through various promotional activities, revenues are recognized upon product shipment by promoters to customers, or purchase by reseller customers, and expiration of any right of return or cancellation provisions. Product sold on consignment with right of return or cancellation provisions has not been significant.

*Joint Venture Equity Investment* – The Company and International Speedway Corporation (ISC) equally own a joint venture (50% non-controlling interest) that operates independently under the name Motorsports Authentics (MA). MA's operations consist principally of trackside and, to a lesser extent, wholesale and retail event souvenir merchandising as licensed and regulated under NASCAR Teams Licensing Trust (NASCAR Trust) agreements. From time to time, MA operations may also include fulfillment and warehousing services for certain NASCAR Trust designated distributors. The NASCAR Trust has the ability to significantly influence MA's future operations and results.

In 2010, MA was facing continuing significant operating challenges including, among other factors, failed efforts to renegotiate its license agreements with essentially all significant licensors of NASCAR merchandising on terms that would allow MA reasonable future opportunities to operate profitably. In July 2010, the NASCAR Trust was formed, including a Board of Directors comprised of representatives from NASCAR and participating NASCAR Teams. Prior to the NASCAR Trust formation, MA had license agreements with many of the top NASCAR teams and drivers. The new NASCAR Trust substantially restructured the NASCAR souvenir merchandising and licensing business, and now represents four key product categories (die-cast, toys, apparel and trackside retail rights) and grants the rights of any NASCAR driver or team that participates in these licensing categories. Concurrent with formation of the NASCAR Trust, MA was released from then existing and future unearned guaranteed minimum royalties payable and earned future royalties payable to all NASCAR team licensors, except for one significant licensor.

The equity method is used to account for this joint venture as the Company has significant influence and equity ownership of 50%. MA has a November 30 fiscal year end that the Company adopted for reporting its share of MA's operating results. The Company reflects its 50% share of MA's net income or loss based on their most recent annual audited financial statements in "equity investee earnings or losses" for its fiscal year ended December 31 using the equity method as further described below. MA reports sales and other taxes collected from customers on a gross basis. All significant unrealized intercompany profits or losses pertain to unsold merchandise and have been eliminated in applying the equity method of accounting. No dividends have been declared or paid since formation of MA. The Company's share of undistributed equity deficit from equity investee earnings and losses included in the Company's retained earnings was approximately $133,974,000 at both December 31, 2012 and 2011. There were no significant differences in investor cost and underlying equity in the net assets of MA at acquisition.

*MA Operating Results and Investment Impairment.* MA results for each of the three years ended 2012 were negatively impacted by decreased attendance at motorsports racing events, recessionary conditions and reduced discretionary spending, and increased competition for products sold under non-exclusive MA licenses. Also, MA's 2012 results reflect gains from property and equipment sales, certain favorable settlements and recoveries and minimal positive net cash flows from operations, and 2010 income results primarily from the accounting reversal of previously contracted accrued and unpaid royalties upon formation of the NASCAR Trust and certain favorable settlements.

The carrying value of the Company's equity investment in MA was reduced to $0 as of December 31, 2009 from sizable 2009 (and 2007) impairment charges and MA's historical operating results. Because of continuing uncertainty about MA's ability to achieve sustained profitability, management believes MA's estimated fair value remains $0 under applicable authoritative impairment evaluation guidance. Under equity method accounting, the Company no longer records its 50% share of MA operating losses, if any, unless and until this carrying value is increased from additional Company investments in MA or to the extent of future MA operating profits, if any. As such, the Company's 2012, 2011 and 2010 results were not impacted by MA's operations under the equity method, and no income tax benefits were recognized. These MA results, where recognized under the equity method, are included in the Company's "motorsports event related" reporting segment (see Note 13). Prior to December 31, 2012, SMI and ISC had contingently guaranteed an MA obligation associated with one NASCAR team licensor of MA. The Company's contingent guarantee, which approximated $1.2 million at December 31, 2011, was eliminated through scheduled MA payments in December 2012.

The Company follows applicable authoritative guidance whereby declines in estimated investment fair value below carrying value assessed as other than temporary are recognized as a charge to earnings to reduce carrying value to estimated fair value. The inputs for measuring MA fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available. The Company's evaluation is subjective and based on conditions, trends and assumptions existing at the time of evaluation.

MA is not considered significant for the three year periods ended 2012 under applicable SEC rules and the reports of the auditors on their financial statements for those periods are not included in this filing. The following table presents summarized financial information for MA as of November 30, 2012 and 2011 and for the three years ended November 30, 2012 (coinciding with MA's fiscal years) (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current assets | $13,195 | $13,887 | – |
| Noncurrent assets | 469 | 506 | – |
| Current liabilities | 6,733 | 6,963 | – |
| Noncurrent liabilities | 1,819 | 4,065 | – |
| Net sales | 34,041 | 34,788 | $75,143 |
| Gross profit | 18,921 | 19,056 | 28,971 |
| Income (loss) income from continuing operations | 1,747 | (1,019) | 2,800 |
| Net income (loss) | 1,747 | (1,019) | 2,800 |

*Revenue Composition (Note 13)* – The Company's revenues are comprised of the following (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Admissions | $116,034 | $130,239 | $139,125 |
| NASCAR broadcasting | 192,662 | 185,394 | 178,722 |
| Sponsorships | 57,633 | 63,378 | 63,062 |
| Other event related | 81,019 | 85,256 | 80,882 |
| Souvenir and other merchandise | 31,634 | 33,677 | 32,930 |
| Other | 11,178 | 7,901 | 7,522 |
| Total revenue | $490,160 | $505,845 | $502,243 |

Revenues described as "other event related" consist principally of commissions from food, beverage and souvenir sales, luxury suite rentals, advertising and other promotional revenues, hospitality revenues, track rentals, driving school revenues, camping and other non-admission access revenues, broadcasting rights other than NASCAR broadcasting revenue, and other event and speedway related revenues. "Souvenir and other merchandise revenue" consists of SMI Properties and SMI Trackside sales of owned souvenir merchandise during racing and non-racing events and in speedway gift shops (motorsports event related merchandise), certain SMI Properties sales of racing and other sports related souvenir merchandise and Legend Cars operations (non-event motorsports related merchandise), and Oil-Chem product sales (non-motorsports related merchandise). "Other revenue" consists principally of revenues from the Speedway Clubs, industrial park and office tower rentals, Legend Cars as the sanctioning body for Legend Cars circuit races, and TMS oil and gas mineral rights lease revenues.

*Use of Estimates* – The preparation of financial statements in conformity with generally accepted accounting principles requires extensive use of management estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at financial statement dates, and reported amounts of revenues and expenses. Actual future results could differ from those estimates. Such significant estimates include (i) recoverability of property and equipment, goodwill and other intangible assets, and equity investments in associated entities, (ii) depreciable lives for property and equipment and amortization periods for intangible assets, (iii) accounting for income taxes, (iv) realization of receivables and inventories, (v) accruals for uninsured business risks, litigation, and other contingencies, and (vi) disclosures of stock-based compensation.

*Cash and Cash Equivalents* – The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less. Cash equivalents principally consist of variable rate, overnight sweep accounts of commercial paper, repurchase agreements, municipal bond and United States Treasury securities.

*Accounts and Notes Receivable* are reported net of allowance for doubtful accounts summarized as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $1,345 | $ 1,588 | $ 1,753 |
| Bad debt expense | 189 | 276 | 141 |
| Actual write-offs, net of specific accounts recovered | (264) | (519) | (306) |
| Balance, end of year | $1,270 | $ 1,345 | $ 1,588 |

*Other Noncurrent Assets* as of December 31, 2012 and 2011 consist of (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Deferred financing costs, net | $ 8,613 | $10,884 |
| Land held for development | 12,265 | 12,265 |
| Other | 6,952 | 6,656 |
| Total | $27,830 | $29,805 |

Noncurrent assets are generally reported at cost except for cash surrender values of life insurance policies which are reported at fair value. Management evaluates these assets for recovery when events or circumstances indicate possible impairment may have occurred. As of December 31, 2012, there have been no events or circumstances which might indicate possible recoverability concerns or impairment.

*Deferred Financing Costs* are amortized into interest expense over the associated debt terms of four to eight years (or remaining terms for loan amendment costs), and are reported net of accumulated amortization of $8,021,000 and $5,460,000 at December 31, 2012 and 2011. See Note 6 for information on a 2011 charge associated with certain previously deferred financing costs.

*Original Debt Issuance Discount or Premium* is amortized into interest expense over the associated debt terms using the effective interest method.

*Land Held For Development* represents property adjacent to a regional outlet mall in the Charlotte metropolitan area which management plans to develop and market or possibly sell in suitable market conditions.

*Property and Equipment (Note 4)* are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements pertain primarily to industrial park, office and warehouse facilities, and are amortized using the straight-line method over the lesser of associated lease terms or estimated useful lives. Constructed assets, including construction in progress, include all direct costs and capitalized interest until placed into service. Expenditures for repairs and maintenance are charged to expense when incurred, unless useful asset lives are extended or assets improved. When events or circumstances indicate possible impairment may have occurred, the Company evaluates long-lived assets, including tangible assets and intangible assets subject to amortization, for possible impairment based on expected future undiscounted operating cash flows attributable to such assets using applicable authoritative guidance. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of other assets and liabilities when assessing impairment. When improvement projects produce a higher economic yield and require demolition of a component of a speedway facility, capitalization of demolition, construction and historical component costs are limited to the revised estimated value of the project. Also, assets are classified as held for sale when management determines that sale is probable within one year. Management believes no impairment of long-lived assets used in continuing operations exists at December 31, 2012.

In connection with the development and completed construction of TMS in 1997, the Company entered into arrangements with the FW Sports Authority, a non-profit corporate instrumentality of the City of Fort Worth, Texas, whereby the Company conveyed the speedway facility, excluding its on-site condominiums and office and entertainment complex, to the FW Sports Authority. The Company, which has the right to reacquire the facility, operates the speedway facility under a 30-year arrangement with the FW Sports Authority. Because of the Company's responsibilities, including associated risks, rewards and obligations, under these arrangements, the speedway facility and related liabilities are included in the accompanying consolidated balance sheets.

*Goodwill and Other Intangible Assets (Note 5)* represent the excess of business acquisition costs over the fair value of net assets acquired, and are all associated with the Company's motorsports related activities and reporting units. Intangible assets consist predominately of goodwill and nonamortizable intangible assets for race event sanctioning and renewal agreements and, to a lesser extent, goodwill associated with event related motorsports merchandising. Acquired intangible assets are valued using the direct value method. The Company's race event sanctioning and renewal agreements for each NASCAR-sanctioned racing event are awarded annually. The Company has evaluated each of its intangible assets for these agreements and determined that each will extend into the foreseeable future. The Company has never been unable to renew these race date agreements for any subsequent year and no such agreement has ever been cancelled. Based on these and other factors, such race date agreements are expected to be awarded to the Company in perpetuity. As such, these nonamortizable intangible assets for race event sanctioning and renewal agreements are considered to have indefinite useful lives because their renewal and cash flow generation are expected to continue indefinitely. No direct costs for agreement renewal or extension have been incurred or capitalized. However, we are obligated to conduct events in the manner stipulated under the terms and conditions of the annual sanctioning agreements.

*Annual Impairment Assessment.* The Company evaluates goodwill and other intangible assets for possible impairment annually in the second quarter, or when events or circumstances indicate possible impairment may have occurred. The impairment evaluation, as further described below, was based predominately on management's best estimate of future discounted operating cash flows and profitability for all individual reporting units. Management's latest annual assessment in the second quarter 2012 indicated the estimated fair value of each reporting unit and each indefinite-lived intangible asset exceeded its associated carrying value. As such, no goodwill or other indefinite-lived intangible asset impairment charges were found necessary at this time. Management believes the Company's operational and cash flow forecasts support its conclusions. Management believes the Company's market capitalization decline below its consolidated shareholder's equity is not an indicator of impairment. There have since been no events or circumstances which indicate possible unrecognized impairment as of December 31, 2012.

Different economic or industry conditions or assumptions, and changes in projected cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the impairment evaluation and the Company's future financial condition or results of operations. The evaluations are subjective and based on conditions, trends and assumptions existing at the time of evaluation. The Company follows applicable authoritative guidance on accounting for goodwill and other intangible assets which specifies, among other things, nonamortization of goodwill and requires testing of intangible assets with indefinite useful lives for possible impairment at least annually. Management considers each speedway and motorsports and non-motorsports merchandising subsidiary a separate reporting unit principally because that is the lowest level for which discrete financial information is available to the Company's managers and chief operating decision maker. No reporting units are aggregated for purposes of evaluating intangible assets for possible impairment.

The Company evaluates intangible assets for possible impairment based on expected future discounted operating cash flows and profitability attributable to such assets (using the fair value assessment provisions of applicable authoritative guidance), supported by quoted market prices or comparable transactions where available or applicable. Management considered that the estimated market value for comparable NASCAR race event sanction and renewal agreements based on recent and historical sales transactions (the Company presently has agreements to annually conduct thirteen NASCAR Sprint Cup, eleven NASCAR Nationwide, and eight NASCAR Camping World Truck Series races as of the evaluation date), combined with the estimated fair value for all other Company net assets, exceeds its current market capitalization. Management also considered recent market trading ranges of price to earnings and sales multiples, cash flow and other traditional valuation methods, control premiums, and other market information related to the Company's common stock from historical and forward-looking perspectives. Such information was also compared to available market information for certain motorsports industry peers. Weighting of evaluation results was not required as none of the methods, individually or collectively, indicated possible impairment. Despite ongoing domestic and global economic challenges, management believes there has been no fundamental change in the Company's core motorsports business. The inputs for measuring fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available. The Company believes the methods used to determine fair value and evaluate impairment were appropriate, relevant, and represent methods customarily available and used for such purposes and are the best available estimate of fair value.

*2011 Impairment of Goodwill.* Management's 2011 annual impairment assessment of goodwill and other intangible assets, based predominately on management's best estimate of future discounted operating cash flows and profitability for all reporting units, considered the approved realignment of an annual NASCAR Sprint Cup racing event from AMS to KyS beginning in the third quarter 2011. Realignment of the race date from AMS to KyS resulted in no impairment of intangible or other long-lived assets. However, the evaluation indicated the carrying values for NHMS exceeded estimated fair value. As such, a non-cash impairment charge of $48,609,000 (with no income tax benefit) was reflected in 2011 to reduce goodwill related to NHMS to estimated fair value. The Company previously reported its 2010 annual evaluation had found the estimated fair value for this reporting unit exceeded carrying values. The 2011 annual evaluation reflected lowered estimated future cash flows principally because of the severity and length of the recession extending beyond the Company's previous forecast, reducing visibility on profitability recovery. The goodwill originated upon recording deferred tax liabilities associated with race date intangibles of $127.4 million established under purchase method accounting rules over and above NHMS's net cash purchase price of $330.1 million paid in 2008. Those accounting rules required establishing such deferred tax liabilities assuming the Company would ultimately sell NHMS assets, and not stock, for tax reporting purposes. Those accounting rules prohibit elimination or adjustment notwithstanding such ultimate payment of taxes was, and still is, believed unlikely and that no sale is being contemplated. The impairment does not pertain to or affect the underlying value of the Company's race date intangibles. The 2011 charge and associated operations are included in the Company's "motorsports event related" reporting segment (see Note 13).

*Deferred Income, Net* (noncurrent) as of December 31, 2012 and 2011 consists of (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Preferred Seat License fees, net | $4,076 | $ 4,814 |
| Multi-year marketing and other arrangements, and deferred membership income | 4,939 | 4,957 |
| TMS oil and gas mineral rights lease receipts | – | 2,942 |
| Total | $9,015 | $12,713 |

*Preferred Seat License Fees, Net.* KyS and TMS offer Preferred Seat License (PSL) agreements whereby licensees are entitled to purchase annual season-ticket packages for sanctioned racing events under specified terms and conditions. Among other items, licensees are required to purchase all season ticket packages when and as offered each year. License agreements automatically terminate without refund should licensees not purchase any offered ticket and are transferable once each year subject to certain terms and conditions. Also, licensees are not entitled to refunds for postponement or cancellation of events due to weather or certain other conditions. Net PSL fees are deferred when received and amortized into income over the estimated useful life of those facilities or recognized upon license agreement termination.

*Deferred Speedway Club Membership Income.* The CMS and TMS Speedway Clubs sell memberships that entitle members to certain dining, other club and racing event seating privileges, and require upfront fees and monthly assessments. Net membership revenues are deferred when billed and amortized into income over an estimated average membership term of ten years.

*TMS Oil and Gas Mineral Rights Lease Receipts.* TMS, in conjunction with the Fort Worth Sports Authority, has a two-year oil and gas mineral rights lease agreement expiring December 2013 which, among other things, provides the lessee various defined property access and right-of-ways, exclusive exploration and extraction rights, and non-interference by TMS should extraction infrastructure construction and operations commence. TMS is required to coordinate directly with the lessee on roadway and pipeline logistics to prevent interference of TMS or lessee activities, and monitor regulatory and other contract compliance. An upfront cash payment received in December 2011 is being accreted into other operating revenue over the two-year agreement term on a straight-line basis. Amounts recognized in 2012 were $3,210,000 and in 2011 were not significant. Deferred revenue recognizable in the upcoming fiscal year is reflected as current liabilities in deferred race event and other income. Through a combination of this lease and other agreements, including a joint exploration agreement, with the Fort Worth Sports Authority, if and when oil and gas extraction commences or upon meeting certain price levels, this lease agreement can be extended and TMS entitled to stipulated stand-alone and shared royalties.

*Advertising Expenses* – Event specific advertising costs are expensed when an associated event is held and included principally in direct expense of events. Non-event related advertising costs are expensed as incurred and included principally in other direct operating expense. Advertising expense amounted to $18,644,000 in 2012, $18,438,000 in 2011 and $18,790,000 in 2010. There were no deferred direct-response advertising costs at December 31, 2012 or 2011.

*Operating Leases* – The Company has various operating leases principally for office and warehouse space and for equipment used in conducting racing events and other operations. These operating leases typically have initial terms of less than one year or are cancelable with minimal notice, although certain operating equipment leases include multi-year terms. Rent expense for operating leases amounted to $6,124,000 in 2012, $5,999,000 in 2011 and $5,132,000 in 2010. Various office and warehouse facilities leased from an affiliate (see Note 9) are cancelable with minimal notice; however, such lease arrangements will likely be renewed annually through specific contract periods. The Company leases various office, warehouse and industrial park space under operating leases to various entities largely involved in motorsports. These operating leases typically have initial terms of one year or more and are noncancelable. Lease revenue for operating leases, excluding the TMS oil and gas mineral rights lease receipts discussed above, amounted to $4,482,000 in 2012, $4,275,000 in 2011 and $3,997,000 in 2010.

Future annual minimum lease payments (where initial terms are one year or more and assuming renewal through contracted periods), and contracted future annual minimum lease revenues, under operating leases at December 31, 2012 are as follows (in thousands):

| | Lease Payments | Lease Revenues |
|---|---|---|
| 2013 | $ 1,460 | $ 4,013 |
| 2014 | 1,334 | 3,398 |
| 2015 | 680 | 2,508 |
| 2016 | 413 | 1,707 |
| 2017 | 427 | 1,210 |
| Thereafter | 1,049 | 964 |
| Total | $ 5,363 | $ 13,800 |

*Other Income, Net* consists of (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| (Gain) loss associated with property sales and other assets | $(3,152) | $ 109 | $(2,432) |
| Net loss on abandonment and disposals of property and equipment | 7 | 46 | 128 |
| Other | (763) | (497) | (74) |
| Total | $(3,908) | $(342) | $(2,378) |

*Income Taxes (Note 8)* – The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. Income taxes are provided using the liability method whereby estimated deferred income taxes, and significant items giving rise to deferred tax assets and liabilities, reflect management's assessment of future taxes likely to be paid, including timing, probability of realization and other relevant factors. The Company's accounting for income taxes reflects management's assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation. The Company assesses the need for valuation allowances for deferred tax assets based on the sufficiency of estimated future taxable income and other relevant factors. The Company reports interest expense and penalties related to income tax liabilities, when applicable, in income tax expense. Cash paid for income taxes as reflected on the consolidated statements of cash flows excludes any previous overpayments the Company may have elected to apply to income tax liabilities.

The Company follows applicable authoritative guidance on accounting for uncertainty in income taxes which, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. Evaluation of a tax position includes determining whether it is more likely than not a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position meets the more-likely-than-not recognition threshold, it is presumed the position will be examined by appropriate taxing authorities having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

*Taxes Collected from Customers* – The Company reports sales, admission and other taxes collected from customers on both a gross and net basis in operations. Such taxes reported on a gross basis amounted to $5,721,000 in 2012, $6,498,000 in 2011 and $7,940,000 in 2010.

*Fair Value of Financial Instruments* – The Company follows applicable authoritative guidance which requires that financial and non-financial assets and liabilities measured and reported on a fair value basis be classified, disclosed and categorized as further described below. Fair value estimates are based on relevant market information and single broker quoted market prices where available at a specific point in time, and changes in assumptions or market conditions could significantly affect estimates. The carrying values of cash and cash equivalents, accounts and notes receivable, certain other assets and accounts payable approximate fair value because of the short maturity of these financial instruments. Cash surrender values are carried at fair value based on binding broker quoted market prices. Notes and other receivables and bank revolving credit facility and term loan borrowings are variable interest rate financial instruments and, therefore, carrying values approximate fair value. The fixed rate senior notes payable are publicly traded and estimated fair values are based on single broker quoted market prices. Other long-term debt is non-interest bearing and discounted based on estimated current cost of borrowings and, therefore, carrying values approximate market value. Quoted market prices are not available for determining market value of the Company's equity investment in an associated entity.

The following table presents estimated fair values and categorization levels of the Company's financial instruments as of December 31, 2012 and 2011 (in thousands):

| | | | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|---|---|
| | Level | Class | Carrying Value | Fair Value | Carrying Value | Fair Value |
| *Assets* | | | | | | |
| Cash and cash equivalents | 1 | R | $106,408 | $106,408 | $ 87,368 | $87,368 |
| Floating rate notes receivable | 2 | NR | 2,385 | 2,385 | 2,765 | 2,765 |
| Cash surrender values | 2 | NR | 4,621 | 4,621 | 4,319 | 4,319 |
| *Liabilities* | | | | | | |
| Floating rate revolving Credit Facility, including Term Loan | 2 | NR | 95,000 | 95,000 | 145,000 | 145,000 |
| 6¾% Senior Notes Payable due 2019 | 1 | NR | 150,000 | 159,000 | 150,000 | 150,750 |
| 8¾% Senior Notes payable due 2016 (Note 15) | 1 | NR | 270,758 | 292,875 | 269,517 | 298,375 |
| Other long-term debt | 2 | NR | 5,501 | 5,501 | 8,040 | 8,040 |

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Class R: Measured at fair value on recurring basis, subsequent to initial recognition.
Class NR: Measured at fair value on nonrecurring basis, subsequent to initial recognition.

*Concentrations of Credit Risk* – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts and notes receivable, and cash surrender values. Concentration of credit risk with respect to cash and cash equivalents and cash surrender values is limited through placement with major high-credit qualified financial institutions and insurance carriers, respectively. However, amounts placed often significantly exceed available insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the large numbers and wide variety of customers and customer industries and their broad geographical dispersion. Also, a significant portion of the Company's accounts receivable typically pertain to advance revenues for specific events which are deferred until the event is held. As such, exposure to credit risk on such receivables that could adversely affect operating results is limited until recognition of the associated deferred race event income. The Company generally requires sufficient collateral equal to or exceeding note amounts, or accepts notes from high-credit quality entities or high net-worth individuals, limiting its exposure to credit risk. Amounts due from affiliates typically can be offset to the extent of amounts payable to affiliates, limiting the Company's exposure to credit risk.

*Loss and Other Contingencies and Financial Guarantees* – The Company accrues a liability for contingencies if the likelihood of an adverse outcome is probable and the amount is estimable. Legal and other costs associated with loss contingencies are expensed as incurred. The Company accounts for financial guarantees using applicable authoritative guidance which requires, among other things, that guarantors recognize a liability for the fair value of obligations undertaken by issuing a guarantee.

CMS's property includes areas used as solid waste landfills for many years. Landfilling of general categories of municipal solid waste on the CMS property ceased in 1992, but CMS currently allows certain property to be used for land clearing and inert debris landfilling. Landfilling for construction and demolition debris has ceased on the CMS property. Management believes the Company's operations, including the landfills on its property, comply with all applicable federal, state and local environmental laws and regulations. Management is not aware of any situation related to landfill operations which would have a material adverse effect on the Company's financial position, future results of operations or cash flows.

*Recently Issued Accounting Standards* – The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2012-02 "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" which permits entities first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30 "Intangibles – Goodwill and Other – General Intangibles Other than Goodwill". Under this Update, entities have an option not to calculate annually the fair value of an indefinite-lived intangible asset if it determines that it is not more likely than not the asset is impaired. This Update permits entities to assess qualitative factors when testing indefinite-lived intangible assets for impairment results similar to the goodwill impairment testing guidance in Update 2011-08 "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment". If, after assessing the totality of events and circumstances, an entity concludes it is not more likely than not that the indefinite-lived intangible asset is impaired, no further action is required. However, if an entity concludes otherwise, it is required to determine fair value of the intangible asset and perform quantitative impairment testing by comparing fair value with the carrying amount in accordance with Subtopic 350-30. Entities also have the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. Entities should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the intangible asset is impaired, and should refer to examples in paragraph 350-30-35-18B(a) through (f) for guidance about the types of events and circumstances to consider in evaluating possible impairment. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and early adoption is permitted. The Company is currently assessing the impact, if any, adoption may have on its future impairment assessments.

The FASB issued Accounting Standards Update No. 2013-02 "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" which requires entities to report the effects of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if amounts being reclassified are required under US generally accepted accounting principles (GAAP) to be reclassified in entirety to net income. For other than such amounts, entities are required to cross-reference other disclosures required under US GAAP that provide additional information about those amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012, and entities are required to comply with this Update for all reporting periods presented, including interim periods. Early adoption is permitted. The Company is currently assessing the impact, if any, adoption may have on its future financial statement presentation.

## 3. INVENTORIES

Inventory costs consist of: (i) souvenirs and 5/8-scale and similar small-scale finished vehicles determined on a first-in, first-out basis; and (ii) apparel, micro-lubricant®, and parts and accessories product costs determined on an average current cost basis. No general and administrative costs are included in inventory costs. Cost of sales are charged using the same inventory cost bases. Inventories as of December 31, 2012 and 2011 consist of (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Souvenirs and apparel | $2,599 | $2,867 |
| Finished vehicles, parts and accessories | 5,591 | 5,149 |
| Micro-lubricant® and other | 604 | 614 |
| Total | $8,794 | $8,630 |

All inventories are stated at the lower of cost or market value with provisions for differences between cost and estimated market value based on assumptions about current and future demand, market conditions and trends that might adversely impact realization. Inventories are reflected net of provisions summarized as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $ 5,765 | $5,938 | $6,500 |
| Current year provision | 216 | 344 | 241 |
| Current year sales and write-offs | (1,224) | (517) | (803) |
| Balance, end of year | $ 4,757 | $5,765 | $5,938 |

## 4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 and 2011 is summarized as follows (dollars in thousands):

| | Estimated Useful Lives | 2012 | 2011 |
|---|---|---|---|
| Land and land improvements | 5-25 | $ 454,828 | $ 446,200 |
| Racetracks and grandstands | 5-45 | 747,613 | 738,991 |
| Buildings and luxury suites | 5-40 | 449,105 | 439,389 |
| Machinery and equipment | 3-20 | 45,147 | 44,867 |
| Furniture and fixtures | 5-20 | 33,962 | 33,482 |
| Autos and trucks | 3-10 | 11,811 | 11,134 |
| Construction in progress | | 1,578 | 5,381 |
| Total | | 1,744,044 | 1,719,444 |
| Less accumulated depreciation | | (595,626) | (542,290) |
| Net | | $1,148,418 | $1,177,154 |

*Other Information* – Depreciation expense amounted to $55,444,000 in 2012, $53,956,000 in 2011 and $52,697,000 in 2010. As of December 31, 2012, the Company's contractual obligations for capital expenditures were not significant.

## 5. GOODWILL AND OTHER INTANGIBLE ASSETS

The composition and accounting for intangible assets are further described in Note 2, except for other intangible assets consisting of amortizable event sanctioning and renewal agreements for certain minor annual racing events. As of December 31, 2012 and 2011, gross carrying values and accumulated amortization by class of intangible asset are as follows (dollars in thousands):

| | 2012 | | | 2011 | | | Estimated Amortization Period (Years) |
|---|---|---|---|---|---|---|---|
| | Gross Carrying Value | Accumulated Amortization | Net | Gross Carrying Value | Accumulated Amortization | Net | |
| Nonamortizable race event sanctioning and renewal agreements | $394,913 | – | $394,913 | $394,913 | – | $394,913 | – |
| Amortizable race event sanctioning and renewal agreements | 100 | $(41) | 59 | 70 | $(23) | 47 | 5-6 |
| Total | $395,013 | $(41) | $394,972 | $394,983 | $(23) | $394,960 | |

Changes in the gross carrying value of other intangible assets and goodwill are as follows (in thousands):

| | Other Intangible Assets | | Goodwill | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Balance, beginning of year | $394,983 | $394,983 | $138,717 | $187,326 |
| Increase from acquisitions | 100 | – | – | – |
| Decrease from impairment charges | – | – | – | (48,609) |
| Balance, end of year | $395,013 | $394,983 | $138,717 | $138,717 |

For 2012, the increase in amortizable other intangible assets represents event sanctioning and renewal agreements for certain annual minor racing events to be held for five years commencing in 2012. For 2011, the decrease in goodwill reflects an impairment charge (with no income tax benefit) to reduce goodwill related to NHMS to estimated fair value as further described in Note 2 "2011 Impairment of Goodwill".

At December 31, 2012, the carrying amounts for goodwill and other intangible assets include accumulated impairments of $57.2 million and $3.3 million, respectively. Amortization expense on other intangible assets amounted to $18,000 in 2012, $12,000 in 2011 and $12,000 in 2010. Estimated annual amortization expense for each of the next five years is not significant.

## 6. LONG-TERM DEBT

As further described in Note 15, the Company issued additional 2019 Senior Notes and amended its Credit Facility in the first quarter 2013, and plans to redeem all outstanding 2016 Senior Notes in the second quarter 2013. All amounts and descriptions of debt arrangements below are based on terms and conditions in effect as of December 31, 2012 before debt issuance, amendment or redemption in 2013.

Long-term debt as previously scheduled at December 31, 2012 and 2011 consists of (in thousands):

| | As Previously Scheduled December 31, 2012 | December 31, 2011 |
|---|---|---|
| Revolving credit facility | – | $ 10,000 |
| Credit facility term loan | $ 95,000 | 135,000 |
| 2016 Senior Notes | 270,758 | 269,517 |
| 2019 Senior Notes | 150,000 | 150,000 |
| Other notes payable | 5,501 | 8,040 |
| Total | 521,259 | 572,557 |
| Less current maturities | (17,709) | (17,540) |
| Long-term debt, excluding current maturities | $503,550 | $555,017 |

Annual maturities of long-term debt as previously scheduled at December 31, 2012 are as follows (in thousands):

| | As Previously Scheduled |
|---|---|
| 2013 | $ 17,709 |
| 2014 | 16,347 |
| 2015 | 66,445 |
| 2016 | 270,758 |
| 2017 | – |
| Thereafter | 150,000 |
| Total | $521,259 |

*2012 Bank Credit Facility* – Prior to first quarter 2013 amendment as further discussed in Note 15, the Company's Credit Facility (the 2012 Credit Facility or Credit Facility): (i) provided for a four-year $100,000,000 senior secured revolving credit facility, with separate sub-limits of $50,000,000 for standby letters of credit and $10,000,000 for swing line loans; (ii) provided for a four-year $150,000,000 senior secured term loan (the Term Loan); (iii) matured in January 2015; (iv) allowed the Company to increase revolving commitments or establish a term loan (or a combination of the two) up to an aggregate additional $50,000,000 with certain lender commitment conditions; (v) provided that Credit Facility borrowings must be used solely for refinancing existing indebtedness, working capital and other general corporate needs, capital expenditures and permitted investments; (vi) allowed the acquisition of additional motor speedways and related businesses subject to specified limitations; (vii) permitted other investments not specifically referenced of up to $5,000,000 each year with unrestricted subsidiaries; (viii) allowed annual aggregate payments of dividends and repurchases of SMI securities of up to $50,000,000, increasing up to $75,000,000 subject to maintaining certain financial covenants; and (ix) limited annual capital expenditures to $75,000,000. The Term Loan required quarterly principal payments of at least $3,750,000. The Credit Facility was previously amended in January 2011, the terms of which are reflected herein.

In 2012, the Company repaid $50,000,000 of Credit Facility borrowings, including Term Loan borrowings of $40,000,000. In 2011, the Company borrowed $30,000,000 under the revolving credit facility and $150,000,000 under the Term Loan to fund the tender offer and early redemption of the senior subordinated notes further described below, and repaid $40,000,000 of revolving credit facility and $15,000,000 of Term Loan borrowings. The Company repaid borrowings of $50,000,000 in 2010. At December 31, 2012, outstanding letters of credit amounted to $887,000.

Interest was based, at the Company's option, upon LIBOR plus 1.75% to 2.75% or the greater of Bank of America's prime rate, Federal Funds rate plus 0.5% or LIBOR plus 1.0%, plus 0.75% to 1.75%. The Credit Facility also contained a commitment fee ranging from 0.35% to 0.55% of unused amounts available for borrowing. The interest rate margins on borrowings and the commitment fee were adjustable periodically based upon certain consolidated total leverage ratios. Prior to the January 2011 Credit Facility amendment, interest was based at the Company's option, upon LIBOR plus 2.50% to 3.75% or the greater of Bank of America's prime rate, the Federal Funds rate plus 0.5% or the Eurodollar rate plus 1.0%, plus 1.5% to 2.75%. The Credit Facility contained a number of affirmative and negative financial covenants, including requirements that the Company maintain certain ratios of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) to interest expense, and minimum net worth. Credit Facility indebtedness was secured by a pledge of all capital stock and limited liability company interests of the Guarantors.

*2016 Senior Notes* – As further discussed in Note 15, the Company plans to fully redeem the following notes in the second quarter 2013. In 2009, the Company completed a private placement, and subsequent exchange offer for substantially identical notes registered under the Securities Act, of 8¾% senior notes (the 2016 Senior Notes) in aggregate principal amount of $275,000,000. These 2016 Senior Notes were issued at 96.8% of par. As of December 31, 2012 and December 31, 2011, the 2016 Senior Notes carrying value of $270,758,000 and $269,517,000 is reported net of unamortized issuance discount of $4,242,000 and $5,483,000, respectively. The 2016 Senior Notes are scheduled to mature in 2016, with interest payments due semi-annually on June 1 and December 1. The 2016 Senior Notes Indenture permits annual dividend payments of up to approximately $0.48 per share of common stock, increasable subject to meeting certain financial covenants. The Company can redeem some or all of the 2016 Senior Notes at annually declining redemption premiums ranging from 104.375% of par in the twelve month periods beginning June 1, 2013 to par after June 1, 2015.

*2019 Senior Notes* – In February 2011, the Company completed a private placement of new 6¾% Senior Notes in aggregate principal amount of $150,000,000 (the 2019 Senior Notes). These 2019 Senior Notes were issued at par value, and net proceeds after commissions and fees approximated $147,075,000. Net offering proceeds, along with new Term Loan borrowings of $150,000,000 under the Credit Facility and cash on hand, were used to redeem and retire all tendered outstanding senior subordinated notes as further discussed below. The Company completed an exchange offer for substantially identical notes registered under the Securities Act in May 2011. As further discussed in Note 15, the Company issued additional 2019 Senior Notes in aggregate principal amount of $100,000,000 in the first quarter 2013, the proceeds of which were used to repay Credit Facility borrowings.

The 2019 Senior Notes mature in February 2019, and interest payments are due semi-annually on February 1 and August 1. The Company may redeem some or all of the 2019 Senior Notes at annually declining redemption premiums ranging from 103.375%

of par in fiscal years beginning February 1, 2015 to par after February 1, 2017, and up to 35% of the 2019 Senior Notes before February 1, 2014 with proceeds from certain equity offerings at a redemption premium of 106.75% of par. The Company may also redeem some or all of the 2019 Senior Notes before February 1, 2015 at par plus a "make-whole" premium. In the event of a change of control, the Company must offer to repurchase the 2019 Senior Notes at 101% of par value. The Indenture governing the 2019 Senior Notes permits dividend payments each year of up to approximately $0.48 per share of common stock, increasable subject to meeting certain financial covenants.

*Other General Terms and Conditions* – The existing Credit Facility, 2016 Senior Notes and 2019 Senior Notes contain certain requirements and restrictive financial covenants and limitations on capital expenditures, acquisitions, dividends, repurchase or issuance of SMI securities, restricted payments, equity and debt security repurchases, limitations or prohibitions on incurring other indebtedness, liens or pledging assets to third parties, consolidation, mergers, transactions with affiliates, guarantees, asset sales, specific types of investments, distributions, redemptions and disposition of property, and entering into new lines of business. The 2016 Senior Notes and the 2019 Senior Notes are unsecured and rank equally in right of payment with all other Company existing and future unsecured senior debt, and are effectively subordinated to all secured debt, including the Credit Facility. The existing Credit Facility agreement, 2016 Senior Notes Indenture and 2019 Senior Notes Indenture also contain cross-default provisions. The Company was in compliance with all applicable covenants under these debt agreements as of December 31, 2012.

*2011 Early Redemption of Senior Subordinated Notes* – In the first quarter 2011, the Company completed a tender offer and redeemed $330,000,000 in aggregate principal amount of outstanding 6¾% Senior Subordinated Notes (Senior Subordinated Notes) at 101.25% to 101.375% of par, with proceeds from the 2019 Senior Notes issuance, Term Loan borrowings of $150,000,000 and cash on hand. The Senior Subordinated Notes were previously scheduled to mature in September 2013. The 2011 loss on early debt redemption and refinancing represents a charge to earnings for tender offer redemption premium, associated unamortized net deferred loan costs, settlement payment and transaction costs, all associated with the former debt arrangements, and aggregating approximately $7.5 million, before income taxes of $2.9 million.

*Other Notes Payable* – Long-term debt includes two non-interest bearing debt obligations associated with the Company's acquisition of KyS. Each obligation is payable in 60 monthly installments of $125,000. As of December 31, 2012 and 2011, their combined carrying values of $5,501,000 and $8,040,000 reflect discounts of $499,000 and $960,000, respectively, based on effective interest rates of 6% and 7%.

*Subsidiary Guarantees* – Amounts outstanding under the 2012 Credit Facility, 2016 Senior Notes and 2019 Senior Notes are guaranteed by all of SMI's material operative subsidiaries except for Oil-Chem and its subsidiaries (which are presently non-material). These guarantees are full and unconditional and joint and several, with the 2019 Senior Notes on a senior unsecured basis. The parent company has no independent assets or operations. There are no restrictions on the subsidiaries' ability to pay dividends or advance funds to the parent company.

*Interest Expense, Net* – Interest expense, interest income and capitalized interest costs are summarized as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Gross interest costs | $42,155 | $44,700 | $53,223 |
| Less capitalized interest costs | (574) | (2,286) | (710) |
| Interest expense | 41,581 | 42,414 | 52,513 |
| Interest income | (364) | (302) | (418) |
| Interest expense, net | $41,217 | $42,112 | $52,095 |
| Weighted average interest rate on borrowings under bank Credit Facility | 2.7% | 2.8% | 3.9% |

7. CAPITAL STRUCTURE, PER SHARE DATA AND OTHER EQUITY INFORMATION

*Preferred Stock* – At December 31, 2012, SMI has authorized 3,000,000 shares of preferred stock with a par value of $.10 per share. Shares of preferred stock may be issued in one or more series with rights and restrictions as may be determined by the Company's Board of Directors. No preferred shares were issued or outstanding at December 31, 2012 or 2011.

*Per Share Data* – The following schedule reconciles basic and diluted earnings or loss per share from continuing operations (where computations are anti-dilutive, reported basic and diluted per share amounts are the same) (in thousands except per share amounts):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Income (loss) income from continuing operations applicable to common stockholders and assumed conversions | $41,793 | $ (5,561) | $45,263 |
| Weighted average common shares outstanding | 41,431 | 41,524 | 41,927 |
| Dilution effect of assumed conversions, common stock equivalents – stock awards | 6 | – | 1 |
| Weighted average common shares outstanding and assumed conversions | 41,437 | 41,524 | 41,928 |
| Basic earnings (loss) per share | $ 1.01 | $ (0.14) | $ 1.08 |
| Diluted earnings (loss) per share | $ 1.01 | $ (0.14) | $ 1.08 |
| Anti-dilutive common stock equivalents excluded in computing diluted earnings or loss per share | 1,057 | 1,237 | 1,469 |

*Declaration of Cash Dividends* – The Company's Board of Directors approved aggregate dividends on common stock as follows (in thousands except per share amounts):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash dividends paid | $24,883 | $16,623 | $16,774 |
| Dividends per common share | $ 0.60 | $ 0.40 | $ 0.40 |

Quarterly dividends were declared in each period and all declaration, record and payment dates were in the same fiscal periods. See Note 6 for annual limitations on dividend payments under the Company's debt agreements. On February 13, 2013, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of common stock aggregating approximately $6.2 million payable on March 15, 2013 to shareholders of record as of March 1, 2013. These quarterly cash dividends are being paid using available cash and cash equivalents on hand.

*Stock Repurchase Program* – The Company's Board of Directors has approved a stock repurchase program authorizing SMI to repurchase up to an aggregate of 4,000,000 shares of the Company's outstanding common stock from time to time, depending on market conditions, share price, applicable limitations under the Company's debt agreements (see Note 6), and other factors the Board of Directors or its designees, in their sole discretion, may consider relevant. The purchases can be in the open market or private transactions. The stock repurchase program is presently funded using available cash and cash equivalents and may be suspended or discontinued at any time. The Company repurchased 124,000, 255,000 and 723,000 shares of common stock for $2,039,000 in 2012, $3,597,000 in 2011 and $11,264,000 in 2010, respectively. As of December 31, 2012, the Company could repurchase up to an additional 244,000 shares under the current authorization. As of and through December 31, 2012 and 2011, treasury stock includes 74,000 and 41,000 of common stock shares delivered to the Company in satisfaction of tax withholding obligations of holders of vested restricted shares issued under our equity compensation plans.

## 8. INCOME TAXES

Components of the provision for income taxes are as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (2,247) | $ (1,051) | $ 3,704 |
| State | (47) | (2,743) | (2,055) |
| | (2,294) | (3,794) | 1,649 |
| Deferred: | | | |
| Federal | 24,521 | 17,612 | 14,688 |
| State | (335) | 9,663 | 9,485 |
| | 24,186 | 27,275 | 24,173 |
| Total | $21,892 | $23,481 | $25,822 |

The reconciliation of statutory federal and effective income tax rates is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Statutory federal tax rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of federal income tax effect | (0.2) | 16.8 | 4.3 |
| Non-deductible impairment of goodwill | – | 94.9 | – |
| Change in valuation allowances, primarily related to losses on equity investees | (0.1) | 2.4 | 0.2 |
| Change in uncertain tax positions, including income tax liabilities for settlements with taxing authorities | 0.1 | (12.6) | (2.5) |
| Other, net | (0.4) | (5.5) | (0.7) |
| Total | 34.4% | 131.0% | 36.3% |

Tax effects of temporary differences resulting in deferred income taxes are as follows (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Deferred tax liabilities: | | |
| Property and equipment | $260,458 | $ 251,369 |
| Goodwill and other intangible assets | 144,814 | 141,677 |
| Expenses deducted for tax purposes and other | 3,863 | 3,536 |
| Subtotal | 409,135 | 396,582 |
| Deferred tax assets: | | |
| Income previously recognized for tax purposes | (16,330) | (17,991) |
| Stock option and other deferred compensation expense | (4,228) | (4,196) |
| PSL and other deferred income recognized for tax purposes | (1,984) | (2,247) |
| State and federal net operating loss carryforwards | (3,660) | (13,431) |
| Basis difference for equity investment and subsidiary | (63,841) | (64,042) |
| Subtotal | (90,043) | (101,907) |
| Less: Valuation allowance | 65,903 | 66,299 |
| Net deferred tax assets | (24,140) | (35,608) |
| Total net deferred tax liabilities | 384,995 | 360,974 |
| Net current deferred tax assets | 741 | 5,924 |
| Net non-current deferred tax liabilities | $385,736 | $ 366,898 |

At December 31, 2012, the Company has approximately $492,000 of federal net operating loss carryforwards expiring in 2023 through 2027, and $79,146,000 of state net operating loss carryforwards expiring in 2013 through 2032. At December 31, 2012 and 2011, valuation allowances of $65,903,000 and $66,299,000 have been provided against deferred tax assets because management has determined that ultimate realization is not more likely than not for certain deferred tax assets and state net operating loss carryforwards.

*Effective Tax Rate Comparison for 2010 through 2012* – The Company's effective income tax rate for 2012 was 34.4%, for 2011 was 131.0% and for 2010 was 36.3%. The lower 2012 tax rate reflects favorable recoveries and settlements with certain taxing authorities, and lower effective state income tax rates. The higher 2011 tax rate results primarily from reflecting the goodwill impairment charge (see Note 2) for which no tax benefit is recorded. Excluding the non-deductible goodwill impairment charge, the 2011 effective income tax rate would have been 36.1%. The 2010 effective income tax rate reflects the positive impact of decreases in income tax liabilities related to uncertain tax positions for settlements with taxing authorities.

*Accounting for Uncertainty in Income Taxes* – Income tax liabilities for unrecognized tax benefits approximate $1,004,000 as of December 31, 2012 and 2011, respectively, and are included in other noncurrent liabilities, all of which would favorably impact the Company's effective tax rate if recognized. Interest and penalties recognized on uncertain tax positions amounted to $74,000 in 2012, $270,000 in 2011 and $261,000 in 2010. As of December 30, 2012 and 2011, the Company had $771,000 and $697,000 accrued for the payment of interest and penalties on uncertain tax positions, which is included in other noncurrent liabilities. As of December 31, 2012, management was not aware of any significant tax positions where it appeared reasonably possible that unrecognized tax benefits might significantly increase within the next twelve months. The tax years that remain open to examination include 2006 through 2012 by the California Franchise Tax Board, and 2009 through 2012 by all other taxing jurisdictions to which the Company is subject. The Internal Revenue Service's examination of the Company's 2010 federal income tax return is final with no material adjustments. The Company's 2011 federal income tax return is under examination by the Internal Revenue Service, which began in March 2013.

A reconciliation of the change in the total unrecognized tax benefits and other information for the three years ended December 31, 2012 is as follows (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Beginning of period | $1,004 | $ 2,879 | $ 5,081 |
| Increases (decreases) for tax positions of current year | – | – | – |
| Increases for tax positions of prior years | – | 358 | 131 |
| Decreases for tax positions of prior years | – | (1,744) | – |
| Reductions for lapse of applicable statute of limitations | – | – | – |
| Increases (decreases) for settlements with taxing authorities | – | (489) | (2,333) |
| End of period | $1,004 | $ 1,004 | $ 2,879 |

## 9. RELATED PARTY TRANSACTIONS

Before July 30, 2002, the Company made loans to, and paid certain expenses on behalf of, Sonic Financial Corporation (Sonic Financial), a Company affiliate through common ownership by the Company's Chairman and Chief Executive Officer, for various corporate purposes. Also, the Company and Sonic Financial currently share various expenses in the ordinary course of business. Notes and other receivables from affiliates at December 31, 2012 and 2011 include $3,681,000 and $4,055,000 due from Sonic Financial. The amount due bears interest at 1% over prime, is payable on demand, and because the Company does not anticipate or require repayment before December 31, 2013, is classified as a noncurrent asset in the accompanying consolidated balance sheet. Changes in the amount due from December 31, 2011 primarily reflect increases for accrued interest on outstanding balances and decreases from shared expenses with affiliates. The amounts due were reduced from shared expenses and repayments, if any, net of accrued interest by $373,000 in 2012, $358,000 in 2011 and $342,000 in 2010. Any increases pertain to note receivable arrangements in place before July 30, 2002.

Amounts payable to affiliate at December 31, 2012 and 2011 consist of $2,594,000 for acquisition and other expenses paid on behalf of AMS by Sonic Financial prior to 1996. Of this amount, approximately $1,800,000 bears interest at 3.83% and the remainder at prime plus 1%. The entire amount is classified as long-term because payment is not required before December 31, 2013.

Certain SMI subsidiaries lease office and warehouse facilities from companies affiliated through common ownership by the Company's Chairman and Chief Executive Officer, under annually renewable lease agreements. Rent expense amounted to $640,000 in 2012, $554,000 in 2011 and $584,000 in 2010. At December 31, 2012 and 2011, amounts owed to these affiliated companies were not significant.

Various SMI subsidiaries purchased new and used vehicles for operations and employee use from certain subsidiary dealerships of Sonic Automotive, Inc. (SAI), an entity in which the Company's Chairman and Chief Executive Officer is a controlling stockholder, for an aggregate of approximately $166,000 in 2012, $270,000 in 2011 and $279,000 in 2010. There were no vehicles sold to SAI in 2012, 2011 or 2010. Also, SMI Properties sold merchandise to SAI totaling $552,000 in 2012, $640,000 in 2011 and $648,000 in 2010. Amounts due from SAI at December 31, 2012 were $27,000 and at December 31, 2011 were not significant.

Oil-Chem sold zMAX micro-lubricant® product to certain SAI dealerships for resale to service customers of the dealerships in the ordinary course of business. Total purchases from Oil-Chem by SAI dealerships approximated $2,047,000 in 2012, $1,507,000 in 2011 and $1,391,000 in 2010. At December 31, 2012 and 2011, approximately $137,000 and $161,000 was due from SAI and are reflected in current assets.

SMI Properties and, to a lesser extent, other SMI subsidiaries purchased and sold motorsports merchandise, and received commissions for merchandise sold during Company events from Motorsports Authentics. Merchandise purchases approximated $601,000 in 2012, $609,000 in 2011 and $1,258,000 in 2010, and merchandise sales and event related commissions approximated $1,989,000 in 2012, $2,801,000 in 2011 and $3,807,000 in 2010. At December 31, 2012 and 2011, net amounts due from MA approximated $491,000 and $138,000. Amounts due to or from MA are reflected in current assets and current liabilities as applicable.

The foregoing related party balances as of December 31, 2012 and 2011, and transactions for the three years ended December 31, 2012 are summarized below (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Notes and other receivables | $4,336 | $4,386 |
| Amounts payable to affiliates | 2,594 | 2,594 |

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Merchandise and vehicle purchases | $ 767 | $ 879 | $1,537 |
| Merchandise and vehicle sales, event related commissions, and reimbursed shared expenses | 4,968 | 5,328 | 6,226 |
| Rent expense | 640 | 554 | 584 |
| Interest income | 110 | 125 | 141 |
| Interest expense | 103 | 103 | 103 |

## 10. LEGAL PROCEEDINGS AND CONTINGENCIES

The Company is involved in various lawsuits in the normal course of business, some of which involve material claims. Management does not currently believe the outcome of these lawsuits or incidents will have a material adverse effect on the Company's future financial position, results of operations or cash flows.

On April 22, 2008, SMIL filed a complaint in the Superior Court of North Carolina sitting in Mecklenburg County (the Complaint) against Bronwen Energy Trading, Ltd. (Bronwen), Bronwen Energy Trading UK, Ltd. (Bronwen UK), Dr. Patrick Denyefa Ndiomu (Dr. Ndiomu), BNP Paribas (Suisse) SA (BNP Suisse), BNP Paribas S.A. (BNP France), Swift Aviation Group, Inc. (SAG), Swift Air, LLC (SA), and Swift Aviation Group, LLC (Swift Aviation). On May 29, 2008, SMIL filed an amended complaint (the Amended Complaint) adding Swift Transportation Company, Inc. (Swift Transportation). SAG, SA, Swift Aviation and Swift Transportation are collectively referred to as the "Swift Defendants". SMIL is seeking recovery of $12,000,000 it alleges was wrongfully drawn from its bank account by BNP Suisse and BNP France in connection with obligations SMIL contends are owed by Bronwen, Bronwen UK, Dr. Ndiomu, and the Swift Defendants for petroleum product purchases utilizing credit extended by BNP France. SMIL is also seeking to recover contractual amounts it alleges are owed by Bronwen, Bronwen UK, Dr. Ndiomu, and the Swift Defendants under the terms of various contracts regarding the petroleum product purchases. Additionally, SMIL is seeking treble damages, attorneys' fees and costs. In the litigation, SMIL has asserted claims for breach of contract, wrongful honor on a guarantee demand, conversion, fraud, negligent misrepresentation, equitable subrogation, alter ego, unfair and deceptive trade practices, and has sought an accounting. On July 23, 2008, SMIL obtained an entry of default against Bronwen due to its failure to timely file a responsive pleading. On September 12, 2008, SMIL obtained entries of default against Bronwen UK and Dr. Ndiomu due to their failure to timely file a responsive pleading. On December 15, 2010, SMIL reached a negotiated settlement with the Swift Defendants, as a result of which SMIL dismissed its claims against only the Swift Defendants on December 29, 2010. The settlement did not have a material impact on the Company's financial position, results of operations or cash flows. On August 18, 2008, BNP France filed a motion to dismiss the claims against it alleging: 1) the North Carolina court does not possess personal jurisdiction over BNP France; 2) that Geneva, Switzerland is the appropriate forum for disputes about the guarantees; and 3) that SMIL is unable to state claims for relief against BNP France. On September 30, 2008, BNP France filed a revised motion to dismiss, withdrawing its challenge to personal jurisdiction, but maintaining allegations that Geneva, Switzerland is the appropriate forum for disputes about the guarantees and that SMIL is unable to state claims for relief against BNP France. On January 21, 2009, the trial court denied BNP France's motion to dismiss based upon its contention that SMIL's claims against it should be heard in Geneva, Switzerland, and further denied its motion to dismiss for failure to state a claim for relief as to all of SMIL's claims, except for SMIL's breach of contract claim against BNP France. On February 10, 2009, BNP France served notice it was appealing the trial court's ruling with respect to its contention that SMIL's claims against it should be heard in Geneva, Switzerland. On February 15, 2011, the North Carolina Court of Appeals filed its opinion affirming the trial court's ruling denying BNP France's motion to dismiss. On March 22, 2011, BNP France filed a Petition for Discretionary Review with the North Carolina Supreme Court seeking to have the Supreme Court review the decision of the North Carolina Court of Appeals that affirmed the trial court's ruling denying BNP France's motion to dismiss. SMIL filed its response to the petition on April 4, 2011. The North Carolina Supreme Court denied BNP France's Petition for Discretionary Review on January 26, 2012. On August 4, 2008, BNP Suisse filed a motion to dismiss the claims against it alleging the North Carolina court does not possess personal jurisdiction over BNP Suisse, which motion was denied by the trial court on July 14, 2009. On August 11, 2009, BNP Suisse served notice it was appealing the trial court's ruling. On February 15, 2011, the North Carolina Court of Appeals filed its opinion which reversed the trial court, holding that BNP Suisse was not subject to personal jurisdiction in North Carolina. On March 22, 2011, SMIL filed a Petition for Discretionary Review with the North Carolina Supreme Court seeking to have the Supreme Court review the decision of the North Carolina Court of Appeals which reversed the trial court, holding that BNP Suisse was not subject to personal jurisdiction in North Carolina. BNP Suisse filed its response to the petition on April 4, 2011. The North Carolina Supreme Court denied SMIL's Petition for Discretionary Review on January 26, 2012. SMIL intends to continue pursuit of its claims against BNP France in the North Carolina Business Court. On July 27, 2012, BNP France filed a motion for judgment on the pleadings. The Court conducted oral argument on October 17, 2012, and the decision is pending. Discovery and motions practice are ongoing in this matter.

## 11. STOCK COMPENSATION PLANS

*2004 Stock Incentive Plan, Amended and Restated as of February 10, 2009* – The 2004 Stock Incentive Plan (the 2004 Plan) provides equity-based incentives for attracting and retaining key employees, directors and other individuals providing services to the Company. Awards under the 2004 Plan may consist of incentive stock options, non-statutory stock options, restricted stock units or restricted stock. The 2004 Plan is administered by the Compensation Committee of the Board of Directors who has full authority to determine recipients, types, purchase prices, and amounts of awards granted and amend the terms, restrictions and conditions of awards. Factors considered, among others, include achievement of financial, business and performance objectives, the occurrence of specific events, time periods of continued service or other time-based restrictions.

Under the 2004 Plan, 2,500,000 shares of SMI's common stock are reserved for issuance, subject to various restrictions and adjustments including the following: (i) if shares subject to award under the 2004 Plan are forfeited, or the award otherwise terminates or is canceled for any reason without the issuance of such shares, those shares will be available for future awards; (ii) no individual may be granted options aggregating more than 100,000 shares of common stock during any calendar year; and (iii) in the case of restricted stock or restricted stock unit awards that are designated as performance awards, no individual may be granted an aggregate of more than 35,000 shares of common stock during any calendar year. Exercise prices for awarded stock options generally may not be less than the fair or trading value of the Company's common stock at, and exercise periods may not exceed ten years from, the option grant date. At December 31, 2012, approximately 1,318,000 shares are available for future grant.

To date, all stock options granted under the 2004 Plan have an exercise price equal to the market value of the underlying common stock at grant date, expire ten years from grant date and vest immediately or in equal installments over three years, and restricted stock and restricted stock units vest three years from grant date or in equal installments over three years. Once applicable restrictions lapse or have been satisfied, restricted stock units may be payable in cash, shares of common stock or a combination, as specified in the award agreement. Awards of restricted stock or restricted stock units are generally subject to forfeiture and restrictions on transferability until vested. If restricted stock and restricted stock unit award recipients cease to perform services for the Company, all shares of common stock and restricted stock units still subject to restrictions generally will be forfeited unless waived by the Compensation Committee. Recipients of restricted stock generally will have certain rights and privileges of a stockholder, including the right to vote such shares and receive dividends, if any. Recipients of restricted stock units generally will not have the rights and privileges of a stockholder, except they may be entitled to receive dividend equivalents, if so specified in the award agreements and dividends are declared.

Under the Company's performance-based Incentive Compensation Plan, the Compensation Committee of the Company's Board of Directors approved grants of 35,000 shares of restricted stock to the Company's Vice Chairman and Chief Financial Officer and 35,000 restricted stock units to the Company's President and Chief Operating Officer in 2012. Both grants are under the 2004 Plan, are to be settled in shares of common stock, vest in equal installments over three years and are subject to reaching certain defined full year earnings targets established at the beginning of each year by the Compensation Committee. In 2012, 28,809 shares of both restricted stock and restricted stock units vested, and 8,400 of both shares and units were forfeited in accordance with the terms of the Incentive Compensation Plan. Forfeitures in any given year result from differences between the Company's actual results for the previous year as compared to the defined full year earnings target. Once the vesting period expires, common stock is issued in settlement of the restricted stock units and all vested shares are no longer subject to forfeiture or restrictions on transferability. As of December 31, 2012, 60,000 restricted stock shares and 60,000 restricted stock units were outstanding under the Incentive Compensation Plan.

In 2012, the Company also granted to non-executive management employees 66,400 shares of restricted stock that vest in equal installments over three years, and repurchased 10,300 shares of common stock from such employees for $176,000 related to settlement of income taxes on 39,601 shares that vested under the 2004 Plan. In 2012, the Company also repurchased 22,500 shares of common stock for $359,000 from executive management employees to settle income taxes on 57,618 shares that vested under the Incentive Compensation Plan. Repurchases of common stock related to settlement of income taxes upon restricted stock vesting are reflected as financing activities in the statement of cash flows.

*1994 Stock Option Plan* – The 1994 Stock Option Plan (the 1994 Plan) expired by its terms on December 21, 2004 and no further options can be granted under that plan. Adoption of the 2004 Plan described above, and termination of the 1994 Plan, did not adversely affect rights under any outstanding stock options previously granted under the 1994 Plan. All options granted to purchase shares under the 1994 Plan are fully vested and generally expire ten years from grant date. The exercise price of all stock options granted under the 1994 Plan was the fair or trading value of the Company's common stock at grant date.

*2008 Formula Restricted Stock Plan, Amended and Restated as of April 17, 2012* – The 2008 Formula Restricted Stock Plan (the 2008 Formula Plan) is intended to promote the interests of the Company and its stockholders by providing non-employee directors with Company ownership interests to more closely align their interests with the Company's stockholders and to enhance the Company's ability to attract and retain highly qualified non-employee directors. The 2008 Formula Plan is intended to constitute a "formula plan" within the meaning of SEC Rule 16b-3 of the Exchange Act. Approval of the 2008 Formula Plan, and termination of the Formula Stock Option Plan, did not adversely affect the rights of any outstanding stock options previously granted under the Formula Stock Option Plan. The 2008 Formula Plan is administered by the Board of Directors, excluding non-employee directors, and expires by its terms in February 2018. The Board of Directors, excluding non-employee directors, may amend, suspend or terminate the 2008 Formula Plan in whole or in part, provided that no such amendment, suspension or termination adversely affects previously granted awards without the consent of the award recipient. Any such amendment, suspension or termination may be subject to stockholder approval.

Under the 2008 Formula Plan, 250,000 shares of SMI's common stock are reserved for issuance and awards are in the form of restricted stock. On the first business day following each annual meeting, each non-employee director who is then a member of the Board receives a grant of restricted stock consisting of the number of shares equaling $75,000 divided by the average closing sale price for the twenty days immediately preceding the grant date, rounded up to the nearest whole share. Grants of restricted stock fully vest on the earlier of (i) the first grant date anniversary or (ii) the day before the Company's next annual meeting following the grant date. Vesting is subject to continued service as a director through scheduled vesting dates. In 2012, restricted stock awards granted to non-employee directors totaled 17,200 and 15,556 restricted stock awards vested during the year. All restricted stock awards were granted and vested in accordance with plan provisions. At December 31, 2012, approximately 173,000 shares are available for future grant.

*Formula Stock Option Plan for Directors* – The Formula Stock Option Plan, which was for the benefit of the Company's outside directors, was suspended in December 2007 and terminated in February 2008, and a new plan, as described above, was approved by stockholders at the 2008 Annual Meeting. Prior to plan suspension and termination, before February 1 each year, individual outside directors were awarded an option to purchase 10,000 shares of common stock at an exercise price equal to the average fair market value per share for the ten-day period prior to award. Termination of the Formula Stock Option Plan did not adversely affect rights under any outstanding stock options previously granted. All options granted under this plan generally vested in six months, and expired ten years, from grant date.

*Employee Stock Purchase Plan* – The SMI Employee Stock Purchase Plan (the ESPP) is intended to provide employees the opportunity to acquire stock ownership in the Company. The authorized number of shares of common stock issuable under the ESPP is 800,000. At December 31, 2012, approximately 439,000 shares are available for future grant. Prior to each January 1, the Compensation Committee of the Board of Directors determines whether eligible employees electing to participate will be granted the right to purchase shares of common stock for the upcoming calendar year and, if granted, the number of shares available for purchase under each option. All employee grants are for the same number of shares and grant date. No participant can be granted the right to purchase more than 500 shares in each calendar year, nor can an employee purchase stock under this or all other employee stock purchase plans in excess of $25,000 of fair market value at the grant date in each calendar year. The stock purchase price is 90% of the lesser of fair market value at grant date or exercise date. Grants may be exercised once at the end of each calendar quarter, and unexercised grants expire at each calendar year end. No shares were granted to employees under the ESPP for calendar years 2012, 2011 or 2010.

*Share-Based Payment* – The Company follows applicable authoritative guidance which generally requires recognizing compensation cost for the estimated grant-date fair value of stock options and other equity-based compensation over the requisite service period, and applies to all awards granted, modified, vesting, repurchased or cancelled after January 1, 2006. The Company generally records share-based compensation cost for stock option, restricted stock and restricted stock unit awards on either the accelerated method using a graded vesting schedule or the straight-line method over the requisite service period, depending on the vesting schedule of the awards. The Company's practice has been to issue new shares upon option exercise; however, repurchases of shares in the open market are permitted.

Share-based compensation cost totaled $1,936,000 in 2012, $1,885,000 in 2011 and $1,979,000 in 2010, before income taxes of $666,000, $680,000 and $718,000, respectively, and is included in general and administrative expense. There were no capitalized share-based compensation costs at December 31, 2012 or 2011. No stock options were granted or exercised under the 1994 Stock Option Plan, 2004 Stock Incentive Plan and Formula Stock Option Plan in 2012, 2011 or 2010. When stock options are granted, the Company estimates the fair value of stock option grants on grant date using the Black-Scholes option-pricing model based on the following factors and assumptions. Expected volatility is based on implied volatilities from historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercises, forfeitures and employee terminations within the pricing model. Employee groups have similar historical exercise experience and are combined for valuation purposes. The expected term of granted options is estimated based on historical exercise experience and represents the time period that granted options are expected to be outstanding. Risk-free interest rates for periods within the expected life of options are based on the US Treasury yield curve in effect at the time of grant.

There were no significant changes in the characteristics of restricted stock or restricted stock units granted during 2010 through 2012 as compared to prior grants and no modifications of the terms of any share-based payment arrangements. There were no significant changes in estimates, assumptions or valuation methods used to estimate the fair value of share-based payment awards. All stock options previously granted under the 1994 Plan and the 2004 Plan have an exercise price equal to the market value of the underlying common stock at grant date, and under the Formula Stock Option Plan for Directors have an exercise price equal to the average fair market value per share for the ten-day period prior to award. The Company believes the pricing model and approach utilized to develop the underlying assumptions are appropriate for estimating the fair values of share-based awards. These fair value and other estimates are not intended to predict future events or value ultimately realizable by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of original estimates.

The following is a summary of stock option activity regarding the 1994 Plan, 2004 Plan and Formula Stock Option Plan for 2012 (shares and aggregate intrinsic value in thousands):

| | 1994 Stock Option Plan | | | | 2004 Stock Incentive Plan | | | | Formula Stock Option Plan | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Stock Options | Shares | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (Yrs) | Aggregate Intrinsic Value | Shares | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (Yrs) | Aggregate Intrinsic Value | Shares | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (Yrs) | Aggregate Intrinsic Value |
| Outstanding, January 1, 2012 | 415 | $31.47 | | | 612 | $29.58 | | | 210 | $32.70 | | |
| Granted | – | – | | | – | – | | | – | – | | |
| Exercised | – | – | | | – | – | | | – | – | | |
| Forfeited | (2) | 28.07 | | | (10) | 30.31 | | | – | – | | |
| Expired | (108) | 26.36 | | | – | – | | | (30) | 25.28 | | |
| Outstanding, December 31, 2012 | 305 | $33.30 | 1.4 | – | 602 | $29.56 | 4.1 | $498 | 180 | $33.94 | 2.2 | – |
| Exercisable, December 31, 2012 | 305 | $33.30 | 1.4 | – | 602 | $29.56 | 4.1 | $498 | 180 | $33.94 | 2.2 | – |

As of December 31, 2012, all stock options are vested and there was no unrecognized compensation cost related to non-vested stock options granted under the 2004 Plan, the 1994 Plan or the Formula Stock Option Plan. Outstanding and exercisable stock options with no intrinsic value as of December 31, 2012 are excluded from the aggregate intrinsic values presented above. In 2012, 101,000 stock options vested under the 2004 Plan with an aggregate intrinsic value of $128,000, and in 2011 and 2010, 61,000 and 66,000 options vested, respectively, with no intrinsic value.

The following is a summary of non-vested restricted stock and restricted stock unit activity regarding the 2004 Plan and 2008 Formula Plan for 2012, and grant activity for 2011 and 2010 (shares and aggregate intrinsic value in thousands):

| Non-vested Restricted Stock and Restricted Stock Units | 2004 Stock Incentive Plan | | | | 2008 Formula Restricted Stock Plan | | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Weighted Average Grant-date Fair Value Per Share | Weighted Average Remaining Contractual Term (Yrs) | Aggregate Intrinsic Value | Shares | Weighted Average Grant-date Fair Value Per Share | Weighted Average Remaining Contractual Term (Yrs) | Aggregate Intrinsic Value |
| Outstanding, January 1, 2012 | 226 | $14.38 | | | 16 | $15.44 | | |
| Granted | 136 | 16.16 | | | 17 | 17.18 | | |
| Vested | (97) | 14.01 | | | (16) | 15.44 | | |
| Forfeited | (18) | 14.95 | | | – | – | | |
| Outstanding, December 31, 2012 | 247 | $15.46 | 1.3 | $4,401 | 17 | $17.18 | 0.3 | $307 |
| Granted, 2011 | 131 | $14.29 | | | 16 | $15.44 | | |
| Granted, 2010 | 130 | 15.40 | | | 15 | 16.86 | | |

As of December 31, 2012, outstanding restricted stock and restricted stock units above for the 2004 Plan include approximately 60,000 restricted stock units with an aggregate intrinsic value of $1,077,000 and a weighted-average remaining contractual term of 0.9 year, all of which are expected to fully vest. As of December 31, 2012, there was approximately $2,074,000 of total unrecognized compensation cost related to non-vested restricted stock and restricted stock units granted under the 2004 Plan and the 2008 Formula Plan that is expected to be recognized over a weighted average period of 0.9 year. In 2012, 2011 and 2010, 97,000, 96,000 and 36,000 shares of restricted stock and restricted stock units vested under the 2004 Plan with fair values of $1,599,000, $1,370,000 and $552,000, respectively, and 16,000, 15,000 and 19,000 shares of restricted stock vested under the 2008 Formula Plan with fair values of $266,000, $230,000 and $308,000, respectively. These 2004 Plan amounts include common stock shares issued upon the vesting of 29,000 and 8,000 restricted stock units with fair values of $467,000 and $114,000 during each of 2012 and 2011, respectively. No restricted stock units vested in 2010.

*New 2013 Stock Incentive Plan* – The 2004 Plan is scheduled to expire by its terms on February 18, 2014. In February 2013, the Company's Board of Directors adopted a new 2013 Stock Incentive Plan (the 2013 Plan) subject to stockholder approval at the 2013 Annual Meeting. The proposed 2013 Plan is to allow the Company, among other things, to continue to provide equity-based incentives to, and continue to attract and retain, key employees, directors and other individuals providing services to the Company. Awards under the 2013 Plan may be in the form of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock, restricted stock units or stock awards. Approval of the 2013 Plan will not amend or modify the 2004 Plan and the Company will continue to have the right to grant awards under the 2004 Plan until its expiration. Approval of the 2013 Plan and termination of the 2004 Plan will not adversely affect rights under any outstanding awards previously granted under the 2004 Plan.

Under the proposed 2013 Plan, 3,500,000 shares of SMI's common stock will be reserved for issuance, subject to various restrictions and adjustments including the following: (i) if shares subject to award under the 2013 Plan are forfeited, or the award otherwise terminates or is canceled for any reason without the issuance of such shares, those shares will be available for future awards; (ii) no individual may be granted options or SARs aggregating more than 300,000 shares of common stock during any calendar year; (iii) in the case of awards other than options or SARs that are intended to be "performance-based compensation", no individual may be granted an aggregate of more than 100,000 shares of common stock during any calendar year; and (iv) with respect to any cash-based stock award that is intended to be a performance award, the maximum cash payment that may be paid during any one calendar year to an individual is $10,000,000.

## 12. EMPLOYEE BENEFIT PLANS

The Speedway Motorsports, Inc. 401(k) Plan and Trust is available to Company employees who meet certain eligibility requirements. The Plan allows participants to elect contributions of up to 75% of their annual compensation within certain prescribed limits, of which the Company will match 25% of the first 4% of employee contributions. Participants become fully vested in Company matching contributions over six years. The Company's contributions for the Plan were $336,000 in 2012, $320,000 in 2011 and $309,000 in 2010.

The Speedway Motorsports, Inc. Deferred Compensation Plan is available to all Company employees who meet eligibility requirements. This plan allows participants to elect to defer up to 75% of their base salary and 100% of their annual bonus and other cash compensation, if any, as permitted by the Plan Administrator. The Company may make discretionary contributions for any one or all eligible employees which, if any, shall be 100% vested following three years of service once first eligible to participate in this plan. There were no Company contributions in 2010 through 2012.

## 13. SEGMENT DISCLOSURES

The Company's operations are predominately comprised of promoting, marketing and sponsoring motorsports racing events, merchandising and other related activities conducted at its various major speedway facilities located in the United States. The Company's business activities, including those of its subsidiaries and joint venture equity investee, are further described in Notes 1 and 2.

The Company's "motorsports event related" segment consists of revenues and expenses associated with all admissions, event related, NASCAR broadcasting and event motorsports merchandising activities, and joint venture equity investee earnings or losses associated with motorsports merchandising. The segment includes motorsports related events and operations for all Company speedways, NASCAR broadcasting and ancillary media rights, PRN and RCU motorsports radio programming, and SMI Properties, SMI Trackside and MA joint venture motorsports merchandising at Company and non-Company speedways. These operating segments have been aggregated into the motorsports related reporting segment as each share similar types and classes of customers, similar methods for providing or distributing motorsports related services, souvenirs and other merchandise, and other similar economic characteristics. The Company's "all other" operations consist of SMIP subsidiary non-event motorsports and non-motorsports merchandising, Legend Cars non-event merchandising and sanctioning body activities, Oil-Chem microlubricant activities, and office rentals at certain Company speedways. All segment information below pertains to continuing operations and excludes discontinued oil and gas operations for all periods presented.

Of the Company's total revenues, approximately 83% in 2012, 83% in 2011 and 84% in 2010 were derived from NASCAR-sanctioned events. Of the Company's total revenues, approximately 39% or $192,662,000 for 2012, 37% or $185,394,000 for 2011, and 36% or $178,722,000 for 2010 pertain to NASCAR broadcasting rights fees for domestic television broadcasts of NASCAR-sanctioned events held at the Company's speedways.

Segment information as presented below comports with information the Company's chief operating decision maker and management use and focus on when assessing segment performance and allocating resources. Segment operating income or loss excludes interest, taxes, other income or expense and specified non-recurring items, if any, and corporate general and administrative and depreciation costs are allocated to operating segments based on their respective revenues relative to consolidated revenues. Segment information on continuing operations for the three years ended December 31, 2012, and as of December 31, 2012 and 2011 is as follows (in thousands):

| | 2012 | | | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Motorsports Event Related | All Other | Consolidated Total | Motorsports Event Related | All Other | Consolidated Total | Motorsports Event Related | All Other | Consolidated Total |
| Revenues | $ 472,221 | $17,939 | $ 490,160 | $ 488,957 | $16,888 | $505,845 | $485,126 | $17,117 | $502,243 |
| Depreciation and amortization | 55,234 | 265 | 55,499 | 53,741 | 263 | 54,004 | 52,476 | 286 | 52,762 |
| Impairment of goodwill (Note 2) | – | – | – | 48,609 | – | 48,609 | – | – | – |
| Segment operating income | 98,522 | 2,472 | 100,994 | 115,051 | 704 | 115,755 | 120,802 | – | 120,802 |
| Capital expenditures | 26,647 | 140 | 26,787 | 59,142 | 179 | 59,321 | 37,136 | 82 | 37,218 |

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| Other intangibles | $ 394,972 | – | $ 394,972 | $ 394,960 | – | $394,960 |
| Goodwill | 138,717 | – | 138,717 | 138,717 | – | 138,717 |
| Total assets | 1,852,150 | $24,963 | 1,877,113 | 1,879,606 | $25,037 | 1,904,643 |

The following table reconciles segment operating income above to consolidated income before income taxes (both from continuing operations) (in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Total segment operating income from continuing operations | $100,994 | $115,755 | $120,802 |
| Adjusted for: | | | |
| Interest expense, net | (41,217) | (42,112) | (52,095) |
| Impairment of goodwill | – | (48,609) | – |
| Loss on early debt redemption and refinancing | – | (7,456) | – |
| Other income, net | 3,908 | 342 | 2,378 |
| Consolidated income from continuing operations before income taxes | $ 63,685 | $ 17,920 | $ 71,085 |

## 14. DISCONTINUED OIL AND GAS OPERATIONS

Prior to discontinuing operations, SMIL, a wholly-owned subsidiary of Oil-Chem, was engaged in oil and gas exploration and production activities, and the purchase and sale of bulk petroleum products, in certain foreign countries. In 2008, the Company discontinued these operations primarily because of ongoing challenges and business risks in conducting these activities in foreign countries, particularly Russia, many of which were outside management's control. Oasis Trading Group LLC, a US entity, provided oil and gas management and operational services to the Company and generally shared equally in the profits and losses on all transactions and activities. These oil and gas activities are presented as discontinued operations for all periods herein. Management believes these operations and assets meet the "held for sale" and "discontinued operations" criteria under applicable guidance. As further discussed below, the Company now has no continuing involvement or ownership interest in these discontinued operations.

As of December 31, 2012, SMIL owned an interest in one foreign entity owning certain oil and gas mineral rights in Russia, and significant uncertainties existed about its economic viability. This investment has been reflected as fully impaired since December 31, 2008. The Company finalized dissolution of this foreign interest in early 2013, which resulted in no financial statement impact. In 2010, SMIL's management contracts with service providers for oilfields were terminated, and the Company was fully released from all known or unknown liabilities through $1.3 million paid to these providers. In 2010, SMIL sold its interest in one foreign entity to a third party owned by a former contracted service provider. Sales consideration was based on the Company's right to receive a specified percentage of proceeds from any resale of the interest or prior year profits (as defined). No gain or loss from this sale was reflected because the Company has no remaining investment or liabilities. Also, because of uncertainty regarding recoverability, future gains, if any, would be recognized only if proceeds are received by the Company.

In 2010 through 2012, there were no operating revenues generated from oil and gas activities, and the Company incurred legal fees and other costs associated with efforts to sell or dissolve its remaining foreign investment interests and recover previously reserved receivables. In 2012, the Company recognized a gain from favorable settlement of certain insurance claims. At December 31, 2012 or 2011, there were no current or non-current assets or liabilities associated with discontinued operations. No interest expense, corporate general and administrative expense, transaction or transition service costs or continuing costs have been allocated to the discontinued operation, and no associated income tax benefits or gain or loss on disposal have been reflected in any period presented.

As of December 31, 2012 and 2011, all receivables associated with oil and gas activities are fully reserved. The Company recorded receivables of approximately $87,000 in 2012, $442,000 in 2011 and $954,000 in 2010 under its profit and loss sharing arrangement with Oasis for that entity's reimbursable share of these costs. Oasis's ability to repay the Company these amounts (or any previously reserved or future amounts) is largely dependent on sufficient profitability and recovery from future oil and gas activities no longer Company owned or from legal proceedings. As such, uncertainty exists regarding recoverability, and these amounts have been fully reserved and reflected as a component of loss from discontinued operation. As of December 31, 2012 and 2011, uncertainty exists as to the recovery of $12,000,000 drawn by a bank under a Company guarantee for obligations owed by certain third parties for petroleum product purchases utilizing their bank line of credit. The bank claimed and took possession of funds for payment under the guarantee for non-payment by the third parties, notwithstanding the Company's belief that payment was not required nor rightfully drawn upon by the bank. As further described in Note 10, the Company believes it has lawful recourse against the third parties and the bank, and is seeking recovery of the funds. However, uncertainty exists as to ultimate recovery of the amount due which was fully reserved as of December 31, 2012 and 2011. This assessment is subjective and based on facts, circumstances and assumptions existing at the time of evaluation, all of which are subject to significant change.

While the Company plans to continue litigation of the matter described above to maximize potential recovery value, future legal costs are not expected to be significant.

## 15. ISSUANCE OF ADDITIONAL 2019 SENIOR NOTES, AMENDMENT OF BANK CREDIT FACILITY AND PLANNED REDEMPTION OF 2016 SENIOR NOTES IN 2013

See Note 6 for information on the Company's Credit Facility prior to amendment, 2019 Senior Notes and 2016 Senior Notes.

*Additional 2019 Senior Notes Issued* – In January 2013, the Company completed a $100,000,000 aggregate principal private placement add-on offering to the existing 2019 Senior Notes. These additional 2019 Senior Notes were issued at 105% of par, and net proceeds after commissions and fees approximated $103,408,000. The proceeds were used to repay $95,000,000 of Credit Facility borrowings, representing all facility borrowings then outstanding, and the remainder used for general corporate purposes. The Company plans to offer to exchange these notes for substantially identical notes registered under the Securities Act in the second quarter 2013. The add-on notes are identical to the existing 2019 Senior Notes with the same interest rate, maturity, covenants, limitations, dividend, stock repurchases and redemption provisions and other terms and conditions, and are governed by the same indenture (hereafter both issuances are referred to as the 2019 Senior Notes). Debt issuance premium and associated deferred loan costs will be amortized over the remaining note term of February 2019.

*Amendment of Bank Credit Facility* – In February 2013, the Company's Credit Facility was amended (the 2013 Credit Facility) which, among other things: (i) provides for a five-year $100,000,000 senior secured revolving credit facility; (ii) provides for a five-year $250,000,000 senior secured term loan (the 2013 Term Loan) with a six-month delayed draw period; (iii) matures in February 2018; and (iv) allows the Company to increase revolving commitments or establish a term loan (or a combination of the two) up to an aggregate additional $100,000,000 with certain lender commitment conditions. The 2013 Credit Facility also provides for motor speedway acquisitions and related businesses, allows for annual aggregate payments of dividends and repurchases of SMI securities and other investments, and limits annual capital expenditures on generally the same terms and conditions prior to amendment. Revolving loans may be borrowed and repaid from time to time subject to meeting certain conditions on the date borrowed. The amended Term Loan requires minimum quarterly principal payments of at least 5% of the initial amount drawn an annualized basis (or $12.5 million in a twelve month period assuming an initial draw of $250.0 million).

Interest is based, at the Company's option, upon LIBOR plus 1.25% to 2.00% or the Bank of America's base rate plus 0.25% to 1.00%. The 2013 Credit Facility also contains a commitment fee ranging from 0.25% to 0.40% of unused amounts available for borrowing, with lenders receiving at least a 0.40% fee for six months on any delayed 2013 Term Loan borrowings until initially funded. The interest rate margins on borrowings and the commitment fee are adjustable periodically based upon certain consolidated total leverage ratios. The 2013 Credit Facility contains a number of affirmative and negative financial covenants, including requirements that the Company maintain certain ratios of funded debt to EBITDA and earnings before interest and taxes (EBIT) to interest expense. Also, negative covenant restrictions, indebtedness guarantees and security pledges are generally the same as prior to amendment.

*Early Redemption of 2016 Senior Notes Planned* – The Company plans to redeem all outstanding 8¾% 2016 Senior Notes in aggregate principal of $275,000,000 in the second quarter 2013. The 2016 Senior Notes are scheduled to mature in June 2016, and the Company can redeem the notes at a redemption premium of 104.375% of par beginning June 1, 2013 and annually declining to par after June 1, 2015. The Company plans to use borrowings under the 2013 Credit Facility, including Term Loan borrowings, to fund the planned redemption. Also, cash on hand could be used to fund part of the planned redemption, including redemption premium or other transaction costs. At this time, there can be no assurance the Company will redeem some or all of the 2016 Senior Notes as planned.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

*Management Evaluation of Disclosure Controls and Procedures* – Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer (its principal executive officer and principal financial officer, respectively), conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e) or Rule 15d-15(e)). The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this Annual Report, that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The following is management's conclusion and report on the Company's internal control over financial reporting as of December 31, 2012:

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

March 8, 2013

The management of Speedway Motorsports, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Securities Exchange Act Rule 13a-15(f) and Rule 15d-15(f)).

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override of controls. Because of such limitations, there is a risk that material misstatements due to error or fraud may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process and, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The management of Speedway Motorsports, Inc. assessed the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the management of Speedway Motorsports, Inc. concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

*Changes in internal control over financial reporting* – There were no changes in the Company's internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) in the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is furnished by incorporation by reference to all information under the captions titled "Directors, Director-Nominees and Executive Officers", "Corporate Governance", "Committees of the Board and Board Meetings", and "Section 16(a) Beneficial Ownership Reporting Compliance", in our Proxy Statement (to be filed after the filing date of this report) for SMI's Annual Meeting of Stockholders to be held on April 16, 2013 (the Proxy Statement).

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is furnished by incorporation by reference to all information under the captions titled "2012 Executive Compensation", "Compensation Committee Report", and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is furnished by incorporation by reference to all information under the captions "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" in the Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is furnished by incorporation by reference to all information under the captions "Corporate Governance – Board and Committee Member Independence" and "Transactions with Related Persons" in the Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is furnished by incorporation by reference to all information under the caption titled "Selection of Independent Registered Public Accounting Firm" in the Proxy Statement.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The exhibits and other documents filed as a part of this Annual Report on Form 10-K, including those exhibits incorporated by reference in this report, are:

(1) Financial Statements:

See the Index to Financial Statements which appears on page 50 hereof.

(2) Financial Statement Schedules:

None. Required information is included in the financial statements and notes thereto.

(3) Exhibits:

Exhibits required in connection with this Annual Report on Form 10-K are listed below. Certain exhibits are incorporated by reference to other documents on file with the SEC with which they are physically filed, to be a part of this report as of their respective dates.

| Exhibit Number | Description |
|---|---|
| 3.1 | Certificate of Incorporation of Speedway Motorsports, Inc. ("SMI") (incorporated by reference to Exhibit 3.1 to SMI's Registration Statement on Form S-1 filed December 22, 1994 (File No. 33-87740) of SMI (the "Form S-1")). |
| 3.2 | Bylaws of SMI (incorporated by reference to Exhibit 3.2 to the Form S-1). |
| 3.3 | Amendment to Certificate of Incorporation of SMI (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to SMI's Registration Statement on Form S-3 filed November 13, 1996 (File No. 333-13431)). |
| 3.4 | Amendment to Certificate of Incorporation of SMI (incorporated by reference to Exhibit 3.4 to SMI's Registration Statement on Form S-4 filed September 8, 1997 (File No. 333-35091)). |
| 3.5 | Amendment No. 1 to Bylaws of SMI (incorporated by reference to Exhibit 3.5 to SMI's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K")). |
| 4.1 | Form of Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form S-1). |
| 4.2 | Indenture dated as of May 19, 2009 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (the "2009 Indenture") (incorporated by reference to Exhibit 4.1 to SMI's Current Report on Form 8-K filed May 19, 2009 (the "May 19, 2009 Form 8-K")). |
| 4.3 | Forms of 8¾% Senior Notes Due 2016 (included in the 2009 Indenture) (incorporated by reference to Exhibit 4.1 to the May 19, 2009 Form 8-K). |
| 4.4 | Indenture dated as of February 3, 2011 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (the "2011 Indenture") (incorporated by reference to Exhibit 4.1 to SMI's Current Report on Form 8-K filed February 3, 2011 (the "February 3, 2011 Form 8-K")). |
| 4.5 | Forms of 6¾% Senior Notes due 2019 (included in the 2011 Indenture) (incorporated by reference to Exhibit 4.1 of the February 3, 2011 Form 8-K). |
| 4.6 | Registration Rights Agreement dated as of February 3, 2011 by and among SMI, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 4.3 of the February 3, 2011 Form 8-K). |

| Exhibit Number | Description |
|---|---|
| 4.7 | Second Supplemental Indenture with respect to the 6¾% Senior Subordinated Notes dated February 3, 2011 by and among SMI, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of the February 3, 2011 Form 8-K). |
| 10.1 | Promissory Note made by Atlanta Motor Speedway, Inc. in favor of Sonic Financial Corporation in the amount of $1,708,767 (incorporated by reference to Exhibit 10.51 to the Form S-1). |
| 10.2 | Non-Negotiable Promissory Note dated April 24, 1995 made by O. Bruton Smith in favor of SMI (incorporated by reference to Exhibit 10.20 to SMI's Annual Report on Form 10-K for the year ended December 31, 1995). |
| 10.3 | Purchase Contract dated December 18, 1996 between Texas Motor Speedway, Inc., as seller, and FW Sports Authority, Inc., as purchaser (incorporated by reference to Exhibit 10.23 to SMI's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")). |
| 10.4 | Lease Agreement dated as of December 18, 1996 between FW Sports Authority, Inc., as lessor, and Texas Motor Speedway, Inc., as lessee (incorporated by reference to Exhibit 10.24 to the 1996 Form 10-K). |
| 10.5 | Guaranty Agreement dated as of December 18, 1996 among SMI, the City of Fort Worth, Texas and FW Sports Authority, Inc. (incorporated by reference to Exhibit 10.25 to the 1996 Form 10-K). |
| 10.6 | Management Agreement by and between SMI, Levy Premium Foodservice Limited Partnership and Levy Premium Foodservice Partnership of Texas dated November 29, 2001 (the "Levy Management Agreement") (portions omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.16 to SMI's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K")). |
| 10.7 | Assignment of and Amendment to Levy Management Agreement dated January 24, 2002 (incorporated by reference to Exhibit 10.17 to the 2001 Form 10-K). |
| 10.8 | Guaranty Agreement dated November 29, 2001 by SMI in favor of Levy Premium Foodservice Limited Partnership and Compass Group USA, Inc. (incorporated by reference to Exhibit 10.18 to the 2001 Form 10-K). |
| 10.9 | Guaranty Agreement dated November 29, 2001 by Compass Group USA, Inc. in favor of Speedway Systems LLC, Charlotte Motor Speedway, LLC, Texas Motor Speedway, Inc., Bristol Motor Speedway, Inc. and SMI (incorporated by reference to Exhibit 10.19 to the 2001 Form 10-K). |
| 10.10 | Naming Rights Agreement dated June 11, 2002 between Sears Point Raceway, LLC and SMI, and Infineon Technologies North America Corp. (incorporated by reference to Exhibit 99.2 to SMI's Current Report on Form 8-K filed June 24, 2002). |
| 10.11 | Stock Purchase Agreement dated October 30, 2007 between SMI, Robert P. Bahre and Gary G. Bahre relating to the New Hampshire International Speedway (incorporated by reference to Exhibit 10.34 to the 2007 Form 10-K). |
| 10.12 | Asset Purchase Agreement dated May 21, 2008 between Kentucky Speedway, LLC and SMI (incorporated by reference to Exhibit 10.2 to SMI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008). |
| 10.13 | Purchase Agreement dated January 20, 2011 by and among SMI, the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to SMI's Current Report on Form 8-K filed January 21, 2011). |
| 10.14 | Amended and Restated Credit Agreement dated January 28, 2011 by and among SMI and Speedway Funding, LLC, as borrowers, certain subsidiaries of SMI, as guarantors, and the lenders named therein, including Bank of America, N.A., as agent for the lenders and a lender (the "2011 Credit Agreement") (incorporated by reference to Exhibit 10.34 to SMI's Registration Statement on Form S-4 filed April 8, 2011 (File No. 333-173390) (the "Form S-4)). |
| 10.15 | Amended and Restated Pledge Agreement dated January 28, 2011 by and among SMI and the subsidiaries of SMI that are guarantors under the 2011 Credit Agreement, as pledgors, and Bank of America, N.A., as agent for the lenders and a lender under the 2011 Credit Agreement (incorporated by reference to Exhibit 10.35 to the Form S-4). |

| Exhibit Number | Description |
|---|---|
| *10.16 | Speedway Motorsports, Inc. 1994 Stock Option Plan Amended and Restated May 9, 2002 (incorporated by reference to Exhibit 4.1 to SMI's Registration Statement on Form S-8 filed May 31, 2002 (File No. 333-89496)). |
| *10.17 | Speedway Motorsports, Inc. Formula Stock Option Plan Amended and Restated May 2, 2002 (incorporated by reference to Appendix B to SMI's Definitive Proxy Statement filed April 25, 2002). |
| *10.18 | Speedway Motorsports, Inc. Employee Stock Purchase Plan Amended and Restated as of March 1, 2004 (incorporated by reference to Appendix B to SMI's Definitive Proxy Statement filed March 23, 2004). |
| *10.19 | Speedway Motorsports, Inc. 2004 Stock Incentive Plan (the "2004 Stock Incentive Plan") (incorporated by reference to Exhibit 4.1 to SMI's Registration Statement on Form S-8 filed April 28, 2004 (File No. 333-114965)). |
| *10.20 | Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to SMI's Current Report on Form 8-K filed December 14, 2004 (the "December 14, 2004 Form 8-K")). |
| *10.21 | Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the December 14, 2004 Form 8-K). |
| *10.22 | Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to SMI's Current Report on Form 8-K filed October 23, 2006). |
| *10.23 | Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to SMI's Current Report on Form 8-K filed on April 27, 2010). |
| *10.24 | Speedway Motorsports, Inc. Incentive Compensation Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 21, 2007). |
| *10.25 | Speedway Motorsports, Inc. Deferred Compensation Plan as Amended and Restated, Effective January 1, 2010 (incorporated by reference to Exhibit 10.38 to SMI's Annual Report on Form 10-K for the year ended December 31, 2008) |
| *10.26 | Speedway Motorsports, Inc. 2004 Stock Incentive Plan Amended and Restated as of February 10, 2010 (incorporated by reference to Appendix A to SMI's Definitive Proxy Statement filed on March 20, 2010). |
| *10.27 | Speedway Motorsports, Inc. 2008 Formula Restricted stock Plan for Non-Employee Directors Amended and Restated as of April 17, 2012 (the "Amended and Restated 2008 Formula Restricted Stock Plan") (incorporated by reference to Exhibit 99.1 to SMI's Registration Statement on Form S-8 filed on May 3, 2012 (file No. 333-181127) (the "2012 Form S-8")). |
| *10.28 | Form of Restricted Stock Agreement under the Amended and Restated 2008 Formula Restricted Stock Plan (incorporated by reference to Exhibit 99.2 to the 2012 Form S-8). |
| 21.1 | Subsidiaries of SMI. |
| 23.1 | Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. |
| 31.1 | Certification of Mr. O. Bruton Smith pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Mr. William R. Brooks pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Mr. O. Bruton Smith pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Mr. William R. Brooks pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | Financial Statements in XBRL. |

* Management compensation contract, plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPEEDWAY MOTORSPORTS, INC. Date: March 8, 2013

BY: /s/ O. BRUTON SMITH

O. Bruton Smith
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Dates |
|---|---|---|
| /s/ O. BRUTON SMITH<br>O. Bruton Smith | Chairman, Chief Executive Officer (principal executive officer) and Director | March 8, 2013 |
| /s/ WILLIAM R. BROOKS<br>William R. Brooks | Vice Chairman, Chief Financial Officer and Treasurer (principal financial officer and accounting officer) and Director | March 8, 2013 |
| /s/ MARCUS G. SMITH<br>Marcus G. Smith | Chief Operating Officer, President and Director | March 8, 2013 |
| /s/ MARK M. GAMBILL<br>Mark M. Gambill | Director | March 8, 2013 |
| /s/ JAMES P. HOLDEN<br>James P. Holden | Director | March 8, 2013 |
| /s/ ROBERT L. REWEY<br>Robert L. Rewey | Director | March 8, 2013 |
| /s/ TOM E. SMITH<br>Tom E. Smith | Director | March 8, 2013 |

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# BOARD OF DIRECTORS

### O. BRUTON SMITH
Chairman and Chief Executive Officer
Speedway Motorsports, Inc.

### MARCUS G. SMITH
Chief Operating Officer and President
Speedway Motorsports, Inc.

### WILLIAM R. BROOKS
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.

### MARK M. GAMBILL (2*), (3)
Chairman
Cary Street Partners

### JAMES P. HOLDEN (2), (3), (4*)
Retired President and Chief Executive Officer
DaimlerChrysler

### ROBERT L. REWEY (1), (3), (4)
Retired Group Vice President
Ford Motor Company

### TOM E. SMITH (2), (3*), (4)
Retired Chairman, Chief Executive Officer and President
Food Lion Stores, Inc.

---

(1) Lead Independent Director
(2) Audit Committee
(3) Compensation Committee
(4) Nominating/Corporate Governance Committee
(*) Committee Chairperson

# EXECUTIVE OFFICERS

### O. BRUTON SMITH
Chairman and Chief Executive Officer
Speedway Motorsports, Inc.

### MARCUS G. SMITH
Chief Operating Officer and President
Speedway Motorsports, Inc.

### WILLIAM R. BROOKS
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.




**SPEEDWAY MOTORSPORTS, INC.**

5555 Concord Parkway South, Concord, NC 28027 | 704.455.3239
www.speedwaymotorsports.com